                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                  (Rule 13e-3)
                  Transaction Statement under Section 13(e) of
               the Securities Exchange Act of 1934 and Rule 13e-3
                                   thereunder.

     Rule 13e-3 Transaction Statement under Section 13(e) of the Securities
                              Exchange Act of 1934
                                Amendment No. 1

                        ---------------------------------

                         PERITUS SOFTWARE SERVICES, INC.
                                (Name of Issuer)

                         PERITUS SOFTWARE SERVICES, INC.
                              ROCKET SOFTWARE, INC.
                        ROCKET ACQUISITION COMPANY, INC.
                                JOHAN MAGNUSSON
                                ANDREW YOUNISS
                                MATTHEW KELLEY
                      (Name of Person(s) Filing Statement)

                        ---------------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                        ---------------------------------

                                   714006-10-3

                      (CUSIP Number of Class of Securities)
                        ---------------------------------


      JOHN D. GIORDANO                 JOHAN MAGNUSSON                JOHAN MAGNUSSON
PERITUS SOFTWARE SERICES, INC.         ANDREW YOUNISS          ROCKET ACQUISTION COMPANY, INC.
 112 TURNPIKE ROAD, SUITE 111          MATTHEW KELLEY             c/o ROCKET SOFTWARE, INC.
     WESTBOROUGH, MA 01581           ROCKET SOFTWARE, INC.           2 APPLE HILL DRIVE
        (508) 870-0963                2 APPLE HILL DRIVE              NATICK, MA 01760
                                       NATICK, MA 01760                (508) 655-4321
                                        (508) 655-4321


  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                           Copy of Communications To:

         Peter B. Tarr, Esq.                     Peter M. Moldave, Esq.
          Hale and Dorr LLP                    Timothy M. Lindamood, Esq.
           60 State Street                  Lucash, Gesmer & Updegrove, LLP
          Boston, MA 02109                          40 Broad Street
           (617) 526-6639                           Boston, MA 02109
                                                     (617) 350-6800

                        ---------------------------------


This statement is filed in connection with (check the appropriate box):

     a. [X]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_]The filing of a registration statement under the Securities Act of 1933.

     c.   [_]A tender offer.

     d.   [_]None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction:


================================================================================
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation                                      Amount of filing fee
--------------------------------------------------------------------------------
     $3,323,628.00 (*)                                             $665.00
================================================================================



     * For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated April 18, 2001, by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc., Rocket Acquisition Company, Inc. will merge with and into Peritus Software Services, Inc., and each outstanding share of common stock of Peritus Software Services, Inc., except for shares owned by Rocket Software, Inc., Rocket Acquisition and their respective wholly owned subsidiaries, will be converted into the right to receive $0.19 in cash. In addition, pursuant to the terms of the agreement of merger, each outstanding option to purchase common stock, whether vested or unvested, with a per share exercise price less than $0.19, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those options will then be canceled. The aggregate number of securities to which this transaction applies is (i) 17,319,903 outstanding shares of common stock held of record by stockholders other than Rocket Software, Inc., Rocket Acquisition Company, Inc., or their respective wholly owned subsidiaries and (ii) outstanding options to purchase an aggregate of 599,375 shares of common stock, all with a per share exercise price less than $0.19, and a per share weighted average exercise price of $0.1352.

     [X]Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $665.00
     Form or Registration No.:  PREM14A
     Filing Party:  Peritus Software Services, Inc.
     Date Filed:  April 27, 2001

                                  INTRODUCTION


     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Peritus Software Services, Inc., a Massachusetts corporation ("Peritus"), the issuer of the common stock, par value $0.01 per share ("Common Stock"), which is the subject of the Rule 13e-3 transaction, Rocket Software, Inc., a Massachusetts corporation ("Rocket Software"), Rocket Acquisition Company, Inc., a Massachusetts corporation ("Rocket Acquisition"), Johan Magnusson, Andrew Youniss and Matthew Kelley. This
Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 18, 2001, by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition (the "Merger Agreement").

     Concurrently with the filing of this Schedule 13E-3, Peritus is filing with the Securities and Exchange Commission a revised proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of Peritus at which the stockholders of Peritus will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the merger of Rocket Acquisition Company, Inc. with and into Peritus. As a result of this merger, the holders of shares of Common Stock of Peritus, other than Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be entitled to receive $0.19 in cash for each share of Common Stock. Options will be treated as described more fully in the Proxy Statement.

     A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All
                                            -------
references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning Peritus has been supplied by Peritus, and all information concerning Rocket Software, Rocket Acquisition, Johan Magnusson, Andrew Youniss and Matthew Kelley has been provided by such entities or individuals, or their respective representatives.

     The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet

     Item 1001

     Summary Term Sheet. The information contained in the section of the Proxy Statement entitled "Summary" is incorporated herein by reference.

Item 2. Subject Company Information

     Item 1002

     (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Whom Should I Call If I Have Any Questions?" and "Summary - The Parties" is incorporated herein by reference.

     (b) Securities. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - What Vote is Required to Approve the Merger?", "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Peritus Software Services, Inc. Special Meeting - Only Peritus Holders of Record Are Entitled to Vote", "Information About Stock Ownership" is incorporated herein by reference.

     (c) Trading Market and Price. The information contained in the section of the Proxy Statement entitled "Comparative Per Share, Market Price and Dividend Information" is incorporated herein by reference.

     (d) Dividends. The information contained in the sections of the Proxy Statement entitled "Comparative Per Share, Market Price and Dividend Information" and "The Agreement of Merger--Principal Covenants" is incorporated herein by reference.

     (e)            Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Peritus Software Services, Inc. Special Meeting - Contacts and Negotiations with Rocket Software" "Management's Discussion and Analysis of Financial Condition and Results of Operations - Cost of Strategic Investment" "Information about Stock Ownership" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     Item 1003

     (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Special Factors - Identity and Background of Rocket Software and Rocket Acquisition", "Information About Stock Ownership" and "Board of Directors and Executive Officers" is incorporated herein by reference.

     (b) Business and Background of Entities. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Special Factors - Identity and Background of Rocket Software and Rocket Acquisition" and "Information About Stock Ownership" is incorporated herein by reference.

     (c)(1)-(5) Business and Background of Natural Persons. The information contained in the sections of the Proxy Statement entitled "Special Factors - Identity and Background of Rocket Software and Rocket Acquisition", "Information About Stock Ownership" and "Board of Directors and Executive Officers" is incorporated herein by reference.

Item 4. Terms of Transaction

     Item 1004

     (a)(1)         Tender Offers. Not applicable.

     (a)(2) Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Peritus Software Services, Inc. Special Meeting", "The Agreement of Merger - Merger Consideration", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with Rocket Software", "Special Factors - Opinion of Special Committee's Financial Advisor", "Special Factors - Peritus' Purpose and Reasons For the Merger", "Special Factors - Rocket Software's Purpose and Reasons For the Merger", "Special Factors - Plans for Peritus After the Merger", "Special Factors - Material Federal Income Tax Consequences" and "The Agreement of Merger - Accounting Treatment" is incorporated herein by reference.

     (c) Different Terms. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "The Peritus Software Services, Inc. Special Meeting - Vote Required to Adopt the Agreement of Merger", "Special Factors - Rocket Software's Purpose and Reasons for the Merger", "The Agreement of Merger - Merger Consideration", "The Agreement of Merger - Option Awards", "The Agreement of Merger - Principal Covenants - Benefits", "Information About Stock Ownership", "Information About Stock Ownership - Stock Options" and "Dissenters' Rights" is incorporated herein by reference.

     (d) Appraisal Rights. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Are Peritus stockholders entitled to dissenters' or appraisal rights?", "Summary - Dissenters' Rights", "Peritus Software Services, Inc. Special Meeting - Dissenting Holders", "Special Factors
                    - Material Federal Income Tax Consequences", "Dissenters' Rights" and in Annex C to the Proxy Statement, Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. Peritus and Rocket Software have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of either Peritus or Rocket Software or to obtain counsel or appraisal services at the expense of Peritus and/or Rocket Software.

     (f)            Eligibility for Listing or Trading. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Item 1005

     (a)(1) Transactions. The information contained in the sections of the Proxy Statement entitled "Interests of Certain Persons in the Merger", "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

     (a)(2) Transactions. The information contained in the section of the Proxy Statement entitled "Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (b),(c) Significant Corporate Events, Negotiations or Contacts. The information contained in the sections of the Proxy Statement entitled "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with Rocket Software", "Special Factors - Peritus' Purpose and Reasons For the Merger", "Special Factors - Rocket Software's Purpose and Reasons For the Merger", "Interests of Certain Persons in the Merger", "The Agreement of Merger", and "Business" is incorporated herein by reference.

     (e) Agreements Involving Peritus' Securities. The information contained in the Proxy Statement entitled "Information About Stock Ownership", "Information About Stock Ownership - Stock Options" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Company Overview" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     Item 1006

     (b) Use of Securities Acquired. The information contained in the sections of the Proxy Statement entitled "Summary - The Agreement of Merger", "Special Factors - Certain Effects of the Merger", "The Agreement of Merger - Merger Consideration", "The Agreement of Merger - Option Awards", "Information About Stock Ownership - Stock Options" and "Information About Stock Ownership - Employment Agreement" is incorporated herein by reference.

     (c)(1)-(8) Plans. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Special Factors
                    - Contacts and Negotiations with Rocket Software", "Special Factors - Certain Effects of the Merger", "Special Factors - Plans for Peritus After the Merger", "Special Factors - Conduct of the Business of Peritus If the Merger is Not Completed", "Comparative Per Share, Market Price and Dividend Information" and "The Agreement of Merger" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

     Item 1013

     (a)-(c) Purposes; Alternatives; Reasons. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Special Factors - Contacts and Negotiations with Rocket Software", "Special Factors - Peritus' Purpose and Reasons for the Merger", "Special Factors - Opinion of Special Committee's Financial Advisor", "Special Factors - Rocket Software's Purpose and Reasons for the Merger", "Special Factors - Conduct of the Business of

                    Peritus if the Agreement of Merger is Not Completed", "Special Factors - Plans for Peritus After the Merger" and "Special Factors - Certain Effects of the Merger" is incorporated herein by reference.

     (d) Effects. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - Going Private Transaction", "Summary - How Will Options be Treated", "Summary - Tax Consequences", "Special Factors - Opinion of Special Committee's Financial Advisor", "Special Factors - Certain Effects of the Merger", "Special Factors - Material Federal Income Tax Consequences", "Special Factors - Regulatory Matters", "Special Factors - Position of Rocket Software as to Fairness of the Merger", "Accounting Treatment" and "The Agreement of Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction

     Item 1014

     (a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Why are the special committee and the board of directors recommending the merger?", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with Rocket Software", "Special Factors - Rocket Software's Purpose and Reasons for the Merger", "Special Factors - Peritus' Purpose and Reasons for the Merger", "Special Factors - Opinion of Special Committee's Financial Advisor" and "Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (c) Approval of Security Holders. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary
                    - Stockholder Vote Required to Approve the Merger" and "The Peritus Software Services, Inc. Special Meeting - Vote Required to Adopt the Peritus Agreement of Merger" is incorporated herein by reference.

     (d) Unaffiliated Representative. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary
                    - Opinion of Financial Advisor", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with Rocket Software" and "Special Factors - Opinion of Special Committee's Financial Advisor" is incorporated herein by reference.

     (e) Approval of Directors. The information contained in the section of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Why are the special committee and the board of directors recommending the merger?", "Summary - Board of Director's Recommendations to Stockholders", "Special Factors - Strategic and Financing Alternatives" and "Special Factors - Contacts and Negotiations with Rocket Software" is incorporated herein by reference.

     (f) Other Offers. The information contained in the section of the Proxy Statement entitled "Special Factors - Strategic and Financing Alternatives" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

     Item 1015


     (a)-(c) The information contained in the section of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - What was the opinion of the financial advisor?", "Summary - Opinion of Financial Advisor", "Special Factors - Opinion of Special Committee's Financial Advisor" and in Annex B to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

     Item 1007

     (a),(b) Source of Funds; Conditions. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - How will the cash merger consideration be paid?" and "The Agreement of Merger - Representations and Warranties" is incorporated herein by reference.

     (c) Expenses. The information contained in the section of the Proxy Statement entitled "Expenses" is incorporated herein by reference.

     (d) (1)-(2)    Borrowed Funds. Not Applicable.

Item 11. Interest in Securities of the Subject Company

     Item 1008

     (a) Securities Ownership. The information contained in the sections of the Proxy Statement entitled "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Interest of Certain Persons in the Merger" and "Information About Stock Ownership" is incorporated herein by reference.

     (b)            Securities Transactions. Not Applicable.

Item 12. The Solicitation or Recommendation

     Item 1012

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled "Summary - Stockholder Vote Required to Approve the Merger", "Summary - Stock Ownership of Management, Directors and Other Affiliates" and "The Peritus Software Services, Inc. Special Meeting - Vote Required to Adopt the Peritus Agreement of Merger" is incorporated herein by reference.

     (e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Peritus' Purpose and Reasons for the Merger" and "Special Factors - Contacts and Negotiations with Rocket Software" is incorporated herein by reference.

Item 13. Financial Statements

     Item 1010

     (a) Financial Information. The information contained in the section of the Proxy Statement entitled "Selected Historical Financial Data", the Financial Statements for each of the years ended 1998, 1999 and 2000 on pages F-1 through F-28 of the Proxy Statement are incorporated herein by reference.

     (b)            Pro-Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

     Item 1009

     (a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections of the Proxy Statement entitled "Peritus Software Services, Inc. Special Meeting - Costs of Soliciting these Proxies" is incorporated herein by reference.

Item 15. Additional Information

     Item 1011

     (b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

     Item 1016.

     (a)(1) Revised Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 1, 2001 (the "Proxy Statement").

     (a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement. (1)

     (a)(3) Press Release of Peritus Software Services, Inc. dated April 18, 2001. (2)

     (a)(4) Soliciting Material Under Rule 14a-12 filed with the Commission on April 25, 2001. (3)

     (b)            None.

     (c)(1) Opinion of The Catalyst Group, LLC, dated April 17, 2001, attached as Annex B to the Proxy Statement. (1)
                                -------

     (c)(2) Presentation of The Catalyst Group, LLC delivered to the Board of Directors of Peritus Software Services, Inc. on October 2, 2000.

     (d)(1) Agreement and Plan of Merger, dated as of April 18, 2001, by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc., attached as Annex A to the Proxy Statement. (1)

     (d)(2) Common Stock Purchase Agreement, dated as of March 27, 2000, by and between Peritus Software Services, Inc. and Rocket Software, Inc. (4)

     (d)(3) Registration Rights Agreement, dated as of March 27, 2000, by and between Peritus Software Services, Inc. and Rocket Software, Inc. (4)

     (d)(4)         Long-Term Incentive Plan (1992) of Peritus Software
                    Services. Inc. (5)

     (d)(5) 1997 Stock Incentive Plan, as amended, of Peritus Software Services, Inc. (6)

     (d)(6) 1997 Director Stock Option Plan, as amended and restated, of Peritus Software Services, Inc. (7)

     (d)(7) Employment Agreement, dated August 13, 1998, between Peritus Software Services, Inc. and John D. Giordano. (8)

     (d)(8) Addendum to Employment Agreement, dated October 5, 1998, between Peritus Software Services, Inc. and John D. Giordano. (9)

     (d)(9) Letter Agreement, dated April 9, 1999, between Peritus Software Services, Inc. and John D. Giordano. (9)

     (d)(10) Amended Employment Agreement, dated as of September 9, 1999, between Peritus Software Services, Inc. and John D. Giordano. (10)

     (d)(11) Addendum to Employment Agreement, dated as of September 9, 1999, between Peritus Software Services, Inc. and John D. Giordano. (10)

     (d)(12) Addendum to the Employment Agreement, dated as of January 21, 2000, between Peritus Software Services, Inc. and John
                    D. Giordano. (4)

     (d)(13) Amended Employment Agreement, dated as of January 21, 2000, between Peritus Software Services, Inc. and John D. Giordano. (4)

     (d)(14) Letter Agreement, dated February 26, 2001, between Peritus Software Services, Inc. and John D. Giordano.

     (f) Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, attached as Annex C to the Proxy Statement. (1)

     (g)            None.


_____________________________

(1)  Incorporated by reference to the Proxy Statement.

(2) Incorporated by reference to the Soliciting Material Under Rule 14a-12 filed by Peritus Software Services, Inc. with the Commission on April 18, 2001.

(3) Incorporated by reference to the Soliciting Material Under Rule 14a-12 filed by Peritus Software Services, Inc. with the Commission on April 25, 2001.

(4) Incorporated by reference to the Annual Report on Form 10-K for Peritus Software Services, Inc. for the year ended December 31, 1999.

(5) Incorporated by reference to the Registration Statement on Form S-1 of Peritus Software Services, Inc. (Commission File No. 333-27087).

(6) Incorporated by reference to the Registration Statement on Form S-8 of Peritus Software Services, Inc. (Commission File No. 333-59783), as filed with the Commission on July 24, 1998.

(7) Incorporated by reference to the Registration Statement on Form S-8 of Peritus Software Services, Inc. (Commission File No. 333-40358), as filed with the Commission on June 28, 2000.

(8) Incorporated by reference to the Quarterly Report on Form 10-Q for Peritus Software Services, Inc. for the quarterly period ended September 30, 1998.

(9) Incorporated by reference to the Annual Report on Form 10-K for Peritus Software Services, Inc. for the year ended December 31, 1998.

(10) Incorporated by reference to the Quarterly Report on Form 10-Q for Peritus Software Services, Inc. for the quarterly period ended September 30, 1999.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              PERITUS SOFTWARE SERVICES, INC.

                              By: /s/ John D. Giordano
                                 -----------------------------------------------
                                 Name:  John D. Giordano
                                 Title:  President and Chief Executive Officer


                              ROCKET SOFTWARE, INC.

                              By: /s/ Johan Magnusson
                                 -----------------------------------------------
                                 Name:  Johan Magnusson
                                 Title:  Director, Chief Operating Officer


                              ROCKET ACQUISITION COMPANY, INC.

                              By: /s/ Johan Magnusson
                                 -----------------------------------------------
                                 Name:  Johan Magnusson
                                 Title:  President


                              JOHAN MAGNUSSON

                                 /s/ Johan Magnusson
                                 -----------------------------------------------
                                 Johan Magnusson


                              ANDREW YOUNISS

                                 /s/ Andrew Youniss
                                 -----------------------------------------------
                                 Andrew Youniss


                              MATTHEW KELLEY

                                 /s/ Matthew Kelley
                                 -----------------------------------------------
                                 Matthew Kelley


Date:  June 1, 2001

                                  EXHIBIT INDEX

     (a)(1) Revised Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 1, 2001 (the "Proxy Statement").

     (a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement. (1)

     (a)(3) Press Release of Peritus Software Services, Inc. dated April 18, 2001. (2)

     (a)(4) Soliciting Material Under Rule 14a-12 filed with the Commission on April 25, 2001. (3)

     (b)            None.

     (c)(1) Opinion of The Catalyst Group, LLC, dated April 17, 2001, attached as Annex B to the Proxy Statement. (1)
                                -------

     (c)(2) Presentation of The Catalyst Group, LLC delivered to the Board of Directors of Peritus Software Services, Inc. on October 2, 2000.

     (d)(1) Agreement and Plan of Merger, dated as of April 18, 2001, by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc., attached as Annex A to the Proxy Statement. (1)

     (d)(2) Common Stock Purchase Agreement, dated as of March 27, 2000, by and between Peritus Software Services, Inc. and Rocket Software, Inc. (4)

     (d)(3) Registration Rights Agreement, dated as of March 27, 2000, by and between Peritus Software Services, Inc. and Rocket Software, Inc. (4)

     (d)(4)         Long-Term Incentive Plan (1992) of Peritus Software
                    Services. Inc. (5)

     (d)(5) 1997 Stock Incentive Plan, as amended, of Peritus Software Services, Inc. (6)

     (d)(6) 1997 Director Stock Option Plan, as amended and restated, of Peritus Software Services, Inc. (7)

     (d)(7) Employment Agreement, dated August 13, 1998, between Peritus Software Services, Inc. and John D. Giordano. (8)

     (d)(8) Addendum to Employment Agreement, dated October 5, 1998, between Peritus Software Services, Inc. and John D. Giordano. (9)

     (d)(9) Letter Agreement, dated April 9, 1999, between Peritus Software Services, Inc. and John D. Giordano. (9)

     (d)(10) Amended Employment Agreement, dated as of September 9, 1999, between Peritus Software Services, Inc. and John D. Giordano. (10)

     (d)(11) Addendum to Employment Agreement, dated as of September 9, 1999, between Peritus Software Services, Inc. and John D. Giordano. (10)

     (d)(12) Addendum to the Employment Agreement, dated as of January 21, 2000, between Peritus Software Services, Inc. and John
                    D. Giordano. (4)

     (d)(13) Amended Employment Agreement, dated as of January 21, 2000, between Peritus Software Services, Inc. and John D. Giordano. (4)

     (d)(14) Letter Agreement, dated February 26, 2001, between Peritus Software Services, Inc. and John D. Giordano.

     (f) Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, attached as Annex C to the Proxy Statement. (1)

     (g)            None.


_____________________________

(1)  Incorporated by reference to the Proxy Statement.

(2) Incorporated by reference to the Soliciting Material Under Rule 14a-12 filed by Peritus Software Services, Inc. with the Commission on April 18, 2001.

(3) Incorporated by reference to the Soliciting Material Under Rule 14a-12 filed by Peritus Software Services, Inc. with the Commission on April 25, 2001.

(4) Incorporated by reference to the Annual Report on Form 10-K for Peritus Software Services, Inc. for the year ended December 31, 1999.

(5) Incorporated by reference to the Registration Statement on Form S-1 of Peritus Software Services, Inc. (Commission File No. 333-27087).

(6) Incorporated by reference to the Registration Statement on Form S-8 of Peritus Software Services, Inc. (Commission File No. 333-59783), as filed with the Commission on July 24, 1998.

(7) Incorporated by reference to the Registration Statement on Form S-8 of Peritus Software Services, Inc. (Commission File No. 333-40358), as filed with the Commission on June 28, 2000.

(8) Incorporated by reference to the Quarterly Report on Form 10-Q for Peritus Software Services, Inc. for the quarterly period ended September 30, 1998.

(9) Incorporated by reference to the Annual Report on Form 10-K for Peritus Software Services, Inc. for the year ended December 31, 1998.

(10) Incorporated by reference to the Quarterly Report on Form 10-Q for Peritus Software Services, Inc. for the quarterly period ended September 30, 1999.

                                  SCHEDULE 14A
                                 (Rule 14a-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                              Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [_]

Check the appropriate box:

                                          [_] Confidential, for Use of the
[X] Preliminary Proxy Statement              Commission Only (as Permitted by
                                             Rule 14a-6(e)(2))

[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Under Rule 14a-12

                        PERITUS SOFTWARE SERVICES, INC.
                (Name of Registrant as Specified In Its Charter)

                                Not Applicable.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[_] No fee required.

[X] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

  1) Title of each class of securities to which transaction applies: Peritus Software Services, Inc. common stock, par value $0.01 per share

  2) Aggregate number of securities to which transaction applies: (i) 17,319,903 outstanding shares of common stock held of record by stockholders other than Rocket Software, Inc., Rocket Acquisition Company, Inc., or their respective wholly owned subsidiaries and (ii) outstanding options to purchase an aggregate of 599,375 shares of common stock, all with a per share exercise price less than $0.19, and a per share weighted average exercise price of $0.1352

  3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Pursuant to the Agreement and Plan of Merger, dated April 18, 2001, by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc., Rocket Acquisition will merge with and into Peritus, and each outstanding share of common stock of Peritus, except for shares owned by Rocket Software, Rocket Acquisition and their respective wholly owned subsidiaries, will be converted into the right to receive $0.19 in cash. In addition, pursuant to the terms of the agreement of merger, each outstanding option to purchase common stock, whether vested or unvested, with a per share exercise price less than $0.19, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those options will then be canceled.

  4)  Proposed maximum aggregate value of transaction: $3,323,628 (*)

  5)  Total fee paid: $665.00

[X] Fee paid previously with preliminary materials.

[_]Check box if any part of the fee is offset as provided by Exchange Act Rule
   0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  1)  Amount Previously Paid:

  2)  Form, Schedule or Registration Statement No.:

  3)  Filing Party:

  4)  Date Filed:

(*) Calculated based upon (i) a proposed per share cash payment of $0.19 for the 17,319,903 outstanding shares of common stock and (ii) an aggregate cash payment of $32,846 to holders of outstanding options to purchase an aggregate of 599,375 shares of common stock with a per share exercise price less than $0.19 and a weighted average per share exercise price of $0.1352.

                                                                Preliminary Copy

                                                      Filed on June 1, 2001

                        PERITUS SOFTWARE SERVICES, INC.
                          112 TURNPIKE ROAD, SUITE 111
                        WESTBOROUGH, MASSACHUSETTS 01581

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON JUNE 29, 2001

                               ----------------

To the Stockholders of Peritus Software Services, Inc.:

   We will hold a special meeting of stockholders of Peritus Software Services, Inc., a Massachusetts corporation, on June 29, 2001, at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109. At this special meeting, we will ask you to consider and vote upon the following proposals as further described in the accompanying proxy statement:

  1. Approval and adoption of the agreement and plan of merger dated as of April 18, 2001 by and among Peritus, Rocket Software, Inc. and Rocket Acquisition Company, Inc. and the transactions contemplated by that agreement, including the merger of Rocket Acquisition with and into Peritus, with Peritus as the surviving corporation and with each outstanding share of Peritus' common stock, other than shares held by Rocket Software, Rocket Acquisition and their respective wholly owned subsidiaries, being converted into the right to receive $0.19 in cash; and

  2. Transaction of such other business as may properly come before the meeting or any adjournment or adjournments thereof.

   Peritus' special committee of the board of directors has fixed May 10, 2001 as the record date for the special meeting. Only stockholders of record at the close of business on May 10, 2001 are entitled to notice of, and to vote at, the special meeting or any adjournment or adjournments thereof. A list of stockholders of record as of May 10, 2001 will be available for inspection at Peritus' offices at 112 Turnpike Road, Suite 111, Westborough, Massachusetts 01581-2860, at least ten days prior to the meeting.

   Rocket Software is currently the holder of approximately 36.6% of the outstanding shares of the common stock of Peritus. Following the proposed merger of Rocket Acquisition with and into Peritus, Peritus will cease to exist as a publicly held corporation and will be a privately held, majority-owned subsidiary of Rocket Software. As a result of the merger, each share of common stock of Peritus, except shares held by Rocket Software, Rocket Acquisition and holders who properly perfect their dissenters' rights, will be canceled and converted into the right to receive $0.19 in cash. The accompanying proxy statement contains detailed information about the merger and the actions to be taken in connection with the merger. The terms of the merger are more fully described in the agreement of merger which is attached as Annex A to the accompanying proxy statement.

   If the action proposed is approved by the stockholders at the meeting and effected by Peritus, any Peritus stockholder (1) who files with Peritus before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken, and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from Peritus, within 20 days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Peritus and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, which is attached as Annex C to the accompanying proxy statement.

   Both Peritus' special committee of directors unaffiliated with Rocket Software and its board of directors have determined that the agreement of merger and the transactions contemplated by the agreement, including the merger, are fair to, advisable, and in the best interests of the holders of shares of common stock of Peritus. Both the special committee and the board of directors have approved, and recommend that you vote "FOR", the adoption of the agreement of merger and the transactions contemplated by the agreement, including the merger.

   We hope that all stockholders will be able to attend the special meeting in person. In order to ensure that a quorum is present at the special meeting, please date, sign and promptly return the enclosed proxy whether or not you expect to attend the special meeting. A postage-prepaid envelope, addressed to EquiServe, L.P., the service agent of our transfer agent and registrar, Fleet Bank, N.A., has been enclosed for your convenience. If you attend the special meeting, your proxy will, upon your written request, be returned to you and you may vote your shares in person.

   All stockholders are cordially invited to attend the special meeting.

                                          By Order of the Special Committee
                                          and the Board of Directors,

                                          John D. Giordano
                                          President, Chief Executive Officer
                                           and
                                          Chief Financial Officer

Westborough, Massachusetts

June   , 2001

   Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy card and promptly mail it in the enclosed envelope in order to ensure representation of your shares at the meeting. No postage need be affixed if the proxy card is mailed in the United States.

   If a properly executed proxy card is submitted and no instructions are given, the shares of common stock represented by that proxy will be voted "FOR" approval and adoption of the agreement of merger.

   Please do not send your stock certificates to Peritus at this time.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, passed upon the merits or fairness of the merger, or passed upon the adequacy or accuracy of the disclosure in this notice or in the attached proxy statement. Any representation to the contrary is a criminal offense.

   This notice, the attached proxy statement and the accompanying proxy card are first being mailed to stockholders on or about June , 2001.

                                                                Preliminary Copy

                                                      Filed on June 1, 2001


                        PERITUS SOFTWARE SERVICES, INC.
                          112 TURNPIKE ROAD, SUITE 111
                        WESTBOROUGH, MASSACHUSETTS 01581

                               ----------------

                              PROXY STATEMENT FOR
                        SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON JUNE 29, 2001

                               ----------------

   This proxy statement and the accompanying proxy card are first being sent to stockholders on or about June , 2001.

                        PERITUS SOFTWARE SERVICES, INC.
                          112 TURNPIKE ROAD, SUITE 111
                        WESTBOROUGH, MASSACHUSETTS 01581

                               ----------------

                              PROXY STATEMENT FOR
                        SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON JUNE 29, 2001

                               ----------------

         QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q: What am I being asked to vote upon?

A: You are being asked to vote to approve and adopt the agreement of merger among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc., a majority-owned subsidiary of Rocket Software, and the transactions contemplated by the agreement, including the merger of Rocket Acquisition with and into Peritus.

Q: Who is merging with whom?

A: Rocket Acquisition, a majority-owned subsidiary of Rocket Software, will merge with and into Peritus. Peritus will survive the merger, as a majority-owned private company subsidiary of Rocket Software.

Q: What will I receive in the merger?

A: Upon consummation of the merger, each share of Peritus' common stock owned by Peritus' stockholders, except for shares owned by Rocket Software, Rocket Acquisition, any of their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be converted into the right to receive $0.19 in cash, without interest.

Q: How many votes do I have?

A: You have one vote for each share of common stock that you owned at the close of business on May 10, 2001.

Q: What vote is required to approve the merger?

A: For the merger to occur, the agreement of merger must be approved and adopted by a majority of the shares of Peritus' common stock outstanding on May 10, 2001. Rocket Software is the holder of approximately 36.6% of the outstanding shares of Peritus' common stock. Rocket Software has agreed to vote in favor of approval and adoption of the agreement of merger. In addition, all of our directors and executive officers who own common stock have indicated that they intend to vote to approve and adopt the agreement of merger. When combined, the shares of common stock owned by Rocket Software and the shares of common stock beneficially owned by our directors and executive officers represent approximately 12,279,113 shares, excluding options to purchase common stock, or approximately 44.9% of the outstanding common stock as of the record date. Therefore, at the special meeting, in addition to the vote of Rocket Software and all of our directors and officers, the vote of Peritus stockholders holding slightly less than 5.1% of the outstanding common stock on May 10, 2001 will be sufficient to approve the agreement of merger and the transactions contemplated thereby, including the merger.

                                       a

Q: Why are the special committee and the board of directors recommending the merger?

A: A special committee of Peritus directors who are not affiliated with Rocket Software, as well as our board of directors, evaluated the fairness and advisability of the agreement of merger and transactions contemplated by the agreement, including the merger. Both the special committee and the board of directors, by unanimous vote of the special committee and the other directors present, approved the agreement of merger and the transactions contemplated by the agreement, including the merger. The special committee and the board of directors considered several factors in making those approvals, including other alternatives to the merger previously pursued by us. A more complete description of the reasons for the merger can be found beginning on page 17.

Q: Why was the special committee formed?

A: Because two of the six members of the board of directors are also principal stockholders, directors and officers of Rocket Software, your board of directors formed the special committee of directors to protect your interests in evaluating and negotiating the agreement of merger. The members of the special committee are Dominic K. Chan, John D. Giordano, Axel Leblois and Roland D. Pampel. These directors are not stockholders, employees or directors of Rocket Software. In addition to serving as a director, Mr. Giordano is also our President, Chief Executive Officer and Chief Financial Officer.

Q: What was the opinion of the financial advisor?

A: Each of the special committee and the board of directors considered the opinion of Peritus' financial advisor, The Catalyst Group, LLC. Catalyst presented a written opinion to the effect that the merger consideration is fair, from a financial point of view, to the holders of our common stock.

Q: How will the cash merger consideration be paid?

A: It is a condition to Rocket Software's closing the merger that at the time of the closing Peritus must have at least $4,810,000 in cash after subtraction of the lesser of $840,000 or the actual transaction costs experienced by Peritus in connection with the agreement of merger. This amount will be used to fund the entire $0.19 per share cash consideration, or an aggregate of approximately $3.3 million, to be paid to all Peritus stockholders other than Rocket Software or Rocket Acquisition in the merger. Rocket Software currently owns 10,000,000 shares, or approximately 36.6% of Peritus' common stock. In lieu of receiving $0.19 per share for the shares of Peritus' common stock that it owns, Rocket Software will receive substantially all of the Peritus business and assets remaining after the cash payment to other stockholders, as the majority stockholder of Peritus following the merger.

Q: How do I vote?

A:  You may choose one of the following ways to cast your vote:

  . by completing the accompanying proxy card and returning it in the enclosed envelope; or

  .  by appearing and voting in person at the special meeting.

  If your shares are held in "street name," which means that your shares are held in the name of a bank, broker or other financial institution instead of in your own name, you must either direct the financial institution as to how to vote your shares or obtain a proxy from the financial institution to vote at the special meeting.


                                       b

Q: May I change my vote?

A: Yes. You may change your vote by following any of these procedures. For a stockholder "of record," meaning one whose shares are registered in his or her name, to revoke a proxy:

  . send another signed proxy card with a later date to the address indicated on the proxy card; or

  .  send a letter revoking your proxy to our Clerk at our principal address;
     or

  . attend the special meeting, notify us in writing that you are revoking your proxy and vote in person.

  A "beneficial holder" whose shares are registered in another name (for example in "street name") must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke a proxy. You should contact the holder of record directly for more information on these procedures.

Q: How do I vote in person?

A: If you plan to attend the special meeting and wish to vote in person, we will give you a ballot when you arrive. If your shares are held in "street name," you must bring an account statement or letter from the brokerage firm or bank showing that you were the beneficial owner of the shares on May 10, 2001 in order to be admitted to the meeting. If you want to vote shares that are not in your name at the special meeting, you must obtain a "legal proxy" from the holder of record and present it at the special meeting.

Q: Are Peritus' stockholders entitled to dissenters' or appraisal rights?

A: Yes. Peritus' stockholders have the opportunity to assert dissenters' rights relating to the merger. To claim these rights, Peritus' stockholders must comply with the special requirements of Massachusetts law, which are included as Annex C of the proxy statement. These requirements are summarized in the section of the proxy statement called "Dissenters' Rights".

Q: Is there a deadline for closing the merger?

A: The agreement of merger may be terminated, in general, by any party if the merger does not close on or before June 30, 2001.

Q: How do I exchange my stock certificates for cash?

A: If the merger is completed, you will receive written instructions for exchanging your Peritus stock certificates for cash. You should not surrender your Peritus stock certificates prior to receiving those instructions. Please do not send your stock certificates at this time.

Q: Whom should I call if I have any questions?

A: If you have any questions about the special meeting or your ownership of our common stock, please contact Ronald C. Garabedian, our Vice President and Treasurer, by telephone at (508) 870-0963.

   If you have any questions about the merger and the related transactions, please write to:

    Mr. Ronald C. Garabedian
    Vice President and Treasurer
    Peritus Software Services, Inc.
    112 Turnpike Road, Suite 111
    Westborough, Massachusetts 01581

                                       c

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
SUMMARY..................................................................   1
  Date, Time and Place of the Special Meeting............................   1
  Purpose of the Special Meeting.........................................   1
  The Parties............................................................   1
  The Agreement of Merger................................................   3
  Going Private Transaction..............................................   3
  Special Committee's Recommendation to Stockholders.....................   3
  Board of Directors' Recommendation to Stockholders.....................   3
  Peritus' Purpose and Reasons for the Merger............................   4
  Rocket Software's Purpose and Reasons for the Merger...................   4
  Position of Rocket Software as to Fairness of the Merger...............   5
  Opinion of Financial Advisor...........................................   5
  What Stockholders Will Receive.........................................   6
  How Will Options Be Treated............................................   6
  Stockholder Vote Required to Approve the Merger........................   6
  Stock Ownership of Management, Directors and Other Affiliates..........   6
  Tax Consequences.......................................................   6
  Conditions to the Merger...............................................   6
  Dissenters' Rights.....................................................   7
PERITUS SOFTWARE SERVICES, INC. SPECIAL MEETING..........................   8
  Where and When The Special Meeting Will Be Held........................   8
  What Will Be Voted Upon................................................   8
  Only Peritus Holders of Record Are Entitled to Vote....................   8
  Quorum.................................................................   8
  Vote Required to Adopt the Peritus Agreement of Merger.................   8
  Voting Your Shares By Proxy............................................   9
  Revoking Your Proxy....................................................   9
  Voting Shares Held In "Street Name" By Proxy and Abstaining............   9
  Voting In Person.......................................................   9
  Dissenting Holders.....................................................  10
  Costs of Soliciting These Proxies......................................  10
  Exchanging Stock Certificates..........................................  10
  Effective Time.........................................................  10
SPECIAL FACTORS..........................................................  11
  Strategic and Financing Alternatives...................................  11
  Contacts and Negotiations With Rocket Software.........................  12
  Background of the Merger...............................................  13
  Peritus' Purpose and Reasons for the Merger............................  17
  Opinion of Financial Advisor...........................................  19
  Rocket Software's Purpose and Reasons for the Merger...................  24
  Position of Rocket Software as to Fairness of the Merger...............  25
  Identity and Background of Rocket Software and Rocket Acquisition......  27
  Directors and Executive Officers of Rocket Software and Rocket
   Acquisition...........................................................  27
  Amount and Source of Funds and Financing of the Merger.................  28
  Certain Effects of the Merger..........................................  28
  Plans for Peritus After the Merger.....................................  29
  Conduct of the Business of Peritus If the Merger Is Not Completed......  29
  Material Federal Income Tax Consequences...............................  29
  Regulatory Matters.....................................................  30

                                                                         Page
                                                                         ----
INTERESTS OF CERTAIN PERSONS IN THE MERGER..............................  30
CERTAIN TRANSACTIONS....................................................  32
THE AGREEMENT OF MERGER.................................................  33
  Merger Consideration..................................................  33
  Option Awards.........................................................  33
  The Surviving Corporation.............................................  33
  Representations and Warranties........................................  34
  Principal Covenants...................................................  34
  Principal Conditions to the Completion of the Agreement of Merger.....  36
  Termination...........................................................  37
  Accounting Treatment..................................................  37
BUSINESS................................................................  38
  Peritus Products, Services and Technology.............................  39
  Products and Services.................................................  39
  CodeNine..............................................................  39
  SAM Relay.............................................................  39
  Outsourcing Services..................................................  39
  Technology Transfer Services..........................................  40
  Mass Change Solutions.................................................  40
  Technology............................................................  41
  Sales and Marketing...................................................  42
  Direct Sales..........................................................  42
  Indirect Sales........................................................  42
  Marketing.............................................................  42
  Clients...............................................................  42
  Client Technical Support..............................................  43
  Research and Product Development......................................  43
  Competition...........................................................  43
  Intellectual Property.................................................  44
  Employees.............................................................  45
  Properties............................................................  45
  Legal Proceedings.....................................................  45
SELECTED HISTORICAL FINANCIAL DATA......................................  46
  Selected Historical Financial Data of Peritus.........................  46
  No Pro Forma Financial Information....................................  47
  Forward-Looking Statements............................................  47
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS..........................................................  48
  Company Current Condition and Current Strategy........................  48
  Company Overview......................................................  48
  Revenue Recognition Policies..........................................  50
  Client Concentration..................................................  51
  Results of Operations.................................................  52
  Three Months Ended March 31, 2001 Compared to Three Months Ended March
   31, 2000.............................................................  52
  Year Ended December 31, 2000 Compared to Year Ended December 31,
   1999.................................................................  54
  Year Ended December 31, 1999 Compared to Year Ended December 31,
   1998.................................................................  57
  Liquidity and Capital Resources.......................................  59
  Foreign Currency......................................................  60
  Inflation.............................................................  60
  Quantitative And Qualitative Disclosures About Market Risk............  60
INFORMATION ABOUT STOCK OWNERSHIP.......................................  61

                                                                         Page
                                                                         ----
COMPARATIVE PER SHARE, MARKET PRICE AND DIVIDEND INFORMATION............  63
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS...............................  63
  Who Are Our Directors?................................................  63
  Who Are Our Executive Officers?.......................................  64
  Employment Agreement..................................................  65
DISSENTERS' RIGHTS......................................................  67
BUSINESS COMBINATIONS WITH INTERESTED PARTIES...........................  68
  State Anti-Takeover Laws..............................................  68
  Preemptive Rights.....................................................  68
EXPENSES................................................................  68
WHERE YOU CAN FIND MORE INFORMATION.....................................  69
INFORMATION ABOUT STOCKHOLDER PROPOSALS.................................  70
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.............................. F-1
ANNEX A--Agreement and Plan of Merger
ANNEX B--Opinion of The Catalyst Group, LLC
ANNEX C--Sections 85 through 98, inclusive, of Chapter 156B of the
 General Laws of Massachusetts

                                    SUMMARY

   This summary highlights selected information from this proxy statement. This summary may not contain all of the information that is important to you. To understand the merger fully and to obtain a more complete description of the legal terms of the agreement of merger and the transactions contemplated by it, you should carefully read this entire document, including the Annexes and the documents to which we refer you. See "Where You Can Find More Information" for more details.

Date, Time and Place of the Special Meeting

   The special meeting of stockholders of Peritus will be held on June 29, 2001, at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

Purpose of the Special Meeting

   At the special meeting, the stockholders of Peritus will consider and vote on a proposal to approve and adopt the agreement of merger which is attached to this proxy statement as Annex A, and the transactions contemplated by the agreement of merger, including the merger of Rocket Acquisition with and into Peritus.

The Parties

 Peritus Software Services, Inc.

  Principal Executive Offices:
  Peritus Software Services, Inc.
  112 Turnpike Road, Suite 111
  Westborough, Massachusetts 01581-2860
  Telephone: (508) 870-0963

   Peritus Software Services, Inc., a publicly held Massachusetts corporation, provides solutions consisting of software products and services that enable organizations to improve the productivity, quality and effectiveness of their information technology, or IT, systems maintenance or software evolution functions. Peritus employs software tools, methodologies and processes designed to automate the typically labor-intensive processes involved in conducting mass change and other software maintenance tasks.

 Rocket Software, Inc.

  Principal Executive Offices:
  Rocket Software, Inc.
  Two Apple Hill Drive
  Natick, Massachusetts 01760
  Telephone: (508) 655-4321

   Rocket Software, Inc., a privately held Massachusetts corporation, is a software engineering organization providing enterprise class software, products and services. On March 27, 2000, Rocket Software purchased 10,000,000 shares of Peritus' common stock at a per share purchase price equal to $0.40, or an aggregate consideration of $4.0 million. After the transaction, Rocket Software owned approximately 36.6% of the outstanding shares of Peritus' common stock. Under the terms of the common stock purchase agreement, Peritus elected two directors, Johan Magnusson and Andrew Youniss, designated by Rocket Software. Both Mr. Magnusson and Mr. Youniss are executive officers, directors and principal stockholders of Rocket Software. In addition, Matthew Kelley, who served as our Vice President, Research and Development, from March 27, 2000 to December 31, 2000, was previously employed by Rocket Software and has returned to Rocket Software since resigning his position with Peritus. Mr. Kelley is presently an executive officer, director and principal stockholder of Rocket Software.

 Rocket Acquisition Company, Inc.

  Principal Executive Offices:
  c/o Rocket Software, Inc.
  Two Apple Hill Drive
  Natick, Massachusetts 01760
  Telephone: (508) 655-4321

   Rocket Acquisition Company, Inc., a privately held Massachusetts corporation, is a majority-owned subsidiary of Rocket Software formed for the purpose of engaging in the merger and has engaged in no business activities unrelated to the agreement of merger.

 Other Parties

  Johan Magnusson

  Business Address:

  c/o Rocket Software, Inc.

  Two Apple Hill Drive

  Natick, Massachusetts 01760

  Telephone: (508) 655-4321

   Johan Magnusson is a director of Peritus Software Services, Inc. as well as the Chief Operating Officer, a director and a 40% stockholder of Rocket Software, Inc. Additional information regarding Mr. Magnusson may be found in the section entitled "Directors and Executive Officers of Rocket Software and Rocket Acquisition" beginning on page 27.

  Andrew Youniss

  Business Address:

  c/o Rocket Software, Inc.

  Two Apple Hill Drive

  Natick, Massachusetts 01760

  Telephone: (508) 655-4321

   Andrew Youniss is a director of Peritus Software Services, Inc. as well as the President, Chief Executive Officer, Treasurer, Clerk, a director and a 40% stockholder of Rocket Software, Inc. Additional information regarding Mr. Youniss may be found in the section entitled "Directors and Executive Officers of Rocket Software and Rocket Acquisition" beginning on page 27.

  Matthew Kelley

  Business Address:

  c/o Rocket Software, Inc.

  Two Apple Hill Drive

  Natick, Massachusetts 01760

  Telephone: (508) 655-4321

   Matthew Kelley is the Chief Technology Officer of Rocket Software, Inc. as well as a director and 20% stockholder. From March through December of 2000, Mr. Kelley was Vice President, Research and Development of Peritus Software Services, Inc., before returning to Rocket Software in January of 2001. Additional information regarding Mr. Kelley may be found in the section entitled "Directors and Executive Officers of Rocket Software and Rocket Acquisition" beginning on page 27.

The Agreement of Merger

   We have attached a copy of the agreement of merger as Annex A to this proxy statement. We encourage you to read the agreement of merger carefully because it is the legal document that governs the merger. Under the agreement of merger, Rocket Acquisition will merge with and into Peritus, with Peritus as the surviving corporation. If the merger is completed, each share of Peritus' common stock outstanding, other than shares held by Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be canceled and converted into the right to receive $0.19 in cash. Outstanding options to purchase Peritus' common stock, with a per share exercise price less than $0.19, unless exercised, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Such options will then be canceled. All other outstanding options to purchase Peritus' common stock will be canceled. In general, each of the parties has the right to terminate the agreement of merger, if the merger is not completed on or before June 30, 2001.

Going Private Transaction (See Page 28)

   The merger constitutes a "going private" transaction for Peritus under the federal securities laws. Following the merger, (i) Peritus' common stock no longer will be publicly traded or quoted on the OTC Bulletin Board, and (ii) Peritus no longer will be required to file periodic and other reports with the United States Securities and Exchange Commission and will formally terminate its reporting obligations under the Securities Exchange Act of 1934. As a result of the merger, the holders of our common stock, other than Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be entitled to receive the cash merger price and will no longer have any interest in Peritus, including its future earnings or growth.

Special Committee's Recommendation to Stockholders (See Page 17)

   The special committee of Peritus' board of directors believes that the terms of the agreement of merger and the transactions contemplated by the agreement, including the merger, are fair to, advisable, and in the best interests of the holders of common stock. The special committee unanimously approved the agreement of merger and recommends that you vote "FOR" the approval and adoption of the agreement of merger and the merger. See page 16 for more information.

Board of Directors' Recommendation to Stockholders (See Page 17)

   Peritus' board of directors believes that the terms of the agreement of merger and the transactions contemplated by the agreement, including the merger, are fair to, advisable, and in the best interests of the holders of common stock. The board of directors recommends that you vote "FOR" the approval and adoption of the agreement of merger and the merger.

   A number of members of the board of directors have interests in the merger that are different from the interests of Peritus' stockholders generally. Two of our directors, Johan Magnusson and Andrew Youniss, are affiliates of Rocket Software. Mr. Magnusson is Chief Operating Officer, a director and a 40% stockholder of Rocket Software, and Mr. Youniss is President, Chief Executive Officer, Treasurer, Clerk, a director and a 40% stockholder of Rocket Software. See the table under "Information About Stock Ownership" for more detailed information regarding the ownership interests of Messrs. Magnusson, Youniss and our other directors in the capital stock of Peritus.

   In addition, John D. Giordano, our President, Chief Executive Officer, Chief Financial Officer and one of our directors, will receive a $100,000 bonus under his employment arrangements with Peritus if the merger closes on or prior to June 30, 2001 and a $50,000 bonus if the merger closes after June 30, 2001 but before January 1, 2002. Mr. Giordano will also be entitled to severance payments and benefits under his employment agreement with Peritus, including a cash payment of $202,800.

   Pursuant to the terms of the agreement of merger, each outstanding option to purchase Peritus' common stock, whether vested or unvested, with a per share exercise price less than $0.19, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those options will then be canceled. The following directors will receive the described cash payments upon conversion and cancellation of outstanding stock options with a per share exercise price less than $0.19 pursuant to the agreement of merger:

  .  Dominic K. Chan will receive a cash payment equal to $1,122;

  .  John D. Giordano will receive a cash payment equal to $14,820;

  .  Axel Leblois will receive a cash payment equal to $850; and

  .  Roland D. Pampel will receive a cash payment equal to $1,930.

   See page 28 for more information.

Peritus' Purpose and Reasons for the Merger (See Page 17)

   In reaching its conclusion to approve and recommend the agreement of merger, the special committee and the board of directors considered, among other factors, the following:

  . the special committee and the board of directors, after review of the other alternatives to the merger previously pursued by us, concluded that the merger is the best alternative to bring value to the holders of common stock;

  . the financial presentation of Peritus' financial advisor, The Catalyst Group, LLC, including its opinion that the merger consideration is fair, from a financial point of view, to the holders of Peritus' common stock; and

  .  the other factors described in more detail beginning on page 17.

Rocket Software's Purpose and Reasons for the Merger (See Page 24)

   Rocket Software has informed us that its purpose for the merger is for Rocket Software and certain of its affiliates to acquire substantially all of the shares of Peritus that Rocket Software does not already own and to combine the businesses of the two companies in Rocket Software. In determining to enter into the merger, Rocket Software has informed us that it considered the following factors:

  . the business, operations, financial condition, operating results and prospects of Peritus, including the fact that (1) Peritus incurred an aggregate loss of $424,000 between January 1, 2001 and March 31, 2001, the end of the last full quarter prior to the signing of the merger agreement for which financial results had been reported and an aggregate loss of $4,166,000, including a $4,000,000 non-cash charge associated with the March 2000 investment in Peritus by Rocket Software, for the year ended December 31, 2000 and (2) Peritus lacked prospects for becoming profitable in the foreseeable future;

  . the inability of Peritus to find an appropriate purchaser or strategic partner for Peritus during the process conducted by Covington Associates and Catalyst and the lack of possible strategic alternatives to the agreement of merger, which reduced the prospects of obtaining value for Rocket Software's equity investment in Peritus through a sale of stock;

  . Rocket's belief that certain aspects of the software maintenance methodology of Peritus could be usefully applied to Rocket's internal operations and that the methodology could be integrated into current Rocket development projects;

  . Rocket's belief that the merger presents an opportunity to acquire a talented team of technical personnel, who could be integrated into current Rocket development projects and would facilitate the integration of Peritus' software maintenance methodology into current Rocket projects; and

  .  the other factors described in more detail on page 24.

Position of Rocket Software as to Fairness of the Merger (See Page 25)

   Rocket Software believes that the merger and the consideration to be paid to the holders of Peritus' common stock, other than Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, in the merger is fair to such holders. Rocket Software based its belief, among other factors, on the following:

  . after a thorough review with independent financial and legal advisors, the Peritus special committee, which consisted entirely of directors of Peritus who are not affiliated with Rocket Software, and board of directors concluded that the merger is fair to, advisable, and in the best interests of the holders of Peritus' common stock and the holders of common stock who are unaffiliated with Rocket Software and approved the agreement of merger and the merger;

  . Peritus received a written fairness opinion dated April 17, 2001 from Catalyst that, subject to the various assumptions and limitations set forth in that opinion, as of the date thereof, the $0.19 per share in cash to be received by the holders of Peritus' common stock, except for Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, in the merger was fair to such stockholders from a financial point of view as described under "Opinion of Financial Advisor";

  . the lack of prospects for finding an alternative to the merger with Rocket Software that would result in greater value to the unaffiliated holders of common stock based on the inability to find an appropriate purchaser or strategic partner for Peritus during the process conducted by Catalyst and the lack of possible strategic alternatives to the merger;

  . the business, operations, financial condition, operating results and prospects of Peritus, including the fact that (1) Peritus incurred an aggregate loss of $424,000 between January 1, 2001 and March 31, 2001, the end of the last full quarter prior to the signing of the merger agreement for which financial results had been reported and an aggregate loss of $4,166,000, including a $4,000,000 non-cash charge associated with the March 2000 investment in Peritus by Rocket Software, for the year ended December 31, 2000 and (2) Peritus lacked prospects for becoming profitable in the foreseeable future; and

  . the other factors described in more detail on page 26.

Opinion of Financial Advisor (See Page 19)

   In connection with the agreement of merger, each of the special committee and the board of directors considered the opinion of Peritus' financial advisor, The Catalyst Group, LLC. Catalyst presented an opinion to Peritus to the effect that the merger consideration is fair, from a financial point of view, to the holders of our common stock. The full text of Catalyst's written opinion is attached to this proxy statement as Annex B. Catalyst's opinion does not constitute a recommendation to any stockholder with respect to any matter relating to the proposed merger.

   We encourage you to read the opinion carefully in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Catalyst.

What Stockholders Will Receive (See Page 33)

   Upon the merger, all holders of our common stock, except for Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be entitled to receive $0.19 in cash for each share of common stock.

How Will Options Be Treated (See Page 33)

   Outstanding options to purchase Peritus' common stock, with a per share exercise price less than $0.19, unless exercised, will be converted into the right to receive, upon the surrender of the stock option agreement, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Such options will then be canceled. All other outstanding options to purchase Peritus' common stock will be canceled.

Stockholder Vote Required to Approve the Merger (See Page 8)

   Approval and adoption of the agreement of merger and the merger requires the vote of the holders of at least a majority of Peritus' common stock outstanding on the record date. Rocket Software is the holder of approximately 36.6% of our outstanding shares of common stock. Rocket Software has agreed to vote in favor of approval and adoption of the agreement of merger.

Stock Ownership of Management, Directors and Other Affiliates (See Page 61)

   On May 10, 2001, the record date for the special meeting, Rocket Software owned and was entitled to vote 10,000,000 shares of Peritus' common stock, or approximately 36.6% of Peritus' outstanding common stock. On the record date, directors and executive officers of Peritus and their associates and affiliates beneficially owned 2,279,113 million shares, or approximately 8.3%, of Peritus' outstanding common stock, excluding options to purchase common stock and shares held by Rocket Software.

   All of our directors and executive officers who own common stock have indicated that they intend to vote to approve and adopt the agreement of merger. When combined with the shares of common stock owned by Rocket Software, which has agreed to vote to approve and adopt the agreement of merger, the shares of common stock beneficially owned by our directors and executive officers represent approximately 12,279,113 shares, excluding options to purchase common stock, or approximately 44.9% of the outstanding common stock as of the record date. Therefore, at the special meeting, in addition to the vote of Rocket Software and all of our directors and executive officers, the vote of Peritus' stockholders holding slightly less than 5.1% of the outstanding common stock on the record date will be sufficient to approve and adopt the agreement of merger and the transactions contemplated thereby, including the merger.

Tax Consequences (See Page 29)

   Generally, for United States federal income tax purposes, stockholders will recognize gain or loss determined as if they sold their common stock for the cash received in the merger. Any such gain will be subject to tax, and any such loss will be deductible, subject to some limitations. Stockholders are advised to see their own tax advisor regarding the tax consequences of the merger to them.

Conditions to the Merger (See Page 36)

   We will complete the merger only if specific conditions are satisfied, including the following:

  . approval and adoption of the agreement of merger and the merger by the stockholders of Peritus;

  . at the time of the closing, Peritus must have at least $4,810,000 in cash after subtraction of the lesser of $840,000 or the actual transaction costs experienced by Peritus in connection with the agreement of merger;

  .  absence of any law or court order prohibiting the merger;

  .  absence of a material adverse effect on Peritus;

  . less than 7.5% of holders of Peritus' outstanding shares of common stock exercise dissenters' rights;

  . the representations and warranties made in the agreement of merger are true and correct on the effective date of the merger, subject to certain materiality qualifications; and

  .  the other conditions described in more detail on page 36.

Dissenters' Rights (See Page 67)

   Holders of Peritus' common stock who do not vote in favor of the agreement of merger and follow certain procedures have the right to a judicial appraisal of the fair value of their common stock.

                PERITUS SOFTWARE SERVICES, INC. SPECIAL MEETING

   This proxy statement is being furnished in connection with the solicitation of proxies from the holders of our common stock by the special committee and by our board of directors. The special committee and the board of directors is soliciting your proxy with respect to the agreement of merger and the transactions contemplated by the agreement, including the merger of Rocket Acquisition with and into Peritus, and any other matters to be voted upon at the special meeting and at any adjournment or adjournments of the special meeting. We began mailing this proxy statement to holders of our common stock on or about June , 2001. You should read this proxy statement carefully before voting your shares.

Where and When The Special Meeting Will Be Held

   The special meeting of stockholders of Peritus will be held on June 29, 2001, at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

What Will Be Voted Upon

   At the special meeting, you will be asked to consider and vote upon the following items:

  . to approve and adopt the agreement of merger and the transactions contemplated by the agreement of merger, including the merger of Peritus with and into Rocket Acquisition; and

  . such other business as may properly come before the special meeting or any adjournment or adjournments of the special meeting.

Only Peritus Holders of Record Are Entitled to Vote

   The special committee has fixed the close of business on May 10, 2001 as the record date for the determination of stockholders who are entitled to notice of, and to vote at, the special meeting of stockholders or any adjournment or adjournments thereof. On the record date, there were issued and outstanding 27,319,903 shares of common stock.

Quorum

   A quorum of our stockholders is necessary to have a valid stockholders' meeting. The required quorum for the transaction of business at the special meeting is the presence, in person or by proxy, of the holders of shares representing a majority of the shares of stock entitled to vote. Rocket Software is the holder of approximately 36.6% of our outstanding shares of common stock. Rocket Software has agreed to vote to approve and adopt the agreement of merger and the merger. In addition, all of our directors and executive officers who own, in the aggregate, approximately 8.3% of our common stock have indicated that they intend to vote to approve and adopt the agreement of merger and the merger. Therefore, at the special meeting, in addition to the presence of Rocket Software and all of our directors and executive officers, the presence of Peritus' stockholders holding slightly less than 5.1% of the outstanding common stock on the record date will be sufficient to establish a quorum.

Vote Required to Adopt the Peritus Agreement of Merger

   For the merger to occur, the agreement of merger must be approved and adopted by the holders of a majority of the shares of common stock outstanding on the record date. As of the record date, there were issued and outstanding 27,319,903 shares of our common stock. Common stock entitles its holders of record to one vote for each share owned. Rocket Software is the holder of approximately 36.6% of our outstanding shares of common stock. Rocket Software has agreed to vote to approve and adopt the agreement of merger and the transactions contemplated by that agreement. In addition, all of our directors and executive officers who own common stock have indicated that they intend to vote in favor of the agreement of merger. When combined, the shares of common stock owned by Rocket Software and the shares of common stock beneficially owned by our directors and executive officers represent approximately 12,279,113 shares, excluding options to purchase common stock, or approximately 44.9% of the outstanding common stock as of the record date. Therefore, at the special meeting, in addition to the vote of Rocket Software and all of our directors and executive officers, the vote of Peritus' stockholders holding slightly less than 5.1% of the outstanding common stock on May 10, 2001 will be sufficient to approve the agreement of merger and the transactions contemplated thereby, including the merger.

Voting Your Shares By Proxy

   When you return your proxy card, you are giving your "proxy" to the individuals we have designated in the proxy to vote your shares as you direct at the meeting. If you sign the proxy card but do not make specific choices, these individuals will vote your shares for each proposal as recommended by the board of directors. Each proxy will confer discretionary authority to vote on any matter presented at the meeting which Peritus did not know of a reasonable time before the mailing of this proxy statement. If any matter not specifically listed in the notice of special meeting is presented at the special meeting, they will vote your shares in accordance with their best judgment. At the time we began printing this proxy statement, we knew of no matters that needed to be acted on at the meeting other than those discussed in this proxy statement.

   Where a stockholder has specified a choice on his or her proxy with respect to certain proposals or matters, that direction will be followed. If no direction is given, all of the shares of common stock represented by the proxy will be voted in favor of such proposal or matter.

Revoking Your Proxy

   A proxy that is properly submitted to Peritus may be revoked at any time before it is exercised. For a stockholder "of record", meaning one whose shares are registered in his or her own name, to revoke a proxy, the stockholder may either:

  . send another signed proxy card with a later date to the address indicated on the proxy card; or

  . send a letter revoking the stockholder's proxy to our Clerk at our principal address; or

  . attend the special meeting, notify us in writing that the stockholder is revoking his or her proxy and vote in person.

   A "beneficial holder" whose shares are registered in another name, for example in "street name", must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke a proxy. You should contact the holder of record directly for more information on these procedures.

Voting Shares Held In "Street Name" By Proxy and Abstaining

   If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be able to vote them on the merger. This will have the effect of voting against the merger. You should therefore instruct your broker how to vote your shares, following the directions provided by your broker. Similarly, abstentions will not be voted for or against the merger and will therefore have the effect of voting against the merger.

Voting In Person

   Stockholders that attend the special meeting and wish to vote in person will be given a ballot at the meeting. If your shares are held in street name and you want to attend the meeting, you must bring an account statement or letter from the brokerage firm or bank showing that you were the beneficial owner of the shares on May 10, 2001. If you want to vote shares that are held in street name or are otherwise not registered in your name, you will need to obtain a "legal proxy" from the holder of record and present it at the special meeting.

Dissenting Holders

   Massachusetts law entitles stockholders who do not vote in favor of a merger to demand a judicial appraisal of the fair value of their shares. If you do not vote in favor of the merger and if you follow the procedures set forth beginning on page 63, you may be a dissenting holder. Failure to follow such procedures precisely will result in a loss of dissenters' rights.

Costs of Soliciting These Proxies

   Peritus will pay all of the costs of soliciting these proxies, consisting mostly of printing and mailing costs. Although we are mailing these proxy materials, our directors and employees may also solicit proxies in person or by telephone, telecopier or other electronic means of communication. Peritus may retain a proxy solicitor to assist in the solicitation of proxies for the special meeting at an estimated cost to Peritus of approximately $10,000 plus reimbursement of reasonable expenses. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and, as required by law, Peritus will, at their request, reimburse them for their out-of-pocket expenses in this regard.

Exchanging Stock Certificates

   Holders of common stock should not send in their stock certificates with the proxy cards. If the merger is completed, you will receive written instructions for exchanging your stock certificates for cash.

Effective Time

   The merger will be effective as soon as practicable following stockholder adoption of the agreement of merger at the special meeting and satisfaction or waiver of the terms and conditions set forth in the agreement of merger, and upon the filing of articles of merger with the Secretary of the Commonwealth of the Commonwealth of Massachusetts. In general, each of the parties has the right to terminate the agreement of merger, if the merger is not completed on or before June 30, 2001.

                                SPECIAL FACTORS

Strategic and Financing Alternatives

   In the second half of 1998, the overall market for our year 2000 tools and services contracted dramatically resulting in substantial financial losses. Despite significant cost reductions through layoffs and other means, we did not anticipate that we would be able to return to a break-even cash flow. After numerous meetings, our board of directors decided to engage an investment banker to explore strategic alternatives, including our possible sale.

   On December 18, 1998, we executed an engagement agreement with Covington Associates under which Covington Associates agreed to provide Peritus with financial advisory services and identification of strategic transactions, including the sale of our stock. Covington Associates conducted an active campaign to find a buyer for us and contacted more than sixty companies in the same or related areas of business.

   In late December 1998, Mr. Johan Magnusson, in his capacity as a fund manager for an investment limited partnership, contacted John D. Giordano, our Chief Financial Officer, expressing interest in Peritus. Mr. Giordano agreed to meet with Mr. Magnusson for discussions.

   Mr. Giordano and Dr. Dominic K. Chan, then our President and Chief Executive Officer, met with Mr. Magnusson on January 19, 1999 to discuss Peritus and the investment limited partnership. At the conclusion of the meeting, it was agreed that the investment limited partnership would consider making an investment in Peritus of up to $5 million. After execution of a confidentiality agreement, the investment limited partnership was provided financial and other information for its analysis.

   On February 18, 1999, we publicly announced our agreement with Covington Associates.

   On February 19, 1999, Mr. Magnusson met with Mr. Giordano and indicated that the investment limited partnership no longer had any interest in us. The reasons given were similar to those mentioned by the other companies we contacted in the first-half of 1999 and described below.

   During the first-half of 1999, after execution of confidentiality agreements, we held extensive meetings with six different companies to explore our potential sale. After detailed consideration, none of the companies was willing to go forward with any form of transaction. The specific reasons given were:

  .  doubt about our ability to return to growth and reach profitability;

  .  the risk associated with unresolved shareholder litigation;

  . the risk of potential litigation which might arise out of our year 2000 business;

  .  fixed cost obligations;

  .  the low margin rates associated with our outsourcing business; and

  .  the depletion in our staff as a result of layoffs.

   During the meeting of our board of directors on March 29, 1999, Dr. Chan informed the board that he was considering making an offer to acquire Peritus. Dr. Chan resigned from the board and his position as President on April 1, 1999, and Mr. Giordano was appointed our President and Chief Executive Officer.

   On May 7, 1999, Dr. Chan informed Mr. Giordano that, after careful consideration, he would not be making an offer to acquire Peritus. On July 1, 1999, Dr. Chan was re-elected to our board of directors.

   During the second half of 1999, we settled our remaining excess facilities leases and relocated our headquarters to Westborough, Massachusetts. We also continued development of our CodeNine tool.

   We terminated our engagement agreement with Covington Associates in December 1999. We terminated the agreement because after a year of activity and the depletion of all of Covington's viable leads, the relationship had not resulted in the identification of any strategic transactions.

   During our board of directors meeting on January 11, 2000, the board directed Mr. Giordano to pursue discussions for business combinations with two companies identified at the meeting. During the first quarter of 2000, Mr. Giordano and certain members of our board of directors met with the chief executive officers of two companies to discuss possible business combinations and reached the conclusion that a merger was not currently feasible with either of the companies.

Contacts and Negotiations With Rocket Software

   On October 18, 1999, Mr. Giordano met with Mr. Magnusson. Mr. Magnusson informed Mr. Giordano that he was part owner of a private company, Rocket Software, Inc. The two discussed possible synergies between Rocket Software and Peritus. During the last few months of 1999, Mr. Giordano and Mr. Magnusson corresponded via e-mail regarding Peritus and Rocket Software.

   On January 3, 2000, Mr. Giordano met with Mr. Magnusson and Mr. Andrew Youniss, President and Chief Executive Officer of Rocket Software, to discuss potential strategic relationships, including an investment by Rocket Software in Peritus or a business combination between Rocket Software and Peritus. Mr. Giordano also provided an overview of our technology, including our CodeNine tool.

   During our board of directors meeting on January 11, 2000, Mr. Giordano informed the board of the results of his discussions with Rocket Software, and the board directed Mr. Giordano to continue discussions with Rocket Software. On January 17, 2000, Rocket Software and Peritus executed a confidentiality agreement. Mr. Giordano and Mr. Magnusson discussed the possibility of an investment by Rocket Software in Peritus to fund further product development and additional sales and marketing expenses.

   On February 10, 2000, Dr. Chan and Mr. Roland D. Pampel, both members of our board of directors, and Mr. Giordano met with Mr. Magnusson and further discussed the possibility of an investment by Rocket Software in Peritus in order to fund further development of our CodeNine tool. It was agreed that a detailed technical review should be conducted by both companies to determine the feasibility of doing so.

   On February 17, 2000, Mr. Magnusson, Mr. Youniss and Mr. Matthew Kelley, Rocket Software's Chief Technology Officer, met with Mr. Giordano, Dr. Chan and Mr. Christopher Bailey, our Vice President of Research and Development, for a detailed technology review. It was concluded at the meeting that there was a potential to extend our CodeNine tool to support the renewal and web enablement of legacy applications. Mr. Bailey and Mr. Kelley were instructed to study the issue further and provide an initial detailed assessment as soon as possible.

   During late February and early March, Mr. Giordano and Mr. Magnusson held numerous discussions regarding, and negotiated, the nature, amount and pricing for a potential Rocket Software investment. Rocket Software also conducted a financial, legal and technical due diligence review of our business and capital stock of Peritus.

   In early March 2000, the price of our common stock rose dramatically. On March 2, 2000, the price per share of our common stock closed at $0.3100. On March 3, 2000, the stock price rose to $0.8750 and on March 7, 2000 it closed at $1.875. By March 15, 2000 the price had traded down to $1.2188. During this period, the only public announcement made by Peritus was our earnings release on March 1, 2000. We reported, among other things, a 74.5% decrease in total revenue to $1,458,000 in the fourth quarter of 1999 versus $5,723,000 in the fourth quarter of 1998, and a 99.5% decrease in our net loss to $25,000 from a net loss of $5,344,000 in the fourth quarter of 1998. The rise in the stock price affected the negotiations between Rocket Software and Peritus and resulted in a higher final price for Rocket Software's investment in our capital stock.

   On March 15, 2000, a second technical review meeting was held between Rocket Software and Peritus with the same parties who were involved in the meeting on February 17 in attendance. Mr. Bailey and Mr. Kelley provided a report that the extension of CodeNine appeared possible, and they provided an initial assessment of the time frame and resources required.

   During our board meeting on March 16, 2000, Mr. Giordano gave an update on the status of the negotiations with Rocket Software. He summarized the proposed transaction for the board, indicated that Rocket Software had completed its technical, financial and legal due diligence review and stated that draft investment agreements had been distributed to Rocket Software. He also outlined the potential strategic and financial benefits of the transaction. Our board discussed in detail the amount, pricing and timing of the investment, the alternatives, if any, to the transaction, the risks associated with the investment, the strategic benefits of the transaction and other factors. The board noted that Covington Associates had searched for strategic alternatives for approximately one year without success and that management had no other investment or alternative offers to consider at the time. After discussion, the board concluded there were no other current alternatives to the Rocket Software transaction for it to consider and that the financial and potential strategic benefits of the transaction were critical to us. The board authorized management to proceed with negotiations with Rocket Software.

   Between March 17 and March 22, 2000, Mr. Giordano and Mr. Magnusson had several discussions during which they negotiated the final terms of the investment. On March 23, 2000, Mr. Giordano sent a letter to the board of directors explaining the details of the final negotiations and recommending approval of the investment as negotiated. The board was also provided with copies of the draft investment agreements. Principal elements of the transaction as described in Mr. Giordano's letter were as follows:

  . Rocket Software would purchase 10,000,000 shares of our common stock at a per share purchase price of $0.40, or total consideration of $4,000,000. These shares would represent approximately 36.6% of our total outstanding common stock after the investment. Peritus would grant Rocket Software certain registration rights with respect to these shares;

  . Peritus would use its best efforts to have two individuals designated by Rocket Software elected to our board of directors. It was expected that Mr. Youniss and Mr. Magnusson would fill these seats; and

  .  various strategic and operational synergies.

   During its meeting on March 24, 2000, our board of directors discussed in detail the Rocket Software investment, the risks associated with the investment, the financial and strategic benefits of the transaction and other factors. The board again noted that Covington Associates had searched for strategic alternatives for approximately one year without success and that the management and the board had no other investment or alternative offers to consider at the time. The board then voted that we proceed with the transaction and authorized Peritus to enter into the investment agreements. It also authorized the hiring of Mr. Kelley as our Vice President, Research and Development.

   On March 27, 2000, Peritus and Rocket Software executed the investment agreements under the terms outlined above. We recorded a one-time charge related to the investment of $4,000,000 in the quarter ended March 31, 2000. The charge represented the difference between the quoted market price on the commitment date of $0.80 per share and the $0.40 paid by Rocket Software.

   On April 14, 2000, our board of directors elected Mr. Giordano, Mr. Magnusson and Mr. Youniss directors of Peritus.

   During the second and early third quarters of 2000, we worked on the detailed development plans for extension of our CodeNine tool to support the renewal and web enablement of legacy applications. After extensive work and research, we concluded that such extensions were not feasible.

Background of the Merger

   During the meeting of our board of directors on August 14, 2000, Mr. Giordano discussed our strategic business alternatives. After this discussion, the board concluded that it should discuss the alternatives in more detail at a subsequent meeting.

   During our board of directors meeting on September 7, 2000, Mr. Giordano discussed certain business alternatives prepared by management for review by the board. After extensive discussion, the board concluded that we should engage Catalyst as our advisor to study the strategic alternatives presented at the meeting, to recommend other alternatives, if any, and to make recommendations to the board at its next meeting. On September 12, 2000, we and Catalyst executed a service agreement under which we engaged Catalyst to conduct a strategic review of Peritus, commencing immediately.

   During our board of directors meeting on October 2, 2000, Mr. John R. Scholes and Mr. Robert Dunn, each a Principal of Catalyst, presented a review of the strategic alternatives available to Peritus that included an executive summary and recommendations, a summary of our value attributes and a strategic opportunities spectrum. The summary identified two preferred alternatives:
(1) re-position Peritus as an application service provider, providing software maintenance fulfillment services and (2) seek a complementary merger partner for Peritus. Value attributes identified included: (1) several technology products and a consulting team, (2) strong, experienced management and (3) cash and other liquid assets and a public company structure. After extensive discussion, the board concluded that we should engage Catalyst as our advisor to pursue strategic alternatives for us with a principal focus on finding a complementary merger, acquisition or investment partner for us. The board favored this alternative over the re-positioning of Peritus as an applications service provider based primarily upon its assessment that seeking a complementary merger, acquisition or investment partner offered reduced risk and required less capital investment than re-positioning the entire company.

   On October 16, 2000, we and Catalyst executed a service agreement under which we engaged Catalyst to render financial advisory and investment banking services in connection with exploring strategic alternatives, including the potential sale of Peritus. We issued a press release on October 16, 2000 announcing our retention of Catalyst for those purposes. Thereafter, Catalyst prepared an initial contact list of 48 companies. During late October and November 2000, Catalyst began contacting companies on the contact list and continued to expand the contact list.

   During our board of directors meeting on December 12, 2000, Mr. Scholes of Catalyst provided a report of the progress to date in their pursuit of strategic alternatives. According to the report, the contact list had been expanded to 55 prospects. Of the 55 prospects, 14 had been contacted and had expressed some interest; 20 had been contacted but had provided no definite feedback yet; ten had been contacted and indicated no interest; and 11 remained to be contacted.

   On December 21, 2000, Dr. Chan, Mr. Giordano, Mr. Pampel and Mr. Youniss met with a prospect's chief executive officer and members of his staff to discuss the potential merger of the prospect with us. After review of the prospect's technology and business plan, the directors had a detailed discussion. They concluded that the technology and business plan did not have enough potential to warrant further consideration.

   On December 31, 2000, Mr. Kelley resigned his position with us and returned to Rocket Software.

   On January 4, 2001, Mr. Giordano and Mr. Dunn held a teleconference with a prospective acquiror of Peritus. On January 22, 2001, the prospect submitted a non-binding offer to acquire Peritus for aggregate consideration of $4,000,000, or $0.146 per share.

   During our board meeting on January 23, 2001, Mr. Scholes and Mr. Alan Hollander of Catalyst provided a report of their progress to date in their pursuit of strategic alternatives. According to the report, the contact list had been expanded to 61 prospects. Of the 61 prospects, eight had been contacted and were involved in deeper discussions with Catalyst and Peritus; ten had been contacted and had expressed some interest; 30 had been contacted but had provided no definite feedback by that time; and 13 had been contacted and expressed no interest. The board discussed in detail the $4,000,000 cash offer and concluded it was too low to accept at the time for reasons which included the following: (1) Catalyst was still actively engaged in prospecting for potential acquirors for Peritus and the board of directors believed a better offer may still have been possible and (2) Peritus' net book value of $6,230,000 and cash and investments of $6,127,000 as of December 31, 2001 were high relative to a proposed $4,000,000 cash offer.

   On January 26, 2001, Mr. Giordano and Mr. Dunn of Catalyst had a teleconference with the prospect that had submitted the $4,000,000 cash offer. Mr. Giordano informed them that the offer was too low given our book value and suggested that they send representatives to our headquarters to review our technology and finances in greater detail. Subsequently, two representatives of the prospect visited us, but the prospect did not increase its offer.

   On February 7, 2001, Mr. Giordano, Mr. Ronald Garabedian, our Vice President and Treasurer, and Mr. Scholes had a teleconference with a prospect's chief executive officer and members of his staff to discuss the potential for a merger between the prospect and Peritus. On February 8, 2001, the prospect submitted a letter to Peritus outlining a proposed merger. The terms included an ownership split of the combined company with 5% ownership going to our existing stockholders. In addition, $2,500,000, or $0.092 per share, of our cash would be paid to our existing stockholders. Our management evaluated the business plan of the prospect and determined that it had little prospect for success. Therefore, we indicated that we were not interested in the deal offered. Subsequently, the chief executive officer of the prospect met with Mr. Giordano and members of his staff to further explain his business plan. Peritus' evaluation did not change. The prospect later presented a revised business plan and other offers, none of which were deemed acceptable.

   During our board meeting on February 26, 2001, Mr. Scholes provided a report of the progress of Catalyst to date in their pursuit of strategic alternatives. According to the report, the contact list had been expanded to 62 prospects. Ten of these prospects had been contacted, and Peritus and Catalyst had met with or had detailed discussions with each of them. Of the ten, five were viewed worthy of further consideration. Beyond that, nine of the 62 prospects had been contacted and had expressed some interest; 30 had been contacted but had provided no definite feedback as of that date; and 13 had been contacted and expressed no interest.

   The board carefully considered the five prospects that had been classified as worthy of further consideration. Two of the prospects were launching new technology, incurring losses, and were seeking our cash to fund operations going forward. The board concluded that it was difficult to accurately assess the potential for success of the two prospects and that they appeared more suitable for venture funding. The third prospect had almost no revenue and was also launching new technology. The board concluded that it was not currently a good prospect. Of the last two prospects, one was the prospect that had previously made the $4,000,000 cash offer, and the other was an India-based company that Mr. Giordano had been meeting with over a prolonged period of time. Mr. Giordano hoped to be able to solicit a cash offer from them.

   Also during the board meeting on February 26, 2001, our management gave a presentation on the financial results for the year 2000 and a preliminary forecast for 2001. The forecast for the year 2001 indicated that, without new business, Peritus would experience financial losses and consume cash. According to the presentation, Peritus was not having success in its attempts to sign new business.

   On February 26, 2001, after the board meeting, Mr. Giordano met with Mr. Magnusson, and Mr. Giordano suggested that Rocket Software should make an offer to acquire Peritus if it were considering doing so.

   Subsequent to the board meeting, Mr. Dunn telephoned the prospect that had previously made the $4,000,000 cash offer on January 22, 2001 to try to convince them to increase their offer. They indicated that they were unwilling to do so.

   On March 2, 2001, Mr. Giordano met with the chairman of the India-based prospect and attempted to convince him to make a cash offer to acquire Peritus. On March 7, 2001, the chairman of the prospect contacted Mr. Giordano, indicating that they would not be making an offer to acquire Peritus.

   On March 9, 2001, Mr. Giordano met with Mr. Magnusson and provided detailed financial projections of Peritus, assuming a Rocket Software acquisition. The two also discussed potential offer amounts. Mr. Giordano indicated that he believed our board would have difficulty approving an offer that was less than the projected book value after transaction costs. Among others, they discussed the figures of $0.19 and $0.20 per share.

   On March 23, 2001, we received a non-binding offer from Rocket Software to acquire us. Under the terms of the offer, we would be merged into Rocket Software or a Rocket Software subsidiary. All stockholders other than Rocket Software would be paid $0.19 per share in cash. The offer provided that the transaction must be completed before June 30, 2001 and that we must have at least $5,650,000 in cash at closing prior to transaction costs. In addition, the offer stated that completion of the transaction would be subject to the negotiation of a definitive merger agreement, obtaining the requisite third party and governmental consents and other customary closing conditions.

   On March 27, 2001, Mr. Giordano had telephone conversations with the other non-Rocket Software-affiliated members of our board of directors, Dr. Chan, Mr. Leblois and Mr. Pampel. After detailed discussions, all agreed that we should move forward with the offer and discuss it further at the upcoming board meeting on April 9, 2001. The board members believed that this offer was superior to other offers Peritus had received, notwithstanding the requirement that Peritus have $5,650,000 in cash at closing prior to transaction costs. For example, under the Rocket Software offer, Peritus' stockholders other than Rocket Software would receive a total of $3,291,000, or 30% more than the $2,536,000 they would receive under the $4,000,000 offer made in January 2001. In addition, the board members were also concerned that other potential acquirors, including the party which had made the $4,000,000 offer in January 2001, would similarly have insisted upon a minimum net asset value condition to closing, as other parties were also concerned about Peritus' cash consumption rate.

   On March 28, 2001, we issued a press release announcing that we had received the offer from Rocket Software and indicating that the parties intended to begin promptly negotiating a definitive merger agreement.

   At our board meeting on April 9, 2001, Mr. Giordano updated the board as to the status of the negotiations and the attendant documentation and presented a proposed timeline for the merger with Rocket Software. The board then voted to establish a special committee of directors unaffiliated with Rocket Software to consist of Dr. Chan, Mr. Giordano, Mr. Leblois and Mr. Pampel. The board delegated to the special committee, among other things, authority to evaluate, negotiate, approve and recommend to our stockholders the potential business combination between Peritus and Rocket Software.

   Throughout early to mid-April, Mr. Giordano conducted extensive negotiations with Mr. Magnusson regarding the specific terms and details of the merger agreement. During these negotiations, Rocket Software was not receptive to proposed changes in the primary economic and timing terms of the transaction, believing that those terms had been established and finalized in the March 23, 2001 offer letter. However, the parties discussed the other terms to the agreement, including the appropriate level of representations and warranties, conditions to closing, employee benefits and other matters. In particular, Rocket Software agreed, subject to notice requirements, that Peritus' directors would be able to consider other offers to acquire Peritus, if Peritus' directors believed they were required to do so in order to discharge properly their fiduciary duties. During this period, Mr. Giordano regularly consulted with Hale and Dorr LLP, outside counsel to Peritus, and Catalyst. In addition, Mr. Giordano had several conversations with the members of the special committee regarding the status of the negotiations.

   On April 17, 2001, a joint meeting of all members of the special committee and the board of directors was held. Neither Mr. Magnusson nor Mr. Youniss were present at the meeting. Hale and Dorr LLP reviewed the special committee's and the board's fiduciary duties, the terms of the transaction and the agreement of merger. Catalyst reviewed its valuation analyses of Peritus and its analysis of the fairness, as of April 17, 2001, of the merger consideration from a financial point of view. Catalyst rendered to Peritus its oral opinion dated April 17, 2001 to the effect that, as of such date and based on and subject to the matters described in its opinion, the merger consideration was fair from a financial point of view to the holders of our common stock. Catalyst advised the special committee and the board that it would provide its written opinion, consistent with its oral opinion, later that day.

   Thereafter, the special committee and the board determined that the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, are fair to, advisable, and in the best interests of the holders of our common stock, including the holders of common stock who are unaffiliated with Rocket Software. The special committee and the board also voted that the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, should be submitted to our stockholders at a stockholders' special meeting and recommended that the stockholders approve these matters put before them for consideration. All directors present at the meeting voted in favor of such determinations and resolutions. In making their decisions, the special committee and the board noted that they were aware of and considered the fact that a number of the members of the board of directors and the officers of Peritus have interests in the merger that are different from, or in addition to, the interests of Peritus stockholders generally. See the section captioned "Interests of Certain Persons in the Merger."

   By unanimous written consent of its board of directors dated as of April 13, 2001, Rocket Software authorized the organization of Rocket Acquisition Company, Inc. as a Massachusetts corporation and a subsidiary corporation for the purpose of merging with and into Peritus, as contemplated by the agreement of merger. Rocket Software's board of directors further approved the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, and authorized Rocket Software to enter into the agreement of merger. On April 17, 2001, Rocket Acquisition was organized as a Massachusetts corporation. By joint unanimous written consent of its board of directors and stockholders dated as of April 17, 2001, Rocket Acquisition's board of directors and sole stockholder approved the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, and authorized Rocket Acquisition to enter into the agreement of merger.

   Subsequent to their respective board meetings, on April 18, 2001, the respective parties entered into the agreement of merger described in this proxy statement. Immediately thereafter, we issued a press release announcing the execution of the agreement of merger.

Peritus' Purpose and Reasons for the Merger

   Recommendation of the special committee and the board. The special committee and the board of directors have each determined that the agreement of merger is fair to, advisable, and in the best interests of the holders of Peritus' common stock, including the holders of common stock who are unaffiliated with Rocket Software. The special committee and all directors unaffiliated with Rocket Software unanimously approved the agreement of merger and the merger. The special committee and all directors unaffiliated with Rocket Software also unanimously recommended the approval and adoption of the agreement of merger and the merger by the stockholders.

   In the course of reaching their decisions to approve the agreement of merger and the transactions contemplated by the agreement, including the merger, the special committee and the board consulted with Peritus' management, as well as Peritus' outside legal counsel and financial advisor, and considered a number of factors, both positive and negative, including the following material factors:

  . the financial presentation of Catalyst, including its opinion, delivered on April 17, 2001 and attached as Annex B, that the merger consideration is fair, from a financial point of view, to holders of common stock, and the special committee's and the board's adoption of the conclusion and analyses of Catalyst contained in its fairness opinion;

  . that since Peritus initially engaged Catalyst in September 2000, no offer for shares of Peritus had been received which exceeded the $0.19 per share merger consideration, which the special committee and the board considered as weighing in favor of the merger;

  . the inability to find an appropriate purchaser or strategic partner for Peritus during the sale process undertaken by Covington Associates and Catalyst, which the special committee and the board believed to be appropriate based on Catalyst's presentation to the special committee and to the board and Catalyst's discussions with the special committee, which the special committee and the board considered as weighing in favor of the merger;

  . that Peritus only had one remaining outsourcing customer, Bull HN Information Systems, Inc., which accounts for the vast majority of Peritus' anticipated future revenue. The special committee noted that if the customer elected not to purchase services in 2002, Peritus would have virtually no revenue without new business;

  . that for more than two years, Peritus had been unable to sign any new outsourcing customers due to concerns about Peritus' size and viability;

  . that Peritus had concluded that it was not feasible to extend its CodeNine tool to support the renewal and web enablement of legacy applications, which was hoped to be a significant revenue opportunity;

  . that Peritus had been unable to sign any new licenses for either its CodeNine or SAM Relay tools since the quarter ended September 30, 2000;

  . that Peritus had been unable to attract qualified sales resources and had difficulty hiring any new employees;

  . that the merger was superior to liquidating Peritus under federal and state laws, including Catalyst's analysis of Peritus' liquidation value, which resulted in an implied value lower than the proposed merger consideration, which the special committee considered as weighing in favor of the merger;

  . the accelerated timing and relative certainty of the proposed merger, including the fact that the merger was not conditioned on Rocket Software's ability to obtain financing or its completion of due diligence, which the special committee and the board considered as weighing in favor of the merger;

  . that, based on the per share closing price as of March 28, 2001, the last full trading day prior to the public announcement that Peritus had received an offer from Rocket Software to acquire Peritus, the consideration to be paid to the holders of common stock in the merger represented an approximate premium of 171% over the trading price of the shares based upon the closing per share price on that date, which the special committee and the board considered as weighing in favor of the merger;

  . the significant decline in trading prices for Peritus' common stock from its initial public offering price of $16.00 per share and its high of $32.38 and in trading prices for computer software companies in general, which the special committee and the board considered as weighing in favor of the merger; during the four quarters preceding the public announcement of the transaction, the highest per share closing price of Peritus' common stock was $1.875 and the lowest closing price was $0.055; Peritus' common stock has not closed at or above $0.19 since October 3, 2000, and taking into account the market conditions at the time, the technology sector in particular and the condition of Peritus, it did not seem feasible that Peritus' common stock would approach a higher level of trading prices in the foreseeable future;

  . that the consideration to be received by Peritus' stockholders in the agreement of merger consists entirely of cash, which the special committee and the board did not consider as weighing in favor of or against the merger;

  . that the agreement of merger permits Peritus to provide information and participate in negotiations with respect to unsolicited acquisition proposals if the board of directors determines, in consultation with its outside counsel and the special committee, that such action is necessary to comply with the fiduciary duties of the board of directors, which, as a whole, the special committee and the board considered as weighing in favor of the merger; and

  . that holders of common stock may demand dissenters' rights under Sections 85 through 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, which the special committee and the board considered as weighing in favor of the merger, although the special committee and the board also noted as a negative factor that Rocket Software has the ability to terminate the agreement of merger if 7.5% or more of Peritus' issued and outstanding common stock exercise dissenters' rights.

   The special committee and the board also considered the potential adverse factors of the proposed merger, including:

  . that many of the holders of common stock of Peritus would lose significant portions of their investment, which the special committee and the board considered as weighing against the merger;

  . that the merger is not conditioned upon the approval of a majority of the stockholders who are not affiliated with Rocket Software, which the special committee and the board considered as weighing against the merger; however, the special committee and the board concluded that, because of Peritus' disparate stockholder base and the inclusion in the agreement of merger of a June 30, 2001, termination date, the certainty and timing of completing the merger was important and did not insist upon this condition;

  . the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger, which the special committee and the board considered as weighing against the merger; and

  . the risk that the merger is not completed, including because of the termination rights of Rocket Software under the agreement of merger and certain closing conditions, including the minimum cash and cash equivalent closing condition, and the uncertainty of being able to meet certain covenants relating to the operations of the business of Peritus in the ordinary course of business and the payment of its "ongoing obligations," which the special committee and the board considered as weighing against the merger.

   The special committee and the board were also aware of and considered the fact that the interests of Rocket Software were adverse to the interests of the public stockholders because the two groups are on opposite sides of the proposed merger transaction, and that the interests of certain directors of Peritus were different from the interests of the public stockholders because those directors would continue to have an indirect interest in Peritus' business through their ownership of Rocket Software stock. The special committee and the board of directors did not consider these facts as weighing in favor of or against the merger. See "Interests of Certain Persons in the Merger."

   The foregoing discussion addresses the material information and factors considered by the special committee and the board of directors in its consideration of the merger, including factors that support the merger as well as those that may weigh against it. In view of the variety of factors considered in reaching its determination, the special committee and the board of directors did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendations. In addition, the individual members of the special committee and the board of directors may have given different weight to different factors.

   Other than in their capacity as members of the special committee, board of directors of Peritus or board of directors of Rocket Software, no director or executive officer of Peritus has made a recommendation either in support of or opposed to the transaction.

Opinion of Financial Advisor

   The special committee and the board of directors retained Catalyst to render an opinion as to the fairness, from a financial point of view, to the holders of Peritus' common stock of the consideration to be received by them in the merger under the agreement of merger.

   The full text of Catalyst's written opinion to Peritus dated April 17, 2001, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B, and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the opinion. Stockholders of Peritus are urged to, and should, read the opinion in its entirety. The engagement of Catalyst and its opinion are for the benefit of the special committee and Peritus' board of directors. The opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of shares of common stock in the merger and does not constitute a recommendation to any stockholder as to how to vote with respect to the merger.

   For purposes of formulating the opinion, Catalyst, among other things:

  . reviewed certain publicly available financial statements and other information of Peritus;

  . reviewed certain internal financial statements and other operating and financial data concerning Peritus prepared by our management;

  . reviewed certain financial projections of Peritus prepared by our management;

  . discussed the operations, financial condition and the prospects of Peritus, including certain financial projections, with our executives;

  . discussed potential operational and strategic benefits of the merger with our executives;

  . reviewed the reported prices and trading activity for Peritus' common stock;

  . compared the financial performance of Peritus and the prices and trading activity of Peritus' common stock with that of certain other comparable publicly traded companies;

  . reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  . reviewed the draft agreement of merger and related documents; and

  . considered such other factors as they deemed appropriate.

   Catalyst relied upon the accuracy and completeness of all financial, accounting, legal, tax, operating and other information provided to it by Peritus and assumed that all such information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of the opinion or in the assets, financial condition, business or prospects of Peritus and that there were no facts or information regarding Peritus that would cause the information supplied to Catalyst to be incomplete or misleading in any material respect. Catalyst did not independently verify the accuracy or completeness of the information supplied to it with respect to Peritus and does not assume responsibility for the accuracy or completeness of such information.

   With respect to the financial projections provided to Catalyst, all of which were provided by Peritus' management, Catalyst assumed that such projections were reasonably prepared on a basis consistent with actual historical experience, reflected the best currently available estimates and good faith judgments of the management of Peritus, and could reasonably be relied upon.

   On September 12, 2000, Peritus engaged Catalyst to conduct a strategic review of the company. At the October 2, 2000 board meeting of Peritus, Catalyst presented a review of the strategic alternatives available to the company. On October 16, 2000, Peritus engaged Catalyst to seek a complementary merger, acquisition or investment partner for Peritus, and on the same date issued a press release stating that Peritus had "retained [Catalyst] to render financial advisory and investment banking services in connection with exploring strategic alternatives including the potential sale of the Company". In addition to this press release, Catalyst solicited interest widely.

   Catalyst did not make an independent evaluation, appraisal or valuation of any assets or liabilities of Peritus, nor was Catalyst furnished with any such evaluations, appraisals or valuations. In its analyses, Catalyst made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond Peritus' control and are not susceptible to accurate prediction. While Catalyst believes that its review, as described herein, is an adequate basis for the opinion it expressed, the opinion is necessarily based upon market, economic and other conditions that exist and could be evaluated as of the date of the opinion, and any change in such conditions could require a re-evaluation of the opinion.

   The opinion addressed only the financial fairness, as of the date of the opinion, of the consideration to be received by the holders of common stock in the merger and did not address any other terms or conditions of the merger agreement or any related documents, the tax or legal consequences of the merger, including the tax or legal consequences to the stockholders, the fairness of any aspect of the merger not expressly addressed in the opinion, the relative merits of the merger or any alternatives to the merger, Peritus' decision to proceed with or the effect of the merger, or any other aspect of the merger. No restrictions or limitations were imposed by Peritus upon Catalyst with respect to the investigation made or the procedures followed in rendering its opinion.

   The special committee and board of directors retained Catalyst based upon Catalyst's experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. Catalyst is a regionally recognized investment banking firm with offices in the northeastern United States and the United Kingdom specializing in the information technology industry that is continually engaged in providing financial advisory services in connection with mergers and acquisitions, financing and business valuations.

   In addition to the $50,000 fee to be paid to Catalyst for its fairness opinion, Catalyst was paid $12,000 for its strategic alternatives study and a retainer of $6,000 per month (total of $45,000) while it searched for a complementary merger, acquisition or investment partner for Peritus.

   No portion of the fee which Peritus paid Catalyst for rendering its fairness opinion and providing certain advisory services was contingent upon the opinion being favorable or on the closing of the merger. Peritus also agreed to indemnify Catalyst and related persons against certain liabilities, including liabilities under federal securities laws, arising out of the engagement of Catalyst, and to reimburse Catalyst for certain expenses.

   The opinion did not constitute a recommendation to the special committee or the board of directors on whether or not to support the merger and recommend it to Peritus' stockholders and does not constitute a recommendation to stockholders as to whether or not to vote in favor of the merger.

   The following is a brief summary of the material analyses performed by Catalyst in rendering its opinion to the special committee and the board of directors of Peritus. Certain of these summaries of financial analyses include information presented in graphical or tabular format. In order to fully understand the financial analyses used by Catalyst, the graph and table must be read together with the text of each summary. The graph and table alone do not constitute a complete description of the financial analyses.

   Historical Common Stock Performance. Catalyst's analysis of Peritus' common stock performance consisted of an historical analysis of closing prices and trading volumes over the six-month period from September 8, 2000 to March 28, 2001, the date of the public announcement of the current proposed transaction on March 28, 2001, and, separately, from the public announcement to April 12, 2001. Within the six-month period to March 28, 2001, based on closing prices as reported on the OTC Bulletin Board, Peritus' common stock achieved a high closing price per share of $0.190 on October 3, 2000 and a low closing price of $0.055 per share on December 1, 2000. In the period subsequent to the public announcement on March 28, 2001, Peritus' common stock achieved a high closing price per share of $0.165 on March 30, 2001, and a low closing price of $0.13 on March 29, 2001. Peritus' common stock closed at a price of $0.156 per share on April 12, 2000, having closed at $0.070 on March 28, 2001, immediately before the public announcement.

   Comparative Stock Price Performance. Catalyst performed historical analyses of closing prices of Peritus' common stock, the Nasdaq composite index and an equally weighted index of companies considered by Catalyst to be in some ways similar to Peritus.

   The companies used for comparison were:

  . Accelr8 Technology Corp.;              . Niku Corp.;

  . Crossworlds Software;                  . Opus360 Corp.;

  . Deltek Systems, Inc.;                  . SEEC, Inc.;

  . Embarcadero Technologies;              . Seque Software;

  . Evolve Software;                       . Unicomp, Inc.; and

  . eXcelon Corp.;                         . Unify Corp.

  . Information Analysis, Inc.;

   Catalyst compared the performance of these companies and indices to the performance of Peritus' common stock over the six-month period from September 28, 2000 to March 28, 2001, the date of the public announcement, and separately from the public announcement to April 12, 2001. Over the period to March 28, the Nasdaq composite index decreased 51%, the comparable company index decreased 59%, and Peritus' common stock decreased 60%. From the announcement to April 12, 2001, the Nasdaq composite index increased 6%, the comparable company index decreased 19%, and Peritus' common stock increased 121%.

                                    [GRAPH]

                               Comparable Stock
                               Price Movements

MEASUREMENT PERIOD     PERITUS SOFTWARE     NASDAQ     PEER GROUP
 (MONTH COVERED)           SERVICES         INDEX        INDEX
------------------     ----------------     ------     ----------
09/28/00..........            100            100          100
10/28/00..........             49             84           71
11/28/00..........             46             72           48
12/28/00..........             38             68           38
01/28/01..........             51             75           64
02/28/01..........             46             57           48
03/28/01..........             40             49           41
04/12/01..........             89             52           33

   Comparable Public Company Analysis. As part of its analysis, Catalyst also compared certain publicly available financial information of the comparable companies. None of the comparable public companies considered is exactly identical to Peritus, but all have aspects in common with Peritus relevant to this analysis. Catalyst compared the financial information of those companies to the financial performance of Peritus. Such information included the ratio of market capitalization to previous year's sales, and the ratio of market capitalization to net asset value. The following table summarizes the comparative value of Peritus to the comparable companies immediately before the public announcement and on April 12, 2001, valued at the merger price.

                                 March 28, 2001                  April 12, 2001
                         ------------------------------- -------------------------------
                         Mkt Cap/Sales Ratio Mkt Cap/NAV Mkt Cap/Sales Ratio Mkt Cap/NAV
                         ------------------- ----------- ------------------- -----------
Comparable Companies
 Median                         0.72            0.55            0.84            0.71
Peritus                         0.42            0.31            0.94            0.68
Peritus at Merger Price          --              --             1.15            0.83
Peritus as % of Median            58%             56%            112%             96%
Merger Price as % of
 Median                          --              --              137%            117%

There are inherent differences between the business, operations, and prospects of Peritus and the comparable companies used in the analysis. Accordingly, Catalyst believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Peritus and the comparable companies that would, in Catalyst's opinion, affect the public market valuation of such companies.

   Analysis of Selected Precedent Transactions. Catalyst reviewed a number of recent related transactions among companies which are in some ways comparable to Peritus. The review was limited to the past six months, to transactions for which value information is publicly available, and where transaction value was less than $100 million. Those transactions are tabulated below. Over the period reviewed, the Nasdaq composite index declined by approximately 50%. Such major public market index changes significantly affect transaction values. For the purposes of its analysis, Catalyst therefore applied weights to the transaction values according to the relative Nasdaq composite index value at the time of each transaction. The only valuation metric available for this analysis, and considered relevant by Catalyst, was the value/sales ratio. Catalyst's analysis showed a range in the (unweighted) value/sales ratio of 1.0 to 2.0, with a median value of 1.2, and showed a range in the weighted value/sales ratio of
0.6 to 1.3, with a corresponding median of 0.9. Catalyst observed that, for comparison, the similarly calculated value/sales ratio of the current proposed transaction is 1.15. No transaction utilized as a comparison in the precedent transactions analysis is identical to the merger. In evaluating the precedent transactions, Catalyst made judgments and assumptions regarding business, economic, market and financial conditions and other matters, many of which are beyond the control of Peritus.

                                                                 Target
                                                                  Net
                                                     Transaction Sales
                                           Acquiror     Value     LTM                 Weighted
Date     Target Name                         Name      ($mil)    ($mil) Value/Sales Value/Sales**
----     -----------                      ---------- ----------- ------ ----------- -------------
4/2001   Renex Corp                       Seagull NV       2        2       1.0          1.0
2/2001   Quintus                          Avaya           60       72       1.2          0.9
1/2001   Prime Response                   Chordiant       33       66       2.0          1.3
10/2000  Continuus Software               Telelogic       42       47       1.1          0.6
         Median of sub-$100M transactions                 38       57       1.2          0.9
4/2001   Peritus                          Rocket         5.2      4.5      1.15         1.15

   ** Value weighted by the Nasdaq composite index at the date of the transaction.

   The Liquidation Alternative. Catalyst observed that liquidation of Peritus provides an alternate approach to releasing significant net assets to stockholders. Catalyst requested information from our management which detailed the likely costs of liquidating the company. In conjunction with the forecast balance sheet also provided by our management, Catalyst estimated that, for a liquidation effective June 30, 2001, the net proceeds which would be distributable to stockholders would be in the range of $0.14 per share to $0.16 per share. This range assumed that customer contractual obligations of Peritus could be settled at no incremental cost to Peritus. Underlying the analysis was the assumption that the net book value was a fair representation of the amount that could be realized in the liquidation of Peritus. The rationale for the assumption was that Peritus' cash and investments balance represented the majority of its assets. At March 31, 2001, cash and investments equaled 93% of total assets. No additional value was assigned to the Peritus technology or intangible assets as Peritus management indicated that it did not believe the technology would be able to be sold independent of the entire company and Catalyst concurred with that view. Further, Peritus had been unable to license any of its technology since the third quarter of 2000 and none of the potential acquisition prospects contacted by Catalyst had expressed sufficient interest in the technology to indicate that either a sale of the technology alone was achievable or that any material consideration would be paid for the technology.

   Operational Forecasts and Cash Flow. Catalyst reviewed the operational forecasts provided by Peritus' management, which showed, without new business, a steep decline in revenues for the year 2001 compared to 2000, and a significant net loss. Catalyst observed that the operational configuration of Peritus allows for no material gain in new business, while costs have already been cut extensively to match as closely as possible the current level of revenues. Any change in the operational configuration of the company to enable Peritus to move towards profitable and growing operations would, in Catalyst's opinion, require access to resources not currently within Peritus, and such moves would engender material risk. Catalyst did not conduct a discounted cash flow analysis because, due to the significant net loss demonstrated by the operational forecasts, the analysis would only have yielded negative returns.

   Alternate Transactions. On September 12, 2000, Peritus engaged Catalyst to conduct a strategic review of Peritus. At the October 2, 2000 board of directors meeting, Catalyst presented a review of the strategic alternatives available to Peritus. On October 16, 2000, Peritus engaged Catalyst to seek a complementary merger, acquisition or investment partner for Peritus, and on the same date issued a press release stating that Peritus had "retained [Catalyst] to render financial advisory and investment banking services in connection with exploring strategic alternatives including the potential sale of [Peritus]". In addition to this press release, Catalyst solicited interest widely. Details of the companies approached, or which approached Peritus, and discussions and negotiations with those parties were reported separately to the board of directors in detail. As of the date of Catalyst's fairness opinion, however, no offer for the shares of Peritus had been received which exceeded the current proposed merger price.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Catalyst considered the results of the analyses as a whole and did not attribute any particular weight to any particular analysis or factor. Catalyst believes that selecting any portion of the analysis alone would create an incomplete view of the process underlying the opinion. Catalyst may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Catalyst's view of the actual value of Peritus.

   In performing its analysis, Catalyst made numerous assumptions with respect to business and economic conditions and other matters, many of which are beyond the control of Peritus. Any estimates contained in these analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as a part of Catalyst's analysis of the fairness from a financial point of view of the merger price. The analyses do not purport to be appraisals of value or to reflect the prices at which Peritus might actually be sold.

   The fairness opinion rendered by Catalyst was one of the many factors taken into consideration by the special committee and the board of directors in making their determinations to approve the merger. The merger price was determined through arm's-length negotiations between Peritus and Rocket Software. Consequently, Catalyst's analyses as described above should not be viewed as determinative of the findings of the special committee and the board of directors with respect to the value of Peritus or of whether the special committee or the board of directors would have been willing to agree to different consideration.

Rocket Software's Purpose and Reasons for the Merger

   Rocket Software has informed us that its purpose for the merger is for Rocket Software and certain of its affiliates to acquire substantially all of the shares of Peritus that Rocket Software does not already own and to combine the businesses of the two companies in Rocket Software. In determining to enter into the merger, Rocket Software has informed us that it considered the following factors:

  . the business, operations, financial condition, operating results and prospects of Peritus, including the fact that (1) Peritus incurred an aggregate loss of $424,000 between January 1, 2001 and March 31, 2001, the end of the last full quarter prior to the signing of the merger agreement for which financial results had been reported and an aggregate loss of $4,166,000, including a $4,000,000 non-cash charge associated with the March 2000 investment in Peritus by Rocket Software, for the year ended December 31, 2000 and (2) Peritus lacked prospects for becoming profitable in the foreseeable future;

  . the inability of Peritus to find an appropriate purchaser or strategic partner for Peritus (alone or together with Rocket Software) during the process conducted by Covington Associates and Catalyst and the lack of possible strategic alternatives to the agreement of merger, which reduced the prospects of obtaining value for Rocket Software's equity investment in Peritus through a sale of stock;

  . the significant decline in trading prices for Peritus' common stock from its initial public offering price of $16.00 per share and from its trading price of $0.80 per share at the time of Rocket Software's investment in Peritus, as well as the relative lack of liquidity for the common stock, which reduced the prospects of obtaining value for Rocket Software's equity investment in Peritus through a sale of stock;

  . the ability to reduce expenses on a combined basis (and thereby to effectively lower the cost of delivery of services to Peritus' one remaining software maintenance services customer) through (1) continuing the reductions begun by Peritus in marketing, advertising and staffing expenses and (2) the elimination of administrative, financial reporting, real estate and other redundant costs as well as the elimination of costs associated with the operation of Peritus as a public company (for example, as a private company, quarterly, annual or other periodic reports would no longer have to be filed with the SEC and annual reports and proxy statements would no longer need to be distributed to stockholders);

  . Rocket Software's belief that certain aspects of the software maintenance methodology of Peritus could be usefully applied to Rocket Software's internal operations, and that the methodology could be integrated into current Rocket Software development projects;

  . Rocket Software's belief that the merger presents an opportunity to acquire a talented team of technical personnel, who could be integrated into current Rocket Software development projects and would facilitate the integration of Peritus' software maintenance methodology into current Rocket Software projects;

  . Rocket Software is considering entering the software maintenance outsourcing market. Rocket Software believes that the Peritus technical personnel, together with Peritus maintenance methodology and SAM Relay, may enhance Rocket Software's ability to enter this market. Rocket Software believes that Peritus has been hindered in its marketing of outsourced software maintenance services because of a perception in the marketplace that Peritus was not strong financially. Rocket Software hopes that its marketing efforts would not be hindered by any such perception, and that it could be more successful in this market than Peritus has been in the recent past; and

  . Rocket Software believes that (1) after the cash payment to Peritus' stockholders (other than Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights) of $0.19 per share, Rocket Software would effectively receive approximately $0.15 per share for the 10,000,000 shares in the form of the cash and cash equivalents remaining in Peritus after payment of anticipated transaction costs and (2) Rocket Software may have the opportunity to recognize a loss on its investment made in Peritus in March 2000 and realize the tax benefits of deducting that loss on its income tax returns.

   In addition, each of Rocket Acquisition, Johan Magnusson, Andrew Youniss and Matthew Kelley has informed us that their purpose for the merger is for Rocket Software and certain of its affiliates to acquire substantially all of the shares of Peritus that Rocket Software does not already own and to combine the businesses of the two companies in Rocket Software. In determining to enter into the merger, Rocket Acquisition and Messrs. Magnusson, Youniss and Kelley considered the same factors that Rocket Software considered in making the similar determination.

Position of Rocket Software as to Fairness of the Merger

   Rocket Software believes that the merger and the consideration to be paid in the merger to the holders of Peritus' common stock, including the holders of common stock who are unaffiliated with Rocket Software, is fair to such holders. Rocket Software based its belief on the following:

  . after a thorough review with independent financial and legal advisors, the Peritus special committee, which consisted entirely of directors of Peritus who are not employees or directors of Rocket Software, and the Peritus board of directors concluded that the merger is fair to, advisable, and in the best interests of the holders of Peritus' common stock, including the holders of common stock who are unaffiliated with Rocket Software and recommended that Peritus' stockholders approve the agreement of merger and the merger;

  . Peritus received a written fairness opinion dated April 17, 2001 from Catalyst that, subject to the various assumptions and limitations set forth in that opinion, as of the date thereof, the $0.19 per share in cash to be received by the holders of Peritus' common stock (except for Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights) in the merger was fair to such stockholders from a financial point of view as described under "Opinion of Financial Advisor";

  . the agreement of merger was negotiated at arm's length with the special committee, which acted independently, with the assistance of financial and legal advisors and on behalf of the holders of Peritus' common stock;

  . the business, operations, financial condition, operating results and prospects of Peritus, including the fact that (1) Peritus incurred an aggregate loss of $424,000 between January 1, 2001 and March 31, 2001, the last full quarter prior to the signing of the merger agreement for which financial results had been reported, including losses of $4,166,000, including a $4,000,000 non-cash charge associated with the March 2000 investment in Peritus by Rocket Software, for the year ended December 31, 2000 and (2) Peritus lacked prospects for becoming profitable in the foreseeable future;

  . the consideration to be paid to the holders of common stock in the merger represented an approximate premium of 171% over the per share closing price as of March 28, 2001, the last full trading day prior to the public announcement that Peritus had received an offer from Rocket Software to acquire Peritus, and the price of Peritus' common stock was declining;

  . the lack of prospects for finding an alternative to the merger with Rocket Software that would result in greater value to the holders of common stock based on the inability to find an appropriate purchaser or strategic partner for Peritus (alone or together with Rocket Software) during the process conducted by Catalyst and the lack of possible strategic alternatives to the merger.

   Rocket Software believes that each of the above factors supports its conclusion that the merger is fair to the holders of Peritus' common stock, including the holders of common stock who are unaffiliated with Rocket Software. In addition, each of Rocket Acquisition, Johan Magnusson, Andrew Youniss and Matthew Kelley believes that the merger is fair to the holders of Peritus' common stock, including the holders of common stock who are unaffiliated with Rocket Software, for the same reasons upon which Rocket Software based its similar belief.

   In connection with their determination of the fairness of the agreement of merger and the transactions contemplated by the agreement of merger, including the merger, Rocket Software and each of Rocket Acquisition, Mr. Magnusson, Mr. Youniss and Mr. Kelley adopted the conclusions as to fairness set forth under "Peritus' Purpose and Reasons for the Merger" on page 16, and the analyses underlying such conclusions of the Peritus special committee and board, based on their views as to the reasonableness of such analyses. Rocket Software and each of Rocket Acquisition, Mr. Magnusson, Mr. Youniss and Mr. Kelley also reviewed the procedures followed by the special committee and the board of directors of Peritus in their evaluations of the terms of the proposed merger, and determined them to be reasonable grounds on which to decide that the merger was fair to the holders of Peritus' common stock. In view of the variety of factors considered in reaching their respective determinations, Rocket Software and each of Rocket Acquisition, Mr. Magnusson, Mr. Youniss and Mr. Kelley quantified or otherwise assigned relative weights to the specific factors considered in reaching their belief as to fairness. Rocket Software and none of Rocket Acquisition, Mr. Magnusson, Mr. Youniss and Mr. Kelley is making any recommendation as to how the holders of Peritus' common stock should vote on the merger agreement and the merger.

   Certain directors of Rocket Software are also directors of Peritus and have interests that are in addition to, or different from, the interest of the holders of Peritus' common stock. See "Interests of Certain Persons in the Merger."

   The merger will terminate all equity interests of the holders of Peritus' common stock other than Rocket Software, Rocket Acquisition and their respective wholly owned subsidiaries. The merger consideration to be received by holders of Peritus' common stock was the result of arm's-length negotiation between representatives of Rocket Software and the special committee of Peritus' board of directors and their respective advisors following the receipt of the initial proposal from Rocket Software.

   The common stock is currently registered under the Securities Exchange Act of 1934 and, following de-listing by Nasdaq on February 3, 1999, now trades on the Over the Counter (OTC) Bulletin Board under the symbol "PTUS.OB". Upon consummation of the merger, the common stock will be de-listed from the OTC Bulletin Board and registration of the common stock under the Securities Exchange Act will be terminated. The merger of Peritus with Rocket Software will allow the combined entity to gain certain efficiencies by eliminating the time devoted by its management and certain other employees to complying with the reporting requirements of the Exchange Act, and its directors, officers and beneficial owners of more than 10% of the shares of common stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act.

   Rocket Software structured the transaction as a "one-step" merger because it believed that that transaction structure would result in its acquisition of Peritus at the earliest time and with the lowest transaction costs.

   Approval of the merger requires the vote of at least a majority of the outstanding shares of common stock of Peritus, but does not require the separate approval of a majority of the common stock held by the stockholders other than Rocket Software. Rocket Software did not structure the transaction to require the approval of a majority of the other stockholders because such approval is not required under the Massachusetts merger statutes.

Identity and Background of Rocket Software and Rocket Acquisition

   Rocket Software was organized in 1990. It is a privately held Massachusetts corporation with its principal place of business located at Two Apple Hill Drive, Natick, Massachusetts. Rocket Software is a software engineering organization providing enterprise class software, products and services. Rocket Software provides a full spectrum of integrated, value added software manufacturing services to leading software original equipment manufacturers. Rocket Software's software manufacturing services consist primarily of the development of software products that complement and extend strategic original equipment manufacturers offerings in the areas of business intelligence, relational databases, mobile computing, operating system support, and automatic problem resolution and self-help. Value added services include product design and prototyping, adapting software to local markets, technical support and product maintenance, marketing support and sales support.

   Rocket Software has three stockholders, Andrew Youniss, Johan Magnusson and Matthew Kelley, who also comprise all of its directors and executive officers. Each of Mr. Youniss and Mr. Magnusson owns 40% of the outstanding capital stock of Rocket Software, and Mr. Kelley owns 20%.

   Set forth below is the background of the directors and executive officers of Rocket Software and Rocket Acquisition. The address of the directors and executive officers of Rocket Software and Rocket Acquisition is: c/o Rocket Software, Inc., 2 Apple Hill Drive, Natick, Massachusetts 01760. All directors and executive officers of Rocket Software and Rocket Acquisition are U.S. citizens, except that Mr. Magnusson is a Swedish citizen.

Directors and Executive Officers of Rocket Software and Rocket Acquisition

   Johan Magnusson, age 42, has served on the board of directors of Rocket Software since March 1998. Mr. Magnusson has served as the Chief Operating Officer of Rocket Software since January 2000.

Mr. Magnusson also has served as President, Treasurer, Clerk and sole director of Rocket Acquisition since its inception in April 2001. From February 1998 to present, Mr. Magnusson has been a general partner of a private investment limited partnership, Fallen Angel Equity Fund, located at 125 Half Mile Road, Suite 202, Redbank, New Jersey 07701. From January 1994 to December 1996, Mr. Magnusson was a partner with the Vitol Group of Companies, a privately held Swiss commodities trading partnership, located at Bowater House, 68 Knightsbridge, London SW1X 7LT, United Kingdom. Mr. Magnusson has served on the board of directors of Peritus since April 2000.

   Andrew Youniss, age 39, has served on the board of directors of Rocket Software since its organization in 1990. Mr. Youniss is the Chief Executive Officer, President, Treasurer and Clerk of Rocket Software and has served in those capacities since 1990. Mr. Youniss also has served as Vice President of Rocket Acquisition since its inception in April 2001. Prior to founding Rocket Software, he was the Development Manager for DB View, Inc., a software company specializing in DB2 database utilities. Mr. Youniss has served on the board of directors of Peritus since April 2000.

   Matthew Kelley, age 35, has served on the board of directors of Rocket Software since October 2000. Mr. Kelley joined Rocket Software shortly after its founding in 1990 and has been responsible for software development for its business intelligence products. He served as the Chief Technology Officer of Rocket Software from January 1996 to March 2000. From March through December of 2000, Mr. Kelley was Vice President, Research and Development of Peritus. Mr. Kelley returned to Rocket on January 1, 2001 and serves as its Chief Technology Officer. Prior to 1990, Mr. Kelley worked in software development for Bolt, Beranek and Newman, a network software company.

Amount and Source of Funds and Financing of the Merger

   The aggregate cash consideration payable in the merger to Peritus' stockholders other than Rocket Software, Rocket Acquisition, any of their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights is approximately $3.3 million, and the approximate amount of transaction expenses payable by Peritus is approximately $710,000, including payments to Mr. Giordano under his employment arrangements with Peritus. The merger transaction is structured so that the $0.19 per share merger consideration to be paid to all Peritus stockholders except Rocket Software will be paid out of the cash and cash equivalents of Peritus at the closing of the merger. It is a condition to Rocket Software's closing the merger that the difference of (1) the aggregate amount of cash and cash equivalents held by Peritus at the time of closing minus (2) the lesser of $840,000 and the actual aggregate amount of out-of-pocket costs and expenses incurred by Peritus in connection with the merger agreement and the transactions contemplated by the merger agreement, including payments to Mr. Giordano under his employment arrangements with Peritus, shall be equal to at least $4,810,000.

Certain Effects of the Merger

   As a result of the merger, the separate corporate existence of Rocket Acquisition will cease and Peritus will continue as the surviving corporation. At the effective time of the merger, all outstanding common stock of Peritus, other than dissenting shares and shares held by Rocket Software or Rocket Acquisition and their wholly owned subsidiaries, will be converted into the right to receive $0.19 in cash. The agreement of merger will also have the following effects:

  . Effect on Holders of Peritus' Common Stock. If the merger is completed, holders of Peritus' common stock (except for Rocket Software, Rocket Acquisition, any of their respective wholly owned subsidiaries and stockholders who are entitled to and who have dissenters' rights) will receive $0.19 cash per share of Peritus' common stock and, to the extent not otherwise affiliated with Rocket Software, will not have the opportunity to participate in any future earnings, profits and growth of Peritus.

  . Reporting Requirements. Peritus currently is subject to reporting requirements under the Securities Exchange Act of 1934. If the merger is completed, the registration of shares of Peritus under the Exchange Act will be terminated, no further reports will be filed and the shares will not be eligible for listing or trading on any exchange.

  . De-listing of the Shares of Peritus' Common Stock on the OTC Bulletin Board. The shares of Peritus' common stock are currently quoted on the OTC Bulletin Board. If the merger is completed, the shares of Peritus will be de-listed and no longer quoted on the OTC Bulletin Board.

  . Effect on Rocket Software. Rocket Software expects to benefit from the integration of its business with Peritus. Upon completion of the merger, Peritus will continue to operate as a software company. The combined company also expects to benefit from the reduction of overhead costs and related costs. Rocket Software currently owns approximately 36.6% of Peritus' outstanding common stock. As a result of the merger, Rocket Software will own substantially all of the business and assets of Peritus after cash payments to Peritus' stockholders under the agreement of merger.

   As a result of the merger, Rocket Software's and certain of its affiliates' equity in the net book value and net losses of Peritus will increase from 36.6% to 100%. After giving effect to the merger, the equity of Rocket Software and those affiliates in the net book value of Peritus as of December 31, 2000 would have been $6,230,000 (pro forma) compared to $2,280,000 (actual) and its equity in the net loss of Peritus for the year ended December 31, 2000 would have been $356,000 (pro forma) compared to $130,000 (actual).

   For federal income tax purposes, the receipt of the merger consideration by holders of common stock pursuant to the merger will be a taxable sale of the holders' common stock. See "Material Federal Income Tax Consequences."

Plans for Peritus After the Merger

   Rocket Software expects to consolidate the day-to-day business and operations of Peritus with those of Rocket Software and to continue to operate the combined businesses. Rocket Software intends to retain certain employees of Peritus to conduct Peritus' business.

Conduct of the Business of Peritus If the Merger Is Not Completed

   If the merger is not completed, we will likely continue our ongoing operations and will likely continue to suffer net losses from these ongoing operations. Due to our expected continued losses and the resulting gradual depletion of our cash and cash equivalent assets without significant opportunity for revenue growth, we will likely continue to explore possibilities for the potential sale or merger of Peritus. However, there can be no assurance that any such opportunities will be made available to us, or if made available, will be on terms acceptable or fair to Peritus and our stockholders. We hope to complete the merger by June 30, 2001, but we cannot assure you that we will be able to do so. Moreover, both parties have the option to terminate the agreement of merger if the merger is not completed by June 30, 2001.

Material Federal Income Tax Consequences

   The following discussion summarizes the material U.S. federal income tax consequences of the merger. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the regulations promulgated under the Code, Internal Revenue Service rulings, and judicial and administrative rulings in effect as of the date of this proxy statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of federal income taxation that may be relevant to a holder of common stock in light of the stockholder's particular circumstances or to those holders of Peritus' common stock subject to special rules, such as stockholders who are not citizens or residents of the United States, stockholders who are financial institutions or broker-dealers, tax-exempt organizations, insurance companies, dealers in securities, foreign corporations, stockholders who acquired their common stock through the exercise of options or similar derivative securities or stockholders who hold their common stock as part of a straddle or conversion transaction. This discussion also does not address the U.S. federal income tax consequences to holders of stock options of Peritus' common stock. This discussion assumes that holders of Peritus' common stock hold their respective shares as capital assets within the meaning of Section 1221 of the Code. No ruling from the Internal Revenue Service will be applied for with respect to the federal income tax consequences discussed herein and accordingly there can be no assurance that the Internal Revenue Service will agree with the positions described in this proxy statement.

   We intend this discussion to provide only a summary of the material federal income tax consequences of the merger. We do not intend it to be a complete analysis or description of all potential federal income tax consequences of the merger. We also do not address all of the non-income U.S. tax or foreign, state or local tax consequences of the merger. Accordingly, we strongly urge you to consult your tax advisor to determine your particular U.S. federal, state, local or foreign income or other tax consequences resulting from the merger, with respect to your individual circumstances.

   The receipt of cash for shares of common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes and probably for state and local income tax purposes as well. In general, a stockholder who receives cash in exchange for shares pursuant to the merger will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis for the shares surrendered for cash pursuant to the merger. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) that are surrendered for cash pursuant to the merger.

   Net capital gain recognized by non-corporate taxpayers from the sale of property held more than one year will generally be taxed at a rate not to exceed 20% for U.S. federal income tax purposes. Net capital gain from property held for one year or less will be subject to tax at ordinary income tax rates. Capital gains recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. In general, capital losses are deductible only against capital gains and are not available to offset ordinary income. However, individual taxpayers are allowed to offset a limited amount of net capital losses against ordinary income.

   The receipt of cash, if any, pursuant to the exercise by a holder of shares of common stock of appraisal rights under the General Laws of Massachusetts, will be a taxable transaction. We encourage any holder of shares of common stock considering the exercise of any appraisal rights to consult a tax advisor to determine the tax consequence of exercising such appraisal rights.

   Certain non-corporate holders of shares of common stock may be subject to backup withholding at a rate of 31% on cash payments received pursuant to the merger. Backup withholding will not apply, however, to a holder of shares of common stock who furnishes a taxpayer identification number, or TIN, and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the transmittal letter, who provides a certificate of foreign status on Form W-8, or who is otherwise exempt from backup withholding. A holder of shares of common stock who fails to provide the correct TIN on Form W-9 may be subject to penalties imposed by the Internal Revenue Service.

Regulatory Matters

   We do not believe any material regulatory approvals are required to permit completion of the merger from U.S. regulatory authorities, including antitrust authorities.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

   In considering the recommendations of Peritus' special committee and board of directors with respect to the agreement of merger and the merger, holders of Peritus' common stock should be aware that certain directors and members of management of Peritus and Rocket Software have interests in the merger that are different from, or in addition to, the interests of holders of Peritus' common stock generally. The names and titles of the individuals who are directors of Peritus and who are known to have these interests are listed below. Peritus' special committee and the board of directors were aware of these interests and considered them, among other matters, in approving the merger.

   Rocket Software Ownership Interests. Pursuant to the terms of the agreement and plan of merger, if the proposed merger closes, each outstanding share of Peritus' common stock, other than shares held by Rocket Software, Rocket Acquisition, any of their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be canceled and converted into the right to receive $0.19 in cash. Rocket Software owns of record 10,000,000 outstanding shares of Peritus' common stock. In lieu of receiving $0.19 per share for those shares, Rocket Software will receive, as the majority stockholder of Peritus following the proposed merger, substantially all of the Peritus business and assets remaining after the cash payments to Peritus' other stockholders. Pursuant to the agreement of merger, Rocket Software is required to vote in favor of approval of the agreement of merger and the transactions contemplated by that agreement at the special meeting of Peritus' stockholders to be held with respect to those matters. The following persons and entities may be deemed to beneficially own the shares of Peritus' common stock owned of record by Rocket Software:

  . Johan Magnusson, a director of Peritus and Chief Operating Officer, a director and a 40% stockholder of Rocket Software;

  . Andrew Youniss, a director of Peritus and President, Chief Executive Officer, Treasurer, Clerk, a director and a 40% stockholder of Rocket Software;

  . Matthew Kelley, a former Vice President, Research and Development of Peritus and Chief Technology Officer, a director and a 20% stockholder of Rocket Software; and

  . Rocket Acquisition Company, Inc., a majority-owned subsidiary of Rocket Software.

   John D. Giordano Employment Arrangements. Peritus is a party to an employment agreement with John D. Giordano, a director of Peritus and Peritus' President, Chief Executive Officer and Chief Financial Officer. The proposed business combination between Peritus and Rocket Software will be deemed to be a change in control of Peritus under the employment agreement. Pursuant to the employment agreement, Mr. Giordano's employment by Peritus is terminated upon a change in control of Peritus, and Mr. Giordano will be entitled to receive a severance payment equal to his annual base compensation of $202,800, as well as continued employee benefits until the earlier of one year following the termination date or the date Mr. Giordano commences other employment or consulting work. Mr. Giordano is subject to a noncompetition agreement and a nonsolicitation agreement for a period of one year following any termination of his employment. If the merger were to close on or prior to June 30, 2001, Mr. Giordano will receive a cash bonus equal to $100,000, and if it were to close after June 30, 2001 but before January 1, 2002, Mr. Giordano will receive a cash bonus equal to $50,000. In general, the agreement of merger may be terminated by either Peritus or Rocket Software, if the closing has not occurred on or before June 30, 2001.

   Stock Options. Pursuant to the terms of the agreement of merger, each outstanding option to purchase Peritus' common stock, whether vested or unvested, with a per share exercise price less than $0.19, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those options will then be canceled. Peritus has outstanding options to purchase an aggregate of 599,375 shares of its common stock with an exercise price less than $0.19 held by its officers, directors and employees. The weighted average exercise price of those options is $0.1352. Pursuant to the terms of the agreement of merger, all of those options will be canceled and converted, as described above, into the right to receive cash payments equal to an aggregate of $32,938. Specifically, the following individuals will receive the cash payments described below with respect to options to purchase Peritus' common stock at an exercise price less than $0.19:

                                                                    Cash Payment
                                                           Weighted     Upon
                                                           Average   Conversion
                                                           Exercise Pursuant to
                                                 Number of Price of Agreement of
  Name                      Peritus Office        Options  Options     Merger
  ----                -------------------------- --------- -------- ------------
Andrea C. Campbell..  Vice President, Sales and
                      Marketing                   154,375  $0.0988    $14,079
Dominic K. Chan.....  Director                     40,000  $0.1620    $ 1,122
John D. Giordano....  President, Chief Executive
                      Officer, Chief Financial
                      Officer and Director        300,000  $0.1406    $14,820
Axel Leblois........  Director                     25,000  $0.1560    $   850
Patrick J. Manning..  Controller                   30,000  $0.1875    $    75
Roland D. Pampel....  Director                     50,000  $0.1514    $ 1,930

   If the proposed business combination between Peritus and Rocket Software closes, all other outstanding options to purchase Peritus' common stock, including options held by the individuals named above, will be canceled, unless exercised prior to the closing. Effective April 23, 2001, pursuant to the terms of Peritus' stock plans which provide for full acceleration of all stock options during the pendency of a change in control of Peritus, Peritus accelerated the vesting of all outstanding options to purchase Peritus' common stock held by its officers, directors and employees. As a result, as of May 30, 2001, Peritus had outstanding fully vested options to purchase a total of 2,722,100 shares of Peritus' common stock. Of those options, 599,375, or 22%, have an exercise price less than $0.19. All options with an exercise price less than $0.19 are held by the officers and directors of Peritus identified in the table above.

   Indemnification of Directors and Officers. All rights to indemnification of individuals who were directors and officers of Peritus as of April 18, 2001, as provided in Peritus' bylaws and corporate charter, with respect to acts and omissions occurring prior to the closing of the proposed business combination will survive that closing for a period of six years. For the one-year period following the closing of the proposed business combination, Rocket Software will maintain in effect for the benefit of the directors and officers of Peritus for acts and omissions occurring prior to the closing a $1.5 million policy of directors' and officers' liability insurance comparable to Peritus' existing policy.

   Employee Benefits. If the merger closes, Rocket Software has agreed to provide each employee of Peritus with credit for their years of service with Peritus to the same extent as those employees are entitled to credit for service under Rocket Software's compensation and benefit plans. Peritus employees will be immediately eligible to participate in all benefit plans sponsored by the surviving corporation in the proposed business combination.

                              CERTAIN TRANSACTIONS

   On March 27, 2000, Rocket Software invested $4,000,000 in Peritus in exchange for 10,000,000 shares of Peritus' common stock. Peritus granted certain registration rights to Rocket Software with respect to such shares. Pursuant to the terms of the common stock purchase agreement dated March 27, 2000, Rocket Software could nominate two persons to serve on Peritus' board of directors, and Peritus agreed to use its best efforts to elect such nominees and to fix the number of the members of the board of directors at not more than six.

   For the year ended December 31, 2000, Peritus recorded revenue related to other services of $90,000 from Rocket Software and of $25,000 from Dr. Chan. At December 31, 2000, there were no balances in accounts receivable or in costs and estimated earnings in excess of billings on uncompleted contracts with related parties.

   In June 1999, we reached a settlement agreement with American Financial Group, Inc., or AFG, and its subsidiaries and affiliates including American Premier Underwriters, Inc. for release from our real estate lease in Cincinnati, Ohio and certain other obligations. Under the settlement, we paid $200,000 in cash and issued

300,000 shares of our common stock to AFG in exchange for the release of our real estate lease in Cincinnati, Ohio and net claims for other services and disputes. At the time of this transaction, AFG may have been deemed an affiliate of Peritus.

   Peter A. Espinosa, our former Vice President of Worldwide Sales, issued an unsecured promissory note dated May 29, 1998 in the amount of $150,000 payable to Peritus. The note incurred interest at 6% per annum and was payable in two equal annual installments of $75,000 together with accrued interest. Pursuant to a separation agreement and release dated March 30, 1999 between Mr. Espinosa and Peritus, Mr. Espinosa's employment with Peritus was terminated, and we forgave all principal and interest payments totaling $157,500 due under such note.

   Peritus has adopted a policy providing that all material transactions between Peritus and our officers, directors and other affiliates must:

  . be approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

  . be on terms no less favorable to Peritus than could be obtained from unaffiliated third parties.

                            THE AGREEMENT OF MERGER

   The following is a summary of the material terms of the agreement of merger. The following description may not contain all the information about it that is important to you. We encourage you to read the agreement of merger itself, which is attached as Annex A and incorporated by reference.

   The agreement of merger provides that, after all of the conditions to the agreement of merger have been satisfied or waived, Rocket Acquisition will be merged with and into Peritus, after which Peritus will be the surviving corporation, as a privately held, majority-owned subsidiary of Rocket Software. The agreement of merger will become effective at the time the applicable articles of merger are filed with the Secretary of the Commonwealth of the Commonwealth of Massachusetts.

Merger Consideration

   At the effective time of the agreement of merger, each issued and outstanding share of Peritus' common stock, other than shares owned by Rocket Software, Rocket Acquisition, their respective wholly owned subsidiaries and stockholders who are entitled to and have dissenters' rights, will be converted into the right to receive $0.19 in cash, upon the surrender of the certificate representing such share. No interest will be paid on the merger consideration of $0.19.

Option Awards

   If the merger is completed, outstanding options to purchase Peritus' common stock, with a per share exercise price less than $0.19, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the option. Those stock options will then be canceled. All other outstanding options to purchase Peritus' common stock will be canceled.

The Surviving Corporation

   Peritus will be the surviving corporation in the merger. Following the merger, Peritus will no longer be a publicly traded company but will be a privately held, majority-owned subsidiary of Rocket Software.

Representations and Warranties

   Peritus, Rocket Software and Rocket Acquisition make a number of reciprocal representations and warranties as to, among other things, due incorporation and good standing, corporate authority to enter into the contemplated transactions, filings with governmental entities and finders' fees. Representations and warranties made solely by Peritus relate to the following items: capitalization, absence of certain changes, absence of undisclosed material liabilities, encumbrances upon property, valid title to properties and assets, subsidiaries, consents, delivery of and disclosure in required SEC filings, compliance with applicable laws and permits, governmental authorizations, compliance with contractual obligations and private authorizations, bank accounts, absence of illegal payments, pending litigation, filing of tax returns, employee benefit plans, labor matters, intellectual property, material contracts, environmental matters, voting and noncompetition agreements, disclosure of affiliate transactions, insurance and inapplicability of state takeover statutes.

   Many of these representations and warranties will not be considered breached unless the breach of the representation or warranty has a material adverse effect on Peritus. For purposes of the agreement of merger, a "material adverse effect" is any change, effect, event, occurrence, state of facts or development that results in a material adverse change in the validity of, or rights under, the agreement of merger, or that is materially adverse to the business, financial condition or results of operations or prospects of Peritus, provided that none of the following factors will be considered in determining whether there has been a material adverse effect:

  . net losses of Peritus in the normal, usual and customary manner consistent with past practice;

  . any adverse event attributable to conditions affecting the industries in which Peritus participates, or the U.S. economy, as a whole;

  . any failure by Peritus to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the merger agreement; or

  . any change in the market price or trading volume of Peritus' common stock.

   The representations and warranties in the agreement of merger do not survive the agreement of merger.

Principal Covenants

   Peritus Operations. Peritus has agreed to conduct its operations according to its ordinary and usual course of business, consistent with past practice.

   Subject to certain exceptions, Peritus has agreed not to, without the consent of Rocket Software:


  . encumber any property, assets or capital stock of Peritus or authorize or pay any dividend;

  . lease, license, sell or contract to sell, transfer or otherwise dispose of any material amount of assets, securities or property except in the ordinary course of business; adopt new compensation and benefit plans, or amend or modify any compensation and benefit plan;

  . enter into any commitments or incur any liabilities, or discharge or pay any liabilities other than current liabilities, except in the ordinary course of business;

  . increase the compensation of any employee or materially modify a term of any employment agreement;

  .  settle any demand with respect to dissenting shares; and

  .  enter into an agreement to do any of the foregoing.

   Acquisition Proposals. Peritus may, in response to a bona fide acquisition proposal, furnish information to and participate in discussions with an individual or entity making such acquisition proposal if the board of directors or special committee determines in good faith, after consultation with its outside counsel, that to do so is necessary to discharge properly its fiduciary duties. Upon receiving an acquisition proposal, Peritus must immediately notify Rocket Software of such acquisition proposal and must indicate whether Peritus is providing or intends to provide the proposing individual or entity with access to nonpublic information concerning Peritus. In the event that Peritus provides a proposing individual or entity with access to information regarding Peritus, such individual or entity must first execute an appropriate confidentiality agreement.

   The agreement of merger defines "acquisition proposal" as a bona fide inquiry or proposal for a merger, sale of substantial assets, sale of share of capital stock (including without limitation by way of a tender offer) or similar transactions involving Peritus or any subsidiaries of Peritus other than the merger involving Rocket Software and Rocket Acquisition.

   Proxy Material. Peritus and Rocket Software agree that no information supplied to be included in this proxy statement or any other filing with the SEC required to consummate the transactions contemplated by the agreement of merger, or any amendment to the filings will, at the time of mailing to stockholders, the meeting of stockholders or the effective time of the agreement of merger contain any untrue statement of a material fact or omit to state any material fact required, or necessary to make any statements therein misleading.

   Filings; Other Actions; Notification. Peritus and Rocket Software have agreed to use commercially reasonable efforts to complete all necessary actions under the agreement of merger to effect the merger, including obtaining all necessary waivers and consents to effect any necessary registrations and filings. Peritus and Rocket Software agree to furnish the other with all information necessary in connection with this proxy or any other necessary filing and update the other on all matters relating to completion of the transactions contemplated by the agreement of merger.

   Access to Information. Peritus has agreed that it will give Rocket Software reasonable access to the books and records and other information concerning the business of Peritus.

   Publicity; Communications. Peritus, Rocket Software and Rocket Acquisition have agreed that they will not make or cause to be made, without the approval of the other parties, any press release or other public announcement with respect to the agreement of merger or the transactions contemplated by such agreement, except as and to the extent that it is required by applicable law. Peritus and Rocket Software have agreed to consult with each other to the extent reasonably practicable under the circumstances before issuing any press release or making any public announcement with respect to the agreement of merger and the transactions contemplated by such agreement, including the merger.

   Benefits. If the proposed merger between Peritus and Rocket Software closes, Rocket Software has agreed that all employees of Peritus who continue employment with Rocket Software, Peritus or any subsidiary of Peritus will be eligible to continue to participate in Peritus' health and welfare benefit plans, subject to the following conditions:

  .  the employment of any continuing employee will be "at will" employment;

  . Rocket Software or Peritus retains the right to amend or terminate any such health or welfare benefit plan at any time; and

  . in the event that Rocket Software or Peritus terminates any such health or welfare benefit plan, any continuing employee will be eligible to participate in Rocket Software's health and welfare benefit plans to the same extent as similarly situated employees of Rocket Software.

   Rocket Software has agreed to provide each employee of Peritus with credit for his or her years of service with Peritus to the same extent as those employees are entitled to credit for service under Rocket Software's compensation and benefit plans. Peritus will terminate, effective as of the day immediately preceding the effective date of the agreement of merger, each Peritus employee benefit plan that contains a cash or deferred arrangement intended to qualify as a 401(k) plan, unless Rocket Software provides written notice to Peritus that such 401(k) plan will remain in effect. In the event of termination of any such 401(k) plan, Rocket Software agrees to use commercially reasonable efforts to cover, under substantially similar terms and conditions applicable to similarly situated employees of Rocket Software, any continuing Peritus employees under a 401(k) plan sponsored by Rocket Software.

   Expenses. Peritus is responsible for the costs and expenses, including filing fees and printing and mailing costs, arising from the preparation, filing and mailing of the proxy statement and Schedule 13E-3 filed with the SEC in connection with the merger. Whether or not the merger is consummated, all costs and expenses incurred in connection with the agreement of merger and the related transactions, including the merger will be paid by the party incurring such expense.

   Indemnification; Directors' and Officers' Insurance. With respect to acts and omissions occurring prior to the closing of the merger, all rights to indemnification of individuals who were directors and officers of Peritus as of April 18, 2001, as provided in Peritus' bylaws or corporate charter, will survive that closing for a period of six years. For the one-year period following the closing of the proposed merger, Rocket Software will maintain in effect for the benefit of the directors and officers of Peritus for acts and omissions occurring prior to the closing a $1.5 million policy of directors' and officers' liability insurance comparable to Peritus' existing policy.

Principal Conditions to the Completion of the Agreement of Merger

   Closing Conditions. Each party's obligation to complete the merger is subject to the satisfaction of the following conditions:

  . the merger agreement and the transactions contemplated therein shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote thereon in accordance with the General Laws of Massachusetts;

  . absence of legal prohibitions to, or restraint upon, the completion of the merger; and

  . the representations and warranties of each party must be true and correct in all material respects on the date of the closing.

   Rocket Software's obligation to complete the merger is subject to satisfaction of the following conditions:

  . no legal action or other claim shall be pending or threatened at any time prior to or on the closing date seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby or which might in the judgment of Rocket Software have any material adverse effect on Peritus, Rocket Software or Rocket Acquisition;

  . the beneficial owners of no more than seven and one-half percent (7.5%) of Peritus' common stock shall have asserted dissenters' rights in connection with the merger;

  . Peritus shall have obtained unconditional consents to the assignment and continuation of all private authorizations and contractual obligations disclosed in the disclosure schedule to the merger agreement, including a consent from Bull HN Information Systems, Inc., but excluding a consent from Peritus' landlord under the lease agreement for Peritus' premises located at 112 Turnpike Road, Westborough, Massachusetts; and

  . at the closing of the merger, the remainder of (i) the aggregate amount of cash and cash equivalents held by Peritus minus (ii) the lesser of
     (A) $840,000 and (B) the actual aggregate amount of out-of-pocket costs and expenses incurred by Peritus in connection with the merger agreement and the transactions contemplated thereby, shall be equal to at least $4,810,000.

Termination

   Termination. The agreement of merger may be terminated and the merger may be abandoned at any time prior to the effective time of the agreement of merger:

  .  by mutual written consent of the parties;

  . by either party: (1) if the merger has not been completed on or before June 30, 2001 or such later date as may be mutually agreed in writing by the parties; or (2) if the completion of the merger is legally prohibited by final and non-appealable order or by law;

  . by Peritus, by written notice to the other parties, if both (1) it is not in material breach of any of its representations, warranties or covenants contained or in any merger transaction document and (2) there has been a material breach of a representation or warranty in the merger agreement by Rocket Software or Rocket Acquisition, or a material breach by Rocket Software or Rocket Acquisition of any covenant set forth in the merger agreement, or a failure of any condition to which the obligations of Peritus are subject, and such breach or failure cannot be cured by the termination date and has not been waived;

  . by Rocket Software and Rocket Acquisition, by written notice to Peritus, if both (1) neither Rocket Software nor Rocket Acquisition is in material breach of any of its representations, warranties or covenants contained in and of the merger transaction documents and (2) there has been a material breach of a representation or warranty in the merger agreement by Peritus, or a material breach by Peritus of any covenant set forth in the merger agreement, or a failure of any condition to which the obligations of Rocket Software and Rocket Acquisition are subject, and such breach or failure cannot be cured by the termination date and has not been waived;

  . by any party, by written notice to the other parties, if Peritus' stockholder approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at the special meeting (including any postponements or adjournments thereof); or

  . by Rocket Software and Rocket Acquisition, by written notice to Peritus, if the board of directors of Peritus shall have (1) withdrawn or modified, in a manner adverse to Rocket Acquisition, its approval or recommendation of the merger agreement or any of the transactions contemplated thereby, (2) failed to include such recommendation in the Proxy Statement, (3) approved or recommended any acquisition proposal from any person other than Rocket Software or Rocket Acquisition or (4) resolved to do any of the foregoing.

   If the agreement of merger is terminated and abandoned, the agreement of merger will be void and neither Peritus nor Rocket Software will have any liability, provided, however, no such termination will relieve any party of any liability or damages resulting from any misrepresentation or breach of the agreement of merger.

   Amendment; Waiver of Conditions. The agreement of merger may be amended by mutual written consent of the parties, and the conditions to each of the parties' obligations to consummate the merger may be waived by such party.

Accounting Treatment

   The merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles, whereby the value of the consideration paid in the merger will be allocated based upon the estimated fair values of the assets acquired and liabilities assumed at the effective date of the merger.

                                    BUSINESS

   Peritus Software Services, Inc., a Massachusetts corporation, provides solutions consisting of software products and services that enable organizations to improve the productivity, quality and effectiveness of their information technology, or IT, systems maintenance or software evolution functions. Peritus employs software tools, methodologies and processes, designed to automate the typically labor-intensive processes involved in conducting mass change and other software maintenance tasks. In 1996, Peritus released its first commercially available product, its AutoEnhancer/2000 software, which was aimed at the industry's most pervasive mass change challenge, the year 2000 problem, to value added integrators and directly to end users. In 1996, Peritus expanded its research and development efforts through the acquisition of Vista Technologies Incorporated, or Vista, a developer of computer-aided engineering software. In 1997, Peritus expanded its product offerings and research and development efforts by releasing an enhanced version of the AutoEnhancer/2000 software, which enables a client to perform logic correction only changes with regard to year 2000 renovations, and by acquiring substantially all of the assets and assuming certain of the liabilities of Millennium Dynamics, Inc., or MDI, a software tools company with year 2000 products for the IBM mainframe and AS/400 platforms from American Premier Underwriters, Inc., or APU.

   In response to changes in the markets for Peritus' products and services, Peritus emphasized the direct delivery of year 2000 renovation services and renovation quality evaluation, or RQE, services in the beginning of 1998 and also began to refocus Peritus' business on software maintenance outsourcing services. In 1998, Peritus also began licensing its RQE tool, a product used to facilitate an in-house evaluation of a completed year 2000 renovation. As the market continued to shift from Peritus' year 2000 products and services during the third quarter of 1998, Peritus revised its overall strategy to emphasize the growth of its software maintenance outsourcing business over the long term and to meet its clients needs for year 2000 renovation services and RQE services. In July 1998, Peritus announced its software maintenance outsourcing offerings, "Software Asset Maintenance for Software Providers", or SAMsp, and "Software Asset Maintenance for Information Systems", or SAMis, which are outsourcing solutions designed specifically for the manufacturers of system software and software products and for information technology departments that maintain application software, respectively.

   In the second half of 1998, the overall market for the year 2000 products and services of Peritus contracted dramatically, resulting in substantial financial losses and, in response, Peritus substantially reduced its workforce in September and December of 1998. As a result of Peritus' degraded financial condition, Peritus began encountering major obstacles in obtaining new outsourcing business. Since most outsourcing engagements are multi-year and involve critical applications, prospective new clients, although interested in the capabilities and technology of Peritus, were reluctant or unwilling to commit to contracts. Based upon its continued difficulties, Peritus substantially reduced its workforce again in April 1999 and experienced significant voluntary attrition in its workforce.

   On February 3, 1999, Peritus' common stock was delisted from trading on the Nasdaq National Market. Peritus' common stock is now currently traded on the Over The Counter, or OTC, Bulletin Board which has several requirements for listing.

   During the second and third quarters of 1999, Peritus settled its leases for its facilities in Cincinnati, Ohio, Lisle, Illinois and Billerica, Massachusetts and took other efforts to reduce its fixed costs.

   During the second and third quarters of 2000, Peritus explored certain extensions to its CodeNine tool beyond the field of application understanding and concluded that such extensions were not feasible.

   On February 8, 2001, Peritus announced that it was reducing its workforce by nine employees effective February 23, 2001.

   Peritus experienced net losses of $424,000 in the three months ended March 31, 2001 and of $4,166,000, $2,583,000 and $26,673,000 in the years ended
December 31, 2000, 1999 and 1998, respectively. Based on

Peritus' current forecasted cash expenditures and its cash on hand, Peritus expects to have sufficient cash to finance its operations through the year 2001. Peritus' future beyond the year 2001 is dependent upon its ability to execute some form of organizational transaction, achieve break-even cash flow or raise additional financing. There can be no assurances that Peritus will be able to do so.

   Peritus currently derives its revenue from software maintenance outsourcing services, software and methodology licensing and other services. Historically, Peritus' products and services have been marketed through its direct sales force, both domestically and in Europe, and through value added integrators operating worldwide. Peritus currently has no direct sales force representatives. Future sales will be dependent upon the sales efforts of senior management and the use of sales agency relationships.

Peritus Products, Services and Technology

   Peritus offers products and services that enable organizations to improve the productivity, effectiveness and quality of the software evolution process. Peritus' solutions employ a combination of tools, processes, skilled professionals and methodologies. Peritus' underlying technology consists of its Peritus Intermediate Language, or PIL, and proprietary tools that can be implemented to address mass change or other software maintenance or development challenges.

Products and Services

   Currently, Peritus' product offerings include its CodeNine and SAM Relay tools and its service offerings include software maintenance outsourcing (SAMis and SAMsp), technology transfer and insourcing services.

CodeNine

   Peritus' CodeNine tool enables a user to understand a mainframe based application or application set. It employs a combination of methodologies and automated software features that enable a user to extract mainframe applications and move the code to a PC workstation for analysis and understanding. It provides detailed information on the application inventory and relationships between software assets; partitions the assets into applications, business transactions, and elementary transactions; generates application size metrics, such as function point counts; and supports the modeling of enhancements including function point counts. It can also provide low-level impact analysis on individual code members. CodeNine also aids in the understanding of legacy applications to help facilitate determining the best strategy for enabling these applications for Internet use.

SAM Relay

   SAM Relay is a web-based, groupware tool used for managing and tracking workflow. It was developed specifically to support task management as applied to Peritus Software Maintenance Teams and facilitates twenty-four hours, seven days per week service through its web-based interface, enabling geographically dispersed individuals and teams to share information in real time.

Outsourcing Services

   Peritus offers customized software maintenance outsourcing services to clients. In an outsourcing project, Peritus assumes responsibility for the evolution of a client's software, including bug fixing, enhancements, applications migration, modernization and porting. Peritus' outsourcing services address the maintenance needs of application software, system software, embedded software and software products and are designed to provide productivity gains regardless of platform, operating system, language or software function. In the delivery of its outsourcing services, Peritus uses a number of proprietary technologies. Compared to traditional software maintenance methods, Peritus' technologies allow faster de-bugging by identifying and excluding irrelevant variables and by tracing the cause of errors from the known output resulting from such errors and Peritus' processes enable workflow management techniques to improve a maintenance team's throughput.

   Peritus offers two distinct types of software maintenance outsourcing services, SAMsp and SAMis. SAMsp is a fixed price software maintenance outsourcing solution designed specifically for the manufacturers of both systems software and software products. SAMsp combines people, process, formal mathematical techniques, computer-based tools and continuous improvement to improve productivity and responsiveness. SAMis is a fixed price software maintenance solution designed specifically to assist a company's information technology organization in managing its application portfolio.

   Outsourcing services are performed at both Peritus and client locations with a team of Peritus employees, or a team consisting of Peritus and client employees. Peritus also selectively employs subcontractors. Formal training, support and continuous improvement are part of every outsourcing service offering. Peritus' self-directed outsourcing teams understand and exploit organizational dynamics, workflow management and proprietary technology to enhance the productivity, responsiveness and quality of the software evolution process. Individual team members develop a deep and broad understanding of many programming languages and applications, as well as maintenance technologies and de-bugging methodologies. Peritus also uses its SAM Relay tool in its outsourcing arrangements where appropriate.

   In connection with the delivery of its outsourcing services, Peritus assesses the IT costs of a client together with other factors such as quality, productivity, and software and hardware environment and, in general, agrees to provide IT services on a fixed price, fixed timeframe basis after a detailed assessment.

   A typical outsourcing engagement represents a multi-million dollar, multi-year, fixed-price contract that specifies service rather than staffing levels.

Technology Transfer Services

   Peritus offers technology transfer services to assist organizations that seek to increase the productivity of their software evolution activities while keeping their software maintenance activities in-house. This technology transfer program transfers the organizational model and workflow methodology of Peritus' software maintenance outsourcing solutions to enable clients to implement enhanced, repeatable processes for software evolution.

   Peritus also provides insourcing services, which combine Peritus' technology transfer services with on-site management of the Peritus-trained client teams. In an insourcing engagement, Peritus participates with the client management to provide that the teams accurately implement Peritus' approach and perform at expected productivity levels. Typical insourcing engagements have two revenue components: a fee for services and a royalty tied to the client's productivity gains.

Mass Change Solutions

   Technology for Mass Change. Peritus' Mass Change Engine is designed to address mass changes to IT systems (such as expansion of data fields or changes in product or part identifiers) by accepting as input the identified data structure and desired rules of transformation. The Mass Change Engine then examines the entire set of computer programs to trace all related data and instructions, computes the necessary changes that are the result of that simple change requirement and makes corresponding adjustments in all programs and data so that only the desired change occurs without impacting the underlying logic. These tasks are accomplished through the use of an adaptive seed generator based on neural network technology, the creation of a repository of relationships between the data and instructions using PIL and the use of propagations that determine the relationship between variables and seeds using a set of identification rules and information embedded in the repository. Peritus' Mass Change Engine can be adapted to address specific mass change needs. Peritus' AutoEnhancer/2000 software is an example of an extension of the Mass Change Engine. Peritus has received a

United States Patent, Patent Number: 5,838,979 covering certain technology applicable to the Mass Change Engine. The Mass Change Engine is not currently marketed by Peritus.

   Year 2000 Renovation Tools. Peritus' year 2000 products and services provided a comprehensive renovation solution for organizations seeking to address the year 2000 problem. Peritus' AutoEnhancer/2000 software, which is based on its Mass Change Engine, was also designed to provide flexibility in addressing the critical identification, correction and verification components of a year 2000 renovation. The AutoEnhancer/2000 software was designed to be interoperable with third-party assessment, extraction and testing tools. The Vantage YR2000 software toolset was designed to assist and automate the code conversion process required to make software code residing on the IBM mainframe and AS/400 platforms year 2000 compliant. The toolset employs a combination of methodologies and automated software tools that are designed to enhance the productivity of the code conversion process. The underlying technology is based on an automated parsing and conversion technology that identifies date sensitive variables and provides correction either through date expansion or logic conversion. Peritus' year 2000 renovation tools are no longer marketed by Peritus.

   Year 2000 Renovation Quality Evaluation Tool. Peritus' RQE Tool was used to facilitate an in-house evaluation of a year 2000 renovation of C and COBOL code by identifying and evaluating date sensitive variables in the renovated code. It is no longer marketed by Peritus.

Technology

   Peritus' core technologies consist of its CodeNine tool, SAM Relay tool, and Mass Change Engine (as previously described) as well as the Peritus Intermediate Language and other computer-based tools and formal mathematical techniques.

   The Peritus Intermediate Language. Peritus has developed its Peritus Intermediate Language to support accurate analysis of why a program functions incorrectly. PIL is based on the mathematical theory that all computations can be expressed in a small number of abstract instructions into which existing computer languages can be translated. PIL consists of 13 abstract instructions and currently the COBOL, RPG, C and PL/1 programming languages have been translated by Peritus into PIL. When data enter a computer program, their paths can be traced by the values assigned to them by the instructions in that program. In contrast, PIL can be used to trace the paths of all data that fall into mathematically describable classes. As a result, if the data are in a certain state when a program completes or aborts, it is possible, using PIL, to determine the initial conditions of these data before the program was executed. In addition, the use of PIL allows tools to be built that can verify whether a program is logically correct by specifying pre and post conditions of classes of data rather than relying on the traditional method of testing, which is based on trial and error using selected data points. Peritus has received a United States Patent, Patent Number: 6,029,002 relating to the use of PIL.

   Other Computer-Based Tools. Currently, Peritus' other computer-based tools include:

  . Peritus Code Analyzer. Peritus Code Analyzer, or PCA, is a software maintenance assistance tool designed to automate the process of logical code analysis. The tool is used to discover and correct defects, implement enhancements, verify properties of software (such as database integrity or security properties), migrate from one language to another and update systems or programs and data for specific enhancements (such as those required by the year 2000 problem). Peritus has received a United States Patent, Number: 6,029,002 covering certain technology applicable to PCA.

  . Formal Mathematical Techniques. Peritus has developed a discipline that makes the analysis of software a more reliable activity based on the technique of logical code analysis. Logical code analysis facilitates the understanding of unfamiliar code and the isolation of the code specifically related to the maintenance task and executes the required changes without impacting the underlying logic. Peritus' formal mathematical techniques are an integral component of its core technologies and serve as the basis for the automation capabilities of those technologies.

Sales and Marketing

   Historically, Peritus offered its products and services to clients through both direct and indirect channels, including value added integrators as well as domestic and international distributors.

Direct Sales

   In April 1999, Peritus reduced its direct sales force to one sales representative. Thereafter, Peritus hired one other direct sales representative and entered into a contract with a sales agent. Currently, Peritus has a Vice President of Sales and Marketing but no direct sales representatives. Future sales will be dependent upon the sales efforts of senior management and the use of sales agency relationships. Prior to April 1999, Peritus sold and supported its products and services directly in the United States.

Indirect Sales

   Peritus has inactive agreements with value added integrators for its year 2000 products. During 2000, Peritus had no sales from these value-added integrators. Peritus' integrators are located in the United States, Canada, Europe and Japan and are authorized by Peritus to sublicense Peritus' products and/or services to end users or system integrators in their respective territories.

Marketing

   In April 1999, Peritus eliminated its marketing organization to minimize its expenses. Currently, Peritus has a Vice President of Sales and Marketing and spent a limited amount on marketing and promotional activities in 2000. Prior to April 1999, Peritus' marketing organization worked closely with product management and the sales organization in the development of Peritus' marketing literature, market research to assist in strategic planning and tactical decision making, trade show programs and exhibit planning, advertising and public relations support.

Clients

   Peritus offers its products and services to end users in a variety of industries including financial services, telecommunications, transportation, insurance, utilities and manufacturing.

   To date, Peritus' revenue has been dependent on a few major clients, including American Telephone & Telegraph Company (AT&T), Bull HN Information Systems, Inc. (Bull), Computer Sciences Incorporated (CSC), Compaq Computer Corporation (Compaq), EMC Corporation (EMC), Ford Motor Company (Ford), CGI Group Inc (CGI), International Business Machines Corporation (IBM), Merrill Lynch, Pierce Fenner & Smith Incorporated (Merrill Lynch), Metropolitan Life Insurance Company (Met Life), MicroAge Computer Center, Inc. (Microage) and Telesector Resources Group Inc. (NYNEX). During the first quarter of 2001, revenue from Bull and EMC represented approximately 71.2% and 22.3% of Peritus' total revenue, respectively. During 2000, Bull, Ford, EMC and CGI represented approximately 40.3%, 15.1%, 12.2% and 10.4% of Peritus' total revenue, respectively. During 1999, Bull and Compaq represented approximately 21.7% and 11.8% of Peritus' total revenue, respectively. During 1998, AT&T and Bull represented approximately 12.2% and 10.0% of Peritus' total revenue, respectively. In addition, Peritus' ten largest clients represented approximately 97.6%, 70.1% and 52.4% of Peritus' total revenue in the years ended December 31, 2000, 1999 and 1998, respectively.

   Peritus has entered into agreements to provide software consulting services and software maintenance services with Compaq, Computervision, EMC and Bull. The Compaq agreement terminated in March 2000. The Computervision agreement terminated in December 2000. In December 2000, EMC terminated its agreement effective March 31, 2001. The Bull contract expires on December 31, 2006 but is earlier cancelable by Bull or Peritus. Peritus expects Bull to cancel the contract effective January 1, 2002.

   Peritus has also entered into a license agreement with Bull that expires on December 31, 2001. This agreement grants to Bull certain use rights, sublicensing rights and the right to make certain derivative works with regard to proprietary software programs of Peritus. In the event that Peritus fails to fulfill any of its obligations under the Bull license agreement for a period of 90 days, Bull has the option, upon notice to Peritus, to elect in lieu of termination to assume performance of Peritus' obligations and to have access to source code of Peritus' licensed software to perform such assumed obligations.

Client Technical Support

   In connection with the licensing of its products, Peritus provides its clients with technical support and advice, including problem resolution, installation assistance, error corrections and product enhancements released during maintenance. Peritus provides toll-free telephone support, as well as access to electronic bulletin boards and other forms of electronic communication to provide clients with the latest information regarding Peritus' products and services. Client technical support fees related to Peritus' year 2000 products were typically 15% of license fees and were typically capped at $400,000 annually per direct licensee. Peritus notified customers of its Vantage YR2000 software toolset that it was terminating client technical support for that product in the first quarter of the year 2000.

Research and Product Development

   Historically, Peritus has invested significantly in enhancing existing technology and developing new products and services. As a result of Peritus' restructurings in 1998 and 1999, the majority of Peritus' research and development resources were eliminated. Peritus plans to continue limited maintenance of and enhancements to its existing products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this proxy statement for a description of research and development expenses incurred from 1998 through March 31, 2001.

   Peritus has its remaining development facility at Peritus' Westborough, Massachusetts headquarters. Peritus closed its development and support center in Bangalore, India in 1999.

   Peritus has generally relied on internal efforts and resources to develop its software and methodologies. However, in some limited cases, Peritus has contracted with various firms, certain of which were located in India and Canada, to develop materials, processes, software or portions of software for and on behalf of Peritus.

Competition

   The market for Peritus' software products and services is intensely competitive and characterized by rapid changes in technology and user needs and the frequent introduction of new products. Peritus' competitors include outsourcing service providers and software maintenance tools vendors. Peritus faces competition with its CodeNine tool from vendors whose products include some of the functionality of CodeNine, such as Merant PLC, SEEC Inc., Viasoft Inc. and Relativity Technologies, Inc. Peritus faces competition with its SAM Relay tool from vendors whose products include some of the functionality of SAM Relay, such as Instinctive Inc., Starbase Inc, Rational Inc. and Interliant Inc.

   Peritus also faces competition in the provision of its software maintenance outsourcing services. Peritus believes that the principal competitive factors in the market for outsourcing services include company size, price, the ability to provide productivity guarantees, strong client relationships, comprehensive delivery methodologies, responsiveness to client needs, depth of technical skills and reputation. Peritus' principal competitors in this market include not only in-house IT departments and systems integrators such as the major accounting firms but also outsourcing service providers such as Computer Sciences Corp., Electronic Data Systems Corporation, IBM Global Services, Keane, Inc. and PKS Information Services, Inc.

   A number of Peritus' competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than Peritus. Moreover, other than the need for technical expertise, there are no significant proprietary or other barriers to entry in Peritus' market.

Intellectual Property

   Peritus relies on a combination of copyright, trade secret, patent, service mark, and trademark laws and license agreements to protect its proprietary rights in technology. In addition, Peritus currently requires its employees and consultants to enter into nondisclosure and assignment of invention agreements to limit use of, access to and distribution of its proprietary information.

   Peritus' business includes the maintenance, evolution, repair and development of software applications, system software and other deliverables, including written specifications and documentation in connection with specific client engagements. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and Peritus does not retain an interest in such software or deliverables. The source code for Peritus' proprietary software is generally protected as a trade secret and an unpublished copyrighted work. However, Peritus has entered into source code escrow agreements with certain of its licensees requiring release of source code in certain circumstances. Such source code escrow agreements usually limit the use and disclosure of such source code in the event that it is released.

   In addition, Peritus has entered into license agreements with a limited number of clients that allow these clients access to and use of Peritus' AutoEnhancer/2000 and Vantage YR2000 software toolset and SAM Relay and RQE tools source code for certain purposes. Access to the source code may increase the likelihood of misappropriation or misuse by third parties.

   Peritus' business also includes licensing of Peritus' proprietary software, methodologies and related services to end users, as well as to value added integrators authorized to provide services to third parties. In general, such licensing of Peritus' proprietary software, methodologies and related services to a licensee is a limited term, limited use, non-exclusive license that contains restrictions on copying, disclosure, usage, decompiling and transferability. In particular cases, however, a license agreement may have certain provisions that are exclusive in some manner. Within these licensing agreements, Peritus seeks to avoid disclosure of its trade secrets, including, but not limited to, generally requiring those persons with access to Peritus' proprietary information to execute confidentiality agreements restricting use of and access to Peritus' confidential information.

   Peritus generally relies on internal efforts in order to develop its software and methodologies. However, in some limited cases, Peritus has contracted with various firms, certain of which were located in India and Canada, to develop software or portions of software for and on behalf of Peritus. Software development by a contractor for Peritus is done pursuant to agreements that generally assign all rights to Peritus and contain nondisclosure provisions. Such software developed by a contractor may be merged with software that Peritus has developed internally using its employees. In January 1996, Peritus acquired Vista and was assigned all of Vista's intellectual property rights, consisting mainly of unregistered copyrights. In December 1997, Peritus acquired additional year 2000 technology in connection with the Millenium Dynamics, Inc. acquisition.

   Peritus has been granted three patents by the United States Patent and Trademark Office pertaining to technologies, processes and methodologies used by Peritus' software:

  . United States Patent Number: 5,838,979, that covers certain technology applicable to the Mass Change Engine;

  . United States Patent Number: 5,911,142, that covers a system and method that automatically converts field lengths of data fields in a data file that are accessed by a computer program and correspond to date-related data; and

  . United States Patent Number: 6,029,002 that covers an analyzer for maintaining and analyzing source code that includes a software translator for converting source code into an intermediate language, slicing capability based upon weakest precondition determination, dual direction flow analysis and incorporation of a computational model to facilitate iterative code.

   There can be no assurance that such patents would survive a legal challenge to their validity or provide meaningful or significant protection to Peritus. Peritus has abandoned all outstanding patent applications. Some competitors of Peritus have announced the filing with the United States Patent and Trademark Office of patent applications relating to fixing and assessing the year 2000 problem. Peritus expects that the risk of infringement claims against Peritus might increase because its competitors might successfully obtain patents for software products and processes. Peritus has become aware of a patent relating to fixing the year 2000 problem based on a "windowing" method. Certain of Peritus' technology incorporated in some of its products may infringe on such patent.

   There can be no assurance that Peritus' means of protecting its proprietary rights in the United States or abroad will be adequate. The laws of some foreign countries may not protect Peritus' proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by Peritus to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of Peritus' products, reverse engineer, develop similar technology independently, or obtain and use information that Peritus regards as proprietary. Furthermore, there can be no assurance that others will not develop technologies similar or superior to Peritus' technology or design around the proprietary rights owned by Peritus. However, Peritus believes that, because of the rapid pace of technological change in the software industry, patent, trade secret and copyright protection is less significant to Peritus' competitive position than factors such as the knowledge, ability and experience of its personnel, new product development, frequent product enhancements, name recognition and ongoing product maintenance support with regard to developing, establishing and maintaining a technology leadership position.

Employees

   As of April 30, 2001, Peritus employed 20 employees. It is important for Peritus to retain highly skilled and qualified personnel. Competition for such personnel is intense in the computer software industry, particularly for software developers, service consultants, and sales and marketing personnel. There can be no assurance that Peritus will be able to retain or attract qualified personnel in the future. Peritus' employees are not represented by any labor unions. Peritus considers its relations with its employees to be good.

Properties

   Peritus is headquartered in Westborough, Massachusetts, where it leases approximately 11,600 square feet under a lease expiring in December 2001.

Legal Proceedings

   Peritus is not currently subject to any material legal proceedings. From time to time, Peritus is subject to various legal proceedings incidental to the conduct of its business.

                       SELECTED HISTORICAL FINANCIAL DATA

Selected Historical Financial Data of Peritus

   The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Peritus' unaudited and audited consolidated financial statements and related notes thereto included elsewhere in this proxy statement.

   The selected financial data as of March 31, 2001 and 2000 and for each of the three months then ended are derived from Peritus' unaudited financial statements, which appear elsewhere in this proxy statement. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for such periods. The selected financial data for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001 or for any other future period.

   The selected financial data set forth below as of December 31, 2000 and 1999, and for each of the three years ended December 31, 2000, are derived from Peritus' audited consolidated financial statements, which appear elsewhere in this proxy statement. The selected financial data set forth below as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1997 and 1996 are derived from Peritus' audited consolidated financial statements, which are not included in this proxy statement.

                          Three Months
                             Ended
                           March 31,               Year Ended December 31,
                         ---------------  ---------------------------------------------
                          2001    2000     2000     1999      1998      1997     1996
                         ------  -------  -------  -------  --------  --------  -------
                                  (In Thousands, Except Per Share Data)
Statement of operations
 data:
Revenue:
  Outsourcing services.. $  541  $   809  $ 2,664  $ 5,923  $  9,925  $ 11,447  $10,190
  License...............    --       644    1,045    2,087     9,444    21,255    6,526
  Other services........     37      112      814    3,188    12,163     7,007    2,519
                         ------  -------  -------  -------  --------  --------  -------
    Total revenue (1)...    578    1,565  $ 4,523  $11,198  $ 31,532  $ 39,709  $19,235
                         ------  -------  -------  -------  --------  --------  -------
Cost of revenue:
  Cost of outsourcing
   services.............    319      510    1,465    4,778     7,577     9,536    8,488
  Cost of license.......    --       --       --       238     1,631       690      162
  Cost of other
   services.............     14       70      295    2,013     9,110     5,357    2,931
                         ------  -------  -------  -------  --------  --------  -------
    Total cost of
     revenue (1)........    333      580    1,760    7,029    18,318    15,583   11,581
                         ------  -------  -------  -------  --------  --------  -------
Gross profit............    245      985    2,763    4,169    13,214    24,126    7,654
                         ------  -------  -------  -------  --------  --------  -------
Operating expenses:
  Sales and marketing...     82       57      368    1,450    13,244     8,864    3,116
  Research and
   development..........    265      325    1,189    1,316     8,528     8,324    6,033
  General and
   administrative.......    415      472    1,766    3,570     7,466     4,312    3,249
  Write-off of acquired
   in-process research
   and development......    --       --       --       --        --     70,800      --
  Impairment of long-
   lived assets.........    --       --       --       961     5,218       --       --
  Restructuring charges
   (credit).............    --       --       --      (455)    5,906       --       --
  Gain on sale of
   assets...............    --       (24)     (24)     --        --        --       --
                         ------  -------  -------  -------  --------  --------  -------
    Total operating
     expenses...........    762      830    3,299    6,842    40,362    92,300   12,398
                         ------  -------  -------  -------  --------  --------  -------
Income (loss) from
 operations.............   (517)     155     (536)  (2,673)  (27,148)  (68,174)  (4,744)
Interest income
 (expense), net.........     93       35      342       92       485       948     (296)
                         ------  -------  -------  -------  --------  --------  -------
Income (loss) before
 gain on sale of
 majority-owned
 subsidiary, cost of
 strategic investment,
 income taxes, minority
 interest and equity in
 loss of less than
 majority-owned
 company................   (424)     190     (194)  (2,581)  (26,663)  (67,226)  (5,040)
Gain on sale of
 majority-owned
 subsidiary.............    --       --       --       --        (11)      --       --
Cost of strategic
 investment.............    --     4,000    4,000      --        --        --       --
Provision (benefit) for
 income taxes...........    --       --       (28)       2        25       260     (143)
                         ------  -------  -------  -------  --------  --------  -------
Loss before minority
 interest in majority-
 owned subsidiary.......   (424)  (3,810)  (4,166)  (2,583)  (26,677)  (67,486)  (4,897)
Minority interest in
 majority-owned
 subsidiary.............    --       --       --       --         (4)        4       24
                         ------  -------  -------  -------  --------  --------  -------
Net loss................ $ (424) $(3,810) $(4,166) $(2,583) $(26,673) $(67,490) $(4,921)
                         ======  =======  =======  =======  ========  ========  =======
  Basic and diluted net
   loss per share....... $(0.02) $ (0.21) $ (0.17) $ (0.15) $  (1.65) $  (7.03) $ (1.02)
                         ======  =======  =======  =======  ========  ========  =======
Weighted average shares
 outstanding--basic and
 diluted................ 27,320   17,746   24,939   16,670    16,177     9,708    5,876
                         ======  =======  =======  =======  ========  ========  =======

                                                     December 31,
                                          -----------------------------------
                                March 31,
                                  2001     2000   1999   1998   1997    1996
                                --------- ------ ------ ------ ------- ------
                                               (In Thousands)
Balance sheet data:
Cash and cash equivalents,
 including restricted cash.....  $3,652   $3,716 $2,475 $3,378 $11,340 $7,388
Short-term investments.........   1,411    1,411    --     500   3,000    --
Working capital................   4,676    5,025  1,640  1,805  20,931  8,218
Total assets...................   6,516    7,113  4,293 13,723  39,870 17,725
Long-term debt, net of current
 portion.......................     --       --     --     --      413  1,538
Redeemable stock...............     --       --     --     --      --  12,287
Stockholders' equity
 (deficit).....................   5,806    6,230  2,372  4,810  30,005 (3,302)

--------

(1) Revenue (in thousands) from related parties in the three months ended March 31, 2001 was zero dollars and in the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was $115, zero dollars, $1,331, $4,478, and
     $6,443, respectively. Cost of revenue from related parties in the three months ended March 31, 2001 was zero dollars and in the years ended December 31, 2000, 1999, 1998, 1997 and 1996 was $90, zero dollars, $806,
     $2,467, and $1,984, respectively. See Peritus' Consolidated Financial Statements contained within this proxy statement.

No Pro Forma Financial Information

   We have not provided any pro forma data giving effect to the proposed merger. We do not believe such information is material to you in evaluating the merger proposal since:

  .  the proposed merger consideration is all cash; and

  . if the proposed merger is completed, Peritus' common stock would cease to be publicly traded and the holders of common stock would not retain or receive a continuing interest in Peritus' business.

Forward-Looking Statements

   The statements contained in this report that are not purely historical are forward-looking statements, including statements regarding Peritus' beliefs, expectations, intentions or strategies regarding the future. All forward-looking statements included in this report are based upon information available to Peritus as of the date hereof. Peritus assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those set forth in such forward-looking statements. These and other risks and uncertainties relating to Peritus are detailed in Peritus' Annual Report on Form 10-K for the year ended December 31, 2000, and other reports filed by Peritus from time to time with the SEC.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Company Current Condition and Current Strategy

   Peritus was incorporated in Massachusetts in August 1991. Peritus provides solutions consisting of software products and services that enable organizations to improve the productivity, quality and effectiveness of their information technology, systems maintenance, or "software evolution" functions. Peritus derives its revenue from software maintenance outsourcing services, software and methodology licensing, and other services.

   In the second half of 1998 and in 1999, the overall market for the year 2000 tools and services of Peritus contracted dramatically, resulting in substantial financial losses. In response, Peritus substantially reduced its workforce in September and December of 1998 and again in April of 1999. During the second and third quarters of 1999, Peritus also settled its leases for its facilities in Cincinnati, Ohio, Lisle, Illinois and Billerica, Massachusetts and took other efforts to reduce its fixed costs. As a result of Peritus' degraded financial condition, Peritus began encountering major obstacles in obtaining new outsourcing business. Since most outsourcing engagements are multi-year and involve critical applications, prospective new clients, although interested in the capabilities and technology of Peritus, were reluctant or unwilling to commit to contracts. Despite the significant reduction in the overall cost structure as a result of the foregoing and other actions, Peritus was unable to achieve a cash flow break-even position in the three months ended March 31, 2001 and in the years ended December 31, 1999 and 2000.

   Peritus' primary strategy is to seek some form of organizational transaction. Beyond that, Peritus intends to continue to service its existing outsourcing customer and to attempt to convince the customer to continue to purchase services after December 31, 2001. At the same time, Peritus is pursuing new business through:

  . the licensing of, and associated consulting and training for, its software maintenance methodology (technology transfer services), its SAM Relay tool and selectively its CodeNine tool; and

  . the provision of various service offerings including, without limitation, general software consulting.

   Since its receipt of a non-binding offer letter from Rocket Software, Peritus' primary focus has been the negotiation, evaluation and preparation of the agreement of merger, and once executed, the performance of that agreement and the satisfaction of the various conditions to closing that agreement.

Company Overview

   Peritus provides solutions consisting of software products and services that enable organizations to improve the productivity, quality and effectiveness of their IT systems maintenance or software evolution functions. Peritus employs software tools, methodologies and processes designed to automate the typically labor-intensive processes involved in conducting mass change and other software maintenance tasks. In 1996, Peritus released its first commercially available product, its AutoEnhancer/2000 software, which was aimed at the industry's most pervasive mass change challenge, the year 2000 problem, to value added integrators and directly to end users. In 1996, Peritus expanded its research and development efforts through the acquisition of Vista Technologies Incorporated, a developer of computer-aided engineering software. In 1997, Peritus expanded its product offerings and research and development efforts by releasing an enhanced version of the AutoEnhancer/2000 software, which enables a client to perform logic correction only changes with regard to year 2000 renovations, and by acquiring substantially all of the assets and assuming certain of the liabilities of Millennium Dynamics, Inc., a software tools company with year 2000 products for the IBM mainframe and AS/400 platforms from American Premier Underwriters, Inc.

   In response to changes in the markets for Peritus' products and services, Peritus emphasized the direct delivery of year 2000 renovation services and renovation quality evaluation services in the beginning of 1998 and also began to refocus Peritus' business on software maintenance outsourcing services. In 1998, Peritus also began licensing its RQE tool, a product used to facilitate an in-house evaluation of a completed year 2000 renovation. As the market continued to shift from Peritus' year 2000 products and services during the third quarter of 1998, Peritus revised its overall strategy to emphasize the growth of its software maintenance outsourcing business over the long term and to meet its clients' needs for year 2000 renovation services and RQE services. In July 1998, Peritus announced its software maintenance outsourcing offerings, "Software Asset Maintenance for Software Providers" and "Software Asset Maintenance for Information Systems," which are outsourcing solutions designed specifically for the manufacturers of system software and software products and for information technology departments that maintain application software, respectively.

   In the second half of 1998, the overall market for the year 2000 products and services of Peritus contracted dramatically, resulting in substantial financial losses, and, in response, Peritus substantially reduced its workforce in September and December of 1998. As a result of Peritus' degraded financial condition, Peritus began encountering major obstacles in obtaining new outsourcing business. Since most outsourcing engagements are multi-year and involve critical applications, prospective new clients, although interested in the capabilities and technology of Peritus, were reluctant or unwilling to commit to contracts. Based upon its continued difficulties, Peritus substantially reduced its workforce again in April 1999 and experienced significant voluntary attrition in its workforce.

   In June 1999, Peritus reached a settlement with American Financial Group, Inc., or AFG, and its subsidiaries and affiliates for release from its real estate lease in Cincinnati, Ohio and certain other obligations. Under the settlement, Peritus agreed to pay $200,000 in cash and issue 300,000 shares of Peritus' common stock in exchange for release of its real estate lease for 20,500 square feet that required average monthly payments, excluding operating expenses, of $36,000 through November 2002. Peritus had not made any payments since October 1998. The settlement also released Peritus from net claims for other services and disputes of $334,500.

   In August 1999, Peritus executed a lease termination agreement for its Lisle, Illinois facility. Under that agreement, Peritus agreed to pay $100,000 in cash and relinquish its $16,000 security deposit. The real estate lease for 9,000 square feet required average lease and operating expense payments of $18,000 per month through February 2003. Peritus had not made any payments since March 1999.

   Effective September 27, 1999, Peritus relocated its corporate headquarters from Billerica, Massachusetts to its existing facility located at 112 Turnpike Road, Westborough, Massachusetts. In September of 1999, Peritus also reached a settlement agreement with BCIA New England Holdings LLC for release from its real estate lease at 2 Federal Street, Billerica, Massachusetts. Under the settlement, Peritus agreed to pay $200,000 in cash, relinquish its $300,000 security deposit, issue 500,000 shares of Peritus' common stock and transfer miscellaneous furnishings and equipment. In exchange, Peritus was released from its real estate lease for 100,000 square feet, which required average lease and operating expense payments of $145,000 per month through February 2006. Peritus had not made any payment since July 1999.

   On March 27, 2000, Rocket Software invested $4,000,000 in Peritus in exchange for 10,000,000 shares ($0.40 per share) of restricted common stock (37% of outstanding stock after the investment). Peritus granted Rocket Software certain registration rights with respect to the shares. Peritus recorded a one-time charge related to the investment of approximately $4,000,000 in the quarter ended March 31, 2000. The charge represented the difference between the quoted market price on the commitment date and the price paid by Rocket Software. Under certain sections of the Internal Revenue Code, a change in ownership of greater than 50% within a three-year period places an annual limitation on Peritus' ability to utilize its existing net operating loss and research and development tax credit carry-forwards. The investment by Rocket Software triggered such limitation.

   During the second and third quarters of 2000, Peritus explored certain extensions to its CodeNine tool beyond the field of application understanding and concluded that such extensions were not feasible.

   On October 16, 2000, Peritus announced that it retained Catalyst to render financial advisory and investment banking services in connection with exploring strategic alternatives, including the potential sale of Peritus.

   On February 8, 2001, Peritus announced that it was reducing its workforce by nine employees effective February 23, 2001.

   On March 28, 2001, Peritus announced that it had received a non-binding offer from Rocket to acquire Peritus. On April 18, 2001, Peritus announced that it had executed an agreement and plan of merger with Rocket Software and Rocket Acquisition.

   Peritus experienced net losses of $424,000 in the three months ended March 31, 2001 and of $4,166,000, $2,583,000 and $26,673,000 in the years ended
December 31, 2000, 1999 and 1998, respectively. Based on Peritus' current forecasted cash expenditures and its cash on hand, Peritus expects to have sufficient cash to finance its operations through the year 2001. Peritus' future beyond the year 2001 is dependent upon its ability to execute some form of organizational transaction, achieve break-even cash flow or raise additional financing. There can be no assurances that Peritus will be able to do so.

   Peritus currently derives its revenue from software maintenance outsourcing services, software and methodology licensing and other services. Historically, Peritus' products and services have been marketed through its direct sales force, both domestically and in Europe, and through value added integrators operating worldwide. As a result of its downsizings in 1998, 1999, and 2001, Peritus currently has no direct sales force representatives. Future sales will be dependent upon the sales efforts of senior management and the use of sales agency relationships.

Revenue Recognition Policies

   Revenue under contracts to provide outsourced software maintenance, reengineering and development services is recognized using the percentage-of-completion method and is based on the ratio that labor-hours incurred to date bear to estimated total labor-hours at completion, provided that a contract or purchase order has been executed, fees are fixed or determinable and collection of the related receivable is probable. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. When the revised estimates indicate a loss, such loss is provided for currently in its entirety. Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed. Billings in excess of costs and estimated earnings on uncompleted contracts represent billings in excess of revenue recognized.

   Peritus licenses its software products and methodologies to end users and to value added integrators for their use in serving their clients. License fees charged to end users are fixed, with the amount of the fee based on the estimated total lines of code to be processed, the number of CPUs licensed or other defined factors. License fees charged to value added integrators are generally royalties based on lines of code processed or to be processed or number of CPUs licensed. Revenue from software licenses to end users is recognized when licensed software and methodologies have been delivered to the end user, a contract or purchase order has been executed, fees are fixed or determinable, collection of the related receivable is probable and customer acceptance provisions do not exist. In arrangements where customer acceptance provisions exist, Peritus defers revenue recognition until customer acceptance occurs or the acceptance provisions have lapsed. Peritus generally does not provide its customers with the right to return software licenses and, once due, license fees are non-refundable. Revenue from software licenses to value added integrators is recognized when the licensed software and methodologies have been delivered to the value added integrator, the fee is fixed or determinable and collection of the related receivable is probable. Under arrangements combining software and services, all revenue is recorded using the percent of completion method as described for other services below. Under such combined arrangements, vendor specific objective evidence, or VSOE, for software license is used for income statement classification purposes only and is determined based upon the prices that exist or are charged for the same software when licensed separately and distinctly. The VSOE for the service component under combined arrangements is based upon hourly rates.

   Other services provided by Peritus include direct delivery contracts as well as technology transfer arrangements, product training, value added integrator sales training, consulting services and software product maintenance. Under direct delivery contracts, Peritus provides full and pilot year 2000 renovations and renovation quality evaluation services for clients using Peritus' AutoEnhancer/2000, RQE tool and/or Vantage YR2000 software. Revenue from full year 2000 renovation and RQE contracts is recognized using the percentage-of-completion method and is based on the ratio that labor-hours incurred to date bear to estimated total labor-hours at completion, provided that a contract or purchase order has been executed, fees are fixed or determinable and collection of the related receivable is probable. Revenue from pilot direct delivery contracts is recognized over the duration of such contracts as work is performed and defined milestones are attained. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. When the revised estimates indicate a loss, such loss is provided for currently in its entirety. In cases where VSOE of fair value of both the license and service component exists under a direct delivery contract, revenue recognized is allocated between license revenue and other services revenue for income statement classification purposes based on their relative fair values. Revenue from technology transfer arrangements, product and sales training and consulting services is billed on a time-and-materials basis and is recognized as the services are provided. Revenue from software product maintenance contracts on Peritus' licensed software products, including client support bundled with the initial license fee, is deferred and recognized ratably over the contractual periods during which the services are provided.

Client Concentration

   For the first quarter of 2001, revenue from Bull and EMC represented approximately 71.2% and 22.3% of Peritus' total revenue, respectively. For the year ended December 31, 2000, Bull, Ford, EMC and CGI accounted for 40.3%, 15.1%, 12.2% and 10.4% of Peritus' total revenue, respectively. For the year ended December 31, 1999, Bull and Compaq accounted for 21.7% and 11.8% of Peritus' total revenue, respectively. For the year ended December 31, 1998, AT&T and Bull accounted for 12.2% and 10.0% of Peritus' total revenue, respectively. Peritus' ten largest clients in the years ended December 31, 2000, 1999 and 1998 accounted for approximately 97.6%, 70.1% and 52.4% of Peritus' total revenue, respectively.

Results of Operations

   The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in Peritus' consolidated statement of operations:

                                Three Months Ended          Year Ended
                                     March 31,             December 31,
                                ----------------------   ---------------------
                                  2001         2000      2000    1999    1998
                                ---------   ----------   -----   -----   -----
Revenue:
  Outsourcing services........       93.6%        51.7%   58.9%   52.9%   31.5%
  License.....................        --          41.2    23.1    18.6    30.0
  Other services..............        6.4          7.2    18.0    28.5    38.5
                                ---------   ----------   -----   -----   -----
    Total revenue.............      100.0        100.0   100.0   100.0   100.0
                                ---------   ----------   -----   -----   -----
Cost of revenue:
  Cost of outsourcing
   services...................       55.2         32.6    32.4    42.7    24.0
  Cost of license.............        --           --      0.0     2.1     5.2
  Cost of other services......        2.4          4.5     6.5    18.0    28.9
                                ---------   ----------   -----   -----   -----
    Total cost of revenue.....       57.6         37.1    38.9    62.8    58.1
                                ---------   ----------   -----   -----   -----
Gross profit..................       42.4         62.9    61.1    37.2    41.9
Operating expenses:
  Sales and marketing.........       14.2          3.6     8.1    12.9    42.0
  Research and development....       45.8         20.8    26.3    11.8    27.1
  General and administrative..       71.8         30.2    39.0    31.9    23.7
  Impairment of long-lived
   assets.....................        --           --      0.0     8.6    16.5
  Restructuring charges
   (credits)..................        --           --      0.0    (4.1)   18.7
  Gain on sale of assets......        --          (1.5)   (0.5)    --      --
                                ---------   ----------   -----   -----   -----
    Total operating expenses..      131.8         53.0    72.9    61.1   128.0
                                ---------   ----------   -----   -----   -----
Income (loss) from
 operations...................      (89.4)         9.9   (11.9)  (23.9)  (86.1)
Interest income, net..........       16.1          2.2     7.6     0.8     1.5
                                ---------   ----------   -----   -----   -----
Income (loss) before gain on
 sale of majority-owned
 subsidiary, cost of strategic
 investment, income taxes, and
 minority interest in
 majority-owned subsidiary....      (73.4)        12.1    (4.3)  (23.1)  (84.6)
Gain on sale of majority-owned
 subsidiary...................        --           --      --      --     (0.1)
Cost of strategic investment..        --         255.6   (88.4)    --      --
Provision (benefit) for income
 taxes........................        --           --     (0.6)    --      0.1
                                ---------   ----------   -----   -----   -----
Loss before minority interest
 in majority-owned
 subsidiary...................      (73.4)      (243.5)  (92.1)  (23.1)  (84.6)
Minority interest in majority-
 owned subsidiary.............        --           --      --      --      --
                                ---------   ----------   -----   -----   -----
    Net loss..................      (73.4)%     (243.5)% (92.1)% (23.1)% (84.6)%
                                =========   ==========   =====   =====   =====

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

 Revenue

   Total revenue decreased 63.1% to $578,000 in the three months ended March 31, 2001 from $1,565,000 in the three months ended March 31, 2000. This decrease in revenue was primarily due to a decrease in the licensing of Peritus' software, products and tools, and to a lesser extent, decreases in outsourcing and other services revenue.

   Peritus anticipates that total revenue for the year 2001 will be substantially below the level achieved in 2000.

   Outsourcing Services. Outsourcing services revenue decreased 33.1% to $541,000 in the three months ended March 31, 2001 from $809,000 in the three months ended March 31, 2000. As a percentage of total revenue, outsourcing services revenue increased to 93.6% in the three months ended March 31, 2001 from 51.7% for the three months ended March 31, 2000. The increase in outsourcing services revenue as a percentage of total revenue reflects the decreased contribution of license revenue to total revenue during the three months ended March 31, 2001 when compared to the same period in the prior year. The decrease in outsourcing revenue in absolute dollars in the three months ended March 31, 2001, compared to March 31, 2000, was attributable to recording lower amounts of revenue under existing outsourcing engagements due to reduced workload or contract terminations. During the first quarter of 2001, a contract with one client was terminated. During the first quarter of 2001, outsourcing revenue attributable to the client was $129,000. Peritus did not sign any new outsourcing contracts during first quarter of 2001. Peritus' only remaining outsourcing customer is Bull. The Bull contract expires on December 31, 2006 but is earlier cancelable by Bull or Peritus. Peritus expects Bull to cancel the contract effective January 1, 2002. Future outsourcing revenue is dependent upon signing new customers which Peritus has not been able to do in the last two years.

   License. License revenue was zero dollars in the three months ended March 31, 2001 compared to $644,000, or 41.2% of total revenue, in the three months ended March 31, 2000. The $644,000 of license revenue in the quarter ended March 31, 2000 was attributable to paid-up license revenue for two customers. Peritus will continue to pursue licenses of its software maintenance methodology and SAM Relay product and selectively pursue licenses for its CodeNine tool. Future revenue is dependent on the success of such efforts. Peritus has not recorded any license revenue since the third quarter of 2000.

   Other Services. Other services revenue decreased 67.0% to $37,000 in the three months ended March 31, 2001 from $112,000 in the three months ended March 31, 2000. As a percentage of total revenue, other services revenue decreased to 6.4% in the three months ended March 31, 2001 from 7.2% in the three months ended March 31, 2000. The decrease in other services revenue in absolute dollars was primarily attributable to the cessation of maintenance revenue associated with Peritus' year 2000 products. Future revenue from other services is dependent on Peritus' success in licensing its methodology and its SAM Relay and CodeNine products which would generate maintenance, consulting and training revenue.

 Cost of Revenue

   Cost of Outsourcing Services Revenue. Cost of outsourcing services revenue consists primarily of salaries, benefits and overhead costs associated with delivering outsourcing services to clients. The cost of outsourcing services revenue decreased 37.5% to $319,000 in the three months ended March 31, 2001 from $510,000 for the three months ended March 31, 2000. Cost of outsourcing services revenue as a percentage of outsourcing services revenue decreased to 59.0% in the three months ended March 31, 2001 from 63.0% in the three months ended March 31, 2000. The decrease in cost of outsourcing revenue both in percentage of outsourcing revenue and in absolute dollars was primarily due a reduction in staffing expenses.

   Cost of License Revenue. Cost of license revenue consists primarily of salaries, benefits and related overhead costs associated with license-related materials, packaging and freight. Cost of license revenue was zero dollars in both the three months ended March 31, 2001 and the three months ended March 31, 2000.

   Cost of Other Services Revenue. Cost of other services revenue consists primarily of salaries, benefits, subcontracting costs and related overhead costs associated with delivering other services to clients. Cost of other services revenue decreased 80.0% to $14,000 in the three months ended March 31, 2001 from $70,000 in the three months ended March 31, 2000. Cost of other services revenue as a percentage of other services revenue decreased to 37.8% in the three months ended March 31, 2001 from 62.5% in the three months ended March 31, 2000. The reduction in the cost of other services revenue in absolute dollars was primarily the result of a reduction in Peritus' warranty reserve.

 Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and related overhead costs for sales and marketing personnel; sales agent fees; and other promotional activities.

Sales and marketing expenses increased 43.9% to $82,000 in the three months ended March 31, 2001 from $57,000 in the three months ended March 31, 2000. As a percentage of total revenue, sales and marketing expenses increased to 14.2% in the three months ended March 31, 2001 from 3.6% in the three months ended March 31, 2000. The increase in expenses in both absolute dollars and as a percentage of revenue was primarily attributable to an increase in staffing expense associated with one sales representative in 2001 and additional sales agent fees.

   Research and Development. Research and development expenses consist primarily of salaries, benefits and related overhead costs for engineering and technical personnel associated with developing new products and enhancing existing products. Research and development expenses decreased 18.5% to $265,000 in the three months ended March 31, 2001 from $325,000 in the three months ended March 31, 2000. As a percentage of total revenue, research and development expenses increased to 45.8% in the three months ended March 31, 2001 from 20.8% in the three months ended March 31, 2000. The decrease in research and development expenses in absolute dollars was primarily attributable to a reduction in staffing expenses. Peritus plans to continue limited maintenance of and enhancements to its existing products.

   General and Administrative. General and administrative expenses consist primarily of salaries and related costs for the finance and accounting, human resources, legal services, information systems, excess space charges, and other administrative departments of Peritus, as well as contracted legal and accounting services. General and administrative expenses decreased 12.1% to $415,000 in the three months ended March 31, 2001 from $472,000 in the three months ended March 31, 2000. As a percentage of total revenue, general and administrative expenses increased to 71.8% in the three months ended March 31, 2001 from 30.2% in the three months ended March 31, 2000. The decrease in general and administrative expenses in absolute dollars was primarily due to the reduction in bonus expense in the three months ended March 31, 2001.

 Cost of Strategic Investment

   On March 27, 2000, Rocket invested $4,000,000 in Peritus in exchange for 10,000,000 shares ($0.40 per share) of restricted common stock (37% of outstanding stock after the investment). Peritus recorded a non-cash charge of $4,000,000 for the cost of this strategic investment equal to the difference between the purchase price per share of $0.40 and the market price per share of $0.80 on March 27, 2000.

 Interest Income (Expense), Net

   Interest income and expense is primarily comprised of interest income from cash balances, partially offset by interest expense on debt. Peritus had interest income, net, of $93,000 in the three months ended March 31, 2001 compared to interest income, net, of $35,000 in the three months ended March 31, 2000. This change in interest income (expense), net, was primarily attributable to increased interest income from interest bearing investments as a result of the Rocket investment.


Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

 Revenue

   Total revenue decreased 59.6% to $4,523,000 in the year ended December 31, 2000 from $11,198,000 in the year ended December 31, 1999. This decrease in revenue was primarily due to a decrease in outsourcing services revenue as well as other services revenue, and to a lesser extent, the licensing of Peritus' products.

   Peritus anticipates that total revenue for the year 2001 will be substantially below the level achieved in 2000.

   Outsourcing Services. Outsourcing services revenue decreased 55.0% to $2,664,000 in the year ended December 31, 2000 from $5,923,000 in the year ended December 31, 1999. As a percentage of total revenue, outsourcing services revenue increased to 58.9% in the year ended December 31, 2000 from 52.9% in the year ended December 31, 1999. The increase in outsourcing services revenue as a percentage of total revenue primarily reflects the decreased contribution of other services revenue to total revenue during the year ended December 31, 2000 when compared to the prior year. The decrease in outsourcing revenue in absolute dollars in the year ended December 31, 2000 compared to December 31, 1999 was primarily attributable to the recording of lower amounts of revenue under existing outsourcing engagements due to reduced workload or contract terminations. Outsourcing revenue in 1999 included $2,068,000 associated with six contracts that terminated during 1999. Outsourcing revenue in 2000 included $244,000 associated with two contracts that terminated during 2000 and $546,000 associated with a contract that terminates on March 31, 2001. Outsourcing services remain a major component of Peritus' business. Without the addition of new business, Peritus' outsourcing revenue in the future will be significantly below the $2,664,000 recorded in 2000.

   License. License revenue decreased 49.9% to $1,045,000 in the year ended December 31, 2000 from $2,087,000 in the year ended December 31, 1999. As a percentage of total revenue, license revenue increased to 23.1% in the year ended December 31, 2000 from 18.6% in the year ended December 31, 1999. The decrease in license revenue for 2000 in absolute dollars was primarily attributable to the cessation of revenue associated with Peritus' year 2000 products. The increase in license revenue as a percentage of total revenue primarily reflects the decreased contribution of outsourcing services and other services revenue to total revenue during the year when compared to the prior year. Peritus will continue to pursue licenses of its outsourcing methodology and SAM Relay product and selectively pursue licenses for its CodeNine product. Future revenue is dependent upon the success of such efforts.

   Other Services. Other services revenue decreased 74.5% to $814,000 in the year ended December 31, 2000 from $3,188,000 in the year ended December 31, 1999. As a percentage of total revenue, other services revenue decreased to 18.0% in the year ended December 31, 2000 from 28.5% in the year ended December 31, 1999. The decrease in other services revenue both in absolute dollars and as a percentage of total revenue was primarily attributable to a decrease in direct delivery, consulting and client support services relating to Peritus' year 2000 products and services. Peritus does not anticipate any revenue from its year 2000 products and services in the future. Future revenue from other services is dependent on Peritus' success in licensing its software maintenance methodology, and its SAM Relay and CodeNine tools which would generate maintenance, consulting and training revenue.

 Cost of Revenue

   Cost of Outsourcing Services Revenue. Cost of outsourcing services revenue consists primarily of salaries, benefits, networking and overhead costs associated with delivering outsourcing services to clients. The cost of outsourcing services revenue decreased 69.3% to $1,465,000 in the year ended December 31, 2000 from $4,778,000 in the year ended December 31, 1999 due primarily to reduced staffing associated with contract terminations. Cost of outsourcing services revenue as a percentage of outsourcing services revenue decreased to 55.0% in the year ended December 31, 2000 from 80.7% in the year ended December 31, 1999. Costs in 1999 were negatively impacted by expenditures made in anticipation of new business that did not materialize.

   Cost of License Revenue. Cost of license revenue consists primarily of amortization of intangibles related to the Millenium Dynamics, Inc. acquisition and salaries, benefits and related overhead costs associated with license-related materials packaging and freight. Cost of license revenue was zero dollars in the year ended December 31, 2000. Cost of license revenue was $238,000, or 11.4% of license revenue, in the year ended December 31, 1999. The decrease in cost of license revenue in absolute dollars was primarily related to the termination (in the fourth quarter of 1999) of amortization expense of intangibles related to Peritus' December 1997 acquisition of Millenium Dynamics, Inc.

   Cost of Other Services Revenue. Cost of other services revenue consists primarily of salaries, benefits, subcontracting costs and related overhead costs associated with delivering other services to clients. Cost of other services revenue decreased 85.3% to $295,000 in the year ended December 31, 2000 from $2,013,000 in the year ended December 31, 1999 due to reduced staffing for Peritus' client support, training and consulting organizations related to fewer customers for Peritus' year 2000 products and services. Cost of other services revenue as a percentage of other services revenue decreased to 36.2% in the year ended December 31, 2000 from 63.1% in the year ended December 31, 1999. Peritus incurred costs in 1999 without any associated revenue in connection with an agreement with Micah Technology Services, Inc. A dispute relating to that agreement was settled on December 18, 2000 resulting in revenue recognition of $320,000 in the fourth quarter of 2000.

 Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions and related overhead costs for sales and marketing personnel, sales referral fees to third parties, advertising programs and other promotional activities. Sales and marketing expenses decreased 74.6% to $368,000 in the year ended December 31, 2000 from $1,450,000 in the year ended December 31, 1999. As a percentage of total revenue, sales and marketing expenses decreased to 8.1% in the year ended December 31, 2000 from 12.9% in the year ended December 31, 1999. The decrease in sales and marketing expenses in absolute dollars was primarily attributable to dramatically reduced staffing, commissions and promotional activities.

   Research and Development. Research and development expenses consist primarily of salaries, benefits and related overhead costs for engineering and technical personnel and outside engineering consulting services associated with developing new products and enhancing existing products. Research and development expenses decreased 9.7% to $1,189,000 in the year ended December 31, 2000 from $1,316,000 in the year ended December 31, 1999. As a percentage of total revenue, research and development expenses increased to 26.3% in the year ended December 31, 2000 from 11.8% in the year ended December 31, 1999. The decrease in research and development expenses in absolute dollars was primarily attributable to a reduction in outside consulting services. Peritus plans to continue limited maintenance of and enhancements to its existing products.

   General and Administrative. General and administrative expenses consist primarily of salaries and related costs for the finance and accounting, human resources, legal, information systems and other administrative departments of Peritus, as well as contracted legal and accounting services. General and administrative expenses decreased 50.5% to $1,766,000 in the year ended December 31, 2000 from $3,570,000 in the year ended December 31, 1999. As a percentage of total revenue, general and administrative expenses increased to 39.0% in the year ended December 31, 2000 from 31.9% in the year ended December 31, 1999. In the year ended December 31, 2000, the decrease in general and administrative expenses in absolute dollars was primarily due to the reductions in staffing, the cost of excess space, and legal and consulting fees.

   Impairment of Long-Lived Assets. Peritus periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of a long-lived asset might not be recoverable. When such an event or change in circumstance occurs, Peritus evaluates whether the carrying amount of such asset is recoverable by comparing the net book value of the asset to estimated future undiscounted cash flows, excluding interest charges, attributable to such asset. If it is determined that the carrying amount is not recoverable, Peritus recognizes an impairment loss equal to the excess of the carrying amount of the asset over the estimated fair value of such asset.

   Peritus did not record an impairment charge in the year ended December 31, 2000.

   Peritus recorded impairment charges totaling $961,000 for the year ended December 31, 1999. For details of the 1999 charges, refer to Note 4 of Notes to Peritus' Consolidated Financial Statements contained within this proxy statement.

   Restructuring Charges. An overview of Peritus' restructuring activities is presented at the beginning of Note 5 of Notes to Peritus' Consolidated Financial Statements contained within this proxy statement.

   Peritus had no restructuring charges in the year ended December 31, 2000.

   Peritus recorded a net favorable impact to operations of $455,000 associated with its restructuring activities in the year ended December 31, 1999. For details of the 1999 activities, refer to Note 5 of Notes to Peritus' Consolidated Financial Statements contained within this proxy statement.

   Gain on the Sale of Assets. For the year ended December 31, 2000, Peritus recorded a gain on the sale of assets of $24,000 that represented the excess of the sales proceeds over the net book value of the fixed assets of Peritus' India subsidiary that were sold during the first quarter of 2000.

 Interest Income (Expense), Net

   Interest income and expense consists primarily of interest income from investments and cash balances, partially offset by interest expense on debt. Peritus had interest income, net, of $342,000 in the year ended December 31, 2000 compared to interest income, net, of $92,000 in the year ended December 31, 1999. This change in interest income (expense), net, was primarily attributable to increased interest income from interest bearing investments as a result of the Rocket Software investment.

 Cost of Strategic Investment

   On March 27, 2000, Rocket Software invested $4,000,000 in Peritus in exchange for 10,000,000 shares ($0.40 per share) of restricted common stock (approximately 37% of the outstanding shares of common stock after investment). For the year ended December 31, 2000, Peritus recorded a non-cash charge of $4,000,000 for the cost of this strategic investment equal to the difference between the purchase price per share of $0.40 and the market price per share of $0.80 on March 27, 2000.

 Provision for Income Taxes

   Peritus' income tax provision was a credit of $28,000 for the year ended December 31, 2000 compared to a charge of $2,000 for the year ended December 31, 1999. During the year ended December 31, 2000, Peritus received refunds totaling $28,000 for foreign taxes withheld from customer payments in 1999 and 2000. The provision of $2,000 for the year ended December 30, 1999 was for several small city and state tax obligations.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

 Revenue

   Total revenue decreased 64.5% to $11,198,000 in the year ended December 31, 1999 from $31,532,000 in the year ended December 31, 1998. This decrease in revenue was primarily due to a decrease in other services revenue as well as the licensing of Peritus' products, and to a lesser extent, outsourcing services revenue.

   Outsourcing Services. Outsourcing services revenue decreased 40.3% to $5,923,000 in the year ended December 31, 1999 from $9,925,000 in the year ended December 31, 1998. As a percentage of total revenue, outsourcing services revenue increased to 52.9% in the year ended December 31, 1999 from 31.5% in the year ended December 31, 1998. The increase in outsourcing services revenue as a percentage of total revenue reflects the decreased contribution of other services and license revenue to total revenue during the year ended December 31, 1999 when compared to the same period in the prior year. The decrease in outsourcing revenue in absolute dollars in the year ended December 31, 1999 compared to December 31, 1998 was primarily attributable to the sale of a foreign subsidiary in July 1998, and the recording of lower amounts of revenue under existing outsourcing engagements due to reduced workload or contract terminations. Outsourcing revenue in 1999 included $2,068,000 associated with six contracts that terminated during the year.

   License. License revenue decreased 77.9% to $2,087,000 in the year ended December 31, 1999 from $9,444,000 in the year ended December 31, 1998. As a percentage of total revenue, license revenue decreased to 18.6% in the year ended December 31, 1999 from 30.0% in the year ended December 31, 1998. The decrease in license revenue for 1999 in absolute dollars was primarily attributable to a decrease in the delivery of licensed software to end users and decreased license fees from value-added integrators. The market for Peritus' year 2000 tools significantly eroded in 1998 and 1999 resulting in substantial declines in license revenue.

   Other Services. Other services revenue decreased 73.8% to $3,188,000 in the year ended December 31, 1999 from $12,163,000 in the year ended December 31, 1998. As a percentage of total revenue, other services revenue decreased to 28.5% in the year ended December 31, 1999 from 38.5% in the year ended December 31, 1998. The decrease in other services revenue in absolute dollars was primarily attributable to a decrease in direct delivery, consulting and client support services relating to Peritus' year 2000 products and services.

 Cost of Revenue

   Cost of Outsourcing Services Revenue. The cost of outsourcing services revenue decreased 36.9% to $4,778,000 in the year ended December 31, 1999 from $7,577,000 for the year ended December 31, 1998. Cost of outsourcing services revenue as a percentage of outsourcing services revenue increased to 80.7% in the year ended December 31, 1999 from 76.3% in the year ended December 31, 1998. Costs in 1999 were negatively impacted by expenditures in anticipation of and to generate new business that did not materialize.

   Cost of License Revenue. Cost of license revenue was $238,000 in the year ended December 31, 1999, or 11.4% of license revenue. Cost of license revenue was $1,631,000, or 17.3% of license revenue, in the year ended December 31, 1998. The decrease in cost of license revenue in absolute dollars was primarily related to the reduction of amortization expense of intangibles related to the Millenium Dynamics, Inc. acquisition as a result of the impairment charge recorded against the Millenium Dynamics, Inc. related intangibles by Peritus in the third quarter of 1998.

   Cost of Other Services Revenue. Cost of other services revenue decreased 77.9% to $2,013,000 in the year ended December 31, 1999 from $9,110,000 in the year ended December 31, 1998. Cost of other services revenue as a percentage of other services revenue decreased to 63.1% in the year ended December 31, 1999 from 74.9% in the year ended December 31, 1998. Costs decreased in absolute dollars in the year ended December 31, 1999 due to reduced staffing for Peritus' client support, training and consulting organizations related to fewer customers for Peritus' year 2000 products and services, including year 2000 renovations and RQE services.

 Operating Expenses

   Sales and Marketing. Sales and marketing expenses decreased 89.1% to $1,450,000 in the year ended December 31, 1999 from $13,244,000 in the year ended December 31, 1998. As a percentage of total revenue, sales and marketing expenses decreased to 12.9% in the year ended December 31, 1999 from 42.0% in the year ended December 31, 1998. The decrease in expenses in absolute dollars was primarily attributable to dramatically reduced staffing, commissions and promotional activities.

   Research and Development. Research and development expenses decreased 84.6% to $1,316,000 in the year ended December 31, 1999 from $8,528,000 in the year ended December 31, 1998. As a percentage of total revenue, research and development expenses decreased to 11.8% in the year ended December 31, 1999 from 27.1% in the year ended December 31, 1998. The decrease in research and development expenses in absolute dollars was primarily attributable to dramatically reduced staffing for the product development efforts for Peritus' year 2000 products and services, mass change technologies and other software tools.

   General and Administrative. General and administrative expenses decreased 52.2% to $3,570,000 in the year ended December 31, 1999 from $7,466,000 in the year ended December 31, 1998. As a percentage of total revenue, general and administrative expenses increased to 31.9% in the year ended December 31, 1999 from 23.7% in the year ended December 31, 1998. In the year ended December 31, 1999, the decrease in general and administrative expenses in absolute dollars was primarily due to changes to charges related to accounts receivable and reduced staffing. In 1999, general and administrative expenses included a $321,000 credit associated with a reduction in Peritus' allowance for doubtful accounts as a result of the successful collection of receivables for which specific allowances had been established in 1998. In 1998, general and administrative expenses included a $1,481,000 increase in Peritus' allowance for doubtful accounts. In 1999, excess space that could not be segregated and included in restructuring was charged to general and administrative expenses. The total of such excess facility-related charges was approximately $500,000 for the year 1999.

   Impairment of Long-Lived Assets. Peritus recorded impairment charges totaling $961,000 in the year ended December 31, 1999 and $5,218,000 in the year ended December 31, 1998. For details of the 1999 and 1998 charges, refer to Note 4 of Notes to Peritus' Consolidated Financial Statements contained within this proxy statement.

   Restructuring Charges. Peritus recorded a net favorable impact to operations of $455,000 associated with its restructuring activities in the year ended December 31, 1999. In the year ended December 31, 1998, Peritus recorded restructuring charges totaling $5,906,000. For details of the 1999 and 1998 activities, refer to Note 5 of Notes to Peritus' Consolidated Financial Statements contained within this proxy statement.

 Interest Income, Net

   Peritus had interest income, net, of $92,000 in the year ended December 31, 1999 compared to interest income, net, of $485,000 in the year ended December 31, 1998. This change in interest income, net, was primarily attributable to decreased interest income from decreased cash balances.

 Provision for Income Taxes

   Peritus' income tax provision was $2,000 and $25,000 in 1999 and 1998, respectively. Peritus recorded no U.S. federal or state tax provision in 1999 or 1998 due to the taxable losses incurred. The $2,000 in 1999 was for city-related income taxes and the $25,000 in 1998 was for foreign income tax provisions.

 Minority Interest in Majority-Owned Subsidiary

   The minority interest in majority-owned subsidiary represents the equity interest in the operating results of Persist, Peritus' majority-owned Spanish subsidiary, held by stockholders of Persist, S.A. other than Peritus. Peritus had no minority interest in majority-owned subsidiary in the twelve months ended December 31, 1999 since it divested its majority interest in July 1998. Peritus established a branch in Spain in 1999 to provide outsourcing services and its operations terminated at the end of 1999.

Liquidity and Capital Resources

   Peritus has financed its operations and capital expenditures primarily with the proceeds from sales of Peritus' convertible preferred stock and common stock, borrowings, advance payments for services from clients and internally generated cash flows. Peritus' cash balances were $3,652,000, $3,716,000 and $2,475,000 at March 31, 2001 and December 31, 2000 and 1999, respectively. Peritus' working capital was $4,676,000, $5,025,000 and $1,640,000, at March 31, 2001 and December 31, 2000 and 1999, respectively.

   Peritus' operating activities used cash of $60,000 during the three months ended March 31, 2001 and $405,000 and $1,178,000 during the years ended December 31, 2000 and 1999, respectively. The cash used during the three months ended March 31, 2001 was primarily caused by a net loss of $424,000 less the non-cash depreciation and amortization expense of $79,000. Other uses were a decrease in billings in excess of costs and estimated earnings on uncompleted contracts of $125,000, a decrease in accounts payable of $28,000, a decrease in other accrued liabilities of $17,000 and an increase in prepaid and other assets of $10,000. These amounts were partially offset by a decrease in accounts receivable of $457,000 and a decrease in costs and estimated earnings in excess of billings on uncompleted contracts of $8,000. Peritus' use of cash during the year ended December 31, 2000 was primarily caused by a net loss of $4,166,000 (less the non-cash cost of the strategic investment of $4,000,000 by Rocket Software, depreciation and amortization expense of $463,000, and the gain from the sale of assets of $24,000). Other uses included a decrease in other accrued liabilities of $751,000, a decrease in deferred revenue of $195,000, a decrease in billings in excess of costs and earnings on uncompleted contracts of $95,000, an increase in accounts receivable of $33,000 and a decrease in proceeds from customer advances of $7,000. These amounts were partially offset by a decrease in costs and estimated earnings in excess of billings on uncompleted contracts of $273,000, a decrease in other assets of $55,000, a decrease in prepaid expenses and other current assets of $52,000, and an increase in accounts payable of $23,000.

   Peritus' investing activities used cash of $1,000 and provided cash of $57,000 during the three months ended March 31, 2001 and 2000, respectively. Investing activities in the three months ended March 31, 2001 reflect investments in property and equipment. Peritus' investing activities used cash of $2,365,000 during the year ended December 31, 2000 and provided cash of $732,000 during the year ended December 31, 1999. Investing activities in the year ended December 31, 2000 consisted principally of the purchases of short-term investments of $1,411,000, long-term investments of $1,000,000 and property and equipment of $11,000 partially offset by proceeds from the sale of property and equipment of $57,000.

   Peritus' financing activities used cash of $3,000 and provided cash of $4,024,000 during the three months ended March 31, 2001 and 2000, respectively. Financing activities in the three months ended March 31, 2001 reflect principal payments on Peritus' capital lease obligation. Financing activities for the three months ended March 31, 2000 included $4,000,000 in proceeds from the issuance of 10,000,000 shares of common stock to Rocket Software in March, 2000 at a per share purchase price of $0.40 per share. Peritus' financing activities provided cash of $4,017,000 and $114,000 during the years ended December 31, 2000 and 1999, respectively. Financing activities in the year ended December 31, 2000 primarily reflect an increase from the proceeds of issuance of new common stock of $4,000,000 and the exercise of stock options of $30,000, partially offset by payments on capital lease obligations of $13,000.

   Peritus had an accounts receivable purchase agreement with a lender to permit borrowing against certain acceptable receivables at a rate of 80% of the face amount of such receivables up to a maximum of $4,000,000. In exchange for such agreement, Peritus granted the lender security interest on substantially all of its assets. Peritus terminated this agreement on April 18, 2001.

   On March 27, 2000, Rocket Software invested $4,000,000 in Peritus in exchange for 10,000,000 shares ($.40 per share) of restricted common stock (approximately 37% of the outstanding shares of stock after the investment). Peritus granted Rocket Software certain registration rights with respect to the shares.

   Peritus experienced a net loss of $424,000 in the three months ended March 31, 2001 and net losses of $4,166,000, $2,583,000 and $26,673,000 in the years ended December 31, 2000, 1999 and 1998, respectively. Based on our current forecasted cash expenditures and our cash on hand, we expect to have sufficient cash to finance our operations through the year 2001. Our future beyond the year 2001 is dependent upon our ability to execute some form of organizational transaction, achieve break-even cash flow or raise additional financing. There can be no assurances that we will be able to do so.

   To date, we have not invested in derivative securities or any other financial instruments that involve a high level of complexity or risk. Excess cash has been, and we contemplate that it will continue to be, invested in interest-bearing, investment grade securities.

Foreign Currency

   Assets and liabilities of our majority-owned foreign subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are included in stockholders' equity.

Inflation

   To date, inflation has not had a material impact on our results of operations.

Quantitative And Qualitative Disclosures About Market Risk

   As of March 31, 2001, we were exposed to market risks which primarily include changes in U.S. interest rates. We maintain a substantial portion of our cash, cash equivalents and investments in financial instruments with purchased maturities of two years or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, an immediate increase in interest rates would not have a material effect on our financial condition or results of operations.

                       INFORMATION ABOUT STOCK OWNERSHIP

   The following table sets forth certain information as of April 30, 2001 (unless otherwise specified) with respect to the beneficial ownership of shares of our common stock by:

  . each person or entity known by us to own beneficially more than five percent (5%) of the outstanding shares of our common stock;

  .  each of our executive officers and directors; and

  .  all directors and executive officers as a group.

                                    Number of Shares of   Percentage of Common
                                        Common Stock       Stock Outstanding
Beneficial Owner                   Beneficially Owned (1)         (2)
----------------                   ---------------------- --------------------
5% Stockholders

Rocket Software, Inc. (3).........       10,000,000               36.6%
 Two Apple Hill Drive
 Natick, Massachusetts 01760
Matthew Kelley (3)................       10,000,000               36.6
 c/o Rocket Software, Inc.
 Two Apple Hill Drive
 Natick, Massachusetts 01760

Directors and Executive Officers

Johan Magnusson (3)...............       10,025,000               36.7
 c/o Rocket Software, Inc.
 Two Apple Hill Drive
 Natick, Massachusetts 01760
Andrew Youniss (3)................       10,025,000               36.7
 c/o Rocket Software, Inc.
 Two Apple Hill Drive
 Natick, Massachusetts 01760
Dominic K. Chan (4)...............        2,198,363                8.0
 c/o Peritus Software Services,
  Inc.
 112 Turnpike Road, Suite 111
 Westborough, Massachusetts 01581-
  2860
John D. Giordano (5)..............          820,000                2.9
Andrea C. Campbell (6)............          479,152                1.7
Christopher R. M. Bailey (7)......          363,467                1.3
James F. Dunleavy (8).............          237,175                  *
Ronald C. Garabedian (9)..........          150,000                  *
Roland D. Pampel (10).............          149,000                  *
Axel Leblois (11).................          113,500                  *
Patrick J. Manning (12)...........           75,000                  *
All executive officers and
 directors, as a group (11
 persons) (13)....................       14,635,657               49.3%

--------
 *  Less than 1% of outstanding common stock.

 (1) The number of shares beneficially owned by each 5% stockholder, director or executive officer is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Share ownership is based upon information as of April 30, 2001 provided by EquiServe L.P., the service agent of our transfer agent and registrar, Fleet Bank, N.A. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of April 30, 2001 through the exercise of any stock option, warrant or other right. Unless otherwise indicated, each person or entity has sole investment and voting power (or shares the power with his or her spouse) with respect to the shares set forth in this table. The inclusion in this table of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

 (2) Number of shares of common stock deemed outstanding represents 27,319,903 shares issued and outstanding as of April 30, 2001 plus any shares subject to options held by the referenced beneficial owner(s).

 (3) Rocket Software acquired 10,000,000 shares of common stock on March 27, 2000 pursuant to a common stock purchase agreement dated as of March 27, 2000. This information is taken from Amendment No. 1 to the Schedule 13D filed with the SEC by Rocket Software on April 2, 2001 and Amendment No. 2 to the Schedule 13D filed with the SEC by Rocket Software on April 24, 2001. Johan Magnusson, Matthew Kelley and Andrew Youniss may be deemed controlling persons with respect to Rocket Software. Each of Messrs. Magnusson and Youniss hold outstanding stock options to purchase 25,000 shares of common stock which are exercisable within sixty days of April 30, 2001.

 (4) Represents 2,108,363 shares of common stock held jointly with his wife, Marsha C. Chan, and 90,000 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

 (5) Includes 820,000 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

 (6) Includes 479,152 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

 (7) Represents 126,000 shares of common stock held by Mr. Bailey and 10,250 shares held by his daughter, Gillian Z. Bailey, and 227,217 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

 (8) Represents 8,000 shares of common stock and 229,175 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

 (9) Includes 150,000 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

(10) Represents 17,300 shares of common stock and 1,200 shares of common stock held by four trusts of which Carol P. Pampel, Mr. Pampel's wife, is sole trustee, and as to which shares Mr. Pampel disclaims beneficial ownership. Also includes 130,500 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

(11) Represents 8,000 shares of common stock and 105,500 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

(12) Represents 75,000 shares of common stock subject to outstanding stock options which are exercisable within sixty days of April 30, 2001.

(13) Includes an aggregate of 2,356,544 shares of common stock subject to outstanding options which are exercisable within sixty days of April 30, 2001.

   On April 13, 2000, the Securities and Exchange Commission instituted cease-and-desist proceedings against Peritus. In anticipation of the initiation of those proceedings and without admitting or denying any findings of the SEC, Peritus consented to the issuance of an administrative cease-and-desist order by the SEC concerning Peritus' previously announced revenue restatements for the first and second quarters of 1998, the third quarter of 1997 and the year ended December 31, 1997. The SEC order, entered on April 13, 2000, requires Peritus to cease and desist from committing future violations of the public company reporting, record keeping and internal control provisions of the Securities Exchange Act of 1934. Other than those proceedings, neither Peritus, Rocket Software, Rocket Acquisition nor any of their respective current executive officers, directors or controlling persons have been party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. In addition, neither Peritus, Rocket Software, Rocket Acquisition nor any of their respective current executive officers, directors or controlling persons have been convicted in a criminal proceeding during the past five years, excluding traffic violations or similar misdemeanors.

          COMPARATIVE PER SHARE, MARKET PRICE AND DIVIDEND INFORMATION

   The following table sets forth, for the periods indicated, the range of high and low sales prices for Peritus' common stock, as reported by the Nasdaq Stock Market, Inc. and the OTC Bulletin Board. Peritus' securities were traded on the Nasdaq National Market through February 3, 1999. Thereafter, they have been traded on the OTC Bulletin Board. Peritus' common stock was traded under the symbol "PTUS" from Peritus' initial public offering on July 2, 1997 through February 3, 1999, and it has been traded under the symbol "PTUS.OB" since Peritus' de-listing from Nasdaq in February 1999. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions.

                                    2001            2000            1999
                               --------------- --------------- ---------------
                                High     Low    High     Low    High     Low
                               ------- ------- ------- ------- ------- -------
First Quarter................. $0.1719 $0.0625 $2.2500 $0.0781 $1.1875 $0.1875
Second Quarter (for 2001,
 through May  , 2001)......... $       $       $1.0000 $0.2969 $0.3281 $0.1250
Third Quarter................. $   --  $   --  $0.3281 $0.1563 $0.3125 $0.1250
Fourth Quarter................ $   --  $   --  $0.1875 $0.0550 $0.1406 $0.0781

   On March 27, 2000, Rocket Software entered into a common stock purchase agreement with Peritus pursuant to which Rocket Software purchased 10,000,000 shares of common stock at a per share purchase price of $0.40, or aggregate consideration of $4,000,000.

   Historically, we have not declared or paid cash dividends on our common stock and do not plan to pay cash dividends to our stockholders in the foreseeable future. Moreover, the agreement of merger prohibits us from paying dividends. We presently intend to retain any earnings to finance our business. As of May 10, 2001, there were 323 stockholders of record of our common stock. The number does not include shareholders who hold their stock in "street name" or through broker or nominee accounts.

   On March 28, 2001, the last full trading day prior to the public announcement of the proposed merger, the closing price for Peritus' common stock was $0.07. On April 18, 2001, the last full trading day prior to the public announcement of the parties' execution of the agreement of merger, the closing price of Peritus' common stock was $0.16. On June , 2001, the most recent practicable date prior to the printing of this document, the closing
price per Peritus' common stock was $   . You should obtain current market
price quotations for Peritus' common stock in connection with the voting of your common stock. Peritus had outstanding 27,319,903 shares of common stock as of May 10, 2001.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

   For each member of our board of directors and each person serving as an executive officer of Peritus, there follows information given by each concerning his principal occupation and business experience for the past five years. For directors, the information below also includes the names of other publicly held companies of which such person serves as a director and such person's age and length of service as a director of Peritus. All of our directors and executive officers are U.S. citizens, except for Johan Magnusson, who is a Swedish citizen.

Who Are Our Directors?

   Dominic K. Chan, age 52, has served on our board of directors since July 1999. Dr. Chan also served as a director of Peritus from our inception until April 1999 and as Chairman of the Board from December 1996 to April 1999. From November 1998 to April 1999, Dr. Chan served as Peritus' President and Chief Executive Officer. From October 1997 to November 1998, he served as Peritus' Chief Technology Officer. From December 1996 to October 1997, Dr. Chan served as Peritus' Chief Executive Officer. He co-founded Peritus in 1991 and served as our President from inception until December 1996. Since 2000, Dr. Chan has been Chairman and Chief Executive Officer of Univessence Digital Studios, a privately owned company. Prior to co-founding Peritus, Dr. Chan held the position of Executive Vice President of Research and Development for Bull HN Information Systems Inc., a manufacturer of computer products.

   John D. Giordano, age 44, has served as Peritus' President and Chief Executive Officer since April 1999 and has served on our board of directors since April 2000. He joined Peritus in September 1998 as Vice President, Finance and Chief Financial Officer and still holds those offices. From March 1997 to December 1997, Mr. Giordano served on our board of directors. Prior to joining Peritus and since 1978, Mr. Giordano held various positions at Bull HN Information Systems Inc., a manufacturer of computer products, where he most recently served as Vice President, Chief Financial Officer and Treasurer.

   Axel Leblois, age 52, has served on our board of directors since February 1995. Since January 1996, Mr. Leblois has served as the Chairman of World Times Inc., a publishing company. From July 1997 to December 2000, he served as President and Chief Executive Officer of ExecuTrain Corp., a computer training company. From May 1991 to December 1995, he served as President and Chief Executive Officer of Bull HN Information Systems Inc., a manufacturer of computer products. Mr. Leblois is a director of IDG Books, Inc., an online book publisher. Mr. Leblois is a member of the audit committee and compensation committee of our board of directors.

   Johan Magnusson, age 42, has served on our board of directors since April 2000. He was elected a director pursuant to the terms of a common stock purchase agreement dated March 27, 2000 between Peritus and Rocket Software. Mr. Magnusson has served as the Chief Operating Officer of Rocket Software since January 2000 and has served as a member of the board of directors of Rocket Software since March 1998. Mr. Magnusson is a member of the audit committee of our board of directors.

   Roland D. Pampel, age 66, has served on our board of directors since November 1995. Mr. Pampel is retired. From March 1994 to January 1997, Mr. Pampel held the positions of President, Chief Executive Officer and director of Microcom, Inc., a manufacturer of computer equipment. From October 1991 to September 1993, prior to joining Microcom, Mr. Pampel was President and Chief Executive Officer of Nicolet Instrument Inc., a manufacturer of medical instruments. He currently serves on the board of directors of Infinium Software, Inc., a provider of client-server business software applications. Mr. Pampel is a member of the audit committee and compensation committee of our board of directors.

   Andrew Youniss, age 39, has served on the board of directors of Peritus since April 2000. He was elected a director pursuant to the terms of a common stock purchase agreement dated March 27, 2000 between Peritus and Rocket Software. Mr. Youniss is the President, Chief Executive Officer, Treasurer, Clerk and a member of the board of directors of Rocket Software and has served in those capacities since 1990. Prior to founding Rocket Software, he was the Development Manager for DB View, Inc., a software company specializing in DB2 database utilities. Mr. Youniss is a member of the compensation committee of our board of directors.

Who Are Our Executive Officers?

   Christopher R.M. Bailey, age 50, co-founded Peritus and since April 1999 has served as our Vice President, Research and Development. From 1995 through 1999, Mr. Bailey served as a director in the R&D organization of Peritus. From 1992 through 1995, he was responsible for working on various outsourcing engagements for Peritus. Prior to joining Peritus, Mr. Bailey was previously employed at Bull HN Information Systems from 1977 to 1992.

   Andrea C. Campbell, age 49, co-founded Peritus and since May 1999 has served as its Vice President, Sales and Marketing. From June 1998 to May 1999, she served as our Vice President, Outsourcing Research and Development. She served as Peritus' Vice President, Outsourcing Operations from June 1996 to June 1998 and as Vice President, Consulting and Technology Transfer Services from September 1992 to June 1996. Ms. Campbell was previously employed as Human Resources Director at Bull HN Information Systems Inc., a manufacturer of computer products, from March 1990 to August 1992.

   James F. Dunleavy, age 59, joined Peritus in September 1994 as a Director of Outsourcing Services and since May 1999 has served as Vice President of Outsourcing Services. From December 1996 to April 1999, he served as Director of Engineering as well as a Director of Outsourcing Services. Prior to joining Peritus, Mr. Dunleavy held various positions at Bull HN Information Systems, where he most recently served as a Director of Hardware and Software development and maintenance.

   Ronald C. Garabedian, age 49, joined Peritus in February 1999 and has served as our Vice President and Treasurer since April 1999. Mr. Garabedian was engaged as an outside consultant for Peritus from November 1998 until February 1999. From 1995 to 1998, Mr. Garabedian was the Treasurer and Controller of Japonica Partners, a private investment company. From 1980 to 1994, he held various positions at Bull HN Information Systems Inc., a manufacturer of computer products, where he most recently served as Controller of Public Sector Operations.

   Patrick J. Manning, age 57, joined Peritus in September 1999 and has served as our Controller since March 2000. From 1996 to 1999, Mr. Manning was the Corporate Controller of KAO Infosystems Company, a software manufacturing and services company. From 1990 to 1995, he served as a Group Controller for certain North American operations for Logica, a United Kingdom based software company.

Employment Agreement

   On August 13, 1998, Peritus entered into an employment agreement with Mr. Giordano that was subsequently amended on November 17, 1998, April 9, 1999, September 9, 1999 and January 21, 2000. The term of Mr. Giordano's employment agreement expires on January 21, 2003, unless earlier terminated under the terms of the employment agreement. Under the agreement, Mr. Giordano's employment:

  .  is terminable by either party without cause upon 30 days' prior notice;

  .  terminates upon a change of control of Peritus;

  . is terminable by either party pursuant to a breach of the employment agreement by the other party and failure to remedy the breach by such party upon 30 days' prior notice;

  .  is terminable immediately by Peritus for cause; or

  .  terminates upon the death or disability of the employee.

   The employment agreement provides for an initial annual base salary of $195,000 (currently set at $202,800) as well as bonus compensation to be determined in accordance with Peritus' policies, with a minimum bonus of $25,000 for 1998. If Mr. Giordano's employment is terminated by Peritus without cause or terminates upon a change of control of Peritus, he will be entitled to receive:

  .  a severance payment equal to his base compensation for one year; and

  . benefits in accordance with Peritus' then current policies until the earlier of the date of one year following the termination date or the date Mr. Giordano commences employment or consulting with a third party.

   The employment agreement also provides for the vesting of all of Mr. Giordano's unvested options and for the extension of the date to exercise those options for up to one year after termination of his employment if his employment is terminated by Peritus without cause or terminates upon a change of control of Peritus. The employment agreement contains a non-solicitation covenant and a non-competition covenant pursuant to which Mr. Giordano, during the term of his employment, is prohibited from engaging in any business activity that would compete directly or indirectly with products or services of the kind or type developed by Peritus. The non-competition and non-solicitation covenants extend for a one-year period after termination. The employment agreement provided for retention payments of $60,000, $40,000, $30,000 and $30,000 on December 1, 1998, January 1, 1999, February 1, 1999 and March 1, 1999, respectively, together with a payment of $280,000 minus the foregoing payments, if made, in the event of a change in control of Peritus. The employment agreement provided for the payment of a retention bonus of $120,000 on September 30, 1999. The foregoing retention bonus was in place of the change in control payment referenced above. The employment agreement provided for a retention payment of $70,000 on January 1, 2000. The employment agreement also provided for retention payments of $60,000 and $100,000 on April 1, 2000 and July 1, 2000, respectively.

   On February 26, 2001, Peritus provided Mr. Giordano with a letter agreement establishing the goals for his 50% bonus for the year 2001 (as referenced in the employment agreement dated January 21, 2000). Pursuant to this letter agreement, Mr. Giordano will receive a bonus equal to 50% of his total base salary for the year 2001 if certain financial results for Peritus are achieved. In addition, the letter agreement provides that Mr. Giordano will receive a bonus of $100,000 in lieu of the above bonus if a merger, or any sale of substantially all of the assets, of Peritus occurs on or prior to June 30, 2001. If such change of control occurs after July 1, 2001 through and including December 31, 2001, the letter agreement provides that Mr. Giordano will be paid a bonus of $50,000 in lieu of the above bonuses.

                               DISSENTERS' RIGHTS

   Sections 85 through 98 of Chapter 156B of the Massachusetts General Laws, which we call the Massachusetts appraisal statute, entitle any holder of Peritus stock, who files a written objection to the proposal to approve the merger and merger agreement before the vote at the special meeting and does not vote in favor of that proposal, to demand in writing that Peritus pay that holder, in cash, the fair value of such shares exclusive of any element of value arising from the expectation or accomplishment of the merger. Peritus stockholders who follow the procedures set out in the Massachusetts appraisal statute for any of their Peritus shares will be entitled to have a court appraise those shares and receive that fair value, together with interest, if the merger closes.

   The following is a summary of certain features of the Massachusetts appraisal statute. It is qualified by reference to the full text of the statute, a copy of which is attached as Annex C to this proxy statement.

   A stockholder who intends to exercise appraisal rights must deliver to Peritus, before the vote of Peritus' stockholders on the merger and merger agreement, a written objection to the merger and merger agreement, stating that the stockholder intends to demand payment for shares held by the stockholder if the merger closes. The written objection should be addressed to Peritus Software Services, Inc., 112 Turnpike Road, Suite 111, Westborough, Massachusetts 01581-2860, Attention: Clerk. A vote against the merger proposal, not coupled with a timely written objection, will not serve to perfect appraisal rights. The written objection must be in addition to and separate from any proxy or vote against the proposal.

   Peritus' stockholders should execute any demand for appraisal in the stockholder's name as it appears on the stockholders' stock certificates. If the stockholder owns shares in a fiduciary capacity, such as a trustee, guardian or custodian, the stockholder should execute the demand in that capacity. If more than one person owns the shares (for example, a joint tenancy or tenancy in common), all the joint owners should execute the demand.

   A record holder, such as a broker who holds shares of Peritus' common stock as a nominee for beneficial owners, must exercise appraisal rights on behalf of those beneficial owners. Any person having a beneficial interest in any Peritus shares held of record in the name of another person (for example, a broker or nominee) must act promptly to cause the record holder to take the steps summarized here, in a timely manner, in order to perfect the beneficial owner's appraisal rights. The written demand should set forth the number of shares covered by the demand. Unless a demand specifies a lesser number of shares, Peritus will treat the demand as applying to all the shares held in the name of the record holder.

   Stockholders who wish to exercise appraisal rights may not vote in favor of the proposal to approve the merger and merger agreement. A stockholder who votes in favor of that proposal will not be entitled to exercise appraisal rights. The submission of a signed blank proxy card will serve to waive appraisal rights. However, failure to return a proxy card or vote (or abstaining from voting) will not waive appraisal rights.

   Within ten days after the merger closes, Peritus will notify each record holder of shares of Peritus' stock who has purported to comply with the Massachusetts appraisal statute and whose shares were not voted in favor of the merger and the merger agreement that the merger closed. That notice will not be deemed to confer any rights. In other words, if the Peritus stockholder has not properly perfected appraisal rights, the notice will not change that. Peritus or its agent will send the notice by registered or certified mail, addressed to the stockholder at the stockholder's last known address as it appears on the records of Peritus' transfer agent immediately before the merger. Within 20 days after that notice is mailed, the Peritus stockholder must demand an appraisal in writing. Failure to make such a demand, within that period, will serve to waive appraisal rights.

   Once a Peritus stockholder submits a demand for appraisal, the stockholder may withdraw the demand only with Peritus' approval. If the demand is effectively withdrawn, then, absent an agreement between the stockholder and Peritus to the contrary, the stockholder would receive the cash payable to stockholders who did not exercise appraisal rights.

   A Peritus stockholder who perfects appraisal rights and reaches agreement with Peritus on the fair value of the stockholder's shares will receive that value, with interest, by check. If the stockholder and Peritus do not reach agreement on fair value within 30 days after the end of the 20-day period during which stockholders must make their demands for appraisal, either Peritus or the stockholder may bring an action, within four months after the end of those 30 days, to have the fair value determined through judicial proceedings in Massachusetts Superior Court. Neither Peritus nor Rocket Software will have any obligation, and currently do not have any intention, to elect to cause the fair value of the shares of dissenting stockholders to be determined through judicial proceedings.

   Although Massachusetts courts have broad discretion in determining the fair value of stock of dissenting stockholders, they generally have used a weighted average of the market, earnings and asset values for the stock. The Massachusetts Supreme Judicial Court has held that this method is an appropriate, but not required, method for determining the fair value of stock of dissenting stockholders. The trial judge may determine the appropriate valuation method to apply. The Massachusetts appraisal statute requires that Peritus pay a fair rate of interest on any award determined by the court. Interest runs from the date the Peritus board approved the merger.

   For federal income tax purposes, Peritus' stockholders who receive cash for their shares of Peritus' stock after exercising appraisal rights will recognize taxable gain or loss. See "Material United States Federal Income Tax Consequences of the Merger."

                 BUSINESS COMBINATIONS WITH INTERESTED PARTIES

State Anti-Takeover Laws

   There are provisions of Massachusetts law that may be deemed to have an anti-takeover effect. These provisions are designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with Peritus to negotiate with the board of directors for the fair and equitable treatment of all stockholders.

   Under Massachusetts law, no Massachusetts corporation shall engage in a "business combination" with an "interested stockholder" for a period of three years following the date that the stockholder became an interested stockholder, except in certain circumstances. "Business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own 5% or more of the corporation's voting stock.

   A Massachusetts corporation may elect not to be governed by these restrictions. Peritus has not so elected. The board has taken the necessary action to make the above restrictions on business combinations inapplicable to the merger and the related transactions.

Preemptive Rights

   Under Massachusetts law, stockholders do not have any pre-emptive rights unless they are provided in the corporation's articles of organization or in bylaw provisions adopted by stockholders. Neither Peritus' articles of organization nor bylaws provide for preemptive rights.

                                    EXPENSES

   The parties have agreed to pay their own costs and expenses incurred in connection with the agreement of merger and the transactions contemplated thereby, including the merger, consisting primarily of SEC filing fees, fees and expenses of investment bankers, attorneys and accountants, financial printing and other related charges. Assuming the merger is completed, Peritus estimates such fees and expenses, excluding amounts to be paid to John D. Giordano pursuant to his employment arrangements with Peritus, will be approximately $450,000. Those fees and expenses are as follows:

   Filing Fees....................................................... $
   Financial Advisor's Fees and Expenses (estimated total for board of directors and the special committee)..........................
   Legal Fees and Expenses (estimated total for board of directors and the special committee).......................................
   Legal Fees and Expenses (estimated total for Rocket Software and
    Rocket Acquisition)..............................................
   Accounting Fees and Expenses......................................
   Paying Agent Fees.................................................
   Printing and Mailing Costs........................................
   Miscellaneous.....................................................
                                                                      --------
     Total........................................................... $450,000

                      WHERE YOU CAN FIND MORE INFORMATION

   Peritus files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Peritus files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Peritus, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   Peritus and Rocket Software have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the merger. As permitted by the SEC, this proxy statement omits certain information contained in the Schedule 13E-3. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above.

   You should rely only on the information contained in this proxy statement to vote on the agreement of merger and the transactions contemplated by such agreement, including the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document.
This proxy statement is dated June    , 2001. You should not assume that the
information in it is accurate as of any date other than that date, and its mailing to stockholders shall not create any implication to the contrary.

                    INFORMATION ABOUT STOCKHOLDER PROPOSALS

   Peritus has not held an annual meeting of its stockholders since 1998 and has not yet determined whether it will hold an annual meeting in 2001. Peritus will not hold an annual meeting prior to June 30, 2001, the date on which if the merger has not closed, any of Peritus, Rocket Software and Rocket Acquisition may terminate the agreement of merger. If Peritus holds an annual meeting in 2001, stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 for inclusion in Peritus' proxy materials for that meeting must be received by Peritus' Clerk at Peritus' principal offices a reasonable time before Peritus begins to print and mail its proxy materials.

                                          By Order of the Board of Directors,

                                          John D. Giordano
                                          President, Chief Executive Officer
                                           and
                                          Chief Financial Officer

June  , 2001

   The Board of Directors hopes that stockholders will attend the meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. A prompt response will facilitate arrangements for the meeting. Your cooperation is appreciated.

                        PERITUS SOFTWARE SERVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements -- Unaudited:
  Consolidated Balance Sheet as of March 31, 2001 and December 31, 2000...  F-2

  Consolidated Statement of Operations for the three months ended March
   31, 2001 and 2000......................................................  F-3

  Consolidated Statement of Cash Flows for the three months ended March
   31, 2001 and 2000......................................................  F-4

  Notes to Unaudited Consolidated Financial Statements....................  F-5

Financial Statements--Audited:
  Report of Independent Accountants.......................................  F-8

  Consolidated Balance Sheet as of December 31, 2000 and 1999.............  F-9

  Consolidated Statement of Operations for the three years ended December
   31, 2000............................................................... F-10

  Consolidated Statement of Comprehensive Loss for the three years ended
   December 31, 2000...................................................... F-11

  Consolidated Statement of Changes in Stockholders' Equity for the three years ended December 31, 2000.......................................... F-12

  Consolidated Statement of Cash Flows for the three years ended December
   31, 2000............................................................... F-13

  Notes to Audited Consolidated Financial Statements...................... F-14

                        PERITUS SOFTWARE SERVICES, INC.

                           CONSOLIDATED BALANCE SHEET
                   (In thousands, except share-related data)

                                (Unaudited)

                                                         March 31,  December 31,
                                                         ---------  ------------
                                                           2001         2000
                                                         ---------  ------------
                         ASSETS
Current assets:
  Cash and cash equivalents............................. $  3,652     $  3,716
  Short-term investments................................    1,411        1,411
  Accounts receivable, net of allowance for doubtful ac-
   counts of $25........................................      108          565
Costs and estimated earnings in excess of billings on
 uncompleted contracts..................................      --             8
Prepaid expenses and other current assets...............      206          196
                                                         --------     --------
    Total current assets................................    5,377        5,896
Long-term investments...................................    1,000        1,000
Property and equipment, net.............................      139          217
                                                         --------     --------
                                                         $  6,516     $  7,113
                                                         ========     ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations.......... $     13     $     13
  Accounts payable......................................        6           34
  Customer advances.....................................      289          289
  Billings in excess of costs and estimated earnings on
   uncompleted contracts................................       33          158
  Other accrued expenses and current liabilities........      360          377
                                                         --------     --------
    Total current liabilities...........................      701          871
  Capital lease obligations.............................        9           12
                                                         --------     --------
    Total liabilities...................................      710          883
                                                         --------     --------
Commitments and contingencies...........................      --           --
Stockholders' equity:
  Common stock, $.01 par value; 50,000,000 shares autho-
   rized; 27,319,903 shares issued and outstanding at
   March 31, 2001 and December 31, 2000,
   respectively.........................................      273          273
Additional paid-in capital..............................  113,208      113,208
Accumulated deficit..................................... (107,661)    (107,237)
Accumulated other comprehensive loss....................      (14)         (14)
                                                         --------     --------
    Total stockholders' equity..........................    5,806        6,230
                                                         --------     --------
                                                         $  6,516     $  7,113
                                                         ========     ========

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (In thousands, except per share related data)

                                (Unaudited)

                                                                Three Months
                                                                   Ended
                                                                 March 31,
                                                               ---------------
                                                                2001    2000
                                                               ------  -------
Revenue:
  Outsourcing services........................................ $  541  $   809
  License.....................................................    --       644
  Other services..............................................     37      112
                                                               ------  -------
    Total revenue.............................................    578    1,565
                                                               ------  -------
Cost of revenue:
  Cost of outsourcing services................................    319      510
  Cost of license.............................................    --         -
  Cost of other services......................................     14       70
                                                               ------  -------
    Total cost of revenue.....................................    333      580
                                                               ------  -------
Gross profit..................................................    245      985
                                                               ------  -------
Operating expenses:
  Sales and marketing.........................................     82       57
  Research and development....................................    265      325
  General and administrative..................................    415      472
  Gain on sale of assets......................................    --       (24)
                                                               ------  -------
    Total operating expenses..................................    762      830
                                                               ------  -------
Income (Loss) from operations.................................   (517)     155
Interest income, net..........................................     93       35
Cost of strategic investment..................................    --     4,000
                                                               ------  -------
  Net loss.................................................... $ (424) $(3,810)
                                                               ======  =======
Basic and Diluted Loss per share.............................. $(0.02) $ (0.21)
                                                               ======  =======
Weighted average shares outstanding--basic and diluted........ 27,320   17,746
                                                               ======  =======

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (In thousands)

                                  (Unaudited)

                                                                 Three Months
                                                                    Ended
                                                                  March 31,
                                                                ---------------
                                                                 2001    2000
                                                                ------  -------
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
  Net loss..................................................... $ (424) $(3,810)
  Adjustments to reconcile net loss to net cash provided by
   (used for) operating activities:
  Depreciation and amortization................................     79      153
  Gain on asset sale...........................................    --       (24)
  Cost of strategic investment.................................    --     4,000
   Changes in assets and liabilities:
    Accounts receivable........................................    457      226
    Costs and estimated earnings in excess of billings on un-
     completed contracts.......................................      8       91
    Prepaid expenses and other current assets..................    (10)      72
    Other assets...............................................    --        13
    Accounts payable...........................................    (28)      36
    Billings in excess of costs and estimated earnings on un-
     completed contracts.......................................   (125)     (56)
    Deferred revenue...........................................    --       (68)
    Other accrued expenses and current liabilities.............    (17)    (323)
                                                                ------  -------
      Net cash provided by (used for) operating activities.....    (60)     310
                                                                ------  -------
Cash flows from investing activities:
Proceeds from sale of property and equipment...................    --        57
Purchases of property and equipment............................     (1)     --
                                                                ------  -------
    Net cash provided by (used for) investing activities.......     (1)      57
                                                                ------  -------
Cash flows from financing activities:
  Principal payments on capital lease obligations..............     (3)      (4)
  Proceeds from exercise of stock options......................    --        28
  Proceeds from issuance of common stock, net of issuance
   costs.......................................................    --     4,000
                                                                ------  -------
    Net cash provided by (used for)financing activities........     (3)   4,024
                                                                ------  -------
Effects of exchange rates on cash and cash equivalents.........    --       --
                                                                ------  -------
Net increase (decrease) in cash and cash equivalents...........    (64)   4,391
Cash and cash equivalents, beginning of period.................  3,716    2,475
                                                                ------  -------
Cash and cash equivalents, end of period....................... $3,652  $ 6,866
                                                                ======  =======
Supplemental disclosure of cash flows:
  Cash paid for income taxes................................... $   --  $    --
  Cash paid for interest.......................................     --       --

   The accompanying notes are an integral part of these unaudited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Current Financial Condition

   The accompanying unaudited consolidated financial statements include the accounts of Peritus Software Services, Inc. and its subsidiaries ("Peritus" or the "Company") and have been prepared by the Company without audit in accordance with the Company's accounting policies, as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission ("SEC"). In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company's financial position, results of operations and cash flows at the dates and for the periods indicated. While the Company believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2000 Annual Report on Form 10-K. The operating results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year ending December 31, 2001.

   The Company's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company experienced net losses of $424,000 for the quarter ended March 31, 2001 and net losses of $4,166,000 and $2,583,000 in the years ended December 31, 2000 and 1999, respectively. Based on the Company's current forecasted cash expenditures and its cash on hand, the Company expects to have sufficient cash to finance its operation through the year 2001. The Company's future beyond the year 2001 is dependent upon its ability to execute some form of organizational transaction, achieve break-even cash flow, or raise additional financing. There can be no assurances that the Company will be able to do so.

   On March 27, 2000, Rocket Software, Inc ("Rocket"), a privately held company, invested $4,000,000 in the Company in exchange for 10,000,000 shares ($0.40 per share) of restricted common stock (37% of the outstanding stock after the investment). The Company granted Rocket certain registration rights with respect to the shares. The Company recorded a $4,000,000 non-cash charge related to the investment in the quarter ended March 31, 2000. The charge represented the difference between the quoted market price on the commitment date and the price paid by Rocket. Under certain sections of the Internal Revenue Code, a change in ownership of greater than 50% within a three-year period places an annual limitation on the Company's ability to utilize its existing net operating loss and research and development tax credit carry-forwards. The investment by Rocket triggered the limitation.

   On October 16, 2000, the Company announced that it retained The Catalyst Group, LLC to render financial advisory and investment banking services in connection with exploring strategic alternatives, including the potential sale of the Company

   On March 28, 2001, the Company announced that it had received a non-binding offer from Rocket to acquire the Company. Rocket currently owns 10,000,000 shares of the Company's common stock representing 36.6% of the total outstanding shares of 27,319,903.

   On April 18, 2001, the Company announced it had executed an Agreement and Plan of Merger with Rocket and Rocket Acquisition Company, Inc. Under the terms of the Agreement, Rocket Acquisition Company, Inc., a subsidiary of Rocket, would be merged into Peritus with Peritus as the surviving corporation. If the merger is completed, all Peritus shareholders other than Rocket, certain affiliates of Rocket and dissenting stockholders would be paid $0.19 per share in cash in exchange for their Peritus shares. Outstanding options to purchase Peritus' common stock, with a per share exercise price less than $0.19, unless exercised, will be converted into the right to receive, upon the surrender of the instrument evidencing the stock option, a cash payment equal to the product of (1) the number of shares underlying the option and (2) the difference between $0.19 and the per share exercise price of the options. Such options will then be cancelled. All other outstanding options to purchase Peritus' common stock will be cancelled. In general, each of the parties has the right to terminate the agreement of merger, if the merger is not completed on or before June 30, 2001. The Agreement also provides that the Company must have at least $4,810,000 in cash at closing after subtraction of the lesser of $840,000 or the actual transaction costs. Completion of the transaction is subject to approval by the holders of a majority of Peritus' outstanding common stock, obtaining the requisite third party and governmental consents and other customary closing conditions. The Company filed a preliminary proxy statement relating to the proposed merger with the SEC on April 27, 2001.

2. Legal Proceedings

   The Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, currently known, will not have a material adverse effect on the Company's financial position or results of operations.

3. Comprehensive Income (Loss)

   Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

   For the three months ended March 31, 2001 and 2000, the Company's comprehensive loss was equal to its net loss.

4. Segment, Geographic, and Product Information

   The Company operates in one reportable segment under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," due to its centralized structure and single industry segment: software maintenance, tools and services. The Company currently derives its revenue from software maintenance outsourcing services, software and methodology licensing and other services.

   Information by geographic area for the three months ended March 31, 2001 and 2000 is summarized below (in thousands):

                          Outsourcing Services       License Revenue     Other Services Revenue  Long-
                         ----------------------- ----------------------- ----------------------- lived
                         Unaffiliated Affiliated Unaffiliated Affiliated Unaffiliated Affiliated Assets
                         ------------ ---------- ------------ ---------- ------------ ---------- ------
March 31, 2001
United States...........     $541        --          $--         --          $ 37        --       $139
Foreign.................      --         --           --         --           --         --        --
                             ----        ---         ----        ---         ----        ---      ----
                             $541        --          $--         --          $ 37        --       $139
                             ====        ===         ====        ===         ====        ===      ====
March 31, 2000
United States...........     $809        --          $644        --          $112        --       $516
Foreign.................      --         --           --         --           --         --        --
                             ----        ---         ----        ---         ----        ---      ----
                             $809        --          $644        --          $112        --       $516
                             ====        ===         ====        ===         ====        ===      ====

   The geographic classification of revenue is determined based on the country in which the legal entity providing the services is located. Revenue from no single foreign country was greater than 10% of the consolidated revenues of the Company in quarters ended March 31, 2001 and 2000.

5. Employment Agreement

   Under the terms of an employment agreement with Mr. John Giordano, President, Chief Executive Officer and Chief Financial Officer of Peritus, if Mr. Giordano's employment is terminated by Peritus without cause (as defined) or terminates upon a change of control of Peritus, he will be entitled to receive:

  . a severance payment of approximately $200,000; and

  . benefits in accordance with Peritus' then current policies until the earlier of the date of one year following the termination date or the date Mr. Giordano commences employment or consulting with a third party.

   On February 26, 2001, Peritus provided Mr. Giordano with a letter agreement establishing the goals for his bonus for the year 2001. Pursuant to this letter agreement, Mr. Giordano will receive a bonus equal to approximately $100,000 if certain financial results for Peritus are achieved. In addition, the letter agreement provides that Mr. Giordano will receive a bonus of $100,000 in lieu of the above bonus if a merger, or any sale of substantially all of the assets, of Peritus occurs on or prior to June 30, 2001. If such change of control occurs after July 1, 2001 through and including December 31, 2001, the letter agreement provides that Mr. Giordano will be paid a bonus of $50,000 in lieu of the above bonuses.

6. Catalyst Agreement

   On October 16, 2000, the Company announced that it retained The Catalyst Group, LLC to render financial advisory and investment banking services in connection with exploring strategic alternatives, including the potential sale of the Company. The Catalyst Agreement, dated October 16, 2000 and amended on April 9, 2001, provides for the Company to pay Catalyst a fixed fee of $50,000 for a fairness opinion on the merger contemplated by the Agreement and Plan of Merger dated April 18, 2001 entered into by and among Peritus, Rocket and Rocket Acquistion Company, Inc.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Peritus Software Services, Inc.:

   In our opinion, the accompanying balance sheet and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Peritus Software Services, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2001

                        PERITUS SOFTWARE SERVICES, INC.

                           CONSOLIDATED BALANCE SHEET
                   (In Thousands, Except Share-Related Data)

                                                             December 31,
                                                          --------------------
                                                            2000       1999
                                                          ---------  ---------
                         ASSETS
Current assets:
  Cash and cash equivalents.............................. $   3,716  $   2,475
  Short-term investments.................................     1,411        --
  Accounts receivable, net of allowance for doubtful
   accounts of $25 and $25, respectively.................       565        532
  Costs and estimated earnings in excess of billings on
   uncompleted contracts.................................         8        281
  Prepaid expenses and other current assets..............       196        248
                                                          ---------  ---------
    Total current assets.................................     5,896      3,536
Long-term investments....................................     1,000        --
Property and equipment, net..............................       217        702
Other assets.............................................       --          55
                                                          ---------  ---------
                                                          $   7,113  $   4,293
                                                          =========  =========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations........... $      13  $      13
  Customer advances......................................       289        296
  Accounts payable.......................................        34         11
  Billings in excess of costs and estimated earnings on
   uncompleted contracts.................................       158        253
  Deferred revenue.......................................       --         195
  Other accrued expenses and current liabilities.........       377      1,128
                                                          ---------  ---------
    Total current liabilities............................       871      1,896
Capital lease obligations................................        12         25
                                                          ---------  ---------
    Total liabilities....................................       883      1,921
                                                          ---------  ---------
Commitments and contingencies (Notes 5, 15 and 17).......       --         --
Stockholders' equity:
  Common stock, $.01 par value; 50,000,000 shares
   authorized; 27,319,903 and 17,173,975 shares issued
   and outstanding at December 31, 2000 and 1999,
   respectively..........................................       273        172
Additional paid-in capital...............................   113,208    105,279
Accumulated deficit......................................  (107,237)  (103,071)
Accumulated other comprehensive loss.....................       (14)        (8)
                                                          ---------  ---------
    Total stockholders' equity...........................     6,230      2,372
                                                          ---------  ---------
                                                          $   7,113  $   4,293
                                                          =========  =========

   The accompanying notes are an integral part of these audited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                   (In Thousands, Except Share-Related Data)

                                                    Year Ended December 31,
                                                    --------------------------
                                                     2000     1999      1998
                                                    -------  -------  --------
Revenue:
  Outsourcing services, including $872 from related
   parties, in 1998................................ $ 2,664  $ 5,923  $  9,925
  License, including $255 from related parties in
   1998............................................   1,045    2,087     9,444
  Other services, including $115, $0, and $204 from
   related parties, respectively...................     814    3,188    12,163
                                                    -------  -------  --------
    Total revenue..................................   4,523   11,198    31,532
                                                    -------  -------  --------
Cost of revenue:
  Cost of outsourcing services, including $750 from
   related parties in 1998.........................   1,465    4,778     7,577
  Cost of license..................................     --       238     1,631
  Cost of other services, including $90, $0, and
   $56 from related parties, respectively..........     295    2,013     9,110
                                                    -------  -------  --------
    Total cost of revenue..........................   1,760    7,029    18,318
                                                    -------  -------  --------
Gross profit.......................................   2,763    4,169    13,214
                                                    -------  -------  --------
Operating expenses:
  Sales and marketing..............................     368    1,450    13,244
  Research and development.........................   1,189    1,316     8,528
  General and administrative.......................   1,766    3,570     7,466
  Impairment of long-lived assets..................     --       961     5,218
  Restructuring charges (credits)..................     --      (455)    5,906
  Gain on sale of assets...........................     (24)     --        --
                                                    -------  -------  --------
    Total operating expenses.......................   3,299    6,842    40,362
                                                    -------  -------  --------
  Loss from operations.............................    (536)  (2,673)  (27,148)
  Interest income..................................     342      116       548
  Interest expense.................................     --       (24)      (63)
                                                    -------  -------  --------
  Loss before gain on sale of majority-owned
   subsidiary, cost of strategic investment, income
   taxes, and minority interest in majority-owned
   subsidiary......................................    (194)  (2,581)  (26,663)
  Gain on sale of majority-owned subsidiary........     --       --        (11)
  Cost of strategic investment.....................   4,000      --        --
  Provision for income taxes.......................     (28)       2        25
                                                    -------  -------  --------
    Loss before minority interest in majority-owned
     subsidiary....................................  (4,166)  (2,583)  (26,677)
  Minority interest in majority-owned subsidiary...     --       --         (4)
  Net loss......................................... $(4,166) $(2,583) $(26,673)
                                                    =======  =======  ========
  Basic and diluted net loss per share............. $ (0.17) $ (0.15) $  (1.65)
                                                    =======  =======  ========
  Weighted average shares outstanding--basic and
   diluted.........................................  24,939   16,670    16,177
                                                    =======  =======  ========

   The accompanying notes are an integral part of these audited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

                  CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
                                 (In Thousands)

                                                     Year Ended December 31,
                                                     --------------------------
                                                      2000     1999      1998
                                                     -------  -------  --------
Net loss............................................ $(4,166) $(2,583) $(26,673)
Other comprehensive income (loss) net of taxes:
  Foreign currency translation adjustments..........      (6)      (7)       83
                                                     -------  -------  --------
Comprehensive loss.................................. $(4,172) $(2,590) $(26,590)
                                                     =======  =======  ========

   The accompanying notes are an integral part of these audited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   (In Thousands, Except Share-Related Data)

                            Common Stock                                        Accumulated
                          ----------------- Additional             Receivable      Other         Total
                          Number of          Paid-in   Accumulated    from     Comprehensive Stockholder's
                            Shares   Amount  Capital     Deficit   Stockholder     Loss         Equity
                          ---------- ------ ---------- ----------- ----------- ------------- -------------
Balance, December 31,
 1997...................  15,366,801  $154   $103,808   $ (73,815)    $(58)        $(84)       $ 30,005
Sale of common stock
 pursuant to exercise of
 stock options..........     883,185     9      1,018         --       --           --            1,027
Sale of common stock
 pursuant to employee
 stock purchase plan....     100,000     1        309         --       --           --              310
Repayment of receivable
 from stockholder.......         --    --         --          --        58          --               58
Cumulative translation
 adjustment.............         --    --         --          --       --            83              83
Net loss................         --    --         --      (26,673)     --           --          (26,673)
                          ----------  ----   --------   ---------     ----         ----        --------
Balance, December 31,
 1998...................  16,349,986   164    105,135    (100,488)     --            (1)          4,810
Sale of common stock
 pursuant to exercise of
 stock options..........       1,000   --         --          --       --           --              --
Sale of common stock
 pursuant to employee
 stock purchase plan....      22,989   --           4         --       --           --                4
Issuance of common
 stock..................     800,000     8        140         --       --           --              148
Cumulative translation
 adjustment.............         --    --         --          --       --            (7)             (7)
Net Loss................         --    --         --       (2,583)     --           --           (2,583)
                          ----------  ----   --------   ---------     ----         ----        --------
Balance, December 31,
 1999...................  17,173,975   172    105,279    (103,071)     --            (8)          2,372
Sale of common stock
 pursuant to exercise of
 stock options..........     145,928     1         29         --       --           --               30
Sale of common stock
 pursuant to strategic
 investment.............  10,000,000   100      7,900         --       --           --            8,000
Cumulative translation
 adjustment.............         --    --         --          --       --            (6)             (6)
Net Loss................         --    --         --       (4,166)     --           --           (4,166)
                          ----------  ----   --------   ---------     ----         ----        --------
Balance, December 31,
 2000...................  27,319,903  $273   $113,208   $(107,237)    $--          $(14)       $  6,230
                          ==========  ====   ========   =========     ====         ====        ========

   The accompanying notes are an integral part of these audited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   (In Thousands, Except Share-Related Data)

                                                    Year Ended December 31,
                                                    --------------------------
                                                     2000     1999      1998
                                                    -------  -------  --------
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
 Net loss.........................................  $(4,166) $(2,583) $(26,673)
 Adjustments to reconcile net loss to net cash
  used for operating activities:
 Depreciation and amortization....................      463    1,442     3,083
 Minority interest in majority-owned subsidiary...      --       --         (4)
 Impairment of long-lived assets..................      --       961     5,218
 Gain on sale of majority-owned subsidiary........      --       --        (11)
 Gain on sale of assets...........................      (24)     --        --
 Cost of strategic investment.....................    4,000      --        --
 Changes in assets and liabilities:
 Accounts receivable..............................      (33)   3,188     8,671
 Costs and estimated earnings in excess of
  billings on uncompleted contracts...............      273      670     1,596
 Prepaid expenses and other current assets........       52      568      (137)
 Other assets.....................................       55      116      (125)
 Accounts payable.................................       23     (451)     (979)
 Proceeds from customer advance...................       (7)     296       --
 Billings in excess of costs and estimated
  earnings on uncompleted contracts...............      (95)    (182)      331
 Deferred revenue.................................     (195)  (1,695)     (928)
 Other accrued expenses and current liabilities,
  excluding accrued restructuring.................     (751)  (1,673)     (383)
 Accrued restructuring............................      --    (1,835)    2,680
                                                    -------  -------  --------
 Net cash used for operating activities...........     (405)  (1,178)   (7,661)
                                                    -------  -------  --------
 Cash flows from investing activities:
 Sale (purchase) of short-term investments........   (1,411)     500     2,500
 Sale of long-term investments....................    1,000      --        --
 Purchase of long-term investments................   (2,000)     --        --
 Cash of majority-owned subsidiary disposed, net
  of cash received................................      --       --     (1,074)
 Proceeds from sale of property and equipment.....       57      288       --
 Purchases of property and equipment..............      (11)     (56)   (2,739)
                                                    -------  -------  --------
 Net cash provided by (used for) investing
  activities......................................   (2,365)     732    (1,313)
                                                    -------  -------  --------
 Cash flows from financing activities:
 Restricted cash..................................  $   --   $   569      (569)
 Principal payments on long-term debt.............      --      (269)     (292)
 Principal payments on capital lease obligations..      (13)    (338)     (106)
 Proceeds from issuance of common stock, net of
  issuance costs..................................    4,030      152     1,337
 Proceeds from repayment of note receivable from
  stockholder.....................................      --       --         58
                                                    -------  -------  --------
Net cash provided by financing activities.........    4,017      114       428
                                                    -------  -------  --------
Effects of exchange rates on cash and cash
 equivalents......................................       (6)      (2)       15
                                                    -------  -------  --------
Net increase (decrease) in cash and cash
 equivalents......................................    1,241     (334)   (8,531)
Cash and cash equivalents, beginning of year......    2,475    2,809    11,340
                                                    -------  -------  --------
Cash and cash equivalents, end of year............  $ 3,716  $ 2,475  $  2,809
                                                    =======  =======  ========
Supplemental Disclosure of Cash Flows:
 Cash paid for income taxes.......................      --   $    29  $     78
 Cash paid for interest...........................      --        24        63

   Supplemental Disclosure of Non-cash Investing and Financing Activities:

     In the year ended December 31, 1998, the Company incurred capital lease obligations of $458.

   The accompanying notes are an integral part of these audited consolidated financial statements.

                        PERITUS SOFTWARE SERVICES, INC.

            NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Current Financial Condition

   Peritus Software Services, Inc. (the "Company") was incorporated in Massachusetts in August 1991. The Company provides software products and services that enable organizations to improve the productivity, quality and effectiveness of their information technology systems maintenance, or "software evolution" functions. The Company derives its revenue from software maintenance outsourcing services, software and methodology licensing and other services sold directly to end users or indirectly via value added integrators, and its clients have included primarily Fortune 1000 companies and similarly sized business and government organizations worldwide.

   On March 27, 2000, Rocket Software, Inc. ("Rocket"), a privately held company, invested $4,000,000 in the Company in exchange for 10,000,000 shares ($.40 per share) of restricted common stock (37% of outstanding stock after the investment). The Company granted Rocket certain registration rights with respect to the shares. The Company recorded a $4,000,000 non-cash charge related to the investment in the quarter ended March 31, 2000. The charge represented the difference between the quoted market price on the commitment date and the price paid by Rocket. Under certain sections of the Internal Revenue Code, a change in ownership of greater than 50% within a three-year period places an annual limitation on the Company's ability to utilize its existing net operating loss and research and development tax credit carry-forwards. The investment by Rocket triggered the limitation.

   During the second and third quarters of 2000, the Company explored certain extensions to its CodeNine tool beyond the field of application understanding and concluded that such extensions were not feasible.

   On October 16, 2000, the Company announced that it retained Catalyst to render financial advisory and investment banking services in connection with exploring strategic alternatives, including the potential sale of the Company. The Company is currently engaged in exploring a number of possibilities for the potential sale or merger of the Company.

   On February 8, 2001, the Company announced that it was reducing its workforce by nine employees effective February 23, 2001.

   The Company's consolidated financial statements have been presented on the basis that it is a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. The Company experienced net losses of $4,166,000, $2,583,000 and $26,673,000 in the years ended December 31, 2000, 1999 and 1998, respectively. Based on the Company's current forecasted cash expenditures and its cash on hand, the Company expects to have sufficient cash to finance its operations through the year 2001. The Company's future beyond the year 2001 is dependent upon its ability to execute some form of organizational transaction, achieve break-even cash flow, or raise additional financing. There can be no assurances that the Company will be able to do so.

2. Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Revenue Recognition

   Revenue under contracts to provide outsourced software maintenance, reengineering and development services is recognized using the percentage-of-completion method and is based on the ratio that labor-hours incurred to date bear to estimated total labor-hours at completion, provided that a contract or purchase order has

                        PERITUS SOFTWARE SERVICES, INC.

been executed, fees are fixed or determinable and collection of the related receivable is probable. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. When the revised estimates indicate a loss, such loss is provided for currently in its entirety. Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed. Billings in excess of costs and estimated earnings on uncompleted contracts represent billings in excess of revenue recognized.

   The Company licenses its software products and methodologies to end users and to value added integrators for their use in serving their clients. License fees charged to end users are fixed, with the amount of the fee based on the estimated total lines of code to be processed, the number of CPUs licensed, or other defined factors.

   License fees charged to value added integrators are generally royalties based on lines of code processed or to be processed or number of CPUs licensed. Revenue from software licenses to end users is recognized when licensed software and methodologies have been delivered to the end user, a contract or purchase order has been executed, fees are fixed or determinable, collection of the related receivable is probable, and customer acceptance provisions do not exist. In arrangements where customer acceptance provisions exist, the Company defers revenue recognition until customer acceptance occurs or the acceptance provisions have lapsed. The Company generally does not provide its customers with the right to return software licenses and, once due, license fees are non-refundable. Revenue from software licenses to value added integrators is recognized when the licensed software and methodologies have been delivered to the value added integrator, the fee is fixed or determinable and collection of the related receivable is probable. Under arrangements combining software and services, all revenue is recorded using the percent of completion method as described for other services below. Under such combined arrangements, vendor specific objective evidence ("VSOE") for software license is used for income statement classification purposes only and is determined based upon the prices that exist or are charged for the same software when licensed separately and distinctly. The VSOE for the service component under combined arrangements is based upon hourly rates.

   Other services provided by the Company include direct delivery contracts as well as technology transfer arrangements, product training, value added integrator sales training, consulting services and software product maintenance. Under direct delivery contracts, the Company provides full and pilot year 2000 renovations and renovation quality evaluation ("RQE") services for clients using the Company's AutoEnhancer/2000, RQE tool, and/or Vantage YR2000 software. Revenue from full year 2000 renovation and RQE contracts is recognized using the percentage-of-completion method and is based on the ratio that labor-hours incurred to date bear to estimated total labor-hours at completion, provided that a contract or purchase order has been executed, fees are fixed or determinable and collection of the related receivable is probable. Revenue from pilot direct delivery contracts is recognized over the duration of such contracts as work is performed and defined milestones are attained. Adjustments to contract cost estimates are made in the periods in which the facts which require such revisions become known. When the revised estimates indicate a loss, such loss is provided for currently in its entirety. In cases where VSOE of fair value of both the license and service component exists under a direct delivery contract, revenue recognized is allocated between license revenue and other services revenue for income statement classification purposes based on their relative fair values. Revenue from technology transfer arrangements, product and sales training and consulting services is billed on a time-and-materials basis and is recognized as the services are provided. Revenue from software product maintenance contracts on the Company's licensed software products, including client support bundled with the initial license fee, is deferred and recognized ratably over the contractual periods during which the services are provided.

 Concentration of Credit Risk

   Financial instruments which potentially expose the Company to concentrations of credit risk include trade accounts receivable. The Company primarily sells to Fortune 1000 companies or other organization determined

                        PERITUS SOFTWARE SERVICES, INC.

to be creditworthy, and therefore, generally does not require collateral. Reserves for potential credit losses are maintained.

 Fair Value of Financial Instruments

   The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, long-term investments, accounts payable, accrued expenses and, billings in excess of costs and estimated earnings on uncompleted contracts. The carrying amounts of these instruments approximate their fair values.

 Cash and Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in money market accounts, commercial paper and corporate bonds. Accordingly, these investments are subject to minimal credit and market risk.

 Investments

   The Company investments are in debt securities of U.S. government agencies and U.S. corporations. These investment grade securities are classified at purchase as held-to-maturity. Investments with remaining maturities of less than twelve months from the balance sheet date are classified as short-term investments. Investments with remaining maturities of more than twelve months are classified as long-term investments.

   The Company accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the Company to classify its investments among three categories: held-to-maturity, which are reported at amortized cost; trading securities, which are reported at fair value, with unrealized gains and losses included in earnings; and available-for-sale securities, which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. At December 31, 2000, the Company's cash and cash equivalents included money market accounts and overnight deposits of $2,955,000 and $492,000, respectively. At December 31, 1999, the Company's cash and cash equivalents included money market accounts and overnight deposits of $1,151,000 and $1,197,000, respectively. These investments are classified as available for sale and the fair market value of these investments approximated their amortized cost.

 Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets or, where applicable, over the lease term.

 Software Development Costs

   The Company capitalizes qualifying software development costs after technological feasibility of the software has been established. Costs incurred prior to the completion of a working model, which is the Company's primary basis for determining technological feasibility, are charged to research and development expense. Amortization of capitalized software costs, which is charged to cost of revenue, is calculated based upon the ratio of current year revenue from the related software to total revenue or ratably over the useful life of the software, whichever is greater. During the years ended December 31, 2000, 1999 and 1998, costs subject

                        PERITUS SOFTWARE SERVICES, INC.

to capitalization were not significant and therefore, were not capitalized. At December 31, 2000 and 1999 there were no unamortized capitalized software development costs. Amortization expense related to capitalized software development costs for the years ended December 31, 2000, 1999 and 1998 was $0, $8,000 and $46,000, respectively.

 Accounting for Impairment of Long-Lived Assets

   In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company recorded impairment charge of $961,000 during the year ended December 31, 1999. (Note 4).

 Foreign Currency

   Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are included in stockholders' equity.

 Advertising Expense

   The Company recognizes advertising expense as incurred. Advertising expense was approximately $842,000 in the year ended December 31, 1998.

 Accounting for Stock-Based Compensation

   The Company accounts for stock-based awards to its employees using the intrinsic value based method as prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with exercise prices equal to the fair market value of the Company's common stock at the date of grant. The Company has adopted the provisions of SFAS No. 123, "Accounting for Stock- Based Compensation," and related Interpretations, for disclosure only (Note 12). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

 Net Loss Per Share

   The Company accounts for net loss per share in accordance with SFAS No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing the net income (loss) available to common stockholders by the weighted average shares of outstanding common stock. For purposes of calculating diluted earnings per share, the denominator includes both the weighted average shares of common stock outstanding and dilutive potential common stock.

   Antidilutive potential common stock excluded from the 2000, 1999, and 1998 diluted earnings per share computation includes approximately 3,234,000, 3,212,000, and 4,036,000 of common stock shares, respectively, issuable upon the exercise of stock options.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and

                        PERITUS SOFTWARE SERVICES, INC.

liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Areas particularly subject to estimation include revenue based on percentage-of-completion, the valuation allowance on deferred tax assets, cash flow projections and salvage value of assets used in impairment analyses and the timing and amount of future sublease income on restructured facilities. Actual amounts could differ from those estimates.

 Recently Issued Accounting Standards

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, which was issued in June 2000. The Company will adopt SFAS No. 133 in the first quarter of 2001. SFAS No. 133 requires that all derivative instruments be reported on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect the adoption of SFAS No. 133 to have any impact on its financial condition, results of operations, or business practices.

3. Investments

   The Company's investments are held-to-maturity securities. The following table summarizes the composition of these short and long-term investments at December 31, 2000:

   U.S. corporate debt securities................................... $  476,000
   U.S. government agencies.........................................    935,000
                                                                     ----------
   Total due within one year........................................ $1,411,000

   U.S. government agencies......................................... $1,000,000
                                                                     ----------
   Total due after one year......................................... $1,000,000

   At December 31, 2000, the estimated fair value of each investment approximated its amortized costs and therefore, there were no material unrealized gains or losses.

   There were no short or long term investments at December 31, 1999.

4. Impairment of Long-Lived Assets

   The Company periodically assesses whether any events or changes in circumstances have occurred that would indicate that the carrying amount of a long-lived asset might not be recoverable. When such an event or change in circumstance occurs, the Company evaluates whether the carrying amount of such asset is recoverable by comparing the net book value of the asset to estimated future undiscounted cash flows, excluding interest charges, attributable to such asset. If it is determined that the carrying amount is not recoverable, the Company recognizes an impairment loss equal to the excess of the carrying amount of the asset over the estimated fair value of such asset.

 Year Ended 1999

   In June 1999, as a result of the continuing downsizing of the Company's operations and continuing decline in operating results, the Company reviewed the carrying amount of its property and equipment and committed to a plan to dispose certain of its assets, primarily excess computer equipment and furniture relating to its restructured operations, either by sale or by abandonment. The fair value of the assets to be disposed of was

                        PERITUS SOFTWARE SERVICES, INC.

measured at management's best estimate of salvage value, by using the current market values or the current selling prices for similar assets. Based upon management's review, the carrying amount of assets having a net book value of $1,143,000 was written-down to a total amount of $389,000, representing the lower of carrying amount or fair value (salvage value) and the Company recorded an impairment charge totaling $754,000. The reduction in depreciation expenses resulting from this write-down was approximately $82,000 on a quarterly basis beginning in the third quarter of 1999. The Company completed its sale of assets associated with its June 1999 impairment charge in the third quarter of 1999 and the sale proceeds received were not significantly different from original estimates.

   During the third quarter of 1999, the Company made a decision to transfer the research and development responsibility for its CodeNine tool from India to the United States. As a result of that decision, the personnel of its Indian subsidiary were no longer required and were transferred (with the exception of one) to another company without cost. After the personnel transfer which occurred in September 1999, the Company ceased using the assets and anticipated no future productive use for such assets. Accordingly, the Company recorded an impairment charge of $145,000 against assets having a net book value of $182,000 to write down the assets involved, which consisted of primarily of leasehold improvements and computer equipment, to their estimated fair value (salvage value) of $37,000. The estimated salvage value of 20% of book value was determined through discussions with the Company's subsidiary manager in India regarding selling prices for similar assets. The Company concluded a sale agreement for the assets in February 2000 for $55,000 and the facility lease in India was extended by one month to facilitate completion of the sale of assets. The reduction in depreciation expense from the asset write-down was approximately $10,000 on a quarterly basis beginning in the fourth quarter of 1999.

   Also, in the third quarter of 1999, the Company completed its review of its product offering going forward. This review included its patent associated with its mass change engine that had a remaining capitalized cost of $62,000. The Company concluded that it could not afford and, therefore, would not develop any future products based upon the patented technology. Further, the Company was no longer generating revenue from its existing products based on the patented technology. In addition, during the third quarter, the Company investigated whether there was an opportunity to generate any income from the pursuit of possible patent infringements and concluded such generation was unlikely. The Company does not believe there is any opportunity to sell or license its patented mass change engine technology. Therefore, according to Paragraphs 6 and 7 of SFAS 121, the Company recorded an impairment charge for the entire remaining capitalized cost. The write-down was included in the third quarter impairment charge. Savings in amortization expense from this write-down was $17,000 on a quarterly basis beginning in the fourth quarter of 1999.

   The combination of the $754,000 impairment charge in June 1999 for writedown of the Company's assets in the United States, the $145,000 impairment charge in September of 1999 for writedown of the Company's assets in India, and the $62,000 impairment charge for the remaining patent book value resulted in a total impairment charge of $961,000 for the year ended December 31, 1999.

 Year Ended 1998

   Due to lower than anticipated revenue and greater than expected losses during the quarter ended September 30, 1998, the Company adopted a plan to stop development of all existing and in-process products originally acquired from MDI in December 1997, including all Vantage YR2000 renovation and testing software tools and the generic mass change product. Substantially all direct sales efforts relating to existing Vantage YR2000 products were also stopped. In connection with these actions, the Company also undertook a restructuring of its operations (See Note 5 of Notes to the Company's Consolidated Financial Statements) which included the closure of the Company's research and development facilities in Cincinnati, Ohio and Lisle,

                        PERITUS SOFTWARE SERVICES, INC.

Illinois and the termination of substantially all the employees at these facilities. As a result of these events, management concluded that an assessment of the recoverability of intangible assets recorded in connection with the acquisition of MDI in December 1997 was required at September 30, 1998. The Company determined that its property and equipment at these locations were not subject to impairment as substantially all such assets were scheduled to be re-deployed.

   In connection with the assessment, management prepared forecasts of the expected future cash flows related to these intangible assets on an undiscounted basis and without interest charges. Due to the fact that product development efforts had been stopped, the Company concluded that the existing technology acquired as part of the MDI acquisition would only be used in existing Vantage YR2000 products. As a result of this analysis, management determined that the estimated undiscounted net cash flows to be generated by acquired technology recorded as part of the MDI acquisition were less than the asset's net book value as of September 30, 1998. Accordingly, the acquired technology was written-down to $289,000, its estimated fair value, using a discounted cash flow model. With regard to intangible assets relating to assembled workforce and goodwill acquired from MDI, management concluded that the net book value of these amounts could no longer be supported due to the termination of all former MDI employees and the shift of the Company's strategy away from MDI-related products. Accordingly, the Company recorded an impairment charge totaling $4,294,000 during the quarter ended September 30, 1998.

   In December 1998, as a result of the significant downsizing of the Company's operations (See Note 5 of Notes to the Company's Consolidated Financial Statements) and continuing decline in operating results, the Company reviewed the carrying amount of its property and equipment at December 31, 1998 and committed to a plan to dispose certain of its assets, primarily excess computer equipment and furniture relating to the restructured operations, either by sale or abandonment. The plan was completed by September 30, 1999. The fair value of the assets to be disposed of was measured at management's best estimate of salvage value, by using the current market values or the current selling prices for similar assets. Costs to sell were estimated to be insignificant. Based upon management's review, the carrying amounts of assets having a net book value of $1,145,000 were written-down to a total amount of $221,000, representing the lower of carrying amount or fair value (salvage value) and the Company recorded an impairment charge totaling $924,000. The assets to be disposed of were not depreciated or amortized while they were held for disposal and the reduction in depreciation expense resulting from the write-down was approximately $48,000 on a quarterly basis beginning in the first quarter of 1999.

   The combination of the $4,294,000 impairment charge recorded in September 1998 and the $924,000 recorded in December of 1998 resulted in a total impairment charge of $5,218,000 for the year ended December 31, 1998.

5. Restructuring Charges

 Overview

   Under the Company's restructurings in 1998 and 1999, the Company terminated more than 220 people. Severance benefits generally included salary continuation for varying periods of up to one year, benefit continuation over the same period, and outplacement support. Under the Company's severance offerings, employees were required to sign a release before receiving any payments. In addition, salary continuation benefits stopped if a person obtained other employment.

   The Company's facility related restructuring charges included amounts related to closure or reduction in space for facilities in Billerica, Massachusetts; Westborough, Massachusetts; Cincinnati, Ohio; Lisle, Illinois; and Nashua, New Hampshire. In most cases, the Company had many years remaining under non-cancelable

                        PERITUS SOFTWARE SERVICES, INC.

leases. The Company's largest lease was for its 100,000 square foot headquarters facility in Billerica which had a lease termination in February 2006. Under its restructuring accruals, the Company recorded charges for the estimated difference between anticipated sublease income and the estimated expenses that would be incurred for the space in the future. The estimates included the following factors:

     (1) the difference between estimated sublease income and rent payments
     (2) estimated time the space would remain unoccupied earning no sublease income
     (3) estimated marketing costs including brokerage commissions
     (4) estimated building operating expense charges in the future
     (5) estimated costs to make the facilities ready for sublease

   The estimates were complicated by the fact that the facilities were located in several different real estate markets. The Company's estimates included input from the Company's real estate brokers.

   Due to the Company's degrading financial condition, there was a change between the original estimates and the final charges incurred. Rather than sublease the buildings, the Company entered into settlement agreements with the landlords for its Nashua, Cincinnati, Lisle and Billerica facilities. The Company believes that the settlements were very favorable to the Company (resulting in releases from the restructuring accrual) because the Company had ceased making rent payments for three facilities (Cincinnati, Lisle and Billerica), and had discussed filing for protection from creditors in its public filings. If the Company had not settled the leases under such distressed conditions, the charges incurred would undoubtedly have been higher resulting in a lower or zero release.

 Year Ended 1999

   On March 29, 1999, the Company announced its intention to restructure. The restructure plan was finalized on March 31, 1999 and the Company recorded a charge of $291,000, consisting of severance payments associated with the termination of approximately 30% of the Company's employees representing substantially all of its sales, marketing and year 2000 delivery personnel (40 employees). Payments related to terminated employees were completed by May 28, 1999. The restructuring resulted in a quarterly reduction of approximately $1,000,000 in salary and related costs beginning in the third quarter of 1999.

   The amounts accrued to and payments against the accrued restructuring during the first quarter of 1999 and the composition of the remaining balance at March 31, 1999 were as follows:

                                  Balance      Q1 1999 Q1 1999     Balance
                             December 31, 1998 Accrual Payments March 31, 1999
                             ----------------- ------- -------- --------------
                                              (in thousands)
   Provision for severance
    and benefit payments to
    terminated employees...       $  536        $291    $(212)      $  615
   Provisions related to
    closure of facilities
    and reduction of
    occupied space.........        2,144         --      (361)       1,783
                                  ------        ----    -----       ------
     Total.................       $2,680        $291    $(573)      $2,398
                                  ======        ====    =====       ======

   In April 1999, the Company decided to further reduce the amount of space it occupied in its Billerica, Massachusetts headquarters facility. The space consolidation was completed in the second quarter of 1999 and the Company increased the amount of space it was offering for sublease from 50,000 to 75,000 square feet. Accordingly, in June 1999, the Company recorded an additional restructure accrual of $517,000 consisting primarily of the cost of lease expenses and real estate commissions associated with the additional vacated 25,000 square feet net of estimated sublease income. The assumptions underlying the charge for the newly

                        PERITUS SOFTWARE SERVICES, INC.

vacated space and the space vacated in previous quarters were modified from previous assumptions based on the progress in marketing the vacated space and changes in market conditions. The estimated sublease date was changed from December 1, 1999 to January 1, 2000. The assumed sublease discount from the lease-related payments due under lease was lowered to 12%. The assumption regarding the discount period was changed to cover the entire lease term. Finally, estimated construction costs and commissions were also updated. The additional restructuring resulted in a quarterly reduction in lease-related costs of approximately $87,000 beginning in the third quarter of 1999.

   Due to the Company's degraded financial condition, in June 1999, the Company reached a settlement with American Financial Group, Inc. ("AFG") and its subsidiaries and affiliates for release from its real estate lease in Cincinnati, Ohio and certain other obligations. The Company had completely vacated the facility by June 30, 1999 and had no remaining obligations or liabilities associated with the facility. Of the total settlement, $136,000 was associated with the real estate lease and is included within the restructuring payments and reclassifications during the second quarter of 1999. The settlement was more favorable than the Company's original sublease assumptions and resulted in a release of $272,000 from the original estimated charges. The second quarter payments and reclassifications also includes a $296,000 adjustment to reclassify the rent levelization accrual associated with the vacated space in its Billerica headquarters facility from other accrued expenses into the restructure accrual.

   The Company's lease for its Billerica, Massachusetts facility that commenced in February 1998 contained lower rent payments during the early years offset by higher payments in later years. In accordance with paragraph 15 of SFAS 13, the Company therefore recorded monthly rent expense on a straight-line (levelized) basis (total of all months' rent divided by the number of lease months). Through June 1999, the rent expense recorded exceeded the rent payments due under the lease and the difference between the two amounts was credited to a rent levelization accrual. The presumption underlying this accounting was that the Company would eventually pay rents that exceeded the levelized rent and draw down the liability. In the second quarter of 1999, the Company concluded that the levelization liability associated with space included in restructuring should have been relieved at the time the space was included in restructuring. It therefore reclassified the rent levelization liability associated with the vacated portion of the building to the restructuring accrual. Of the total adjustment, $142,000 related to the 25,000 square feet that was added to restructuring in the second quarter of 1999 and the balance of the $154,000 was associated with earlier restructurings. The levelization liability associated with the portion of the building, which was still being used by the Company, remained as part of operating liabilities.

   The total facilities related payments/reclassifications for the second quarter of 1999 were as follows:

   Rent levelization reclassification................................ $ 296,000
   Cincinnati settlement (facility portion)..........................  (136,000)
   All other net payments............................................   (55,000)
                                                                      ---------
     Total........................................................... $ 105,000
                                                                      =========

   At the end of the second quarter of 1999, the Company re-evaluated its estimated costs associated with its previous restructure charges based upon activity and experience to date. This evaluation included a re-estimate of the remaining costs to be incurred in the future under the previous restructurings. The $813,000 release in the second quarter of 1999 represented the difference between the remaining restructure accrual and the future estimated costs. Of the total release, $75,000 was related to the provision of severance and benefit payments for terminated employees and $738,000 was related to the provision related to the closure of facilities and the reduction of occupied space. The $75,000 employee-related release resulted from differences in actual experience and original estimates due primarily to the fact that several employees obtained early employment or did not sign releases, and therefore, received lesser or no payments.

                        PERITUS SOFTWARE SERVICES, INC.

   The $738,000 facility related release in the second quarter of 1999 broke down as follows:

   Billerica related................................................. $(502,000)
   Cincinnati related................................................  (272,000)
   Lisle related.....................................................    36,000
                                                                      ---------
     Total........................................................... $(738,000)
                                                                      =========

   The Billerica related release resulted from the change in sublease assumptions discussed above. The Cincinnati related release resulted from the favorable settlement discussed above. The Lisle related negative amount was due to the fact that a settlement agreement had been negotiated (but not concluded) and it exceeded the remaining accrual.

   The combination of the 1999 second quarter accrual of $517,000 and the 1999 second quarter release of $813,000 resulted in a net favorable impact of $296,000 to the results of operations for the three months ended June 30, 1999

   The amounts accrued to and released from and payments and adjustments made against the restructure accrual during the second quarter of 1999 along with the composition of the remaining balance at June 30, 1999 were as follows:

                                Balance     Q2 1999 Payments/ Q2 1999 Q2 1999    Balance
                             March 31, 1999 Reclassifications Accrual Release June 30, 1999
                             -------------- ----------------- ------- ------- -------------
                                                     (in thousands)
   Provisions for severance
    and benefit payments to
    terminated employees...      $  615           $(425)       $--     $ (75)    $  115
   Provision related to
    closure of facilities
    and reduction of
    occupied space.........       1,783             105         517     (738)     1,667
                                 ------           -----        ----    -----     ------
     Total.................      $2,398           $(320)       $517    $(813)    $1,782
                                 ======           =====        ====    =====     ======

   In August 1999, the Company executed a lease termination agreement for its Lisle, Illinois facility. Under the agreement, the Company paid $100,000 and relinquished its $16,000 security deposit. These amounts were charged against the accrued restructuring liability during the third quarter of 1999.

   During the third quarter of 1999, the Company developed a workable plan to relocate its headquarters from Billerica to its existing facility in Westborough, Massachusetts. The plan, along with the Company's degraded financial condition, enabled the Company to negotiate a favorable settlement of its Billerica lease. In September 1999, the Company entered into a settlement agreement with BCIA New England Holdings LLC. Under the settlement, the Company agreed to pay $200,000 in cash, relinquish its $300,000 security deposit, issue 500,000 shares of common stock and provide $71,000 of furniture and equipment. All of these items were charged against the accrued restructuring liability during the third quarter of 1999. The Company also charged the liability for a $734,000 write-off of leasehold improvements and other fixed assets directly tied to its Billerica facility. The favorable Billerica settlement resulted in a release from the restructuring accrual of $392,000.

   The third quarter payments and reclassifications also include a $110,000 payment for the settlement of two telephone leases and the elimination of the associated $270,000 capital lease liability, and a $149,000 adjustment to reclassify the remaining rent levelization accrual for the Billerica facility from other accrued expenses into the restructure accrual.

                        PERITUS SOFTWARE SERVICES, INC.

   The total facilities related restructuring payments/reclassifications for the third quarter of 1999 broke down as follows:

   Lisle settlement................................................. $(116,000)
   Billerica cash payment...........................................  (200,000)
   Billerica security deposit.......................................  (300,000)
   Billerica stock issued (valued at 90% of closing price)..........   (89,000)
   Rent levelization reclassification...............................   149,000
   All other net payments...........................................   (30,000)
                                                                     ---------
     Total.......................................................... $(586,000)
                                                                     =========

   The total payments/reclassifications related to write-off of fixed assets, leasehold improvements, and telephone lease related items for the third quarter of 1999 broke down as follows:

   Billerica furniture provided..................................... $ (71,000)
   Leasehold and other fixed asset write-off........................  (734,000)
   Telephone leases settlement payment..............................  (110,000)
   Elimination of telephone capital leases..........................   270,000
                                                                     ---------
     Total.......................................................... $(645,000)
                                                                     =========

   The $436,000 facility related release in the third quarter of 1999 broke down as follows:

   Billerica related................................................. $(392,000)
   Lisle related.....................................................   (44,000)
                                                                      ---------
     Total........................................................... $(436,000)
                                                                      =========

   The Lisle related release resulted from the settlement of the Lisle telephone system lease for less than the capitalized lease liability.

   In total, the Company recorded a net favorable impact of $450,000 associated with restructuring to the results of operations for the three months ended September 30, 1999.

   The amounts accrued to and released from and payments and adjustments made against the restructure accrual during the third quarter of 1999 along with the composition of the remaining balance at September 30, 1999 were as follows:

                                                                        Balance
                                Balance    Q3 1999 Payments/ Q3 1999 September 30,
                             June 30, 1999 Reclassifications Release     1999
                             ------------- ----------------- ------- -------------
                                                (in thousands)
   Provisions for severance
    and benefit payments to
    terminated employees...     $  115          $  (101)      $ (14)     $ --
   Provision related to
    closure of facilities
    and reduction of
    occupied space.........      1,667             (586)       (436)       645
   Write-off of fixed
    assets, leasehold
    improvements, and
    telephone lease related
    items..................        --              (645)        --        (645)
                                ------          -------       -----      -----
     Total.................     $1,782          $(1,332)      $(450)     $ --
                                ======          =======       =====      =====

                        PERITUS SOFTWARE SERVICES, INC.

 Year Ended 1998

   In March 1998, the Company announced its intention for a strategic restructuring to refocus the Company's investments and to reduce its operating expenses. The Company effected this restructuring, which was finalized in the second quarter of 1998, and recorded a total charge of $1,439,000. The charge included severance-related payments of $947,000 associated with the termination of approximately 12% of the Company's employees in April 1998 (48 employees). At June 30, 1998, all 48 employees had been terminated with no further terminations remaining under the restructuring. In addition, $165,000 of the total restructuring charge related to support costs for a discontinued product. The final $327,000 of the restructuring charge related to the closure of two research and development and outsourcing centers (Westborough, Massachusetts, and Nashua, New Hampshire) consisting primarily of accrual of lease costs, net of estimated sublease income. Under its plan, the Company committed to vacate the majority of its Westborough facility effective June 1998. The $162,000 accrued for Westborough was computed as 100% of the lease-related payments for the period from June 1998 through the expiration of the lease for only that portion of the facility which was vacated. The Company estimated that it would be unable to sublease the space prior to the expiration of lease in December 1998, primarily due to the short period of time for which the space would be available to potential sublessees. The lease did expire in December 1998 and was not renewed. The assumption underlying the $165,000 charge recorded for the Nashua facility was that it would remain unoccupied for nine months and that it would be subleased thereafter at a 20% discount from the lease-related payments due under the Company's lease. Payments related to terminated employees were completed in June 1998 for 45 employees and were completed by September 1999 for the remaining 3 employees. Payments related to the closure and reduction of facilities were originally expected to be complete by April 2003. However, payments ended as of December 31, 1998, upon the execution of a settlement agreement with the Company's Nashua landlord. The restructuring resulted in a reduction of approximately $950,000 in salary and related costs and $90,000 in facility-related costs on a quarterly basis beginning in the second quarter of 1998.

   In September 1998, the Company announced its intention to restructure and recorded a total restructuring charge of $3,372,000. The charge included $1,909,000 for severance-related payments associated with the termination of approximately 33% of the Company's employees at that time (89 employees). At September 30, 1998, all 89 employees had been terminated with no further terminations remaining under the restructuring. The charge also included $1,463,000 related to the closure of two research and development centers (Cincinnati, Ohio and Lisle, Illinois) and a 30,000 square foot reduction of occupied space at the Company's headquarters facility in Billerica, Massachusetts. The accrual consisted primarily of estimated lease costs, net of estimated sublease income. The $837,000 charge associated with Billerica, assumed that the vacated space would remain empty for nine months and would be subsequently subleased thereafter at a 20% discount from the lease-related payments due under the Company's lease for the following four years. Thereafter, for the last two and one-half years of the lease, the Billerica sublease income was estimated to equal the amounts due under the Company's lease. The assumption for the Cincinnati charge of $442,000 and the Lisle charge of $184,000 was that space would remain empty for six months and would be subsequently subleased thereafter at a 20% discount from the lease-related payments due under the Company's lease until lease termination. Payments related to terminated employees were completed by December 1998 for 82 employees and were completed by September 1999 for the remaining 7 employees. Payments related to the closure of facilities and reduction of occupied space were originally expected to be completed by June 2003; however, payments ended as of September 30, 1999 upon the execution of a settlement agreement with the Company's Billerica landlord. The restructuring resulted in a reduction of approximately $1,900,000 in salary and related costs and $250,000 in lease-related costs on a quarterly basis beginning in the fourth quarter of 1998.

   In December 1998, the Company announced its intention to restructure and recorded a total restructuring charge of $1,316,000. The charge included $408,000 for severance-related payments associated with the termination of approximately 22% of the Company's employees at that time (45 employees). At December 31,

                        PERITUS SOFTWARE SERVICES, INC.

1998, all 45 employees had been terminated with no further terminations remaining under the restructuring. In addition, $908,000 of the restructuring charge related to its Billerica headquarters facility including a further reduction (20,000 additional square feet) of occupied space and consisted primarily of accrual of lease costs, net of estimated sublease income generally consistent with previous assumptions. However, the assumption on the amount of time the total 50,000 square feet of vacated space would remain unoccupied was extended from June 30, 1999 until November 30, 1999 based on the progress of the marketing efforts to date. Payments related to the terminated employees were completed by December 31, 1998. Payments related to the reduction of occupied space were originally expected to be complete by June 2003; however, payments ended as of September 30, 1999 upon the execution of a settlement agreement with the Company's Billerica landlord. The restructuring resulted in a reduction of approximately $950,000 in salary and related costs and $70,000 in lease-related costs on a quarterly basis beginning in the first quarter of 1999. In December of 1998, through its marketing activity, the Company found a new tenant for its Nashua, New Hampshire facility and executed a settlement agreement with its landlord rather than entering into a sublease. The settlement resulted in a $58,000 release from the restructuring accrual.

   The amounts accrued to, charged against and other adjustments made to the restructuring accrual during the year ended December 31, 1998 and the composition of the remaining balance at December 31, 1998 were as follows:

                               Balance                                   Balance
                             December 31,  1998    1998       Other    December 31,
                                 1997     Accrual Charges  Adjustments     1998
                             ------------ ------- -------  ----------- ------------
                                                (in thousands)
   Provision for severance
    and benefit payments to
    terminated employees...      $--      $3,264  $(2,558)    $(170)      $  536
   Provisions related to
    closure of facilities
    and reduction of
    occupied space.........       --       2,698     (503)      (51)       2,144
   Support costs for
    discontinued Product...       --         165     (165)      --           --
                                 ----     ------  -------     -----       ------
     Total.................      $--      $6,127  $(3,226)    $(221)      $2,680
                                 ====     ======  =======     =====       ======

6. Disposition of Majority-Owned Subsidiary

   In July 1998, the Company divested 100% of its equity interest in its majority-owned Spanish subsidiary, Persist, S. A. ("Persist"), to Persist for cash proceeds totaling $470,000. Accordingly, the results of operations of Persist subsequent to the date of disposition have been excluded from the Company's consolidated results for the year ended December 31, 1998. The gain on this transaction was determined as the excess of cash proceeds received by the Company over the net assets of Persist at the date of disposition and reflects the realization of the cumulative impact of foreign exchange rate fluctuations on the balance sheet of Persist while a subsidiary of the Company.

7. Property and Equipment

   Property and equipment consist of the following:

                                             Estimated       December 31,
                                            Useful Lives ---------------------
                                              (Years)       2000       1999
                                            ------------ ---------- ----------
    Equipment..............................     3-7      $1,480,000 $1,734,000
    Furniture, fixtures and internal use
     software..............................     5-7       1,040,000  1,040,000
    Leasehold improvements.................     2-5          43,000     43,000
                                                         ---------- ----------
                                                          2,563,000  2,817,000
    Less: Accumulated depreciation and
     amortization..........................               2,346,000  2,115,000
                                                         ---------- ----------
                                                         $  217,000 $  702,000
                                                         ========== ==========

                        PERITUS SOFTWARE SERVICES, INC.

   Equipment under capital leases at December 31, 2000 and 1999 was $53,000 and $53,000 with related accumulated depreciation of $26,000 and $15,000, respectively. Amortization expense related to assets under capital leases was $11,000, $69,000 and $48,000 for the years ended December 31, 2000, 1999 and
1998, respectively. Depreciation expense on all fixed assets amounted to $463,000, $1,166,000 and $2,063,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

8. Other Accrued Expenses and Current Liabilities

   Other accrued expenses and current liabilities consist of the following:

                                                               December 31,
                                                            -------------------
                                                              2000      1999
                                                            -------- ----------
   Sales and use tax accrual............................... $ 90,000 $  484,000
   Employee-related costs..................................   57,000    223,000
   Professional costs......................................   96,000    168,000
   Miscellaneous accruals..................................  134,000    253,000
                                                            -------- ----------
                                                            $377,000 $1,128,000
                                                            ======== ==========

   Miscellaneous accruals include items such as warranty costs exposure and accruals for expenses where no invoices had been received.

9. Related Party Transactions

   For the year ended December 31, 2000, the Company recorded revenue of $90,000 and $25,000 related to other services revenue with shareholders, Rocket Software, Inc. and Mr. Dominic Chan, respectively. At December 31, 2000, there were no balances in accounts receivable or in costs and estimated earnings in excess of billings on uncompleted contracts with related parties.

   For the year ended December 31, 1998, the Company recorded revenue of $204,000 and $255,000 related to software services and licensing agreements, respectively, with Great American Insurance Company ("GAI"), an affiliated company of a significant shareholder, APU. At December 31, 1998, $42,000 was included in accounts receivable from related parties with respect to this customer.

   For the years ended December 31, 1998 and 1997, Persist, S.A. ("Persist'), the Company's majority-owned Spanish subsidiary, recorded revenue of $872,000 and $1,183,000, respectively, related to outsourcing services to a corporation owning a majority of and 27% of the outstanding stock of Persist at December 31, 1998 and 1997, respectively. The Company divested 100% of its equity interest in Persist in July of 1998.

10. ACCOUNTS RECEIVABLE PURCHASE AGREEMENT

   The Company concluded an accounts receivable purchase agreement in 1999 with a lender to permit borrowing against certain acceptable receivables at a rate of 80% of the face amount of such receivables up to a maximum of $4 million. In exchange for such agreement, the Company granted the lender a security interest in substantially all of its assets. There can be no assurance that the Company will be able to successfully borrow against such agreement, negotiate other borrowing arrangements or raise additional funds through bank borrowings and/or debt and/or equity financings. To date, the Company has not had any borrowings under this agreement.

                        PERITUS SOFTWARE SERVICES, INC.

11. Income Taxes

   The components of loss before income taxes are as follows:

                                               Year Ended December 31,
                                         --------------------------------------
                                            2000         1999          1998
                                         -----------  -----------  ------------
   Domestic............................. $(4,199,000) $(2,222,000) $(26,393,000)
   Foreign..............................       5,000     (359,000)     (255,000)
                                         -----------  -----------  ------------
                                         $(4,194,000) $(2,581,000) $(26,648,000)
                                         ===========  ===========  ============

   The provision (benefit) for income taxes consists of the following:

                                              Year Ended December 31,
                                         ------------------------------------
                                            2000        1999         1998
                                         -----------  ---------  ------------
   Current:
   Federal.............................. $       --   $     --   $        --
   State................................ $       --   $     --   $        --
   Foreign..............................     (28,000)     2,000        25,000
                                         -----------  ---------  ------------
                                             (28,000)     2,000        25,000
                                         -----------  ---------  ------------
   Deferred:
   Federal..............................  (1,550,000)  (513,000)   (9,546,000)
   State................................    (245,000)    37,000    (1,902,000)
                                         -----------  ---------  ------------
                                          (1,795,000)  (476,000)  (11,448,000)
   Change in deferred tax asset
    valuation allowance.................   1,795,000    476,000    11,448,000
                                         -----------  ---------  ------------
                                         $   (28,000) $   2,000  $     25,000
                                         ===========  =========  ============

   No current federal or state income taxes were payable in the years ended December 31, 2000, 1999 or 1998 as a result of taxable losses incurred.

   The components of deferred tax assets and liabilities follow:

                                                         December 31,
                                                   --------------------------
                                                       2000          1999
                                                   ------------  ------------
   Deferred tax assets:
   Net operating loss carry-forwards.............. $ 36,718,000  $ 33,703,000
   Tax credit carry-forwards......................      746,000       778,000
   Nondeductible accrued expenses and reserves....      166,000       525,000
   Other deferred tax assets......................      165,000     1,106,000
                                                   ------------  ------------
   Gross Deferred Assets..........................   37,795,000    36,112,000
                                                   ------------  ------------
   Deferred tax liabilities:
   Estimated costs and earnings in excess of
    billings on uncompleted contracts.............       (4,000)     (116,000)
   Gross deferred tax liabilities.................       (4,000)     (116,000)
                                                   ------------  ------------
   Net deferred tax (liabilities) assets..........   37,791,000    35,996,000
   Deferred tax asset valuation allowance.........  (37,791,000)  (35,996,000)
                                                   ------------  ------------
                                                   $        --   $        --
                                                   ============  ============

                        PERITUS SOFTWARE SERVICES, INC.

   At December 31, 2000 and 1999, the Company has provided a valuation allowance for the full amount of its net deferred tax assets since, based on the weight of available evidence, management has concluded that it is more likely than not (defined as a likelihood of slightly more than 50%) that these future benefits will not be realized. If the Company achieves profitability, these net deferred tax assets may be available to offset future income tax liabilities and expense.

   A reconciliation between the amount of reported income tax provision (benefit) and the amount determined by applying the U.S. federal statutory rate to the loss before income taxes and minority interest in majority-owned subsidiary follows:

                                                Year Ended December 31,
                                           -----------------------------------
                                              2000        1999        1998
                                           -----------  ---------  -----------
   Loss at statutory rate................  $(1,468,000) $(903,000) $(9,327,000)
   Tax credit carry-forwards.............          --         --      (655,000)
   Permanent differences and other, net..      (96,000)   571,500      191,000
   State tax benefit, net of federal
    effect...............................     (259,000)  (142,500)  (1,632,000)
   Change in deferred tax asset valuation
    allowance............................    1,795,000    476,000   11,448,000
                                           -----------  ---------  -----------
                                           $   (28,000) $   2,000  $    25,000
                                           ===========  =========  ===========

   At December 31, 2000, the Company had available net operating loss carry-forwards of approximately $89.1 million and $89.4 million for federal and state income tax reporting purposes, respectively. At December 31, 2000, the Company had research and development credit carry-forwards of $508,000 and $237,000 available to offset future federal and state income tax, respectively. These carry-forwards and credits will expire at various times during the period 2001 through 2019 if not utilized.

   In accordance with certain provisions of the Internal Revenue Code, a change in ownership of greater than 50% within a three-year period places an annual limitation on the Company's ability to utilize its existing net operating loss and research and development tax credit carry-forwards. As a result of the $4 million investment by Rocket Software, Inc. on March 27, 2000, the limitation was triggered.

12. Stock Plans

 1992 Long-Term Incentive Plan and 1997 Stock Incentive Plan

   In January 1992, the Board of Directors established the Long-Term Incentive Plan (the "1992 Incentive Plan"). In May 1997, the Board of Directors established the 1997 Stock Incentive Plan (the "1997 Incentive Plan") which replaced the 1992 Incentive Plan. The 1992 Incentive Plan and the 1997 Incentive Plan allow for the grant of awards in the form of incentive and nonqualified stock options, restricted stock awards and other stock-based awards, including the grant of shares based upon certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights (collectively, the "Awards") to officers, employees, directors, consultants and advisors of the Company. At December 31, 2000, 3,950,000 shares of common stock were authorized under the 1997 Incentive Plan, and no further grants may be made under the 1992 Incentive Plan. Incentive stock options are granted at an exercise price equal to the fair market value of the Company's common stock at the grant date (or no less than 110% of the fair market value in the case of optionees holding more than 10% of the voting stock of the Company) and expire 10 years from the date of grant or upon termination of employment. Non-qualified stock options are granted at an exercise price determined by the Board of Directors and expire 10 years from the date of grant. Both the incentive and non-qualified stock options are exercisable at various dates as determined by the Board of Directors. Through December 31, 1999, no awards other than incentive stock options and non-qualified stock options were issued under the 1992 Incentive and 1997 Incentive Plans.

                        PERITUS SOFTWARE SERVICES, INC.

 1997 Director Stock Option Plan

   The Company's 1997 Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in May 1997. Under the terms of the Director Plan, directors of the Company who are not employees of the Company or any subsidiary of the Company are eligible to receive non-statutory options to purchase shares of Common Stock. A total of 200,000 shares of Common Stock were initially available for issuance upon exercise of options granted under the Director Plan. On March 24, 2000, the Board of Directors amended the Director Plan to increase the number of shares available for issuance thereunder to 600,000. The Director Plan was also amended to provide (i) that commencing in 2001, on the last trading day in April, options to purchase 25,000 shares will be granted to each director serving on the Board of Directors on such date who has been a director for the entire preceding twelve months, (ii) for an initial grant of options to purchase 25,000 shares to each new non-employee director elected after April 1, 2000, and (iii) for a grant of options to purchase 50,000 shares on the first trading day in April 2000 for each director serving on the Board of Directors on such date.

 Summary of Activity Under Stock Option Plans

   At December 31, 2000, there were 1,651,944 options available for future grant under the 1997 Incentive Plan and the Director Plan.

   The following table summarizes stock option activity during the years ended December 31, 2000, 1999 and 1998:

                                              Year Ended December 31,
                             -------------------------------------------------------------
                                    2000                1999                 1998
                             ------------------- -------------------- --------------------
                                        Weighted             Weighted             Weighted
                                        Average              Average              Average
                                        Exercise             Exercise             Exercise
                              Shares     Price     Shares     Price     Shares     Price
                             ---------  -------- ----------  -------- ----------  --------
   Outstanding at beginning
    of year................  2,874,418  $1.2135   4,331,572  $4.0008   4,160,967  $5.9797
   Granted.................    920,000   0.5723   1,823,500   0.2026   3,166,340   3.9877
   Exercised...............   (145,928)  0.2077      (1,000)  0.0004    (883,185)  1.1507
   Forfeited...............   (416,629)  1.4200  (3,279,654)  4.2350  (2,112,550)  9.0704
                             ---------           ----------           ----------
   Outstanding at end of
    year...................  3,231,861   1.0498   2,874,418   1.2135   4,331,572   4.0008
                             =========           ==========           ==========
   Options exercisable at
    end of year............  2,859,826   0.9754   1,508,288   1.2605   1,254,326   2.7785
                             =========           ==========           ==========

                        PERITUS SOFTWARE SERVICES, INC.

   The following summarizes information regarding stock options outstanding and exercisable at December 31, 2000:

                                       Options Outstanding              Options Exercisable
                              -------------------------------------- --------------------------
                                           Weighted
                                            Average
                                           Remaining
                                          Contractual    Weighted                   Weighted
                                Number       Life        Average       Number       Average
   Range of Exercise Prices   Outstanding   (years)   Exercise Price Outstanding Exercise Price
   ------------------------   ----------- ----------- -------------- ----------- --------------
   $ 0.000-$ 0.100.........      154,375      2.2         $ 0.10        154,375      $ 0.10
   $ 0.101-$ 0.250.........    1,872,736      7.6         $ 0.19      1,837,736      $ 0.19
   $ 0.251-$ 0.500.........       50,250      9.2         $ 0.44            250      $ 0.48
   $ 0.501-$ 1.000.........      716,800      6.4         $ 0.87        521,800      $ 0.87
   $ 1.001-$ 2.000.........       17,000      4.1         $ 1.60         17,000      $ 1.60
   $ 2.001-$ 5.000.........      278,230      5.8         $ 2.91        215,930      $ 2.91
   $ 5.001-$10.000.........       91,220      6.4         $ 8.14         61,610      $ 8.43
   $10.001-$15.000.........       15,000      0.1         $13.00         15,000      $13.00
   $15.001-$20.000.........       36,250      5.5         $16.47         36,125      $16.47
                               ---------      ---         ------      ---------      ------
                               3,231,861      6.8         $ 1.05      2,859,826      $ 0.98
                               =========      ===         ======      =========      ======

   No compensation expense was recorded under APB No. 25 during the years ended December 31, 2000, 1999 and 1998. Had compensation cost been determined based upon the fair value of options at their grant dates as prescribed in SFAS No. 123, the Company's net loss and basic and diluted net loss per share would have been as follows:

                                              Year Ended December 31,
                                        --------------------------------------
                                           2000         1999          1998
                                        -----------  -----------  ------------
   Net Loss:
     As reported....................... $(4,166,000) $(2,583,000) $(26,673,000)
     Pro forma......................... $(5,756,000)  (7,671,000)  (36,204,000)
   Basic diluted net loss per share:
     As reported....................... $     (0.17) $     (0.15) $      (1.65)
     Pro forma......................... $     (0.23) $     (0.46)        (2.24)

   The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                             Year Ended
                                                            December 31,
                                                          -------------------
                                                          2000   1999   1998
                                                          -----  -----  -----
   Expected life (years).................................     2      2      5
   Volatility............................................   224%   198%    90%
   Risk-free interest rate...............................  6.26%  5.43%  5.02%
   Dividend yield........................................     0%     0%     0%
   Fair value of option grants-exercise price equal to
    the fair value of the related stock.................. $0.51  $0.17  $2.90

 1997 Employee Stock Purchase Plan

   In May 1997, the Board of Directors adopted the 1997 Employee Stock Purchase Plan (the "Purchase Plan"). As amended, the Purchase Plan provided for the issuance of up to 300,000 shares of the Company's common stock to participating employees. All employees of the Company whose customary employment is

                        PERITUS SOFTWARE SERVICES, INC.

more than 20 hours per week and who own no more than 5% of the total combined voting power or value of the stock of the Company were eligible to participate in the Purchase Plan. Under the terms of the Purchase Plan, the option price was an amount equal to 85% of the average market price per share of the common stock on either the first day or the last day of the offering period, whichever was lower. As amended, the Purchase Plan provided for four consecutive six-month offering periods beginning with the six-month period extending from October 1, 1997 through March 31, 1998. A total of 50,000 and 50,000 shares were sold on April 1, 1998 and October 1, 1998, respectively, under the Purchase Plan. No awards were made under the Purchase Plan in 1997. The Board of Directors terminated the Purchase Plan on April 1, 1999.

13. Defined Contribution Plan

   The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Under the plan, employees may contribute the lower of up to 20% of their salaries or a dollar amount prescribed by the Internal Revenue Code. The Board of Directors may elect to make a discretionary contribution to the plan. For the years ended December 31, 2000, 1999 and 1998, the Company contributed $53,000, $89,000 and $251,000 respectively, to the Plan.

14. Segment, Geographic, and Product Information

   The Company operates in one reportable segment due to its centralized structure and single industry segment: software maintenance, tools and services. The Company currently derives its revenue from software maintenance outsourcing services, software and methodology licensing and other services. Information by geographic area at December 31, 2000, 1999 and 1998 and for the years then ended, is summarized below (in thousands):

                             Outsourcing Services       License Revenue     Other Services Revenue
                            ----------------------- ----------------------- ----------------------- Long Lived
                            Unaffiliated Affiliated Unaffiliated Affiliated Unaffiliated Affiliated   Assets
                            ------------ ---------- ------------ ---------- ------------ ---------- ----------
   2000
    United States..........    $2,664      $ --        $1,045      $ --       $   699      $ 115      $  217
    Foreign................       --         --           --         --           --         --          --
                               ------      -----       ------      -----      -------      -----      ------
                               $2,664      $ --        $1,045      $ --       $   699      $ 115      $  217
                               ======      =====       ======      =====      =======      =====      ======
   1999
    United States..........    $5,923      $ --        $2,087      $ --       $ 3,188      $ --       $  668
    Foreign................       --         --           --         --           --         --           34
                               ------      -----       ------      -----      -------      -----      ------
                               $5,923      $ --        $2,087      $ --       $ 3,188      $ --       $  702
                               ======      =====       ======      =====      =======      =====      ======
   1998
    United States..........    $8,802      $ --        $9,189      $ 255      $11,850      $ 204      $4,027
    Foreign................       251        872          --         --           109        --          211
                               ------      -----       ------      -----      -------      -----      ------
                               $9,053      $ 872       $9,189      $ 255      $11,959      $ 204      $4,238
                               ======      =====       ======      =====      =======      =====      ======

   The geographic classification of revenue is determined based on the country in which the legal entity providing the services is located. Revenue from no single foreign country was greater than 10% of the consolidated revenues of the Company in 2000, 1999 or 1998.

 Significant Customers

   Revenue from four customers, Bull, Ford Motor Company, EMC Corporation, and CGI Group Inc., accounted for 40%, 15%, 12% and 10% of the Company's total revenue for the year ended December 31, 2000, respectively. For the year ended December 31, 1999, Bull and Compaq represented 22% and 12%, respectively, of the Company's total revenue. Revenue from two customers, AT&T and Bull, accounted for 12% and 10%,

                        PERITUS SOFTWARE SERVICES, INC.

respectively, of the Company's total revenue for the year ended December 31, 1998. At December 31, 2000, the Company had billed accounts receivable from Bull, Ford Motor Company, EMC Corporation, and CGI Group Inc., of $135,000, $0, $134,000 and $0, respectively. At December 31, 2000, the Company had billings in excess of costs and estimated earnings in excess of billings on uncompleted contracts with Bull and EMC of $29,000 and $129,000, respectively, and $8,000 of unbilled revenue with Bull. At December 31, 1999, the Company had accounts receivable from Bull of $236,000 for billed accounts receivable, $59,000 for costs and estimated earnings in excess of billings on uncompleted contracts and $116,000 for unbilled revenue. At December 31, 1999, the Company had no amounts receivable from Compaq. At December 31, 1998, the Company had amounts receivable from Bull of $164,000 for billed accounts receivable, $114,000 for costs and estimated earnings in excess of billings on uncompleted contracts and $77,000 for unbilled revenue.

15. Commitments

   The Company leases its operating facilities and certain equipment under non-cancelable operating and capital lease agreements. Rent expense for the years ended December 31, 2000, 1999 and 1998 was $315,000, $850,000 and $2,244,000,
respectively. Future minimum lease payments under non-cancelable leases as of December 31, 2000 are as follows:

                                                               Operating Capital
   Year Ending December 31,:                                    Leases   Leases
   -------------------------                                   --------- -------
   2001.......................................................  270,000  13,000
   2002.......................................................      --   12,000
                                                                -------  ------
                                                                270,000  25,000
   Less--Amount representing interest.........................      --    1,000
                                                                -------  ------
   Present value of minimum lease payments....................  270,000  24,000
                                                                =======  ======

16. Selected Quarterly Financial Data (Unaudited)

                                            Q1 2000  Q2 2000  Q3 2000  Q4 2000
                                            -------  -------  -------  -------
                                             (In Thousands, Except Share-
                                                     Related Data)
   Total revenue........................... $ 1,565  $  926   $1,047   $  985
   Gross Profit............................     985     467      678      633
   Net income (loss).......................  (3,810)   (433)      41       36
   Net income (loss) per basic and diluted
    share.................................. $ (0.21) $(0.02)  $ 0.00   $ 0.00

                                            Q1 1999  Q2 1999  Q3 1999  Q4 1999
                                            -------  -------  -------  -------
   Total revenue........................... $ 4,667  $3,113   $1,960   $1,458
   Gross Profit............................   1,620   1,156      835      558
   Net loss................................  (1,959)   (528)     (71)     (25)
   Net loss per basic and diluted share.... $ (0.12) $(0.03)  $(0.00)  $(0.00)

17. Legal Proceedings

   In December 1999, while continuing to deny any liability, the Company agreed to settle a then-pending class action lawsuit filed in the United States District Court for the District of Massachusetts relating to events during the period October 22, 1997 through October 26, 1998. The settlement was funded entirely by the Company's directors and officers liability insurer and became final on March 29, 2000.

   On or about April 28, 1999, the Company filed a lawsuit in the United States District Court for the District of Massachusetts against Micah Technology Services, Inc. and Affiliated Computer Services, Inc. (collectively,

                        PERITUS SOFTWARE SERVICES, INC.

"Micah"). The lawsuit principally alleged that Micah breached its contract with the Company by failing to pay for services performed by the Company under such contract. The lawsuit further alleged that since Micah was unjustly enriched by the services performed by the Company, the Company was entitled to recovery based on quantum meruit, and that Micah engaged in unfair and/or deceptive trade practices or acts in violation of Massachusetts General Laws ("M.G.L.") Chapter 93A by allowing the Company to perform services when Micah did not pay for such services. The lawsuit sought unspecified damages on the breach of contract and quantum meruit claims and double or triple damages on the Chapter 93A claim. Micah denied the Company's allegations and filed a counterclaim against the Company principally alleging fraud, negligent misrepresentations, breach of contract and that the Company engaged in unfair and/or deceptive trade practices or acts in violation of M.G.L. Chapter 93A by its misrepresentations and breach of contract. The Company denied the allegations contained in Micah's counterclaim. A non-binding mediation hearing was held on March 17, 2000 and no settlement was reached. On December 18, 2000, the Company and Micah agreed to settlement terms whereby Micah agreed to pay, and has paid $320,000 and both parties agreed to a general release from any and all claims relating to or arising out of this litigation.

   In addition to the matters noted above, the Company is from time to time subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability with respect to these other actions, currently known, will not have a material adverse effect on the Company's financial position or results of operations.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                        Peritus Software Services, Inc.
                                  ("Company"),

                             Rocket Software, Inc.
                                   ("Rocket")

                                      and

                        Rocket Acquisition Company, Inc.
                                  ("Acquiror")

                                 April 18, 2001

                          AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER is made as of April 18, 2001, by and among Peritus Software Services, Inc., a Massachusetts corporation ("Company"), Rocket Software, Inc., a Massachusetts corporation ("Rocket"), and Rocket Acquisition Company, Inc., a Massachusetts corporation ("Acquiror").

                                    RECITALS

   A. The respective Boards of Directors of Company, Rocket and Acquiror deem the merger of Acquiror into Company on the terms and conditions set forth in this Agreement and Plan of Merger (as from time to time amended in accordance herewith, this "Agreement") to be desirable and generally to the welfare and advantage of each, and in the best interests of the stockholders of each.

   B. The respective Boards of Directors of Company, Rocket and Acquiror have approved this Agreement and the merger of Acquiror into Company, with Company as the surviving corporation, and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein.

   C. The Board of Directors of Company has determined that the consideration to be paid for each share of Company Common Stock in the Merger is fair to and in the best interests of the stockholders of Company.

   D. The Board of Directors of Company has approved the transactions contemplated by this Agreement in accordance with the provisions of Section 1 of Massachusetts General Laws ch. 110F.

   E. The Board of Directors of Company has directed that this Agreement be submitted to the stockholders of Company for their approval, and Rocket, the majority stockholder of Acquiror, has heretofore approved and adopted this Agreement.

   F. Certain capitalized terms used herein are defined in Section 7 of this Agreement or elsewhere in this Agreement.

   NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and other valuable consideration, the receipt and adequacy whereof are hereby acknowledged, the parties hereto, intending to be legally bound, hereby represent, warrant, covenant and agree as follows:

Section 1. The Merger and Related Matters.

   1.1 The Merger.

   (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), at the Effective Time, Acquiror shall be merged with and into Company (the "Merger"). At the Effective Time, the separate corporate existence of Acquiror shall cease, and Company shall continue as the surviving corporation under the name Peritus Software Services, Inc. (the "Surviving Corporation").

   (b) Upon the terms and subject to the conditions set forth in this Agreement, the Merger shall become effective at the time of filing of articles of merger with the Secretary of State of the Commonwealth of Massachusetts in accordance with the provisions of the MBCL (the "Articles of Merger"), or at such later time in accordance with the provisions of the MBCL as is specified in the Articles of Merger. The Articles of Merger shall be substantially in the form of Articles of Merger attached hereto as Exhibit A. Company and Acquiror agree to file the Articles of Merger at the time of the Closing. The date and time when the Merger shall become effective is hereinafter referred to as the "Effective Time."

   (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of Acquiror and Company, and the Merger shall otherwise have the effects provided for under the MBCL.

   1.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby abandoned pursuant to Section 8, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Hale and Door LLP, 60 State Street, Boston, Massachusetts at 10:00 a.m., local time, on the first (1st) Business Day after the date on which the last of the conditions set forth in Sections 5 and 6 is fulfilled or waived, or at such other time, date or place as Company, Rocket and Acquiror may mutually agree in writing. The date on which the Closing actually takes place is hereinafter referred to as the "Closing Date".

   1.3 Articles of Organization; By-Laws; Directors and Officers.

   (a) The Articles of Organization of Company, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Corporation until amended in accordance with the terms thereof and the MBCL. The name of the Surviving Corporation shall be "Peritus Software Services, Inc."

   (b) The By-laws of Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until amended in accordance with the terms thereof, the Articles of Organization of the Surviving Corporation and the MBCL.

   (c) The directors and officers of Acquiror immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Articles of Organization and By-Laws of the Surviving Corporation.

   1.4 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Company or their respective stockholders:

   (a) Each share of common stock, par value $0.01 per share, of Company (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares held by Rocket or any of its wholly owned Subsidiaries or by Acquiror or any of its wholly owned Subsidiaries and shares held in the treasury of Company or by any of its wholly owned Subsidiaries) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $0.19 (the "Merger Price"), in cash, upon the surrender of the certificate representing such share.

   (b) Prior to the Effective Time, the Board of Directors of Company shall adopt appropriate resolutions and take all other actions necessary to provide that, except as may be otherwise agreed in writing between Acquiror and any holder of any Company Option Securities, each Company Option Security issued and outstanding immediately prior to the Effective Time (other than Company Option Securities held by Rocket or any of its wholly owned Subsidiaries or held in the treasury of Company or by any of its wholly owned Subsidiaries) shall, by virtue of the Merger and without any action on the part of the holder thereof, (i) in the case of Company Option Securities with a per share exercise price that is less than the Merger Price, be converted into the right to receive, upon the surrender of the instrument evidencing such Company Option Security, a cash payment equal to the product (the "Company Option Security Price") of (A) the number of shares of Company Common Stock subject to such Company Option Security and (B) the excess, if any, of the Merger Price over the per share exercise price of the Company Option Security, and each Company Option Security so converted will, upon such payment, be canceled, and, (ii) in the case of all other Company Option Securities, shall be canceled without payment of any consideration therefor or any cost or penalty to or other recourse to or against any of Company, Rocket and the Surviving Corporation and without any conversion thereof. In no event shall the holder of any Company Option Security be entitled, from and after the Effective Time, to acquire securities of the Surviving Corporation or Rocket. Anything herein to the contrary notwithstanding, no interest or dividends shall accrue or be payable or paid on the Company Option Security Price to any Person hereunder.

   (c) Each share of common stock, par value $0.01 per share, of Acquiror issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

   (d) Each share of Company Common Stock then held by Rocket or any direct or indirect wholly owned Subsidiary of Rocket, or held by Acquiror or any direct or indirect wholly owned Subsidiary of Acquiror, or held in the treasury of Company or by any direct or indirect wholly owned Subsidiary of Company, shall be canceled without payment of any consideration therefor and without any conversion thereof.

   (e) Notwithstanding anything in this Agreement to the contrary but only in the circumstances and to the extent provided by the MBCL, shares of Company Common Stock which are outstanding immediately prior to the Effective Time and which are held by stockholders who were entitled to and did not vote such shares in favor of the Merger or consented thereto in writing and who shall have properly and timely delivered to Company a written demand for payment of the fair cash value of shares of Company Common Stock in the manner provided in and complied with all of the relevant provisions of Sections 86 and 89 of the MBCL ("Dissenting Shares") shall not be converted into or represent the right to receive the Merger Price. Instead, the holders thereof shall be entitled to payment of the fair cash value of such shares in accordance with the provisions of Sections 86 through 98 of the MBCL; provided, however, that (i) if any holder of Dissenting Shares shall subsequently deliver a written withdrawal of his demand for payment of the fair cash value of such shares and the Board of Directors of Company or the Surviving Corporation, as the case may be, shall consent thereto, or (ii) if any holder fails to establish and perfect his entitlement to the relief provided in such Sections 86 through 98 of the MBCL or if the right of such holder to receive the fair cash value of such shares of Company Common Stock as to which he seeks relief otherwise terminates pursuant to any of Sections 86 through 98 of the MBCL, such shares shall thereupon cease to be deemed to be Dissenting Shares and shall be deemed to have been converted into and represent the right to receive, upon the surrender of the certificate or certificates representing such shares, as of the Effective Time, the Merger Price. Company will not settle any demand with respect to any Dissenting Shares without the consent of Rocket and Acquiror.

   1.5 Payment. (a) Pursuant to an agreement reasonably satisfactory to Company, Rocket and Acquiror (the "Disbursing Agent Agreement") to be entered into before the Closing Date among Rocket, Acquiror and a disbursing agent to be selected by Company and reasonably satisfactory to Rocket and Acquiror (the "Disbursing Agent"), at or immediately following the Effective Time, Company shall deposit or cause to be deposited in trust for the benefit of Company's stockholders cash to which holders of Company Common Stock and holders of the Company Option Securities shall be entitled at the Effective Time pursuant to the provisions of Section 1.4. The Disbursing Agent shall invest the cash deposited with it in such manner as the Surviving Corporation directs; provided, however, that substantially all of such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Service, Inc. or Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $1,000,000,000 (collectively, "Permitted Investments") or in money market funds which are invested solely in Permitted Investments; provided further, however, that the maturities of Permitted Investments shall be such as to permit the Disbursing Agent to make prompt payment of the Merger Price. Any net profit from, or interest or income produced by, Permitted Investments shall be payable to the Surviving Corporation as and when requested by the Surviving Corporation. The Surviving Corporation shall be required to replace any funds lost as a result of any investment. Any funds remaining unclaimed following the expiration of the twelfth (12th) month after the Effective Time shall be released and repaid or redelivered by the Disbursing Agent to the Surviving Corporation upon demand, after which time Persons entitled thereto may look, subject to applicable escheat and other similar laws, only to the Surviving Corporation and to Rocket, which shall remain responsible for payment thereof. Notwithstanding the foregoing, neither the Surviving Corporation, Rocket nor the Disbursing Agent shall be liable to any holder of a share of Company Common Stock for any Merger Price delivered in respect of such share to a public official pursuant to any applicable escheat or other similar law.

   (b) As soon as practicable after the Effective Time, the Disbursing Agent shall send a notice and transmittal form to each holder of a certificate or certificates theretofore evidencing shares of Company Common Stock, other than certificates representing Dissenting Shares (such certificates, other than those representing shares to be canceled pursuant to Section 1.4(d) and Dissenting Shares, are collectively referred to herein as the "Certificates"), advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Disbursing Agent such Certificate for payment of the Merger Price. Upon the surrender of a Certificate to the Disbursing Agent together with and in accordance with such transmittal form, the holder thereof shall be entitled to receive in exchange therefor the Merger Price payable in respect of each share of Company Common Stock represented thereby. Upon such surrender, the Disbursing Agent will promptly pay the Merger Price. Except as otherwise provided in Section 1.4, until so surrendered, each such Certificate shall be deemed for all purposes to evidence only the right to receive the Merger Price.

   (c) If the Merger Price (or any portion thereof) is to be paid to a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to the payment of the Merger Price that the Certificate so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise be in proper form for transfer, that such transfer otherwise be proper and that the Person requesting such transfer pay to the Disbursing Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Disbursing Agent and the Surviving Corporation that such taxes have been paid or are not required to be paid.

   (d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and subject to such other reasonable conditions as the Board of Directors of the Surviving Corporation may impose, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Price deliverable in respect thereof as determined in accordance with Section 1.4. When authorizing such issue of the Merger Price in exchange therefor, the Board of Directors of the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give the Surviving Corporation a bond or other surety in such sum as it may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen or destroyed.

   (e) Anything herein to the contrary notwithstanding, no interest or dividends shall accrue or be payable or paid on any portion of the Merger Price payable to any Person hereunder.

   (f) At and after the Effective Time, each holder of a Certificate or of a certificate representing shares of Company Common Stock to be canceled pursuant to Section 1.4(d) or of Dissenting Shares shall cease to have any rights as a stockholder of Company, except, in the case of the holder of a Certificate for the right to surrender Certificates in the manner prescribed by Section 1.5(b) in exchange for payment of the Merger Price or, in the case of the holder of Dissenting Shares, the right to perfect the right to receive payment for Dissenting Shares pursuant to Sections 86 through 98 of the MBCL. No transfer of Company Common Stock shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

   (g) The Disbursing Agent Agreement shall also contain provisions of a nature similar to those set forth in this Section with respect to payment of the Company Option Security Price required to be made with respect to Company Option Securities as provided for in Section 1.4(b).

Section 2. Representations, Warranties, Covenants and Agreements of Company.

   Except as otherwise disclosed in the Company SEC Documents or in the Disclosure Schedule (the "Disclosure Schedule") delivered by Company to Rocket herewith, Company hereby represents and warrants to Rocket and Acquiror as follows:

   2.1 Organization and Business; Power and Authority; Effect of Transaction.

   (a) Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, (ii) has all requisite power and authority (corporate and other) to own or hold under lease its properties and to conduct its business as now conducted and as presently proposed to be conducted, and has made and has in full force and effect all Governmental Authorizations and, to Company's knowledge, Private Authorizations to the extent required for such ownership and lease of its property and conduct of its business, and (iii) has duly qualified and is authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which it is required to be so qualified or authorized to do business, except where the failure to be so qualified or authorized to do business (individually or in the aggregate) would not have a Material Adverse Effect on Company. Complete and correct copies of the Articles of Organization and By-laws of Company, each as amended to date, have heretofore been made available by Company to Rocket. Such Articles of Organization and By-laws are in full force and effect.

   (b) Company has all requisite corporate power and authority necessary to enable it to execute and deliver, and to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and each Transaction Document executed or to be executed by Company; and the execution, delivery and performance of this Agreement and each Transaction Document executed or to be executed by Company have been duly authorized by all requisite corporate action, other than the Company Stockholder Approval. This Agreement has been duly executed and delivered by Company and constitutes, and each Transaction Document when executed and delivered by Company will constitute, legal, valid and binding obligations of Company, enforceable in accordance with their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

   (c) The authorized and outstanding capital stock of Company is as set forth in the Disclosure Schedule. All of such outstanding capital stock has been duly authorized and validly issued, is fully paid and nonassessable and is not subject to any preemptive or similar rights. Except as set forth in the Disclosure Schedule, (i) there is neither outstanding nor has Company or any Subsidiary agreed to grant or issue any shares of capital stock or any Option Security or Convertible Security and (ii) neither Company nor any Subsidiary is a party to or is bound by any agreement, put or commitment pursuant to which it is obligated to purchase, redeem or otherwise acquire any shares of capital stock or any Option Security or Convertible Security. Complete and correct copies of each of (A) the Long-Term Incentive Plan (1992), (B) the 1997 Stock Incentive Plan and (C) the 1997 Director Stock Option Plan of Company, together with representative forms of option agreements issued thereunder, have heretofore been delivered by Company to Rocket.

   (d) Subject to obtaining the Company Stockholder Approval, neither the execution and delivery of this Agreement or any Transaction Document, nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Company or any of its Subsidiaries:

     (i) (A) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of Company or any of its Subsidiaries or (B) will conflict with or result in a breach or violation of, or constitute a default under, any of the Organic Documents of Company or any of its Subsidiaries or (C) will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability under, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration of, any Contractual Obligation of Company or any of its Subsidiaries, or

     (ii) will result in or permit the creation or imposition of any Encumbrance upon any property now owned or leased by Company or any such other party, except, with respect to the immediately preceding clauses (i)(C) and (ii), in cases where such conflicts, breaches, violations, defaults, accelerations or Encumbrances would not (individually or in the aggregate) result in a Material Adverse Effect on Company.

   (e) Company does not have any Subsidiaries other than those set forth in on the Disclosure Schedule, each of which (i) is wholly owned, is a corporation which is duly organized, validly existing and in good standing under the laws of the respective state of incorporation set forth opposite its name on the Disclosure Schedule, (ii) has duly qualified and is authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which it is required to be so qualified or authorized to do business, except where to failure to be so qualified or authorized to do business (individually or in the aggregate) would not have a Material Adverse Effect on Company, and (iii) has full corporate power and authority to carry on the business in which it is engaged. Each such Subsidiary has made and has in full force and effect all Governmental Authorizations and, to Company's knowledge, Private Authorizations required for such ownership and lease of its property and conduct of its business. Company owns all of the outstanding capital stock as shown on the Disclosure Schedule of each such Subsidiary, free and clear of all Encumbrances, and all such stock has been duly authorized and validly issued and is fully paid and nonassessable. There are no outstanding Option Securities or Convertible Securities, or agreements, puts, commitments or understandings with respect to any of the foregoing, of any nature whatsoever relating to the authorized and unissued or the outstanding capital stock of any such Subsidiaries. Except as shown on the Disclosure Schedule, neither Company nor any of its Subsidiaries owns directly or indirectly any capital stock or equity or proprietary interest in any other Entity or enterprise, however organized and however such interest may be denominated or evidenced, or is party to or bound by any agreements, puts, commitments or understandings pursuant to which it is obligated to purchase or otherwise acquire any of the foregoing. None of the Entities, if any, so set forth in the Disclosure Schedule is a Subsidiary of Company except as so set forth.

   2.2 Company SEC Documents; Undisclosed Liabilities.

   (a) Each form, report, schedule, registration statement, definitive proxy statement and other document filed or required to be filed by Company with the Commission (as such documents have since the time of their filing been amended, the "Company SEC Documents"), including any financial statements filed or required to be filed as a part thereof, has been duly and timely filed by the Company and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and none of the Company SEC Documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Company has heretofore made available to Rocket true and complete copies of the Company SEC Documents. None of Company's Subsidiaries is required to file any forms, reports, schedules, registration statements, definitive proxy statements or other documents with the Commission.

   (b) The audited consolidated financial statements and unaudited interim consolidated financial statements of Company and its Subsidiaries included in the Company SEC Documents (i) comply in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange
Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the respective dates thereof and for the periods referred to therein, and (iv) are substantially consistent with the books and records of the Company. Except as set forth in the Company SEC Documents, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Company and its Subsidiaries or in the notes thereto, as of the respective dates thereof and for the periods referred to therein.

   (c) Company has delivered to Rocket a true and complete copy of Company's budget for the year ending December 31, 2001, as in effect at the date hereof.

   2.3 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements of Company and its Subsidiaries included in the Company SEC Documents: (i) there has been no Material Adverse Effect on Company; (ii) there has been no damage, destruction or loss, whether or not covered by insurance, that has or is likely to have a Material Adverse Effect on Company; (iii) none of the Company and its Subsidiaries has incurred any material liability or obligation (whether accrued, absolute, contingent or otherwise) other than in the ordinary course of business consistent with past practice, nor entered into any material transaction or agreement not in the ordinary course of business; (iv) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or any of its Subsidiaries on any class of capital stock or repurchase or redemption by the Company or any of its Subsidiaries of any class of capital stock; (v) there has been no change in accounting methods, principles or practices by Company or any of its Subsidiaries materially affecting its assets, liabilities or business, except insofar as may have been required by a change in GAAP; (vi) there has been no revaluation by Company of any of its or any of its Subsidiaries assets, other than any indirect revaluation effected via a change in the market price or trading volume of the Company Common Stock; (vii) each of Company and its Subsidiaries has operated its business in the normal, usual and customary manner in the ordinary and regular course of business consistent with past practice, including the maintenance of working capital at normal operating levels consistent with prior practice; and (viii) none of Company and its Subsidiaries has Encumbered any of its property or assets, other than Permitted Encumbrances.

   2.4 Title to Properties; Leases. Each of Company and its Subsidiaries has good and valid title to all the properties and assets reflected as owned on the most recent balance sheet of Company and its Subsidiaries included in the Company SEC Documents or used by Company or any of its Subsidiaries in its business if not so reflected, or purported to have been acquired by Company or any of its Subsidiaries since such date (other than inventory sold, or property, plant and other equipment used up or retired, since such date, in each case in the ordinary course of business consistent with past practice of Company and its Subsidiaries), in each case free and clear of all Encumbrances other than Permitted Encumbrances. The real property, improvements, equipment and personal property held under lease by any of Company and its Subsidiaries are held under valid and enforceable Leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Subsidiary, and Company or such Subsidiary enjoys peaceful and undisturbed possession under all Leases pursuant to which it holds any real property, improvements, equipment or personal property. The Disclosure Schedule contains a true, correct and complete list of all real estate owned or leased by Company or any of its Subsidiaries and all Leases and a list of all material items of fixed assets and machinery and equipment.

   2.5 Compliance with Contractual Obligations and Private Authorizations. The Disclosure Schedule sets forth a true, accurate and complete list of each Private Authorization and each Contractual Obligation which individually is material to any of Company and its Subsidiaries, all of which are in full force and effect. True and complete copies of each such Private Authorization and Contractual Obligation have been made available by Company to Rocket. Each of Company and its Subsidiaries has obtained and maintained all Private Authorizations which are necessary for the ownership by it of its properties and the conduct of its business as now conducted which, if not obtained and maintained, would (individually or in the aggregate) have a Material Adverse Effect on Company. Neither Company nor any Subsidiary is in breach or violation of, or is in default in the performance, observance or fulfillment of, any Contractual Obligation or Private Authorization, and no Event exists or has occurred, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a breach, violation or default, under any Contractual Obligation or Private Authorization, except for such defaults, breaches or violations as would (individually or in the aggregate) have a Material Adverse Effect on Company. No Private Authorization is the subject of any pending or, to Company's knowledge, threatened repudiation, revocation or termination.

   2.6 Litigation; Governmental Authorizations; Compliance with Applicable Law.

   (a) The Disclosure Schedule contains a list of all Legal Actions which are pending or in which Company or any of its Subsidiaries or any of its business, operations or properties, or any of its officers or directors in connection therewith, is engaged, or, to Company's knowledge, which involves the business, operations or properties of Company or any of its Subsidiaries, or, to Company's knowledge, which is threatened or contemplated against Company or any of its Subsidiaries or any of their business, operations or properties, or any of their officers or directors in connection therewith.

   (b) The Company and each of its Subsidiaries has obtained and maintained all Governmental Authorizations which are necessary for the ownership of its properties and the conduct of its business as now conducted which, if not obtained and maintained, would (individually or in the aggregate) have a Material Adverse Effect on Company. No such Governmental Authorization is the subject of any pending or, to Company's knowledge, threatened revocation on termination.

   (c) The Company is not in violation of or in default with respect to any Applicable Law which (individually or in the aggregate) would have a Material Adverse Effect on Company.

   2.7 Intellectual Property Rights. Company and its Subsidiaries own or possess sufficient trademarks, trade names, service marks, patent rights, copyrights, licenses, approvals, trade secrets and other similar rights (collectively, "Intellectual Property Rights") necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights could not reasonably be expected to result in a Material Adverse Effect on Company. None of Company and its Subsidiaries has received any notice of infringement or conflict with asserted intellectual property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would have a Material Adverse Effect on Company. The Disclosure Schedule sets forth a true, accurate and complete list of (i) each trademark, trade name, service mark, patent right or application, registered copyright owned by any of Company and its Subsidiaries and (ii) each other item of Intellectual Property Rights owned by any of Company and its Subsidiaries which, in the good faith judgment of management of Company, individually is material to any of Company and its Subsidiaries, all of which are in full force and effect. To the knowledge of Company, none of such items of Intellectual Property Rights is being infringed or violated by any other Person. No licenses, sublicenses or agreements pertaining to any of such items of Intellectual Property Rights are in effect except as set forth in the Disclosure Schedule.

   2.8 Employees.

   (a) To Company's knowledge, no employee of any of Company and its Subsidiaries is in violation of any material term of any employment contract, patent disclosure or invention agreement or non-competition agreement. There is no pending or, to Company's knowledge, threatened action, suit, proceeding or claim, or to its knowledge any basis therefor or threat thereof, with respect to any contract, agreement, covenant or obligation referred to in the preceding sentence. Company does not have any collective bargaining agreement covering any of its employees.

   (b) The Disclosure Schedule lists all employment, management, consulting, management retention or other personal service, or compensation agreements or arrangements covering one or more non-employees (including severance, termination or change-of-control arrangements) and all material employment, management, consulting, management retention or other personal service, or compensation agreements or arrangements covering one or more employees (including severance, termination or change-of-control arrangements), in each case entered into by Company or any of its Subsidiaries, and a true and complete copy of each such agreement has been delivered to Rocket.

   (c) The Disclosure Schedule sets forth a true and complete list as of April 9, 2001 of the names and positions of all employees of Company or any of its Subsidiaries and their respective base rate of compensation.

   2.9 Related Party Transactions. The Disclosure Schedule sets forth a fair and accurate list of any Contractual Obligation, or transaction occurring after the date of the most recent financial statements contained in the Company SEC Documents, between Company or any of its Subsidiaries and any of the officers, directors, employees, stockholders of any of Company or its Subsidiaries or, to Company's knowledge, any Affiliate of any of the foregoing (other than reasonable and customary compensation for services as officers, directors and employees), including any providing for the furnishing of services to or by, providing for rental of property, real, personal or mixed, to or from, or providing for the lending or borrowing of money to or from or otherwise requiring payments to or from, any such officer, director, employee, stockholder or Affiliate.

   2.10 Insurance. The Company and its Subsidiaries are insured by recognized institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction and acts of vandalism. The nature, amount and carriers of all such insurance are set forth in the Disclosure Schedule. The Company has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

   2.11 Tax Matters. Company and its Subsidiaries have heretofore filed the Tax Returns with respect to Tax periods ending after December 31, 1997, in the jurisdictions specified in, the Disclosure Schedule and have paid, or made adequate provision in accordance with GAAP consistently applied, for the payment of, all Taxes shown to be due and payable on such Tax Returns. All payroll and income Taxes which any of Company or its Subsidiaries is required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper Authorities to the extent due and payable. Neither Company nor any of its Subsidiaries has executed any waiver to extend, or otherwise taken any action that would have the effect of extending, the applicable statute of limitations in respect of any Tax liabilities of Company or any of its Subsidiaries for the fiscal years prior to and including the most recently completed fiscal year. Neither Company nor any of its Subsidiaries is a "consenting corporation" within the meaning of Section 341(f) of the Code. Company and each of its Subsidiaries have at all times been taxable as a Subchapter C corporation under the Code. Neither Company nor any Subsidiary has ever been a member of any consolidated group (other than with Company and its Subsidiaries) for Tax purposes. Federal and state income tax returns of Company and its Subsidiaries have been examined by the IRS or applicable state Authority as shown in the Disclosure Schedule. At the date hereof, there are no Encumbrances on any of the assets of Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. Neither Company nor any of its Subsidiaries (i) is a party to any Tax allocation or sharing agreement, or (ii) has any liability or obligation for the Taxes of any Person (other than Company or any of its Subsidiary) under Treas. Reg. (S)1.1502-6 (or any similar provision of any other Applicable Law), as a transferee or successor, by contract, or otherwise. Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

   2.12 Employee Benefit Plans.

   (a) The Disclosure Schedule lists each material Company Employee Benefit Plan and Company Benefit Arrangement. The Company has delivered to Rocket with respect to each such Company Employee Benefit Plan and Company Benefit Arrangement true and complete copies of (i) all written documents comprising such plans and arrangements (including amendments and individual, trust or insurance agreements relating thereto); (ii) the most recent Form 5500 series annual reports (including all schedules thereto) filed with respect to each such Company Employee Benefit Plan; (iii) the two most recent financial statements and actuarial reports, if any, pertaining to each such plan or arrangement; (iv) the summary plan description currently in effect and all material modifications thereto, if any, for each such Company Employee Benefit Plan; and (v) written communications to employees to the extent the substance of any Company Employee Benefit Plan described therein differs materially from the other documentation furnished under this Section.

   (b) None of Company or any of its Subsidiaries nor any ERISA Affiliate of any of them has at any time during the 6-year period preceding the date hereof participated in or been required to make or accrue a contribution to any Multiemployer Plan.

   (c) Other than pursuant to the provisions of COBRA or other Applicable Law, no Company Employee Benefit Plan provides benefits described in Section 3(1) of ERISA to any former employees or retirees of Company or any of its Subsidiaries. No condition exists that would prevent Company or any of its Subsidiaries from amending or terminating Company Employee Benefit Plan or Company Benefit Arrangement providing health or medical benefits in respect of any active or retired employee other than limitations imposed by law. The Company is in compliance in all material respects with COBRA, including all notification requirements thereunder. Set forth in the Disclosure Schedule is a list identifying each former employee of Company or any of its Subsidiaries or other Person who is entitled to receive health continuation coverage under COBRA at the date hereof, including a brief description of the coverage and the date at which such right to coverage shall terminate.

   (d) All Company Employee Benefit Plans that are Pension Plans intended to be qualified under Section 401 of the Code are so qualified and have been so qualified during the period since their adoption; each trust created under any such plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation. A true and correct copy of the most recent determination letter from the Internal Revenue Service regarding such qualified status for each such plan has been delivered to Rocket. No Company Employee Benefit Plan has incurred an accumulated funding deficiency (as defined in section 412 of the Code), whether or not waived. As of the last applicable annual valuation date on a termination basis, using the assumptions established by the Pension Benefit Guaranty Corporation as in effect on such date, no Company Employee Benefit Plan subject to Title IV of ERISA had accrued benefit obligations which exceed the current fair market value of the assets of such plan. None of Company and its Subsidiaries nor any ERISA Affiliate of any of them has incurred, or reasonably expects to incur prior to the Closing Date, any material liability under Title IV of ERISA, other than with respect to the payment of premiums to the Pension Benefit Guaranty Corporation.

   (e) Except as set forth in the Disclosure Schedule, no Company Employee will receive or be entitled to, and none of Company or any of its Subsidiaries shall be liable for, any additional benefits, bonuses, service or accelerated rights to payment of benefits under any Company Plan, including the right to receive any parachute payment, as defined in Section 280G of the Code, or become entitled to any severance, termination allowance or similar payments as a result of the transactions contemplated by this Agreement.

   (f) Each Company Plan has at all times prior hereto been maintained, in all material respects, in accordance with all Applicable Laws. Each Company or any of its Subsidiaries and the ERISA Affiliates of Company or any of its Subsidiaries have made full and timely payment of all amounts required to be contributed under the terms of each Company Plan and Applicable Law or required to be paid as expenses under such Company Plan. No Prohibited Transaction has occurred with respect to any Company Employee Benefit Plan or any other employee benefit plan or arrangement maintained by Company or any of its Subsidiaries or any ERISA Affiliate of Company or any of its Subsidiaries which is covered by Title I of ERISA which has resulted in or could result in material liability of any kind to any of Company and its Subsidiaries, other than any liability to the extent reflected in the financial statements of Company contained in the Company SEC Documents. No Reportable Event for which reporting has not been waived, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Company Employee Benefit Plan within the last six (6) years. Neither Company or any of its Subsidiaries nor any of its current or former ERISA Affiliates (while an ERISA Affiliate) has within the last six (6) years engaged in, or is a successor or parent corporation to any entity that has engaged in, a transaction described in
Section 4069 of ERISA.

   2.13 Absence of Sensitive Payments. None of Company and its Subsidiaries has
(a) made any contributions, payments or gifts to or for the private use of any governmental official, employee or agent where either the payment or the purpose of such contribution, payment or gift is illegal under any Applicable Law, (b) established or maintained any unrecorded fund or asset for any purpose or made any false or artificial entries on its books, or (c) made any payments to any Person with the intention or understanding that any part of such payment was to be used for any purpose other than that described in the documents supporting the payment.

   2.14 Bank Accounts, Etc. The Disclosure Schedule contains a true and correct and complete list as of the date hereof of all banks, trust companies, savings and loan associations and brokerage firms in which Company or any of its Subsidiaries has an account or a safe deposit box and the names of all Persons authorized to draw thereon, to have access thereto, or to authorize transactions therein, the names of all Persons, if any, holding powers of attorney from Company or any such Subsidiary and a summary statement as to the terms thereof.

   2.15 Broker or Finder. No Person assisted in or brought about the negotiation of this Agreement or the subject matter of the transactions contemplated hereby in the capacity of broker, agent or finder or in any similar capacity on behalf of Company or any of its Subsidiaries other than as set forth in the Disclosure Schedule, which sets forth a true, accurate and complete description of the arrangements with any such Person.

   2.16 Environmental Matters. Except as set forth in the Disclosure Schedule:

     (a) The operations of each of Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws.

     (b) To Company knowledge, all real property currently or formerly owned, leased or operated by Company or any of its Subsidiaries is free from contamination by any Hazardous Material, and none of Company nor any of its Subsidiaries has disposed or arranged for the disposal of Hazardous Material so as to give rise to liability for any off-site disposal or contamination.

     (c) To the knowledge of Company, each of Company and its Subsidiaries currently maintains all Environmental Permits necessary for their operations and are in compliance in all material respects with such Environmental Permits.

     (d) There are no Legal Actions or Environmental Claims pending or, to Company's knowledge, threatened, nor, to Company's knowledge, investigations with respect to any Environmental Claim pending or threatened, against any of Company or its Subsidiaries alleging the violation of any Environmental Law or asserting claims regarding Environmental Costs and Liabilities under any Environmental Law. None of Company or its Subsidiaries has received any claims or notices alleging liability under any Environmental Law.

     (e) None of Company or its Subsidiaries nor, to the knowledge of Company, any owner of premises leased or operated by any of Company or its Subsidiaries has with respect to such premises, filed any formal notice under any Environmental Law or other Law indicating past or present generation, treatment, storage, or disposal of Hazardous Material or reporting an Environmental Release of Hazardous Material into the environment.

     (f) There is not now nor, to the knowledge of Company, has there been in the past on, in or under any real property owned, leased or operated by any of Company or its Subsidiaries (i) any underground storage tanks, aboveground storage tanks, dikes or impoundments, (ii) any friable asbestos-containing materials or (iii) any polychlorinated biphenyls.

   2.17 Certain State Statutes Inapplicable. The Board of Directors of the Company has approved, within the meaning of Section 1 of the Massachusetts General Laws ch. 110F, this Agreement, the Merger and the other the transactions contemplated by this Agreement, and such approval is sufficient to render inapplicable to this Agreement, the Merger and the other the transactions contemplated by this Agreement the provisions of Massachusetts General Laws ch. 110F.

   2.18 Information Supplied. Neither the proxy statement relating to the approval by the stockholders of Company of this Agreement and the Merger (such proxy statement, including the exhibits thereto and the information incorporated therein by reference, as amended or supplemented from time to time, the "Proxy Statement") nor the Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") to be filed by the Company under the Exchange Act with the Proxy Statement shall, at the respective dates first mailed to Company's stockholders, at the time of the Company Stockholders Meeting or at the Effective Time, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of Proxies for the Company Stockholders Meeting which shall have become false or misleading, except that no representation or warranty is made by Company with respect to information supplied in writing by Rocket or Acquiror for inclusion in the Proxy Statement or Schedule 13E-3. The Proxy Statement and Schedule 13E-3 shall comply in all material respects as to form and content with the requirements of the Exchange Act.

   2.19 Voting Agreements and Noncompetition Agreements. To Company's knowledge, there are no voting trusts or other agreements or understandings with respect to the voting of Company Common Stock. Except as set forth on the Disclosure Schedule, none of Company, its Subsidiaries or any Person in which Company or its Subsidiaries own any interest is a party to any noncompetition agreement or other agreement or arrangement which restrains, limits or impedes the current or contemplated business or operations of Company or any of its Subsidiaries or would apply to Acquiror or any of its Affiliates following the Effective Time.

   2.20 Vote Required. The vote of a majority of the outstanding shares of Company Common Stock (the "Company Stockholder Approval") is the only vote of the holders of any class or series of Company capital stock necessary or required (under Applicable Law or otherwise) to approve this Agreement, the Merger and the transactions contemplated hereby. The shares of Company Common Stock held by Rocket at the date hereof are entitled to be voted by Rocket in respect of this Agreement, the Merger and the other transactions contemplated hereby.

   2.21 Special Committee and Board Recommendation; Opinion of Financial
Advisor.

   (a) Each of the special committee of the Board of Directors of Company established by the Board of Directors of Company on April 9, 2001 (the "Special Committee") and the Board of Directors of Company, at a joint meeting duly called and held on April 17, 2001, has by unanimous vote of those Special Committee members and directors present (who constituted 100% of the directors then in office other than Messrs. Magnusson and Youniss, who absented themselves from such meeting) (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the stockholders of Company and has approved the same, and (ii) resolved to recommend that the holders of the shares of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger.

   (b) On or prior to the date of this Agreement, Company, its Board of Directors and the Special Committee have received the Fairness Opinion of The Catalyst Group (the "Company Financial Advisor"). The Company has been authorized by the Company Financial Advisor, subject to prior review by the Company Financial Advisor, to include the Fairness Opinion in the Proxy Statement and in Schedule 13E-3. A true and complete copy of the Fairness Opinion has been furnished by Company to Rocket.

   2.22 Consents. Except (i) as set forth in the Disclosure Schedule, (ii) for the filing with the SEC of the Proxy Statement and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) for the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iv) for the filing of Schedule 13E-3 with the Commission, and (v) for such filings in connection with any state or local tax which is attributable to the change in beneficial ownership of Company's or its Subsidiaries' real property, if any (collectively, "Gains Taxes"), (the items in clauses (i) through (iv) being collectively referred to herein as

("Company Consents"), no Governmental Authorizations or Private Authorizations are required to be obtained or made by or with respect to Company or any of its Subsidiaries on or prior to the Closing Date in connection with (A) the execution, delivery and performance of this Agreement or any of the Transaction Documents to which Company is a party, the consummation of the transactions contemplated hereby and thereby or the taking by Company of any other action contemplated hereby or thereby, (B) the continuing validity and effectiveness of (and prevention of any material default under or violation of the terms of) any Lease, or Private Authorization or Contractual Obligation disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.5 above, to which any of Company or its Subsidiaries is a party or any Governmental Authorization of any of Company of its Subsidiaries or (C) the conduct by Company or any of its Subsidiaries of their respective businesses following the Closing as conducted on the date hereof.

   2.23 Disclosure. No representation or warranty by Company in this Agreement, or in any list, statement, document or information set forth in or attached to any schedule (including the Disclosure Schedule) delivered or to be delivered pursuant hereto, contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

Section 3. Representations and Warranties of Rocket and Acquiror.

   Rocket and Acquiror represent and warrant to Company that:

   3.1 Organization and Business; Power and Authority; Effect of Transaction.

   (a) Each of Rocket and Acquiror (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and (ii) has all requisite corporate power and authority to own or hold under lease its properties and to conduct its business as now conducted and as presently proposed to be conducted.

   (b) Each of Rocket and Acquiror has all requisite corporate authority, and has made and has in full force and effect all Governmental Authorizations and Private Authorizations necessary to enable it, to execute and deliver, and to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and each Transaction Document executed or to be executed by it; and the execution, delivery and performance of this Agreement and each such Transaction Document have been duly authorized by all requisite corporate action, including that, if required, of Acquiror's stockholders. This Agreement has been duly executed and delivered by each of Rocket and Acquiror and constitutes, and each Transaction Document executed or to be executed by it when executed and delivered by Rocket or Acquiror will constitute, its legal, valid and binding obligations, enforceable against it in accordance with their respective terms, subject as to enforcement of remedies to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting generally the enforcement of creditors' rights and subject to a court's discretionary authority with respect to the granting of a decree ordering specific performance or other equitable remedies.

   (c) Neither the execution and delivery of this Agreement or any Transaction Document executed or to be executed by Rocket or Acquiror, nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Rocket or Acquiror:

     (i) (A) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of Rocket or Acquiror or (B) will conflict with or result in a breach or violation of, or constitute a default under, any of the Organic Documents of Rocket or Acquiror or (C) will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability under, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration of, any material Contractual Obligation of Rocket or Acquiror, or

     (ii) will require any Governmental Authorization or Private
  Authorization, except for the filing with the Secretary of State of the Commonwealth of Massachusetts of the Articles of Merger,

except, with respect to clauses (i)(A), (i)(C) and (ii) above, such conflicts, breaches, defaults, violations, accelerations, authorizations or filings, that (individually or in the aggregate) are not reasonably likely to result in a Material Adverse Effect on Rocket or Acquiror or on the ability of Rocket or Acquiror to perform any of its obligations set forth in this Agreement or any Transaction Document.

   3.3 Broker or Finder. No Person assisted in or brought about the negotiation of this Agreement or the subject matter of the transactions contemplated hereby in the capacity of broker, agent or finder or in any similar capacity on behalf of Acquiror or Rocket.

   3.4 Information Supplied. The information supplied in writing by Rocket or Acquiror for inclusion in the Proxy Statement or Schedule 13E-3 will not, at the respective dates first mailed to Company's stockholders, at the time of the Company Stockholders Meeting or at the Effective Time, as the case may be, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of Proxies for the Company Stockholders Meeting which shall have become false or misleading, except that no representation or warranty is made by Rocket with respect to information supplied by Company or any other Person (other than Rocket or Acquiror) for inclusion in the Proxy Statement or
Schedule 13E-3.

   3.5 Transitory Subsidiary. Acquiror was formed for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities unrelated to this Agreement and the transactions contemplated hereby.

   3.6 Company Representations. Neither Rocket nor Acquiror nor any officer or director of either of them, by virtue of its status as a stockholder, director or other Affiliate of Company, has any knowledge of any breaches or violations of any representation or warranty of Company contained in this Agreement.

   3.7 Rocket Ownership of Company Common Stock. As of the date hereof, Rocket owns of record an aggregate of 10,000,000 shares of Company Common Stock.

Section 4. Certain Covenants.

   4.1 Access to Information. Company shall afford to each of Rocket and Acquiror and their accountants, counsel, financial advisors, financing sources and other representatives (the "Representatives") all reasonable access during normal business hours throughout the period prior to the Effective Time to all of its and its Subsidiaries properties, books, contracts, commitments and records (including Tax Returns) and, during such period, shall furnish promptly
(i) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of any federal or state securities laws or submitted to or filed with or received from the Commission or any other Authority in connection with the transactions contemplated by this Agreement or which management of Company has determined in good faith may have a material effect on its business, operations, properties, prospects, personnel, condition, financial or other, or results of operations and (ii) such other information concerning any of the foregoing as Rocket and Acquiror shall reasonably request; provided, however, that no investigation pursuant to this Section shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the transactions contemplated hereby. Rocket and Acquiror acknowledge and agree that, to the extent that any such information constitutes "Confidential Information" within the meaning of that certain Confidentiality Agreement, dated as of January 17, 2001 (the "Confidentiality Agreement"), such information shall be and remain subject to the terms and provisions of such Confidentiality Agreement, which remains in force and effect in accordance with its terms.

   4.2 Agreement to Cooperate.

   (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all commercially reasonable efforts or take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using its commercially reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, if any, to effect all necessary registrations, filings and submissions (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the Company Stockholder Approval.

   (b) In addition to the covenants set forth in the preceding subsection of this Section, Company agrees to use all commercially reasonable efforts on or prior to the Closing Date to obtain the satisfaction of the conditions specified in Sections 5 and 6. Rocket and Acquiror agree to cooperate with and to assist Company with respect to securing all necessary Governmental Authorizations and Private Authorizations to the consummation of the Merger.

   4.3 Expenses. Except as otherwise expressly provided herein, each party shall pay its own expenses incident to the negotiation, execution, delivery and performance of this Agreement (including, without limitation, all filing fees, printing and mailing expenses and all fees and expenses of its counsel, accountants, advisors and other consultants and representatives for all activities undertaken in connection with this Agreement), whether or not the transactions contemplated hereby are consummated. To the fullest extent practicable, Company agrees not to pay such expenses prior to the Closing, provided that all such expenses shall be paid within five (5) Business Days after the Closing.

   4.4 Public Announcements. No party shall, without the approval of the other parties, make or cause to be made any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby, except as and to the extent that it is required by Applicable Law to make such press release or other public announcement. To the extent reasonably practicable under the circumstances, the parties shall consult with each other prior to issuing any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby. Each of the parties hereto acknowledges and consents to that certain press release issued by Company on March 28, 2001 entitled "Peritus Software Services Announces It Has Received a Non-Binding Offer for Acquisition of the Company".

   4.5 Stockholders' Approval.

   (a) Company shall as soon as practicable submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at a duly called and held meeting of its stockholders (the "Company Stockholders Meeting", which term shall include any postponements or adjournments of such meeting). Unless otherwise required by the applicable fiduciary duties of the Board of Directors of Company, as determined in good faith by such directors after consultation with and based upon the advice of outside legal counsel, Company shall (i) recommend approval of this Agreement and the transactions contemplated hereby to the stockholders of Company, (ii) include in the Proxy Statement and Schedule 13E-3 such recommendation and the of the Board of Directors of Company and the Special Committee described in Section 2.21 above, and (iii) use all commercially reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement and the transactions contemplated hereby and otherwise to obtain the Company Stockholder Approval in accordance with all Applicable Law. Without limiting the generality of the foregoing, Company agrees that its obligations under the first sentence of this Section shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Company of any Acquisition Proposal or (B) the withdrawal or modification by the Board of Directors of Company or Special Committee of its approval or recommendation of this Agreement and the transactions contemplated hereby. Company shall take all action necessary to hold the Company Stockholders Meeting as soon as practicable following the date hereof.

   (b) To the extent permitted by Applicable Law, each of Rocket and Acquiror agrees to vote all shares of Company Common Stock held of record by it in favor of this Agreement and the Merger and other transactions contemplated hereby at the Company Stockholders Meeting; provided that (i) Company is not in material breach of any of its representations, warranties or covenants contained herein or in any Transaction Document, (ii) there is no bona fide written Acquisition Proposal with respect to Company which has been received by Company and not rejected in writing by Company, and (iii) neither the Board of Directors of Company nor the Special Committee shall have withdrawn or modified its approval or recommendation of this Agreement and the Merger and other transactions contemplated hereby.

   4.6 Proxy Statement; Schedule 13E-3.

   (a) Company shall prepare and file with the Commission as soon as is reasonably practicable after the date hereof, the Proxy Statement and Schedule 13E-3, and shall use its best efforts to have the Proxy Statement and Schedule 13E-3 cleared by the Commission as promptly as practicable. Company shall be responsible for the costs and expenses, including filing fees and printing and mailing costs, arising from the preparation, filing and mailing of the Proxy Statement and Schedule 13E-3. Company shall also take any other action required to be taken under Applicable Law in connection with the consummation of the transactions contemplated by this Agreement. Rocket and Acquiror and Company shall promptly furnish to each other all information, and take such other actions and otherwise cooperate, as may reasonably be requested in connection with any action by any of them in connection with the provisions of this Section.

   (b) Prior to the date of approval of the Merger by Company's stockholders, each of Company, Rocket and Acquiror shall correct promptly any information provided by it to be used specifically in the Proxy Statement or Schedule 13E-3 that shall have become false or misleading in any material respect and shall take all steps necessary to file with the Commission and have cleared by the Commission any amendment or supplement to the Proxy Statement and Schedule 13E-3, as so corrected, to be disseminated to the stockholders of Company to the extent required by Applicable Law. Without limiting the generality of the foregoing, Company shall notify Rocket promptly of the receipt of the comments of the Commission and of any request by the Commission for amendments or supplements to the Proxy Statement or Schedule 13E-3, or for additional information, and shall supply Rocket with copies of all correspondence between Company or its representatives, on the one hand, and the Commission or members of its staff, on the other hand, with respect to the Proxy Statement or
Schedule 13E-3. If at any time prior to the Company Stockholders Meeting any event should occur relating to Company, Rocket or Acquiror or their respective officers or directors which should be described in an amendment or supplement to the Proxy Statement or Schedule 13E-3, the parties shall promptly inform each other. Whenever any event occurs which should be described in an amendment or a supplement to the Proxy Statement or Schedule 13E-3, Company, Rocket and Acquiror shall, upon learning of such event, cooperate in promptly preparing, filing and clearing with the Commission and mailing to the stockholders of Company such amendment or supplement; provided, however, that, prior to such mailing, (i) Company, Rocket and Acquiror shall consult with each other with respect to such amendment or supplement, (ii) shall afford each other reasonable opportunity to comment thereon, and (iii) each such amendment or supplement shall be reasonably satisfactory to the other.

   4.7 No Solicitation; Other Offers.

   (a) Nothing contained in this Section 4.7(a) shall prevent the Board of Directors of Company or Special Committee from considering, discussing, or providing any nonpublic information to any Person relating to, an bona fide inquiry or proposal regarding any merger, sale of substantial assets, sale of share of capital stock (including without limitation by way of a tender offer) or similar transactions involving Company or any Subsidiaries of Company other than the Merger (any such inquiry or proposal being referred to herein as an "Acquisition Proposal") not solicited in violation of this Agreement, provided the Board of Directors of Company or the Special Committee, as the case may be, determines in good faith (upon consultation of outside counsel) that it is required to do so in order to discharge properly its fiduciary duties. Nothing contained in this

Section shall prohibit the Board of Directors of Company or the Special Committee from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer.

   (b) Company shall immediately notify Rocket and Acquiror after receipt of any Acquisition Proposal, or any modification of or amendments to any Acquisition Proposal, or any request for nonpublic information relating to Company or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Company or any Subsidiary of Company by any Person or entity that informs the Board of Directors of Company or the Special Committee or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Rocket and Acquiror shall be made orally and in writing, and shall indicate whether Company is providing or intends to provide the Person making the Acquisition Proposal with access to information concerning Company as provided in Section 4.7(c).

   (c) If the Board of Directors of Company or the Special Committee receives a request for material nonpublic information by a Person who makes, or indicates that it is considering making, an Acquisition Proposal, and the Board of Directors or the Special Committee, as the case may be, determines in good faith after consultation with outside counsel that it would be in the best interests of Company and its stockholders to provide such information, then, provided such Person has executed an appropriate confidentiality agreement, Company may provide such Person with access to information regarding Company. Company agrees not to release any third party from the confidentiality and standstill provisions of any confidentiality agreement to which Company is a party.

   (d) Company shall use its commercially reasonable efforts to inform the officers, directors and employees of Company and its Subsidiaries and any outside counsel, financial advisor, investment banker or other advisor or representative retained by Company of the restrictions described in this Section.

   4.8 Tax Returns. Without the prior written consent of Rocket, neither Company nor any of its Subsidiaries shall make or change any election, change an annual accounting or Tax period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim relating to Company or its Subsidiaries, surrender any right to claim a refund of Taxes, take or omit to take any similar action with respect to Taxes (other than the filing of any original Tax Return), if any such election, adoption, change, amendment, agreement, settlement, surrender or other action or omission would have the effect of increasing the Tax liability of Company and its Subsidiaries, by more than an aggregate amount of $25,000; provided, however, that Company may consent to an extension of a limitation period applicable to a Tax claim without Rocket's prior written consent (and Company will notify Rocket of any such extension no later than five (5) Business Days after taking such action if it would relate to the Company or its Subsidiaries).

   4.9 Conduct of Business by Company Prior to the Effective Time. Except as may be required by the terms of this Agreement or as may be consented to by Rocket in writing, between the date hereof and the Closing Company covenants that each of Company and its Subsidiaries:

     (a) will not issue or sell or purchase or agree to issue or sell or purchase any capital stock or any Option Security or Convertible Security, otherwise than pursuant to any Company Option Securities or Company Convertible Securities outstanding at the date hereof and listed on the Disclosure Schedule pursuant to Section 2.1(c) above;

     (b) will (i) operate its business in the normal, usual and customary manner in the ordinary and regular course of business consistent with past practice, including the maintenance of working capital at normal operating levels consistent with past practice and the payment of accounts payable and other expenses consistent with past practice, (ii) use its commercially reasonable efforts consistent with past practice to preserve intact its business organization, and (iii) use its commercially reasonable efforts to keep available the services of its officers and employees;

     (c) will not sell or otherwise dispose of or contract to sell or otherwise dispose of, any of its properties or assets, other than inventory sold or otherwise disposed of in the ordinary course of business consistent with past practice;

     (d) except in each case in the ordinary course of business consistent with past practice or with the prior written consent of Rocket (which shall not be unreasonably withheld or delayed), (i) will not incur any obligations or liabilities (fixed, contingent or other), (ii) will not enter into any commitments, and (iii) will not sell or transfer any material asset or canceled or cancel any material debts or claims;

     (e) except in each case in the ordinary course of business consistent with past practice or with the prior written consent of Rocket (which shall not be unreasonably withheld or delayed), will not discharge or satisfy any Encumbrance or pay any obligation or liability (absolute or contingent) other than current liabilities or obligations under contracts existing on the date hereof or thereafter entered into in the ordinary course of business, and commitments under Leases existing on the date hereof or thereafter incurred in the ordinary course of business;

     (f) except in each case with the prior written consent of Rocket, will not Encumber any of its property or assets, other than Permitted Encumbrances;

     (g) will not increase the compensation or severance payable or to become payable to any of its officers, employees, advisers, consultants, salesmen or agents or otherwise alter, modify or change in any material respect the terms of their employment or engagement;

     (h) except in each case with the prior written consent of Rocket (which shall not be unreasonably withheld or delayed) or as otherwise contemplated hereby, will not amend or terminate or enter into any Lease, Governmental Authorization, Private Authorization, Lease, any Lease, Contractual Obligation disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.5 above, Company Benefit Arrangement or Company Employee Benefit Plan, or any Contractual Obligation or transaction with any Affiliate;

     (i) will not declare, make or pay, or agree to declare, make or pay, any Distribution other than any Distribution from a Subsidiary of Company to Company or to another Subsidiary of Company;

     (j) will not split, reclassify, combine or redeem any shares of any class of capital stock or amend or modify any of its Organic Documents;

     (l) will not take any action that would result in any representation or warranty of Company being untrue in any material respect;

     (m) will not make any change to its accounting (including Tax accounting) methods, principles, practices, or policies, other than those required by GAAP or Applicable Law;

     (n) will not, and shall cause the Company not to, agree to do any of the foregoing;

     (o) will not make or permit to be made any change affecting any bank, trust company, savings and loan association, brokerage firm account or safe deposit box or in the names of the Persons authorized to draw thereon, to have access thereto or to authorize transactions therein or in such powers of attorney, or open any additional accounts or boxes or grant any additional powers of attorney, without in each case promptly notifying Rocket in writing thereof; and

     (p) will timely keep Rocket informed with respect to all material capital expenditures or other material developments with respect to Company or any of its Subsidiaries.

   4.10 Certain Notices. Company will promptly notify Rocket of any and all Events which would require any change to be made in the Disclosure Schedule or which could cause or result in any breach or inaccuracy in any material respect of any of Company's representations and warranties, including without limitation those set forth in Section 2, or which are reasonably likely to impair the likelihood that all of the conditions specified in Sections 5 and 6 will be satisfied on or prior to the Closing Date.

   4.11 Indemnification of Officers and Directors.

   (a) All rights to indemnification existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the "Indemnified Persons") for their acts and omissions occurring prior to the Effective Time, as provided in the Company's Bylaws or Articles of Organization (as in effect at the date of this Agreement), shall survive the Merger and shall be observed by the Surviving Corporation to the fullest extent permitted by Massachusetts law for a period of six (6) years from the Effective Time.

   (b) From the Effective Time until the first anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time the existing $1.5 million policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement in the form of disclosed by the Company to Rocket prior to the date of this Agreement (the "Existing Policy"), provided, however, that the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage.

   4.12 Employee Benefits.

   (a) Rocket agrees that all employees of Company who continue employment with Rocket, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time ("Continuing Employees") shall be eligible to continue to participate in the Surviving Corporation's health and welfare benefit plans; provided, however, that (i) the employment of each Continuing Employee shall be "at will" employment, (ii) nothing in this Section or elsewhere in this Agreement shall limit the right of Rocket or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (iii) if Rocket or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in Rocket's health and welfare benefit plans to substantially the same extent as similarly situated employees of Rocket. Nothing in this Section or elsewhere in this Agreement shall be construed to create a right in any Continuing Employee or other Person to employment with Rocket, the Surviving Corporation or any other Subsidiary of Rocket.

   (b) Company shall terminate, effective as of the day immediately preceding the Effective Time, each Company Employee Benefit Plan sponsored or maintained by any of Company and its Subsidiaries (or in which any of any of Company and its Subsidiaries participate) that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a "Company 401(k) Plan") unless Rocket provides written notice to Company prior to the Effective Time that any such Company 401(k) Plans shall not be terminated. Rocket shall receive from the Company prior to Closing evidence that the Company 401(k) Plan(s) have been terminated pursuant to resolutions of the Board of Directors of Company or the Special Committee (the form and substance of such resolutions shall be subject to review and approval of Rocket), effective as of the day immediately preceding the Effective Time. If Rocket has not given the notice referred to in the first sentence of this Section 4.12(b), Rocket agrees to use its commercially reasonable efforts to cause to be taken all actions necessary or appropriate to cover, under substantially similar terms and conditions applicable to similarly situated Rocket employees, the Continuing Employees under a plan sponsored by Rocket that includes a cash or deferred arrangement intending to qualify under Section 401(k) of the Code ("Rocket 401(k) Plan"), effective with respect to Rocket's first full regular pay period beginning after the Closing Date. Rocket agrees to use its commercially reasonable efforts to cause the Rocket 401(k) Plan to accept rollover contributions of amounts properly distributed to participants from the Company 401(k) Plan(s), including any outstanding participant loan that is not in default as of the time of the rollover; provided however, that neither Rocket nor any plan administrator or trustee for the Rocket 401(k) Plan shall be obligated to accept on behalf of the Rocket 401(k) Plan any such rollover contributions unless (i) the participant requesting such rollover is otherwise eligible to participate in the Rocket 401(k) Plan at the time of the rollover and (ii) a favorable determination letter has been received from the IRS with respect to the qualification of the applicable Company 401(k) Plan in connection with the termination of such Company 401(k) Plan. Rocket agrees that, notwithstanding the foregoing provisions of this Section 4.12(b), participants in Company's 401(k) Plan(s) shall continue to direct the investment of their account balances, in accordance with applicable Plan terms, during the period after termination date of any such Plan until Plan distribution elections are made available to participants in connection with the Plan's termination.

   (c) The Continuing Employees will be given credit under Rocket employee benefit plans for services performed for Company for purposes of participation, vesting and benefit levels, to the same extent such services are so credited under Rocket's existing benefit plans; provided, however, that this Section 4.12(c) shall not apply for purposes of vesting under an option or other equity incentive award granted after the Effective Time.

Section 5.  Conditions Precedent to Rocket's and Acquiror's Obligations.

   The obligations of Rocket and Acquiror to consummate the Merger and other transactions contemplated hereby are subject to the satisfaction on the Closing Date of the following conditions except to the extent that any such condition may have been waived in writing by Rocket at or prior to the Closing Date:

   5.1 No Opposition. No Legal Action or other claim shall be pending or threatened at any time prior to or on the Closing Date before or by any Authority seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or which might in the judgment of Rocket have any Material Adverse Effect on Company, Rocket or Acquiror.

   5.2 Representations, Warranties and Covenants. The representations and warranties of Company contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date (except those which speak as of a date certain which shall continue to be true and correct in all material respects as of such date) on the Closing Date; each and all of the covenants, agreements and conditions to be performed or satisfied by Company or its Board of Directors or the Special Committee hereunder at or prior to the Closing Date (including but not limited to the obligations of the Board of Directors of Company set forth in Section 1.4(b) above) shall have been duly performed or satisfied in all material respects; and Company shall have furnished Rocket with such certificates and other documents evidencing the truth of such representations and warranties and the performance and satisfaction of such agreements or conditions as Rocket shall have reasonably requested.

   5.3 Company's Stockholders' Approval. Company shall have duly and validly obtained the Company Stockholder Approval.

   5.4 Dissenters' Rights. The beneficial owners of no more than seven and one-half percent (7.5%) of Company Common Stock shall have asserted dissenters' rights in connection with the Merger.

   5.5 Consents. Company shall have obtained unconditional consents to the assignment and continuation of all Private Authorizations and Contractual Obligations disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.5 above, including a consent from Bull HN Information Systems, Inc. substantially in the form included in the Disclosure Schedule or in such other form as may be reasonably acceptable to Rocket, but excluding a consent from Southborough/Westborough LLC under the Lease Agreement for Company's premises located at 112 Turnpike Road, Westborough, Massachusetts.

   5.6 No Material Adverse Change. As of the Closing Date, there shall not have occurred and be continuing any Material Adverse Change affecting any of Company and its Subsidiaries from those reflected in the most recently audited financial statements of Company and its Subsidiaries included in the Company SEC Documents, other than any material adverse change in the financial condition, operations or results of operations of Company and its Subsidiaries since December 31, 2001 arising out of matters of a general economic nature or matters affecting the industry generally, and none of Company and its Subsidiaries shall have sustained any loss or damage to its assets that materially affects its ability to operate its assets and business in the ordinary course of business.

   5.7 Cash at Closing. At Closing, the remainder of (i) the aggregate amount of cash and cash equivalents held by Company minus (ii) the lesser of (A) $840,000 and (B) the actual aggregate amount of out-of-pocket costs and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby, shall be equal to at least $4,810,000.

   5.8 Certain Certificates and Documents. Each of Company and its Subsidiaries shall have furnished Rocket and Acquiror with the following:

     (a) A certificate of its Clerk or Assistant Clerk as to (i) the by-laws,
  (ii) all resolutions of its Board of Directors and stockholders relating to this Agreement and (iii) incumbency of any officers signing any Transaction Document on its behalf.

     (b) A copy of each of Company's and its Subsidiaries' respective articles of organization or certificate of incorporation or similar document, as the case may be, as certified by the Secretary of State or other appropriate official of the jurisdiction of organization or incorporation of such Entity, each dated within a recent date prior to the Closing Date.

     (c) A certificate of legal existence and good standing for each of Company and its Subsidiaries from the Secretary of State or other appropriate official of the jurisdiction of organization or incorporation of such Entity, each dated within a recent date prior to the Closing Date.

     (d) Such other certificates, documents and instruments as may be necessary to effect the intent of this Agreement or consummate the transactions contemplated hereby or as Rocket or Acquiror may reasonably request.

Section 6. Conditions Precedent to Company's Obligations.

   The obligations of Company to consummate the Merger and the other the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions except to the extent that any such condition may have been waived in writing by Company at or prior to the Closing Date:

   6.1 Representations and Covenants. The representations and warranties of Rocket and Acquiror contained in this Agreement or otherwise made in writing by them or on their behalf pursuant hereto shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date except those which speak as of a date certain which shall continue to be true and correct in all material respects as of such date on the Closing Date; each and all of the agreements and conditions to be performed or satisfied by Rocket or Acquiror hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and Rocket shall have furnished Company with such certificates and other documents evidencing the truth of such representations and warranties and the performance and satisfaction of such agreements and conditions as Company shall have reasonably requested.

   6.2 No Opposition. As of the Closing Date, no injunction, writ or preliminary restraining order or order of any nature issued by any Authority of competent jurisdiction shall be in effect preventing the consummation of the transactions contemplated by this Agreement.

   6.3 Stockholder Approval. Company shall have duly and validly obtained the Company Stockholder Approval.

Section 7. Definitions.

   7.1 Principles of Construction. As used herein, unless the context otherwise requires, the following terms have the following respective meanings. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and the reference to any gender shall be deemed to include all genders. Except where the context otherwise requires, references to "this Section" or words of similar import shall be deemed to refer to the entire section and not a particular subsection and references to "hereunder," "herein," "hereof" or words of similar import shall be deemed to refer to the entire Agreement and not the particular Section or subsection or other provision. The words "includes" and "including" are not limiting and mean "including without limitation." In computation or periods of time from a specified date to a later specified date, the word "from" means "from and including," the words "to" and "until" each means "to but excluding," and the word "through" means "to and including." Unless otherwise defined or the context otherwise clearly requires, terms for which meanings are provided in this Agreement shall have such meanings when used in any schedule hereto (including the Disclosure Schedule) and each Instrument, notice, certificate, communication, opinion or other document executed or required to be executed pursuant hereto or thereto or otherwise delivered, from time to time, pursuant hereto or thereto. All accounting terms not specifically defined herein shall be construed in accordance with GAAP. References to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing such statute or regulation.

   7.2 Certain Defined Terms. The following terms shall have the respective meanings specified therefor below.

   "Acquiror" is defined in the preamble preceding the Recitals.

   "Acquisition Proposal" is defined in Section 4.7.

   "Affiliate," when used with respect to any specified Person, shall mean any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such specified Person.

   "Agreement" is defined in the Recitals.

   "Applicable Law" shall mean any Law of any Authority, whether domestic or foreign, including all federal and state Laws, to which the Person in question is subject or by which it or any of its property is bound, and including without limitation any: (a) administrative, executive, judicial, legislative or other statute, code, consent decree, constitution, decree, directive, enactment, finding, guideline, injunction, interpretation, judgment, law, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, or writ, of any Authority, domestic or foreign; (b) common law or other legal or quasi-legal precedent; or (c) arbitrator's, mediator's or referee's award, decision, finding or recommendation, or, in any case, any particular section, part or provision thereof.

   "Articles of Merger" is defined in Section 1.1.

   "Authority" shall mean any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including any federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, authority, board, body, branch, bureau, central bank or comparable agency or entity, commission, corporation, court, department, instrumentality, master, mediator, panel, referee, system or other political unit or subdivision or other entity of any of the foregoing, whether domestic or foreign.

   "Benefit Arrangement" shall mean any benefit arrangement (whether or not written), including (a) any employment or consulting agreement, (b) any arrangement providing for insurance coverage or workers' compensation benefits,
(c) any incentive bonus or deferred bonus arrangement, (d) any arrangement providing termination allowance, severance or similar benefits, (e) any equity compensation plan, (f) any deferred compensation plan and (g) any compensation policy and practice, but excluding in any event any Employee Benefit Plan.

   "Certificates" is defined in Section 1.5.

   "Closing" is defined in Section 1.2.

   "Closing Date" is defined in Section 1.2.

   "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6, Subtitle B of Title I of ERISA.

   "Code" shall mean the United States Internal Revenue Code of 1986, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

   "Commission" shall mean the Securities and Exchange Commission or any successor Authority thereto.

   "Company" is defined in the preamble preceding the Recitals.

   "Company 401(k) Plan" is defined in Section 4.12.

   "Company Benefit Arrangement" shall mean any Benefit Arrangement maintained by Company or any of its Subsidiaries, or any ERISA Affiliates of Company or any of its Subsidiaries, covering any employees, former employees, directors or former directors of Company or any of its Subsidiaries or any ERISA Affiliates of Company or any of its Subsidiaries, and the beneficiaries of any of them.

   "Company Common Stock" is defined in Section 1.4.

   "Company Consents" is defined in Section 2.22.

   "Company Convertible Securities" shall mean any Convertible Securities directly or indirectly convertible into or exchangeable for shares of Company Common Stock.

   "Company Employee" shall mean any present or former employee of Company or any of its Subsidiaries.

   "Company Employee Benefit Plan" shall mean any Employee Benefit Plan that is sponsored or contributed to by Company or any of its Subsidiaries, or any of ERISA Affiliates of Company or any of its Subsidiaries covering the employees or former employees of Company or any of its Subsidiaries or any ERISA Affiliates of Company or any of its Subsidiaries.

   "Company Financial Advisor" is defined in Section 2.21.

   "Company Option Securities" shall mean any Option Securities for the purchase or other acquisition of shares of Company Common Stock or Company Convertible Securities.

   "Company Plan" shall mean any Company Employee Benefit Plan or Company Benefit Arrangement.

   "Company SEC Documents" is defined in Section 2.2.

   "Company Stockholder Approval" is defined in Section 2.20.

   "Company Stockholder Meeting" is defined in Section 4.5.

   "Confidentiality Agreement" is defined in Section 4.1.

   "Continuing Employees" is defined in Section 4.12.

   "Contractual Obligation" shall mean, with respect to any Person, any term, condition, provision, representation, warranty, agreement, covenant, undertaking, commitment, indemnity or other obligation set forth or which is outstanding or existing under any Instrument (including without limitation any Instrument relating to or evidencing any indebtedness or capital lease obligation) to which such Person is a party or by which it or any of its properties is bound.

   "Convertible Securities" shall mean any evidences of indebtedness, shares of capital stock or other securities directly or indirectly convertible into or exchangeable for shares of common stock, whether or not the right to convert or exchange thereunder is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or existence or non-existence of some other Event, or both.

   "Disbursing Agent" is defined in Section 1.5.

   "Disbursing Agent Agreement" is defined in Section 1.5.

   "Dissenting Shares" is defined in Section 1.4.

   "Distribution" shall mean, with respect to any Person: (a) the declaration or payment of any dividend on or in respect of any shares of any class of capital stock of such Person; (b) the purchase, redemption or other retirement of any shares of any class of capital stock of such Person or any shares of capital stock of any Subsidiary owned by a Person other than such Person or a wholly owned Subsidiary of such Person; and (c) any other distribution on or in respect of any shares of any class of capital stock of such Person or any shares of capital stock of any Subsidiary owned by a Person other than such Person or a wholly owned Subsidiary of such Person.

   "Effective Time" is defined in Section 1.1.

   "Employee Benefit Plan" shall mean any benefit plan, as defined in Section 3(3) of ERISA.

   "Encumber" or "Encumbrance" shall mean any of the following: mortgage; lien (statutory or other); preference, priority or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, variance, reservation or limitation, right of way, zoning restriction, building or use restriction, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; any financing lease involving substantially the same economic effect as any of the foregoing; the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction; restriction on sale, transfer, assignment, disposition or other alienation; or any option, equity, claim or right of or obligation to, any other Person, of whatever kind and character.

   "Entity" shall mean any corporation, firm, unincorporated organization, association, partnership, limited liability company, a trust (inter vivos or testamentary), an estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Authority.

   "Environmental Claim" means any notice received by Company or any of its Subsidiaries of violation, action, claim, Environmental Lien, demand, abatement or other order or direction (conditional or otherwise) by any Authority or any other Person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, pollution, contamination or other adverse effects on the environment, or for fines, penalties or restrictions resulting from or based upon (a) the existence of an Environmental Release (including, without limitation, a sudden or non-sudden accidental or non-accidental Environmental Release) of, or exposure to, any Hazardous Material, noxious odor or illegal audible noise in, into or onto the environment (including, without limitation, the air, soil, surface water or groundwater) at, in, by, from or related to any property presently or formerly owned, operated or leased by any of Company or its Subsidiaries or any activities or operations thereon; (b) the transportation, storage, treatment or disposal of

Hazardous Material in connection with any property presently or formerly owned, operated or leased by any of Company or its Subsidiaries or their operations or facilities; or (c) the violation, or alleged violation, of any Environmental Law relating to environmental matters connected with any property presently or formerly owned, leased or operated by any of Company or its Subsidiaries.

   "Environmental Costs and Liabilities" means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies and Remedial Action) arising from or under any Environmental Law or contract, agreement or similar arrangement with any Authority or other Person required under any Environmental Law.

   "Environmental Law" shall mean any Law relating to or otherwise imposing liability or standards of conduct concerning pollution or protection of the environment or health or safety, occupational or other, including without limitation Laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, noises, odors or industrial, toxic or hazardous substances, materials or wastes, including without limitation Hazardous Materials, whether solid, liquid or gaseous in nature and whether as matter or energy, into the environment (including, without limitation, ambient air, surface water, ground water, mining or reclamation or mined land, land surface or subsurface strata) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, whether solid, liquid or gaseous in nature, including without limitation any Law relating to reporting, licensing, permitting, investigation and remediation of any of the foregoing. Environmental Laws shall include without limitation the Comprehensive Environmental Response, compensation and Liability Act (42 U.S.C.
Section 9601 et seq.), the Hazardous Material Transportation Act (49 U.S.C.
Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C.
Section 6901 et seq.), the Clean Water Act (Federal Water Pollution Control
Act) (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Safe Drinking Water Act (42 U.S.C. Section 300f et seq.), the Endangered Species Act (16 U.S.C. Section 1531 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. Section 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.), the Federal Insecticide, Fungicide Rodenticide Act (7 U.S.C. Section 136 et seq.), the Food, Drug and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Medical Waste Tracking Act of 1988, Pub. L. No. 100-582, 102 Stat. 2950 (1988), and the
Surface Mining Control and Reclamation Act of 1977 (30 U.S.C. Section 1201 et seq.), as such laws have been amended or supplemented from time to time, and any analogous present or future federal, state, local or foreign statutes, including transfer of ownership notification statutes.

   "Environmental Lien" means any Encumbrance arising under any Environmental
Law.

   "Environmental Permit" means any permit, approval, authorization, license, variance, registration or permission required under any applicable Environmental Law.

   "Environmental Release" means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the indoor or outdoor environment or into or out of any property not authorized under any Environmental Permit and requiring notification under any applicable Environmental Law.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

   "ERISA Affiliate" shall mean a Person and/or such Person's Subsidiaries or any trade or business (whether or not incorporated) which is under common control with such Person's or such Person's Subsidiaries or which is treated as a single employer with such Person or any Subsidiary of such Person under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(f) of ERISA.

   "Event" shall mean the occurrence or existence of any act, action, activity, circumstance, condition, event, fact, failure to act, incident or practice, or any set or combination of any of the foregoing.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

   "Existing Policy" is defined in Section 4.11.

   "Fairness Opinion" shall mean the written opinion, dated April [17], 2001 of the Company Financial Advisor to the effect, without limitation, that the consideration to be received by the holders of shares of Company Common Stock and Company Option Securities in the Merger is fair from a financial point of view to such holders.

   "GAAP" shall mean, with respect to any Person, except to the extent that a deviation therefrom is expressly required by this Agreement, generally accepted accounting principles applied on a consistent basis (a) as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants ("AICPA") and/or in statements of the Financial Accounting Standards Board that are applicable in the circumstances as of the date in question, (b) when not inconsistent with such opinions and statements, as set forth in other AICPA publications and guidelines and/or (c) that otherwise arise by custom for the particular industry. The requirement that such principles be consistently applied means that the accounting principles in a current period are comparable in all material respects to those applied in preceding period. All accounting and financial terms used in this Agreement, all determinations and computations required to be made pursuant to the provisions of this Agreement, and the compliance with each covenant contained in this Agreement that relates to financial matters shall, except as otherwise specifically provided to the contrary, be determined in accordance with GAAP as defined in this paragraph.

   "Gains Taxes" is defined in Section 2.22.

   "Governmental Authorizations" shall mean all approvals, concessions, consents, exemptions, franchises, licenses, permits, plans, registrations and other authorizations of and all reports and notices to and filings with all Authorities.

   "Hazardous Material" means any substance, material or waste which is regulated by any Authority in jurisdictions in which any of Company or its Subsidiaries operates, including, (a) any material, substance or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law, and (b) petroleum, petroleum products, asbestos and polychlorinated biphenyls.

   "Indemnified Person" is defined in Section 4.11.

   "Instrument" shall mean any agreement, bond, contract, debenture, indenture, lease, letter of credit, mortgage, note, commitment, memorandum, certificate, notice, document or other writing (whether by formal agreement, letter or otherwise), or any oral arrangement, understanding or commitment, under which any debt, liability or other obligation is evidenced, assumed or undertaken, or any lien (or right or interest therein) is granted, perfected or exists.

   "Intellectual Property Rights" is defined in Section 2.7.

   "IRS" or the "Service" shall mean the United States Internal Revenue Service or any successor Authority thereto.

   "Law" shall mean any action, approval, authorization, code, consent decree, constitution, demand, decree, directive, enactment, finding, guideline, injunction, interpretation, judgment, law, license, order, ordinance, permit, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, statute, or writ, or the common law, or any particular section, part or provision thereof, or any interpretation, directive, guideline or request (whether or not having the force of law), of any Authority, including without limitation the judicial systems thereof, or any particular section, part or provision thereof.

   "Lease" shall mean any lease of property, whether real, personal or mixed.

   "Legal Action" shall mean, with respect to any Person, any litigation or legal or other actions, arbitrations, investigations, proceedings or suits, at law or in arbitration, equity or admiralty (whether or not purported to be brought on behalf of such Person) affecting such Person or any of its business or property or assets.

   "Material Adverse" or "Materially and Adversely" when used alone or in conjunction with other terms (including without limitation "Affect," "Change" and "Effect") in respect of any Person shall mean any Event or set of Events which could be expected to (a) have any material adverse effect upon or result in any material adverse change in the validity or enforceability of this Agreement, or any of the Transaction Documents, (b) materially and adversely affect the business, operations, management, properties or prospects, or the condition, financial or other, or results of operation of such Person and its Subsidiaries taken as a whole, (c) materially impair such Person's ability to fulfill its obligations under the terms of this Agreement or any Transaction Document, or (d) materially and adversely affect the aggregate rights and remedies of Rocket or Acquiror under this Agreement or any Transaction Document; provided that in no event shall any of the following constitute a Material Adverse Effect on Company: (i) net losses of Company and its Subsidiaries from operations in the normal, usual and customary manner in the ordinary and regular course of business, consistent with past practice, of Company and its Subsidiaries, (ii) a change in the market price or trading volume of the Company Common Stock, (iii) any adverse Event principally attributable to conditions affecting the industries in which Company and its Subsidiaries participate, or the U.S. economy, as a whole, or (iv) any failure by Company to meet internal projections or forecasts, analysts' expectations or published revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement.

   "MBCL" is defined in Section 1.1.

   "Merger" is defined in Section 1.1.

   "Merger Price" is defined in Section 1.4.

   "Multiemployer Plan" shall mean a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

   "Option Securities" shall mean all rights, options and warrants, and calls or commitments evidencing the right, to subscribe for, purchase or otherwise acquire shares of capital stock or Convertible Securities, whether or not the right to subscribe for, purchase or otherwise acquire is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or the existence or non-existence of some other Event.

   "Organic Documents" shall mean, with respect to any Entity, the instrument, as from time to time in effect, filed by such Entity under the laws of its jurisdiction of organization for the purpose of effecting such organization, its by-laws, partnership agreement, management agreement, operating agreement and all stockholder, partner and member agreements, voting trusts and similar arrangements applicable to any of its capital stock, partnership interests or membership interests.

   "Pension Plan" shall mean any employer pension benefit plan, as defined in
Section 3(2) of ERISA.

   "Permitted Encumbrances" shall mean the following: (a) liens for taxes, assessments and governmental charges not yet due and payable; (b) rights reserved to any Authority to regulate the affected property; (c) as to leased assets, interests of lessors and encumbrances affecting the interests of the lessors; and (d) leases, encumbrances or restrictions that do not in any material respect, individually or in the aggregate, affect or impair the value or use of the affected asset or property.

   "Permitted Investments" is defined in Section 1.5.

   "Person" shall mean any human being or any Entity.

   "Private Authorizations" shall mean all franchises, permits, licenses, approvals, consents, concessions and other authorizations of or notices to or filings with all Persons (other than Authorities) including without limitation those with respect to patents, trademarks, service marks, trade names, copyrights, computer software programs, technology and know-how.

   "Prohibited Transaction" shall mean a transaction that is prohibited under
Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA, respectively.

   "Proxy Statement" is defined in Section 2.18.

   "Remedial Action" means all actions required under any applicable Environmental Law or otherwise undertaken by any Authority, including any capital expenditures, required or undertaken to (a) clean up, remove, treat, or in any other way address any Hazardous Material; (b) prevent an Environmental Release or the threat of an Environmental Release, or minimize any further Environmental Release so it does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (d) bring facilities on any property owned, operated or leased by any of Company or its Subsidiaries and operations conducted thereon into compliance with any applicable Environmental Law or Environmental Permit.

   "Representatives" is defined in Section 4.1.

   "Reportable Event" shall mean a "reportable event", as defined in Section 4043 of ERISA, whether or not the reporting of such event to the Pension Benefit Guaranty Corporation has been waived.

   "Rocket" is defined in the preamble preceding the Recitals.

   "Rocket 401(k) Plan" is defined in Section 4.12.

   "Schedule 13E-3" is defined in Section 2.18.

   "Subsidiary" shall mean, with respect to any Person, any Entity a majority of the capital stock ordinarily entitled to vote for the election of directors, or if no such voting stock is outstanding a majority of the equity interests, of which is owned directly or indirectly by such Person or any other Person which is a Subsidiary of such Person.

   "Special Committee" is defined in Section 2.21.

   "Surviving Corporation" is defined in Section 1.1.

   "Tax" or "Taxes" shall mean all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, transfer gains, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real or personal property, and estimated taxes, water, rent and sewer service charges, custom duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts thereon, imposed by any taxing authority or other Authority (federal, state, local or foreign) and shall include any transferee liability in respect of Taxes.

   "Tax Return" shall mean any return, declaration, report, estimate, information return or statement required to be filed in respect of any Taxes.

   "Termination Date" is defined in Section 8.1.

   "Transfer" shall mean any sale, assignment, conveyance, transfer or other disposition, mortgage, pledge or other Encumbrance, lease, exchange, abandonment, parting with control of, gift, granting of an option or proxy or other act of alienation.

   "Transaction Document" shall mean any Instrument executed or to be executed in connection with the consummation of the Merger and the other transactions contemplated hereby, whether or not expressly referred to in this Agreement.

Section 8. Termination.

   8.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated, whether before or after the Company Stockholder Approval:

     (a) By mutual written agreement of the parties; or

     (b) By any party, by written notice to the other parties, if, other than as a result of a breach of this Agreement by the terminating party, the Closing shall not have occurred on or before June 30, 2001 or such later date as may be mutually agreed in writing by the parties (the "Termination Date"); or

     (c) By any party, by written notice to the other parties, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling (which order, decree, ruling or action the parties hereto shall use their best efforts to lift or reverse), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; or

     (d) (i) By Company, by written notice to the other parties, if both (A) it is not in material breach of any of its representations, warranties or covenants contained herein or in any Transaction Document and (B) there has been a material breach of a representation or warranty in this Agreement by Rocket or Acquiror, or a material breach by Rocket or Acquiror of any covenant set forth herein, or a failure of any condition to which the obligations of Company hereunder are subject, and such breach or failure cannot be cured by the Termination Date and has not been waived, or (ii) by Rocket and Acquiror, by written notice to Company, if both (A) neither Rocket nor Acquiror is in material breach of any of its representations, warranties or covenants contained herein or in any Transaction Document and
  (B) there has been a material breach of a representation or warranty in this Agreement by Company, or a material breach by Company of any covenant set forth herein, or a failure of any condition to which the obligations of Rocket and Acquiror hereunder are subject, and such breach or failure cannot be cured by the Termination Date and has not been waived.

     (e) By any party, by written notice to the other parties, if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at the

  Company Stockholders Meeting contemplated by Section 4.5 (including any postponements or adjournments thereof).

     (f) By Rocket and Acquiror, by written notice to Company, if the Board of Directors of Company shall have (i) withdrawn or modified, in a manner adverse to Acquiror, its approval or recommendation of this Agreement or any of the transactions contemplated hereby, (ii) failed to include such recommendation in the Proxy Statement, (iii) approved or recommended any Acquisition Proposal from any Person other than Rocket or Acquiror or (iv) resolved to do any of the foregoing.

   In the event of any termination pursuant to this Section (other than pursuant to clause (a) above), written notice setting forth the reasons thereof shall forthwith be given by the terminating party to the other party and, in the case of paragraph (d) the breach or failure set forth in such notice shall not have been cured within seven (7) days of such written notice.

   8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability on the part of any party, or any of its respective stockholders, partners, officers or directors, to the other and all rights and obligations of each party shall cease, except that such termination shall not relieve any party from liability for any misrepresentation or breach of any of its warranties, covenants or agreements set forth in this Agreement occurring prior to termination.

Section 9.  General Provisions.

   9.1 Nature and Survival of Representations and Warranties.

   (a) All representations, warranties, covenants and agreements made in this Agreement or in any agreement, instrument, other document or certificates delivered in connection with the transactions contemplated hereby shall be deemed material and relied on by each party notwithstanding any investigation made by it or on its behalf. All representations, warranties, covenants and agreements made in this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Section 8.1, except for those covenants and agreements herein that by their terms are to be performed in whole or in part after the Effective Time. Nothing in this Section shall relieve any party from liability for any misrepresentation or breach of any of its warranties, covenants or agreements set forth in this Agreement occurring prior to its termination.

   (b) All statements contained in the Disclosure Schedule or in any certificate delivered by or on behalf of Company or any of its Subsidiaries pursuant to or in connection with this Agreement or any amendments to any thereof, shall constitute representations and warranties made under this Agreement.

   9.2 Entire Agreement. This Agreement (which term, unless the context otherwise specifically requires, includes any exhibits or schedules hereto and all agreements, instruments and certificates delivered pursuant hereto or thereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements, covenants, promises, conditions, understandings, inducements, representations and negotiations, expressed or implied, written or oral, between them as to such subject matter, including, without limitation, any so-called "letters of intent" with respect thereto.

   9.3 Specific Performance; Other Rights and Remedies. The parties recognize that certain of their rights under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for injunctive relief and specific performance to the extent permitted by law. The parties hereby waive any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief. The rights and remedies of the parties under this Agreement are cumulative and are not in lieu of, but are in addition to, any other rights and remedies which the parties shall have under or by virtue of any statute, rule or regulation or any rule of law, or in equity, or any other agreement or obligation between the parties or any of them.

   9.4 Waivers; Amendments. Anything in this Agreement to the contrary notwithstanding, required consents and approvals may be granted, compliance with any term, covenant, agreement, condition or other provision set forth herein may be omitted or waived, and misrepresentations and breaches of warranties may be waived, either generally or in a particular instance and either retroactively or prospectively with, but only with, the written consent of the party entitled to the benefit thereof. This Agreement may be altered or amended only by an instrument in writing, duly executed by each of the parties hereto, at any time before or after the Company Stockholder Approval, but after such approval no alteration or amendment shall be made which by Applicable Law requires further approval by the stockholders of Company.

   9.5 Assignment; Successors and Assigns. This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns, including, without limitation, successors by operation of law pursuant to any merger, consolidation or sale of assets involving any of the parties. Nothing in this Agreement expressed or implied is intended to and shall not be construed to confer upon or create in any person (other than the parties hereto and their permitted successors and assigns) any rights or remedies under or by reason of this Agreement, including without limitation any rights to enforce this Agreement.

   9.6 Notices. All notices and other communications which by any provision of this Agreement are required or permitted to be given shall be given in writing and shall be (a) mailed by first-class or express mail, postage prepaid, (b) sent by telegram, telecopy or other form of rapid transmission, confirmed by mailing (by first class or express mail, postage prepaid) written confirmation at substantially the same time as such rapid transmission, or (c) personally delivered to the receiving party (which if other than an individual shall be an officer or other responsible party of the receiving party). All such notices and communications shall be mailed, sent or delivered as follows:

   If to Rocket or Acquiror, at:

     Rocket Software, Inc.
     2 Apple Hill Drive
     Natick, MA 01760
     Attention: Mr. Johan Magnusson
     Facsimile: 508-652-4730

   with a copy to:

     Lucash Gesmer & Updegrove LLP
     40 Broad Street
     Boston, MA 02109
     Attention: Peter Moldave, Esq.

     Facsimile: 617-350-6878

   If to Company, at:

     Peritus Software Services, Inc.
     112 Turnpike Road, Suite 111
     Westborough, MA 01581
     Attention: Mr. John D. Giordano
     President

     Facsimile: 508-870-0764
   with a copy to:

     Hale and Dorr LLP
     60 State Street
     Boston, MA 02109
     Attention: Peter B. Tarr, Esq.

     Facsimile: 617-526-5000

or to such other person(s), telex or facsimile number(s) or address(es) as the party to receive any such communication or notice may have designated by written notice to the other party.

   9.7 Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case, except when such reformation and construction would operate as an undue hardship on either party, or constitute a substantial deviation from the general intent and purpose of such party as reflected in this Agreement.

   9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, binding upon all the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart. In pleading or proving any provision of this Agreement, it shall not be necessary to produce more than one of such counterparts.

   9.9 Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

   9.10 Further Acts. Each of the parties hereto agrees to do all such things and execute and deliver all such further instruments, agreements and documents and to take all such further action as any other party may reasonably request in order to effectuate the terms and conditions of this Agreement.

   9.11 Governing Law. Except for provisions required to be governed by the MBCL, the validity, interpretation, construction and performance of this Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts made and performed in such jurisdiction and, in any event, without giving effect to any choice or conflict of laws provision or rule that would cause the application of domestic substantive laws of any other jurisdiction.

   9.12 Consent to Jurisdiction and Service. To the extent permitted by Applicable Law, each of the parties hereto absolutely and irrevocably consents and submits to the jurisdiction of the courts of the Commonwealth of Massachusetts and of any Federal Court located in the said jurisdiction in connection with any actions or proceedings brought against it by any other party to this Agreement arising out of or relating to this Agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in any such court.

   9.13 No Presumption. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted.

   IN WITNESS WHEREOF, each of the undersigned parties has caused this Agreement to be entered into and signed, effective and delivered as of the date first-above written.

                                          COMPANY:

                                          Peritus Software Services, Inc.

                                                   /s/ John D. Giordano
                                          By:__________________________________
                                                  Name: John D. Giordano
                                                Title: President and Chief
                                                     Executive Officer

                                          ROCKET:

                                          Rocket Software, Inc.

                                                    /s/ Johan Magnusson
                                          By: _________________________________
                                                   Name: Johan Magnusson
                                             Title: Director, Chief Operating
                                                          Officer

                                          ACQUIROR:

                                          Rocket Acquisition Company, Inc.

                                                    /s/ Johan Magnusson
                                          By: _________________________________
                                                   Name: Johan Magnusson
                                                     Title: President

                                   Exhibit A

              FEDERAL                           FEDERAL
              IDENTIFICATION                    IDENTIFICATION NO.
              NO. 04-3126919                    04-

                       The Commonwealth of Massachusetts

                             William Francis Galvin
                         Secretary of the Commonwealth
             One Ashburton Place, Boston, Massachusetts 02108-1512

                               ARTICLES OF MERGER
                    (General Laws, Chapter 156B, Section 78)

                                   merger of

                        Peritus Software Services, Inc.
                                      and
                        Rocket Acquisition Company, Inc.

                       the constituent corporations, into

                        Peritus Software Services, Inc.
                      one of the constituent corporations.

   The undersigned officers of each of the constituent corporations certify under the penalties of perjury as follows:

   1. An agreement of merger has been duly adopted in compliance with the requirements of General Laws, Chapter 156B, Section 78, and will be kept as provided by Subsection (d) thereof. The surviving corporation will furnish a copy of said agreement to any of its stockholders, or to any person who was a stockholder of any constituent corporation, upon written request and without charge.

   2. The effective date of the merger determined pursuant to the agreement of merger shall be the date approved and filed by the Secretary of the Commonwealth. If a later effective date is desired, specify such date which shall not be more than thirty days after the date of filing:

   3. (For a merger)

   **The following amendments to the Articles of Organization of the surviving corporation have been effected pursuant to the agreement of merger:

     Article III is hereby amended to change the authorized capital to:

       200,000 shares common, $.01 par value per share
--------
*   Delete the inapplicable word
**  If there are no provisions state "None".

   Note: If the space provided under any article or item on this form is insufficient, additions shall be set forth on separate 8 1/2 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be made on a single sheet as long as each article requiring each addition is clearly indicated.

   (For a consolidation)

   (a) The purpose of the resulting corporation is to engage in the following business activities:

   (b) State the total number of shares and the par value, if any, of each class of stock which the resulting corporation is authorized to issue.

      Without Par Value                         With Par Value
------------------------------     -----------------------------------------------
   Type       Number of Shares        Type        Number of Shares     Par Value
----------    ----------------     ----------     ----------------     ---------
Common:                               Common:
Preferred:                         Preferred:

   **(c) If more than one class of stock is authorized, state a distinguishing designation for each class and provide a description of the preferences, voting powers, qualifications, and special or relative rights or privileges of each class and of each series then established.

   **(d) The restrictions, if any, on the transfer of stock contained in the agreement of consolidation are:

   **(e) Other lawful provisions, if any, for the conduct and regulation of the business and affairs of the corporation, for its voluntary dissolution, or for limiting, defining, or regulating the powers of the corporation, or of its directors or stockholders, or of any class of stockholders:

   4. The information contained in Item 4 is not a permanent part of the Articles of Organization of the surviving corporation.

   (a) The street address of the surviving corporation in Massachusetts is:
(post office boxes are not acceptable)

     2 Apple Hill Drive, Natick, Massachusetts 01760

   (b) The name, residential address, and post office address of each director and officer of the *resulting / *surviving corporation is:

                  Name             Residential Address        Post Office Address
                  ----             -------------------        -------------------
President:  Johan Magnusson   2320 Ocean Boulevard
                              Rye Beach, New Hampshire
                              03871

Treasurer:  Johan Magnusson   same as above

Clerk:      Johan Magnusson   same as above

Directors:  Johan Magnusson   same as above

Asst.       Andrew Youniss    26 Bogastow Circle
 Clerk:                       Millis, Massachusetts 02054

Asst.       Timothy Lindamood 15 Ethan Allen Drive
 Clerk:                       Acton, Massachusetts 01720

   (c) The fiscal year (i.e. tax year) of the surviving corporation shall end on the last day of the month of:

     December

   (d) The name and business address of the resident agent, if any, of the surviving corporation is:

     Andrew Youniss, 2 Apple Hill Drive, Natick, Massachusetts 01760

   The undersigned officers of the several constituent corporations listed above further state under the penalties of perjury as to their respective corporations that the agreement of merger has been duly executed on behalf of such corporation and duly approved by the stockholders of such corporation in the manner required by General Laws, Chapter 156B, Section 78.

____________________________________________________________________, President
Johan Magnusson

________________________________________________________________________, Clerk
Johan Magnusson
of Rocket Acquisition Company, Inc.
_______________________________________________________________________________
                       (Name of constituent corporation)

____________________________________________________________________, President
John D. Giordano

________________________________________________________________________, Clerk
Peter B. Tarr
of Peritus Software Services, Inc.
_______________________________________________________________________________
                       (Name of constituent corporation)

                       THE COMMONWEALTH OF MASSACHUSETTS

                      ARTICLES OF *CONSOLIDATION / *MERGER
                    (General Laws, Chapter 156B, Section 78)

                               ----------------

      I hereby approve the within Articles of
      *Consolidation/*Merger and, the filing fee in the amount
      of $    , having been paid, said articles are deemed to
      have been filed with me this   day of    ,    .

      Effective date: __________________________________________

                             WILLIAM FRANCIS GALVIN
                         Secretary of the Commonwealth



                         TO BE FILLED IN BY CORPORATION
                      Photocopy of document to be sent to:

                       Leslie Martello, Legal Specialist
                         Lucash, Gesmer & Updegrove LLP
                  40 Broad Street, Boston, Massachusetts 02109
                           Telephone: (617) 350-6800

                                                                         ANNEX B

April 17, 2001

The Board of Directors
Peritus Software Services, Inc.
112 Turnpike Road, Suite 111
Westborough, MA 01581-2860

Gentlemen:

   We understand that Peritus Software Services, Inc. ("Peritus" or the "Company"), Rocket Software, Inc. ("Rocket") and Rocket Acquisition Company, Inc., a wholly-owned subsidiary of Rocket ("Acquiror"), propose to enter into an Agreement and Plan of Merger, dated April 18, 2001 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Acquiror with and into Peritus. Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Peritus (the "Peritus Common Stock"), other than Dissenting Shares and shares held by Rocket or any of its wholly owned Subsidiaries and shares held in the treasury of Company or by any of its wholly owned Subsidiaries, shall be converted into the right to receive $0.19 (the "Merger Price"), in cash, upon the surrender of the certificate representing such share. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

   You have asked for our opinion (the "Opinion") as to whether the Merger Price pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of the Peritus Common Stock.

   On September 12, 2000, the Company engaged The Catalyst Group, LLC ("Catalyst") to conduct a strategic review of the Company. At the October 2, 2000 Board Meeting of the Company, Catalyst presented a review of the strategic alternatives available to the Company. On October 16, 2000 the Company engaged Catalyst to seek a complementary merger, acquisition or investment partner for the Company, and on the same date issued a press release stating that the Company had "retained The Catalyst Group, LLC to render financial advisory and investment banking services in connection with exploring strategic alternatives including the potential sale of the Company". In addition to this press release, Catalyst solicited interest widely. As at the date of this letter, no offer for the shares of the Company has been received which exceeds the current proposed Merger Price.

   Catalyst provided these financial advisory services for the Company and received fees for the rendering of these services.

   In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     (i) reviewed certain publicly-available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and other operating and financial data concerning the Company prepared by its management;

     (iii) reviewed certain financial projections of the Company prepared by its management;

     (iv) discussed the operations, financial condition and the prospects of the Company, including certain financial projections, with executives of the Company;

     (v) discussed potential operational and strategic benefits of the Merger with executives of the Company;

     (vi) reviewed the reported prices and trading activity for the Peritus Common Stock;

     (vii) compared the financial performance of the Company and the prices and trading activity of the Peritus Common Stock with that of certain other comparable publicly-traded companies;

     (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (ix) reviewed the draft Merger Agreement and related documents;

     (x) considered such other factors as we have deemed appropriate.

   We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of the Opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared to reflect the best currently available estimates and judgments of the future financial performance and prospects of the Company.

   We have assumed that the Merger will be consummated in accordance with the terms set forth in the draft Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based the information made available to us as at the current date, and on financial, economic, market and other conditions currently in effect.

   It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission and the proxy statement mailed to holders of the Peritus Common Stock in connection with the Merger. Catalyst expresses no opinion or recommendation as to how the shareholders of the Company should vote at any shareholders' meeting held in connection with the Merger.

   Based on the foregoing, we are of the opinion on this date that the Merger Price specified in the Merger Agreement is fair from a financial point of view to holders of shares of the Peritus Common Stock.

                                          Very truly yours,

                                          The Catalyst Group, LLC

                                                       /s/ John R. Scholes
                                          By: _________________________________
                                                         John R Scholes
                                                            Partner

                                                                         ANNEX C

             SECTIONS 85 THROUGH 98, INCLUSIVE OF CHAPTER 156B

                   OF THE GENERAL LAWS OF MASSACHUSETTS

(S) 85. Dissenting stockholder; right to demand payment for stock; exception

   A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

(S) 86. Sections applicable to appraisal; prerequisites

   If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

(S) 87. Statement of rights of objecting stockholders in notice of meeting;
form

   The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

  "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

(S) 88. Notice of effectiveness of action objected to

   The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

(S) 89. Demand for payment; time for payment

   If within twenty days after the date of mailing of a notice under subsection
(e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

(S) 90. Demand for determination of value; bill in equity; venue

   If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

(S) 91. Parties to suit to determine value; service

   If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

(S) 92. Decree determining value and ordering payment; valuation date

   After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

(S) 93. Reference to special master

   The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

(S) 94. Notation on stock certificates of pendency of bill

   On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

(S) 95. Costs; interest

   The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

(S) 96. Dividends and voting rights after demand for payment

   Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

  (1)  A bill shall not be filed within the time provided in section ninety;

  (2)  A bill, if filed, shall be dismissed as to such stockholder; or

  (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

   Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

(S) 97. Status of shares paid for

   The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

(S) 98. Exclusive remedy; exception

   The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                                      Preliminary Copy
                                                     Filed on June 1, 2001
                                                                      APPENDIX I

                                  DETACH HERE

                        PERITUS SOFTWARE SERVICES, INC.

           PROXY SOLICITED ON BEHALF OF THE SPECIAL COMMITTEE OF THE
                 BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS

                   Special Meeting of Stockholders to be held

                               June 29, 2001

   The undersigned, revoking all prior proxies, hereby appoints John D. Giordano and Peter B. Tarr, and each of them, with full power of substitution, as proxies for the undersigned to act and to vote at the special meeting of stockholders of Peritus Software Services, Inc. to be held on June 29, 2001 and at any adjournment or adjournments of the meeting as designated in this proxy upon all matters referred to on the reverse side of this proxy and as described in the proxy statement for the meeting and, in their discretion, upon any matters that may properly come before the meeting.

   THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS MADE, THE PROXIES WILL VOTE FOR PROPOSAL 1.

    PLEASE VOTE, DATE AND SIGN ON THE REVERSE SIDE OF THIS PROXY AND RETURN
                       PROMPTLY IN THE ENCLOSED ENVELOPE.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

   SEE REVERSE SIDE                                             SEE REVERSE SIDE

                                  DETACH HERE

[X] Please mark votes as in this example.

   THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU INSTRUCT THE PROXIES TO VOTE FOR PROPOSAL 1.

   1. Approval and adoption of the Agreement and Plan of Merger dated as of April 18, 2001 by and among Peritus Software Services, Inc., Rocket Software, Inc. and Rocket Acquisition Company, Inc. and the transactions contemplated by that agreement, including the merger of Rocket Acquisition Company, Inc. with and into Peritus Software Services, Inc., with Peritus Software Services, Inc. as the surviving corporation and with each outstanding share of Peritus Software Services, Inc.'s common stock, other than shares held by Rocket Software, Inc., Rocket Acquisition Company, Inc. and their respective wholly owned subsidiaries, being converted into the right to receive $0.19 in cash.

[_] FOR                      [_] AGAINST                             [_] ABSTAIN

               MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT [_]

   Please sign exactly as name(s) appear(s) on this proxy. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign by authorized person.

Signature:               Date:           Signature:                 Date: